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As filed with the Securities and Exchange Commission on January 24, 2006

Registration No. 333-128272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 3
to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMCOMP INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6331 (Primary Standard Industrial Classification Code Number)	65-0636842 (I.R.S. Employer Identification Number)

701 U.S. Highway One
North Palm Beach, Florida 33408
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

AmCOMP Incorporated
701 U.S. Highway One
North Palm Beach, Florida 33408
Attention: Fred R. Lowe, President
Telephone: (561) 840-7171
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David J. Adler, Esq.	Matthew M. Ricciardi, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP	LeBoeuf, Lamb, Greene & MacRae LLP
Park Avenue Tower	125 West 55th Street
65 East 55th Street	New York, New York 10019
New York, New York 10022	Telephone: (212) 424-8000
Telephone: (212) 451-2300	Facsimile: (212) 424-8500
Facsimile: (212) 451-2222

As soon as practicable after the effective date of this registration statement
(Approximate Date of Commencement of Proposed Sale to the Public)

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Primary Offering:
Common Stock, $0.01 par value per share(1)	$66,000,000	$7,768
Secondary Offering:
Common Stock, $0.01 par value per share(1)(2)	$66,825,000	$7,622

Total	$132,825,000	$15,390(3)

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Comprising shares subject to the underwriters' over-allotment option and shares to be sold by certain of our existing stockholders, including the selling stockholders, identified herein.

(3)
$12,947 has been previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 24, 2006

10,500,000 Shares

Common Stock

        This is the initial public offering of our common stock. We are offering 6,000,000 shares of our common stock, and the selling stockholders are offering an additional 4,500,000 shares of common stock. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $9.00 and $11.00 per share. We have applied to have our common stock listed on The Nasdaq National Market under the symbol "AMCP."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 11 to read about factors you should consider before buying our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds (before expenses) to us	$	$
Proceeds (before expenses) to selling stockholders	$	$

        To the extent that the underwriters sell more than 10,500,000 shares of common stock, certain of our existing stockholders, including the selling stockholders, have granted the underwriters a 30-day option to purchase up to an additional 1,575,000 shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of common stock to purchasers against payment on or about                     , 2006.

Friedman Billings Ramsey

Raymond James

BB&T Capital Markets

The date of this prospectus is                        , 2006.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before purchasing the common stock offered by this prospectus. You should read the entire prospectus carefully, including the "Risk Factors" and "Forward-Looking Statements and Associated Risks" sections and our historical consolidated financial statements and the notes to those financial statements, before making an investment decision.

Overview

        We are a property and casualty insurer specializing in workers' compensation insurance products that include a strong emphasis on value-added services to our policyholders. We offer insurance coverage for the statutorily prescribed wage replacement and medical care benefits that employers are required to provide to their employees who are injured in the course of their employment.

        We are able to profitably offer these products and services as a result of our individual risk underwriting approach, loss prevention and claims management services. We target employers that are safety conscious, demonstrate a strong commitment to loss prevention and have a favorable attitude toward the health and safety of their employees. We underwrite these risks on an individual basis, as opposed to following an occupational class-based underwriting approach, and consider many factors such as type of business, nature of operations, risk exposures and other employer-specific conditions. We try to avoid risks that have either a significant potential for severe losses, such as steel erectors, or a reduced opportunity to obtain an adequate rate, such as clerical workers. In underwriting and pricing our policies, our goal is to maintain premium levels commensurate with the risks we underwrite to earn consistent underwriting profits.

        We believe that the services provided by our loss prevention specialists give us a significant competitive advantage for the classes of business that we underwrite. These services include identifying and eliminating unsafe working conditions, accident and illness prevention, safety awareness training and sound employee hiring practices. Our claims management services include return-to-work programs, case management by teams of registered nurses and experienced claims adjusters and management of medical provider services and billings. These consultative services result in added value to our insureds and their employees. In many cases, our services provide employers the opportunity to reduce their loss experience and their long-term net workers' compensation costs. Many of our competitors have greater financial resources or offer other lines of business and can offer their workers' compensation insurance at lower prices. Competitors with more surplus than we possess will have the potential to expand in our markets more quickly than we can. We are able to compete primarily due to service and other value-based considerations, rather than solely on premium cost.

        Our proactive claims management strategy includes promoting prompt reporting of claims, obtaining appropriate medical care for injured workers and mandating early return to work programs for our policyholders. We believe this strategy leads to rapid claims closure and lower overall claims costs. We retain authority over underwriting, claims processing, safety engineering and policy auditing and do not delegate these responsibilities to third parties.

        We seek to establish long-standing relationships with our policyholders and agents. Our policyholders are primarily small to mid-sized businesses, principally those with annual premiums between $10,000 and $100,000 per year, and include selected classes of contractors, manufacturers and "main street" businesses such as retail stores and restaurants. Excluding the policies assumed from our participation in mandatory pooling arrangements implemented by certain states in which we operate, we had approximately 9,600 policyholders with an average premium per policy of approximately $25,000 as of September 30, 2005.

        Our management embarked on a growth and diversification strategy in late 1998. Until that time, we wrote business only in Florida. Over the five-year period from 2000 to 2004, our direct premiums written grew by 21.8%, compounded annually. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten by our insurance subsidiaries. After the successful execution of our expansion strategy, we currently focus on employers in 11 states, with Florida representing 35.5% of our 2004 direct premiums written (41.2% of direct premiums written in the nine months ended September 30, 2005). In 2004, despite our lack of a rating from A.M. Best Company, or A.M. Best, and our relatively low average premium per policy, we were among the top 15 carriers in terms of market share in 7 of our 11 states, based on direct premiums written, according to our calculations from data compiled by A.M. Best. These states represent 85% of our direct premiums written. While we have diversified geographically since 1999, we believe there are significant opportunities for growth in our targeted markets. In all states in which we operate, a significant portion of total workers' compensation insurance premiums is written by numerous companies that individually have a small market share. In 2004 in our top two states, Florida and Indiana, our market share of the entire workers' compensation insurance market, including our target market, as measured by direct premiums written was 2.8% and 4.5%, respectively, and our market share in all 11 states in which we operate was 1.6%, according to our calculations from data compiled by A.M. Best.

        We had gross premiums written of approximately $214.1 million, total revenue of $198.3 million and net income of $12.1 million for the nine months ended September 30, 2005. We had cash and investments of $324.3 million, total assets of $573.3 million and stockholders' equity of $68.2 million as of September 30, 2005. Our net combined ratio for the nine months ended September 30, 2005 was 92.7%, and our annualized return on average stockholders' equity for that period was 24.8%. The combined ratio is a measure of the profitability of an insurance company's underwriting operations. The combined ratio expresses our aggregate losses and loss adjustment expenses, policy acquisition expenses, other underwriting expenses and policyholder dividends as a percentage of our net premiums earned in a period. If the combined ratio is at or above 100%, an insurance company is incurring losses from its underwriting operations and cannot be profitable without sufficient investment income to offset losses. A net combined ratio of 92.7% indicates that our underwriting operations are profitable for the period presented.

Competitive Strengths

        We believe that we have the following competitive strengths:

  •
  Strong Distribution Relationships.    We have established strong relationships with our independent agents by emphasizing personal interaction, offering superior services and maintaining an exclusive focus on workers' compensation insurance. Our field underwriters work closely with independent agents to market and underwrite our business. These underwriters regularly visit agents and participate in presentations to insureds. Our field underwriters' extensive personal interaction with independent agents and policyholders has led to an enhanced understanding of the businesses we underwrite and the needs of prospective insureds.

  •
  Specialized Underwriting Approach.    We price our policies based on the specific risk associated with each potential insured rather than solely on the industry class in which such potential insured is classified. Our underwriters average more than 20 years of experience underwriting workers' compensation insurance. We believe our underwriting approach and experience have played pivotal roles in enabling us to outperform the workers' compensation insurance industry in each of the last five years based on our accident year loss ratios.

  •
  Loss Prevention Services.    We believe the value-added services that we provide strengthen our relationships with our policyholders and enable them to reduce their losses from employee injuries. Loss prevention specialists conduct pre- and post-underwriting safety consultations with policyholders. They also develop and implement loss prevention programs for these customers. Our loss prevention personnel, who average more than 16 years of experience, conduct on-site evaluations for most of our policyholders annually.

  •
  Proactive Claims Management.    We provide our policyholders with an active claims management program and strive for rapid closure of claims. As of December 31, 2004, we had closed 95.8%, 98.0% and 99.0% of all reported claims for accident years 2003, 2002 and 2001, respectively. Our injury notification call center operates 24 hours a day, seven days a week so that injured workers and policyholders can report claims promptly. This enables our nurses or claims adjusters to conduct an injury assessment and begin to develop a program for treatment within 24 hours after notification. Our experienced claims adjusters average more than 16 years of workers' compensation insurance industry experience. Our policy is that each claims adjuster be responsible for a maximum of 125 open indemnity cases. This allows our claims adjusters to devote substantial attention to each claim and facilitates more effective claims management. Our registered nurses have an average of more than 25 years of nursing experience.

  •
  State Focused Operations.    Our core operating philosophy is "local people doing business with local people." We currently focus on 11 states that we believe provide us with the greatest opportunity for near-term profitable growth. Our strategy in these states is executed by our regional presidents and their local teams who we believe have a deep understanding of the business climate and policyholder base and have strong relationships with agents operating in these states.

  •
  Prudent Reserving.    Workers' compensation claims are often paid over a long period of time. We have demonstrated consistent success in estimating our liabilities for losses and LAE and establishing adequate reserves, despite challenges faced by the workers' compensation insurance industry. Our net loss reserves as of the end of each of the 10 years from 1995 to 2004 have proven to be redundant as developed through September 30, 2005, meaning that our reserves as originally estimated were higher than what our experience as of September 30, 2005 indicates. By contrast, according to our calculations from data compiled by A.M. Best, the reserves for U.S. workers' compensation insurers have been deficient in 6 of the last 10 years.

  •
  Focus on Small to Mid-Sized Employers.    We believe that we have achieved significant scale and profitability, throughout our 23-year history, by specializing on a target market of small to mid-sized businesses, principally employers with premiums between $10,000 and $100,000 per year. Based on our extensive experience with independent agents and employers in this market, we believe our target market is not subject to the same degree of price competition as larger accounts. Furthermore, we believe that employers in this size category are not as sensitive to A.M. Best ratings and that they value our service-oriented approach to business to a greater extent due to their limited resources.

  •
  Proven Leadership and Experienced Management Team.    Our senior management team, consisting of Fred R. Lowe, as chairman of the board, president and chief executive officer, Debra Cerre-Ruedisili, as executive vice president, chief operating officer and director and Kumar Gursahaney, as senior vice president, chief financial officer and treasurer, has an average of 30 years of insurance industry experience and 23 years of workers' compensation insurance experience.

Our Challenges

        As part of your evaluation of our business, you should consider the following challenges we face in implementing our business strategies:

  •
  Risk of Failure to Recover from Reinsurers. We purchase reinsurance to manage our risk and exposure to losses. However, we continue to have direct obligations under the policies we write. At September 30, 2005, we carried a total of $80.1 million of reinsurance recoverables for paid and unpaid losses and LAE and ceding commissions, representing 117.2% of our total stockholders' equity as of that date. We also have outstanding and past due claims for reinsurance recoveries in the amount of approximately $1.7 million under reinsurance agreements assumed in 1998 through 2000. If our reinsurers refuse or fail to pay losses that we cede to them, or their creditworthiness changes before we can recover amounts to which we are entitled, our financial condition and results of operations would be adversely affected.

  •
  Risk of Inadequacy of Premiums and Loss Reserves. We may fail to accurately estimate the risks associated with the businesses that we insure, and our reserves and premiums may prove to be inadequate to cover our actual losses. In states other than Florida, we have a shorter operating history and must rely on a combination of industry benchmarks, our specific experience in these states and our experience in Florida. Operational changes in claims handling practices over the years may impact the interpretation of this historical data, which can also be impacted by external forces such as legislative changes, economic fluctuations and legal trends. A key assumption in the estimation process for workers' compensation reserves is severity trends, including the increasing costs of health care and the medical claims process. If there were unfavorable changes in severity trends, our loss reserves might need to be increased, which would result in a charge to our earnings. Reserves for workers' compensation claims are based on estimates that may be more uncertain than reserves for other lines of insurance with shorter or more definite periods between claim occurrence and final determination of the ultimate loss.

  •
  Financial Strength Ratings. Our insurance subsidiaries are not currently rated by A.M. Best. To date, we have not pursued a rating because we have been able to successfully increase premiums written without a rating in the 11 states in which we operate. Some companies require that their workers' compensation insurance carrier have a rating of at least "A-" from A.M. Best. Most of these companies are larger than the companies in our target market and generally do not meet our underwriting and pricing objectives. We have no current plans to request an A.M. Best rating, but we will continue to periodically review whether a rating would allow us to more profitably grow our business.

    One of our insurance subsidiaries, AmCOMP Preferred Insurance Company, or AmCOMP Preferred, is rated "BBpi" by Standard & Poor's on an unsolicited basis. A rating of "BB" is the 5th highest of 8 rating levels used by Standard & Poor's and indicates marginal financial security characteristics, although positive attributes exist, but adverse business conditions could lead to insufficient ability to meet financial commitments.

    In addition, AmCOMP Preferred and AmCOMP Assurance Corporation, or AmCOMP Assurance, our other insurance subsidiary, are rated "BBq" by Fitch Ratings on an unsolicited basis. A rating of "BBq" is the 5th highest of 7 Q-IFS rating levels used by Fitch and indicates that the insurer has an uncertain capacity to meet policyholder and contract obligations and that although positive factors are present, overall risk factors are high and the impact of adverse business and economic factors is expected to be significant.

    These ratings are based solely on an analysis of published financial information and additional information in the public domain. They are not based on meetings with our management, nor do they incorporate material, non-public information, and are therefore based on less comprehensive information than ratings without a "pi" or "q" subscript.

  •
  Cyclicality of the Workers' Compensation Industry. Conditions in the workers' compensation insurance industry have historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. This cyclicality may cause our revenues and net income to fluctuate. In October 2005, the Florida Office of Insurance Regulation, or Florida OIR, rejected an industry proposed 7.2% decrease and approved an overall average 13.5% decrease in premium rates for all workers' compensation insurance policies written by Florida licensed insurers in 2006. This reduction may have a material adverse effect on our profitability and may result in a decrease in the number of policies we issue in Florida in 2006.

  •
  Possible Inability to Compete Effectively. The market for workers' compensation insurance is highly competitive. Many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. In some cases, our competitors offer lower priced products than we do. If our competitors offer more competitive premiums, dividends or payment plans, services or insurance agency commissions, we could lose market share or have to reduce our premium rates, which could adversely affect our profitability.

  •
  Lack of Geographic Diversity. Our business is concentrated in five of the 11 states in which we currently operate, including Florida (35.5% of 2004 direct premiums written), Indiana (13.0% of 2004 direct premiums written), Wisconsin (10.8% of 2004 direct premiums written), Tennessee (9.6% of 2004 direct premiums written) and Texas (8.9% of 2004 direct premiums written). Unfavorable business, economic or regulatory developments in these states could more negatively affect our business than insurers with less geographic concentration.

  •
  Reliance on Key Executives. The current success of our business is dependent in significant part on the efforts of our executive officers. Many of our regional and local officers are also critical to our operations because of their industry expertise, knowledge of our markets and relationships with the independent agencies who sell our products. The loss of members of our management team or key regional or local officers may adversely affect our business and our financial performance.

  •
  Possible Inability to Obtain Adequate Reinsurance. The availability, amount and cost of reinsurance are subject to market conditions and to our experience with insured losses. For 2006 and in 2005, our excess of loss reinsurers assumed liability on each loss occurrence up to $30.0 million and $20.0 million, respectively, subject to our retention of the first $2.0 million. We cannot be certain that our reinsurance agreements will be renewed or replaced in the future upon terms satisfactory to us. If we are unable to obtain reinsurance agreements on satisfactory terms, our underwriting capacity would be reduced, which could adversely affect our financial performance.

        For further discussion of these and other challenges we face, see "Risk Factors."

Strategy

        We plan to pursue profitable growth and favorable returns on equity through the following strategies:

  •
  Leverage Existing Infrastructure.    Since 1999, we have successfully expanded our operations across 11 targeted states. We have offices in ten states, each of which we believe has been staffed to accommodate anticipated premium growth. We have grown our workforce 78.0% since December 31, 1999 from 244 employees to 435 at September 30, 2005. We believe that these initiatives have given us a fully-built, well-developed scalable infrastructure that will allow us to continue to lower our expense ratio as we grow our premium. If we are unable to grow our premium in-force, we may not be able to leverage our infrastructure and reduce our expense ratio.

  •
  Expand in our Existing Markets.    Our current market share in each of our states as measured by 2004 direct premiums written does not exceed 5.0%. Competition in our target markets varies by state and employer size. In all of the states in which we operate, a significant portion of total workers' compensation insurance premiums is written by numerous companies that individually have a small market share. We believe that the strength of our risk selection, loss prevention, claims management, and policyholder service positions us to profitably increase our market share in our existing markets. As we attempt to expand in our existing markets, we may be unable to increase our market share and generate premiums that adequately leverage our capital.

  •
  Prudent Geographic Expansion.    While we are licensed in 22 states, we actively market our insurance in the 11 states that we believe provide the greatest opportunity for near-term profitable growth. We believe the net proceeds from this offering will provide us with additional capital to increase the amount of insurance we are able to write in these and other states. We are evaluating a number of states for long-term entry potential. Possible expansion states in the near term include Mississippi, Missouri, Arkansas and Minnesota, subject to compliance with applicable licensing requirements. We intend to continue to scrutinize carefully the potential for achieving underwriting profits and adequate returns on capital before expanding our business in existing or new states. The ultimate success of this strategy will be dependent upon a number of factors beyond our control, including state licensing, competitive environment, rate adequacy and the availability of key insurance professionals.

  •
  Exclusive Focus on Workers' Compensation Insurance.    Our operations are exclusively focused on providing workers' compensation insurance and related services to policyholders. We believe this focus enables us to better understand an employer's needs and potential risks in this industry relative to competitors who offer a broader range of insurance products. While we believe this focus also allows us to manage all aspects of our business to profitably serve this market, at times, our inability to offer other lines of insurance may be a competitive disadvantage.

  •
  Focus on Underwriting Profitability.    We intend to maintain our focus on underwriting discipline and profitability throughout market cycles. Our strategy is to focus on underwriting workers' compensation insurance and to maintain adequate premium rate levels commensurate with the risks we underwrite. We will also continue to strive for improved risk selection and pricing, as well as reduced loss frequency and severity of claims through comprehensive workplace safety reviews, rapid closing of claims through personal, direct contact with our policyholders and their employees, and effective medical cost containment measures. In executing our plan, we may be challenged to manage our anticipated growth while maintaining our underwriting profitability.

        Our headquarters and principal executive offices are located at 701 U.S. Highway One, North Palm Beach, Florida 33408, telephone (561) 840-7171. Our website is www.amcomp.com. Information on our website is not incorporated into this prospectus by reference and should not be considered part of this prospectus.

        AmCOMP and AmSERV are registered trademarks of subsidiaries of AmCOMP. We are not affiliated with the American Society of Workers' Compensation Professionals, to which we have granted a limited license to use the name AmCOMP. This prospectus also includes trademarks and servicemarks of other companies.

        All references in this prospectus to "AmCOMP," "we," "us" or "our," or similar terms, refer to AmCOMP Incorporated, together with its consolidated subsidiaries, except as used in the "Description of Capital Stock" section of this prospectus or otherwise where the context makes clear that the reference is only to AmCOMP Incorporated.

The Offering

Common stock offered by us	6,000,000 shares
Common stock offered by the selling stockholders	4,500,000 shares
Common stock to be outstanding after the offering	15,558,389 shares
Use of proceeds	We intend to contribute substantially all of the net proceeds that we receive from this offering to our insurance subsidiaries, which will permit them to underwrite additional insurance. We intend to use the remainder of the net proceeds for general corporate purposes. See "Use of Proceeds." We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.
Dividend policy	We do not anticipate paying dividends on our common stock in the foreseeable future. We plan to retain earnings for use in the operation of our business and to fund future growth.
Proposed Nasdaq National Market symbol	AMCP

        The number of shares of common stock shown to be outstanding after the offering is based upon 9,558,389 shares outstanding as of January 17, 2006, and reflects (1) a 1-for-2.2904 reverse stock split that we intend to effect immediately prior to the effectiveness of this offering and (2) the issuance of 4,191,399 shares upon the conversion immediately prior to the closing of this offering of the 2,400,000 outstanding shares of our Series A preferred stock. This number does not include, as of January 17, 2006:

  •
  645,579 shares that may be issued pursuant to the exercise of outstanding options, at a weighted average exercise price of $11.12 per share;

  •
  758,039 shares subject to options to be granted upon effectiveness of this offering, at a price equal to the initial public offering price; and

  •
  281,084 additional shares available for future issuance under existing option plans.

Assumptions in this Prospectus

        Except as otherwise indicated, all information in this prospectus:

  •
  assumes no exercise of the underwriters' over-allotment option;

  •
  reflects a 1-for-2.2904 reverse stock split that we intend to effect immediately prior to the effectiveness of this offering;

  •
  reflects the conversion of the 2,400,000 outstanding shares of our Series A preferred stock into an aggregate of 4,191,399 shares of common stock immediately prior to the closing of this offering;

  •
  assumes no exercise of options outstanding on the date of this prospectus; and

  •
  reflects the filing, prior to the completion of this offering, of our amended and restated certificate of incorporation, referred to in this prospectus as our certificate of incorporation, and the adoption of our amended and restated by-laws, referred to in this prospectus as our by-laws, implementing the provisions described under "Description of Capital Stock."

Summary Historical Consolidated Financial Data

        The following summary historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included herein. We derived the summary historical consolidated statement of operations data for the nine months ended September 30, 2005 and 2004 and the summary historical consolidated balance sheet data as of September 30, 2005 from our condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. We derived the summary historical consolidated statement of operations data for the years ended December 31, 2004, 2003 and 2002 and the summary historical consolidated balance sheet data as of December 31, 2004 from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. We derived the summary historical consolidated statement of operations data for the year ended December 31, 2001 from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. We derived the summary historical consolidated statement of operations data for the year ended December 31, 2000 from our audited consolidated financial statements. These historical results are not necessarily indicative of results to be expected in any future period.

	Nine Months Ended September 30,			Year Ended December 31,
	2005		2004	2004	2003		2002		2001	2000
	(Dollars and shares in thousands, except per share data)
Statement of Operations Data:
Revenues:
Net premiums earned	$190,776		$128,571	$181,186	$164,287		$196,478		$141,303	$85,517
Net investment income	7,637		4,063	6,077	4,803		5,689		5,776	6,203
Net realized investment gain (loss)	(324)		1,051	982	2,644		320		524	123
Other income (loss)	249		191	332	(2,464	)(1)	1,446		1,103	10,615	(2)

Total revenue	$198,338		$133,876	$188,577	$169,270		$203,933		$148,706	$102,458

Expenses:
Losses and loss adjustment expenses(3)	$108,489		$92,229	$119,121	$109,518		$126,386		$100,831	$54,674
Policy acquisition expenses	32,987	(4)	10,716	19,499	21,735		40,925		21,379	6,580
Underwriting and other expenses	28,695		26,316	32,280	30,244		25,579		33,478 (5)	20,958
Dividends to policyholders	6,588		3,848	6,983	5,796		5,931		8,519	9,362
Interest expense	2,155		810	1,389	410		352		848	955

Total expenses	$178,914		$133,919	$179,272	$167,703		$199,173		$165,055	$92,529

Income (loss) before income taxes	19,424		(43)	9,305	1,567		4,760		(16,349)	9,929
Income tax (benefit) expense	7,298		(20)	4,275	632		1,379		(6,391)	3,689

Net income (loss) before cumulative effect of accounting change	12,126		(23)	5,030	935		3,381		(9,958)	6,240

Cumulative effect of accounting change	—		—	—	—		2,455	(6)	—	—

Net income (loss)	$12,126		$(23)	$5,030	$935		$5,836		$(9,958)	$6,240

Operating Data:
Direct premiums written	$208,396	$203,979	$260,173	$231,083	$227,241	$175,305	$133,312
Gross premiums written	214,071	212,361	270,981	239,484	232,536	178,215	152,431
Net premiums written	207,437	162,773	217,472	144,952	209,537	173,432	85,290
Per Share Data:
Earnings (loss) per share
Basic	$2.26	$0.00	$0.94	$0.17	$1.07	$(1.83)	$1.13
Diluted	1.27	0.00	0.53	0.10	0.61	(1.83)	0.73
Weighted average common shares outstanding
Basic	5,367	5,368	5,368	5,368	5,437	5,437	5,502
Diluted	9,563	5,368	9,564	9,562	9,628	5,437	8,550
Selected Insurance Ratios:
Net loss ratio(7)	56.9%	71.7%	65.7%	66.7%	64.3%	71.4%	63.9%
Net policy acquisition expense ratio(8)	17.3 (4)	8.3	10.8	13.2	20.8	15.1	7.7
Underwriting and other expense ratio(9)	15.0	20.5	17.8	18.4	13.0	23.7	24.5

Net combined ratio, excluding policyholder dividends(10)	89.2%	100.5%	94.3%	98.3%	98.1%	110.2%	96.1%

Dividend ratio(11)	3.5	3.0	3.9	3.5	3.0	6.0	10.9

Net combined ratio, including policyholder dividends(12)	92.7%	103.5%	98.2%	101.8%	101.1%	116.2%	107.0%

Statutory Policyholders' Surplus:(13)
AmCOMP Preferred	$90,709	$75,522	$81,652	$45,859	$29,229	$47,658	$29,905
AmCOMP Assurance	52,290	36,156	48,465	27,507	17,001	17,865	14,307
	As of September 30, 2005
			As of December 31, 2004
	Actual	As Adjusted(14)
	(Dollars and shares in thousands)
Balance Sheet Data:
Cash and investments	$324,328	$378,128	$262,028
Premiums receivable—net	107,221	107,221	101,638
Reinsurance recoverables	80,134	80,134	115,870
Total assets	573,349	627,149	543,782
Unpaid losses and loss adjustment expenses	304,413	304,413	297,698
Unearned and advance premiums	120,437	120,437	114,235
Long-term debt	40,482	40,482	41,821
Total liabilities	505,146	505,146	485,447
Common stock	45,105	122,003	35,237
Preferred stock	23,098	—	23,098
Total stockholders' equity	68,203	122,003	58,335

(1)
Includes a pre-tax loss of $2.1 million from the commutation of two reinsurance agreements in 2003.

(2)
Includes a pre-tax gain of $10.1 million from the commutation of two reinsurance treaties with Reliance Insurance Company in 2000.

(3)
Includes favorable loss reserve development of $13.9 million and $2.2 million for the nine months ended September 30, 2005 and 2004, respectively, favorable loss reserve development for the years ended December 31, 2004, 2003 and 2002 of $8.3 million, $1.0 million and $0.4 million, respectively, and unfavorable loss reserve development for the years ended December 31, 2001 and 2000 of $11.1 million and $1.8 million, respectively.

(4)
Beginning in the third quarter of 2005, the second injury fund assessment in South Carolina was doubled, which resulted in a pre-tax charge of $3.3 million in the third quarter of 2005.

(5)
Reflects a $10.8 million write off of reinsurance recoverables of $8.3 million owed to us by Reliance Insurance Company and $2.5 million owed to us by Legion Insurance Company. We considered these reinsurance recoverables uncollectible because Reliance was subject to an order of liquidation and Legion was placed into rehabilitation by the Pennsylvania Insurance Commissioner.

(6)
Reflects the write off of negative goodwill upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

(7)
Losses and LAE divided by net premiums earned, after the effects of reinsurance.

(8)
Policy acquisition expenses including: commissions, assessments, premium tax and general and administrative expenses directly associated with policy acquisition divided by net premiums earned, after the effects of reinsurance.

(9)
Underwriting and other expenses not directly associated with policy acquisition divided by net premiums earned.

(10)
Sum of ratios computed in footnotes 7, 8 and 9.

(11)
Dividends to policyholders divided by net premiums earned.

(12)
Sum of ratios computed in footnotes 7, 8, 9 and 11.

(13)
AmComp Assurance is a wholly-owned subsidiary of AmComp Preferred. Under statutory accounting principles, its policyholders' surplus is included in AmComp Preferred's policyholders' surplus.

(14)
As adjusted to give effect to the sale of 6,000,000 shares of common stock we are offering pursuant to this prospectus at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions to be paid by us, and the application of these proceeds on September 30, 2005, and the conversion of 2,400,000 shares of outstanding Series A preferred stock into 4,191,399 shares of common stock. See "Use of Proceeds."

RISK FACTORS

        Investing in our common stock involves risks. You should carefully consider the following risk factors and other information in this prospectus before purchasing our common stock. Any of the risks described below could result in a significant or material adverse effect on our business, results of operations and financial condition. The trading price of our common stock may decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to Our Business

  We may not be able to collect on our reinsurance recoverables, which would adversely affect our financial condition.

        We are subject to credit risk with respect to our reinsurers. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers a portion of insurance risk under policies it has written to another insurance company, called the reinsurer, and pays the reinsurer a portion of the premiums relating to those policies. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. Although we purchase reinsurance to manage our risk and exposure to losses, we continue to have direct obligations under the policies we write. We remain liable to our policyholders, even if we are unable to recover what we believe we are entitled to receive under our reinsurance contracts. Reinsurers might refuse or fail to pay losses that we cede to them, or they might delay payment. In the case of long-term workers' compensation cases, the creditworthiness of our reinsurers may change before we can recover amounts to which we are entitled. Recent natural disasters, such as Hurricanes Katrina, Rita and Wilma, have caused unprecedented insured property losses, a significant portion of which will be borne by reinsurers. If a reinsurer is active both in this market and in the workers' compensation insurance market, its ability to perform its obligations in the latter market may be adversely affected by events unrelated to workers' compensation insurance losses.

        In 2001, we wrote off $10.8 million of uncollectible reinsurance receivables from Reliance Insurance Company and Legion Insurance Company. In addition, the liquidator for Reliance has filed an action against us seeking recovery of approximately $2.3 million of reinsurance recoverables paid to us by Reliance prior to the entry of an order to liquidate Reliance. While we are vigorously defending such action, we cannot assure the outcome of such action.

        At September 30, 2005, we carried a total of $80.1 million of reinsurance recoverables for paid and unpaid losses and LAE and ceding commissions, representing 117.3% of our total stockholders' equity as of that date. With the addition of the net proceeds from the initial public offering, we estimate our reinsurance recoverables would be 66.0% of our adjusted total stockholders' equity at September 30, 2005. Under Florida law, each of our insurance subsidiaries is required to maintain a ratio of 1.25 times premiums written to surplus of no greater than 10-to-1 for gross premiums written and no greater than 4-to-1 for net premiums written. If all reinsurance recoverables became uncollectible, our surplus would decline by this amount, and we would not be in compliance with Florida's statutory requirement at our current level of premiums written. The Florida OIR would have the authority to place us into receivership, to suspend our insurance subsidiaries' certificates of authority or to set limits on our maximum annual gross or net premiums written in all states. In addition, we may be unable to comply with certain regulatory requirements, including solvency standards that may subject us to additional restrictions on our operations. Of the $80.1 million in reinsurance recoverables, $3.2 million is the current recoverable on paid losses and $76.8 million is recoverable on unpaid losses and therefore not currently due. The reinsurance recoverables on unpaid losses will become current as we pay the related claims. If we are unable to collect a significant amount of our reinsurance recoverables, our financial condition and results of operations would be adversely affected. See "Business—Recoverability of Reinsurance" and "—Regulation."

        Our largest recoverable from a single reinsurer as of September 30, 2005 was $40.7 million owed to us by Continental Casualty Company, a subsidiary of CNA Financial Corporation, representing 59.6% of our total stockholders' equity as of that date. Of the $40.7 million, $1.1 million was the current recoverable on paid losses. The balance of $39.6 million is recoverable from Continental Casualty Company on losses that may be paid by us in the future and therefore is not currently due. We also have outstanding and past due claims for reinsurance recoveries in the amount of approximately $1.7 million under reinsurance agreements assumed from 1998 through 2000, with Security Insurance Company, Fire and Casualty Insurance Company of Hartford and Connecticut Indemnity Insurance Company. These amounts have become past due because of Security Insurance Company's contract disputes with its reinsurer. If these amounts are ultimately determined to be uncollectible from Security Insurance Company, we will write off that amount.

  Our loss reserves are based on estimates and may be inadequate to cover our actual losses.

        We must establish and maintain reserves for our estimated liability for losses and LAE. We establish loss reserves in our financial statements that represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have not yet been reported to us. Loss reserves are estimates of the ultimate cost of individual claims based on actuarial estimation techniques and are inherently uncertain. Judgment is required in applying actuarial techniques to determine the relevance of historical payment and claim closure patterns under current facts and circumstances. We review our established reserves each quarter. We may adjust our reserves based on the results of these reviews and these adjustments could be significant. If we change our estimates, these changes are reflected in our results of operations during the period in which they are made.

        In states other than Florida, we have a shorter operating history and must rely on a combination of industry benchmarks, our specific experience in these states and our experience in Florida. Operational changes in claims handling practices over the years may impact the interpretation of this historical data, which can also be impacted by external forces such as legislative changes, economic fluctuations and legal trends. A key assumption in the estimation process for workers' compensation reserves is severity trends, including the increasing costs of health care and the medical claims process. If there were unfavorable changes in severity trends, our loss reserves might need to be increased, which would result in a charge to our earnings.

        In 2004 and the nine months ended September 30, 2005, we experienced redundancies in our reserves for prior periods of $8.3 million and $13.9 million, respectively. After reviewing the loss information during 2004, together with a history of lower loss development from several prior quarterly evaluations, we concluded in the second quarter of 2004 that there was enough evidence to reduce the selected loss development factors to a level that is more predictive of our future loss experience. As a result of the changes in our loss development factors, our reserves may not develop as favorably in the future as they have in recent periods.

        Workers' compensation claims are often paid over a long period of time. Estimating reserves for these claims may be more uncertain than estimating reserves for other lines of insurance with shorter or more definite periods between occurrence of the claim and final determination of the ultimate loss. Accordingly, there is a greater risk that we may fail to accurately estimate the risks associated with the businesses that we insure and that our reserves may prove to be inadequate to cover our actual losses.

  If we do not effectively price our insurance policies, our financial results will be adversely affected; we do not set prices for our policies in Florida and Wisconsin.

        Our policy prices are established when coverage is initiated. Our prices for insurance coverage are based on estimates of expected losses generated from the policies we underwrite. As do most workers'

compensation insurance carriers, we analyze many factors when pricing a policy, including the policyholder's prior loss history and industry, and the loss prevention orientation of the policyholder's management. Inaccurate information regarding a policyholder's past claims experience puts us at risk for mispricing our policies. When initiating coverage on a policyholder, we must rely on the claims information provided by the policyholder or previous carriers to properly estimate future claims expense. If the claims information is not accurately stated, we may underprice our policy by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums.

        We write businesses in two "administered pricing" states, Florida and Wisconsin. In 2004, we wrote 35.5% of our direct written premiums in Florida and 10.8% in Wisconsin. In administered pricing states, insurance rates are set by the state insurance regulators and are adjusted periodically. Rate competition generally is not permitted in these states.

        The Florida OIR disapproved a rate filing for 2006 prepared by the National Council on Compensation Insurance, or NCCI, requesting on behalf of all Florida licensed workers' compensation insurers a 7.2% rate decrease. Subsequently, the Florida OIR approved an overall average 13.5% decrease for all Florida licensed workers' compensation insurers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook." The effect of the approved decrease cannot currently be ascertained. If the 2006 premium decrease had been in effect in 2005, our direct premiums written would have declined by $14.2 million, our Florida net loss ratio would have increased by 8.2% and our company-wide net loss ratio would have increased by 3.4%. If the approved rate decrease results in a material adverse effect on our profitability in Florida, we may elect to reduce the amount of premiums written there. In states in which we operate, other than administered pricing states, should our competitors offer products at prices lower than we believe would be profitable, we may decline to compete at those lower prices and our premium levels could be reduced.

  We operate in a highly competitive industry and may lack the financial resources to compete effectively.

        The market for workers' compensation insurance products is highly competitive. Competition in our business is based on many factors, including premiums charged, policyholder dividends, services provided, financial ratings assigned by independent rating agencies, speed of claims payments, reputation, perceived financial strength and general experience. In some cases, our competitors offer lower priced products than we do. If our competitors offer more competitive premiums, dividends or payment plans, services or commissions to independent agencies, we could lose market share or have to reduce our premium rates, which could adversely affect our profitability. Our competitors include insurance companies, professional employer organizations, third party administrators, self-insurance funds and state insurance pools. Our main competitors in each of the 11 states in which we operate vary from state to state but are usually those companies that offer a full range of services in underwriting, loss prevention and claims. We compete on the services that we offer to our policyholders and on ease of doing business rather than solely on price. In Florida, our main competitor is Summit Holdings Southeast, Inc./Bridgefield Employers Insurance Company, a full service company that provides comparable services to employers. Another Florida competitor, FCCI Commercial Insurance Company, also provides these services to policyholders in the $10,000 to $100,000 premium range, our target market. In Texas, our main competitor is Texas Mutual Insurance Company, a company also not rated by A.M. Best, which sells to all sized policyholders, including policyholders in the $10,000 to $100,000 range. In Wisconsin, there are over 300 companies that write workers' compensation insurance. Our primary competitors there include Acuity, a Mutual Insurance Company, United Heartland Life Inc., State Fund Mutual Insurance Company, West Bend Mutual Insurance Company, General Casualty Company of Wisconsin and Sentry Insurance Group, because they offer the same types of services that we offer. In Indiana, our principal competition is from Amerisure Insurance Company and Indiana Insurance Company. In Tennessee, our main competition comes from Acuity,

Accident Fund Insurance Company of America, Bridgefield and Hartford Insurance Group. Many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. State insurance regulations require maintenance of minimum levels of surplus and of ratios of net premiums written to surplus. Accordingly, competitors with more surplus than we possess have the potential to expand in our markets more quickly than we can. Additionally, greater financial resources permit a carrier to gain market share through more competitive pricing, even if that pricing results in reduced underwriting margins or an underwriting loss. Many of our competitors are multi-line carriers that can price the workers' compensation insurance that they offer at a loss in order to obtain other lines of business at a profit. If we are unable to compete effectively, our business and financial condition could be materially adversely affected.

  If we do not maintain good relationships with independent insurance agencies, they may not sell our products in preference to those of our competitors and our revenues may decline.

        We market and sell our insurance products solely through independent, non-exclusive insurance agencies. These agencies are not obligated to promote our products and can and do sell our competitors' products. We must offer workers' compensation insurance products that meet the requirements of these agencies and their customers. We must provide competitive compensation to these agencies. Our business model is based on an extensive network of smaller agencies distributed throughout the states in which we do business. We need to maintain good relationships with the agencies with which we contract to sell our products. If we do not, these agencies may sell our competitors' products instead of ours or may direct less desirable risks to us, and our revenues or profitability may decline. In addition, these agencies may find it easier to promote the broader range of programs of our competitors than to promote our niche selection of insurance products. A loss of a number of our independent agencies or the failure of these agencies to successfully market our products may reduce our revenues and our results of operations if we are unable to replace them with agencies that produce comparable premiums.

  Insurance ratings may become important to our agents and policyholders and an adverse rating could negatively impact our competitive position.

        Insurance ratings may become an increasingly important factor in establishing our competitive position. Rating agencies rate insurance companies based on their financial strength and their ability to pay claims, factors that are relevant to agents and policyholders. The ratings assigned by nationally recognized, independent rating agencies, particularly A.M. Best, may become material to our ability to maintain and expand our business. Ratings from A.M. Best and other rating agencies are used by some insurance buyers, agents and brokers as an indicator of financial strength and security. These ratings are not intended to reflect the quality of the rated company for investment purposes and are not recommendations to buy or hold securities. The financial strength ratings of A.M. Best and other rating agencies are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Other companies in our industry that have been rated and have had their rating downgraded have experienced negative effects.

        Our insurance subsidiaries have never been rated by A.M. Best. Since 1982, AmCOMP and its predecessors have been a mono-line workers' compensation insurance carrier specializing in smaller sized policyholders, principally employers with premium between $10,000 and $100,000 per year. Based on our extensive experience with independent agents, we believe employers in this size category are not as sensitive to A.M. Best ratings and they place more importance on a workers' compensation carrier's ability to assist in the prevention of injuries at their job site. To date, we have not pursued a rating because we have been able to successfully increase premiums written without a rating in the 11 states in which we operate. Some companies require that their workers' compensation insurance carrier have a rating of at least "A-" from A.M. Best. Most of these companies are larger than companies in our target market, and generally do not meet our underwriting and pricing objectives. Historically, when we have sought to write policies for these companies, we have been successful in many cases in having this requirement waived. However, we may not be able to obtain these waivers in the future and, should we decide to expand our target market, the absence of an A.M. Best rating or an unfavorable rating may limit our ability to profitably expand our business.

        One of our insurance subsidiaries, AmCOMP Preferred, is rated "BBpi" by Standard & Poor's on an unsolicited basis. A rating of "BB" is the 5th highest of 8 rating levels used by Standard & Poor's and indicates marginal financial security characteristics, although positive attributes exist, but adverse business conditions could lead to insufficient ability to meet financial commitments. Our insurance subsidiaries, AmCOMP Preferred and AmCOMP Assurance, are also rated "BBq" by Fitch Ratings on an unsolicited basis. A rating of "BBq" is the 5th highest of 7 Q-IFS rating levels used by Fitch and indicates that the insurer has an uncertain capacity to meet policyholder and contract obligations and that, although positive factors are present, overall risk factors are high and the impact of adverse business and economic factors is expected to be significant. These ratings are based solely on an analysis of published financial information and additional information in the public domain. They are not based on meetings with our management, nor do they incorporate material, non-public information, and are therefore based on less comprehensive information than ratings without a "pi" or "q" subscript.

        The absence of a rating from A.M. Best and the current ratings by Standard & Poor's and Fitch may adversely affect our marketing efforts, cost or availability of reinsurance and financial performance. Should our insurance subsidiaries apply for a rating or should A.M. Best choose to rate our insurance subsidiaries on an unsolicited basis, the ratings they receive may not be favorable, which could adversely affect our marketing efforts, cost or availability of reinsurance and financial performance. Additionally, a downgrade in or withdrawal of any future A.M. Best or other rating agency rating could cause a reduction in the number of policies we write and could have a material adverse effect on our results of operations and our financial position.

  Our geographic concentration ties our performance to business, economic and regulatory conditions in certain states.

        Our business is currently concentrated in Florida (35.5% of 2004 direct premiums written), Indiana (13.0% of 2004 direct premiums written), Wisconsin (10.8% of 2004 direct premiums written), Tennessee (9.6% of 2004 direct premiums written) and Texas (8.9% of 2004 direct premiums written). Unfavorable business, economic or regulatory conditions in these states could impact our business disproportionately in comparison to insurers with less geographic concentration.

        In Florida, the state in which we write the most premium, and in Wisconsin, insurance regulators set the premium rates we may charge. The Florida and Wisconsin insurance regulators may set rates below those that we require to maintain profitability. For example, in October 2005, the Florida OIR approved an overall average 13.5% decrease in premium rates for all workers' compensation insurance policies written by Florida licensed insurers in 2006. The effect of the approved decrease cannot be ascertained at this time, because of anticipated changes in the number of insurers that will operate in Florida and the amount of insurance that they seek to write, the use of dividend plans and consent to rate policies and possible additional realization of cost savings resulting from reforms enacted in 2003.

        In addition, Florida is exposed to severe natural perils, such as hurricanes. As our business is concentrated in this manner, we may be exposed to economic and regulatory risks or risks from natural perils that are greater than the risks we would face if our business were spread more evenly by state. To date we have not been adversely affected by natural perils. However, were Florida to experience a natural peril of the magnitude of Hurricane Katrina, the result could be disruption of the entire local economy, the loss of jobs and a concomitant reduction in the opportunity to place workers' compensation insurance.

  Our financial condition may be adversely affected if we are unable to realize our investment objectives.

        Investment income is an important component of our revenues and net income. The ability to achieve our investment objectives is affected by factors that are beyond our control. For example, United States participation in hostilities with other countries and large-scale acts of terrorism may adversely affect the economy generally, and our investment income could decrease due to decreases in the yield on our investments. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These and other factors affect the capital markets and, consequently, the value of the securities we own. Interest rates have remained low in the past several years. The outlook for our investment income is dependent on the future direction of interest rates, maturity schedules and the amount of cash flows from operations that is available for investment. The fair values of fixed maturity investments that are "available-for-sale" fluctuate with changes in interest rates and cause fluctuations in our balance sheet. Our stockholders' equity will continue to fluctuate with any future changes in interest rates. Any significant decline in our investment income as a result of falling interest rates or general market conditions would have an adverse effect on our net income and, as a result, on our stockholders' equity and our policyholders' surplus.

  Our business is largely dependent on the efforts of our management because of its industry expertise, knowledge of our markets and relationships with the independent agencies that sell our products.

        Our success will depend in substantial part upon our ability to attract and retain qualified executive officers, experienced underwriting personnel and other skilled employees who are knowledgeable about our business. The current success of our business is dependent in significant part on the efforts of Fred R. Lowe, our president and chief executive officer, Debra Cerre-Ruedisili, our executive vice president and chief operating officer, and Kumar Gursahaney, our senior vice president, chief financial officer and treasurer. Many of our regional and local officers are also critical to our operations because of their industry expertise, knowledge of our markets and relationships with the independent agencies who sell our products. We carry key person life insurance only on Ms. Cerre-Ruedisili. If we were to lose the services of members of our management team or key regional or local officers, we may be unable to find replacements satisfactory to us and our business. As a result, our operations may be disrupted and our financial performance may be adversely affected.

  We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

        Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to fund future operating requirements and/or cover losses, we may need to raise additional funds through financings or curtail our growth. We believe that the net proceeds to us from this offering, together with our anticipated retained earnings, will support our operations for at least the next 18 to 24 months without the need to raise additional capital. However, we cannot provide any assurance in that regard, because many factors will affect the amount and timing of our capital needs, including our growth and profitability, our claims experience, and the availability of reinsurance, as well as possible market disruptions and other unforeseeable developments. If we have to raise additional capital, equity or debt financing may not be available on terms that are favorable to us. In the case of equity financings, dilution to our stockholders could result. In any case, such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our future growth or operating plans and our business, financial condition or results of operations could be materially adversely affected.

  The insurance business is subject to extensive regulation that limits the way we can operate our business.

        We are subject to extensive regulation by the Florida OIR and the insurance regulatory agencies in each state in which our insurance subsidiaries are licensed. These state agencies have broad regulatory powers designed primarily to protect policyholders and their employees, not the stockholders of AmCOMP. Regulations vary from state to state, but typically address or include:

  •
  standards of solvency, including risk-based capital measurements;

  •
  restrictions on the nature, quality and concentration of investments;

  •
  restrictions on the types of terms that we can include in the insurance policies we offer;

  •
  mandates that may affect wage replacement and medical care benefits paid under the workers' compensation system;

  •
  procedures for adjusting claims, which can affect the ultimate amount for which a claim is settled;

  •
  restrictions on the way rates are developed and premiums are determined;

  •
  the manner in which general agencies may be appointed;

  •
  required methods of accounting;

  •
  establishment of reserves for unearned premiums, losses and other purposes;

  •
  limitations on our ability to transact business with affiliates;

  •
  mergers, acquisitions and divestitures involving our insurance subsidiaries;

  •
  licensing requirements and approvals that affect our ability to do business;

  •
  compliance with medical privacy laws;

  •
  potential assessments for the settlement of covered claims under insurance policies issued by impaired, insolvent or failed insurance companies; and

  •
  the amount of dividends that our insurance subsidiaries may pay to us, the parent holding company.

        Stock insurance companies are subject to Florida statutes related to excess profits for workers' compensation insurance companies. Excessive profits are calculated based upon a complex statutory formula which is applied over rolling three year periods. Companies are required to file annual excess profits forms, and they are required to return so-called "excessive profits" to policyholders in the form of a cash refund or credit toward the future purchase of insurance. To date, we have not been required to return excess profits and no amounts have been provided for returns of excess profits in our financial statements.

        Regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. We may be unable to maintain all required approvals or comply fully with the wide variety of applicable laws and regulations, which are continually undergoing revision, or the relevant authority's interpretation of such laws and regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. This extensive regulation of our business may affect the cost of our products and may limit our ability to obtain rate increases or to take other actions that we might pursue to increase our profitability. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations or interpretations by regulatory authorities could impact our operations and require us to bear additional costs of compliance.

        The National Association of Insurance Commissioners, or NAIC, has adopted a system to test the adequacy of statutory capital, known as "risk-based capital." This system establishes the minimum amount of capital and surplus calculated in accordance with statutory accounting principles, necessary for an insurance company to support its overall business operations. It identifies insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business. See "Business—Regulation."

        For example, because two of our reinsurance treaties, one from 2001 and one from 2002, did not transfer sufficient risk to the assuming reinsurer to be accounted for as reinsurance pursuant to generally accepted accounting principles, or GAAP, they were accounted for using deposit accounting in our financial statements as of and for the year ended December 31, 2002 and thereafter. This caused the total adjusted capital of AmCOMP Preferred to be at the "regulatory action plan" level, which required it to submit to the Florida OIR a risk-based capital plan. The action plan was designed to comply with the Florida OIR's gross and net writings to surplus ratios and attain ratios that exceeded all NAIC thresholds. As of December 31, 2003, one year earlier than AmCOMP Preferred had proposed, its total adjusted capital exceeded all NAIC thresholds. Although the Florida OIR conducted an examination of assets, liabilities and operations of AmCOMP Preferred, it did not issue any report on the plan AmCOMP Preferred submitted and took no regulatory action.

        Effective for 2005, the Illinois insurance regulatory agency has imposed a maximum of $9.0 million on the annual premiums we may write because AmCOMP Preferred is not currently a licensed carrier in Illinois. This limit supersedes a previous $2.5 million limit. The Illinois insurance regulatory agency considers our aggregation of the financial statements of AmCOMP Assurance, a licensed carrier in Illinois, and AmCOMP Preferred to be a reinsurance transaction with an unlicensed carrier and has required a deposit from us for premiums written in that state. Should we choose to expand our operations in Illinois, we would be required to request an increase in this limit. Our limit may be increased or lifted entirely should we obtain a license for AmCOMP Preferred or should the Illinois insurance regulatory agency determine such action is appropriate after a review of AmCOMP Assurance's financial statements. However, we cannot give any assurance that we would be successful at obtaining an increase in or elimination of this limit.

  Assessments and other surcharges by guaranty funds and second injury funds and other mandatory pooling arrangements may reduce our profitability.

        Most states have guaranty fund laws under which insurers doing business in the state are required to fund policyholder liabilities of insolvent insurance companies. Generally, assessments are levied by guaranty associations within the state, up to prescribed limits, on all insurers doing business in that state on the basis of the proportionate share of the premiums written by insurers doing business in that state in the lines of business in which the impaired, insolvent or failed insurer is engaged. Maximum contributions required by law in any one state in which we offer insurance vary between 0.3% and 2.0% of direct premiums written. We recorded an estimate of $5.0 million, $4.3 million and $2.3 million (excluding expected recoveries of $3.0 million, $3.1 million and $2.6 million) for our expected liability for guaranty fund assessments at September 30, 2005 and December 31, 2004 and 2003, respectively. The assessments levied on us may increase as we increase our premiums written.

        Many states also have laws that established second injury funds to reimburse employers and insurance carriers for workers' compensation benefits paid to employees who are injured and whose disability is increased by a prior work-related injury. The source of these funds is an assessment charged to workers' compensation insurance carriers doing business in such states. Assessments are based on paid losses or premium surcharge mechanisms. Several of the states in which we operate maintain second injury funds with material assessments. Our total assessments were $5.0 million in 2004 and $6.0 million in 2003. Our collections from these funds were $3.4 million in 2004 and $1.5 million in 2003. There is significant uncertainty that these funds will have the money required to reimburse us for our claims. For example, Florida's fund currently has significant unfunded liabilities and no reserves exist to satisfy future claims. Consequently, we have recorded no asset for future collections. No recoveries are available from Florida's fund for claims arising from accidents occurring on or after January 1, 1998. Beginning in the third quarter of 2005, the second injury fund assessment in South Carolina was doubled to 36.8% on losses. A pre-tax charge of $3.3 million was recorded in the third quarter to reflect the impact of this rate change.

        As a condition to the ability to conduct business in some states, insurance companies are required to participate in mandatory workers' compensation shared market mechanisms, or pooling arrangements. These arrangements provide insurance to companies that are otherwise unable to obtain coverage due, for example, to their prior loss experience. Our estimated liability is based upon currently available information and could change based on additional information or reinterpretations of existing information concerning the actions of the pools. Although we price our products to account for the obligations that we may have under these pooling arrangements, we may not be successful in estimating our liability for these obligations. Accordingly, our prices may not fully account for our liabilities under pooling arrangements, which may cause a decrease in our profits. We cannot predict the financial impact of our participation in any shared market or pooling mechanism that may be implemented in the future. As we write policies in new states that have pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the insolvency of other insurers in these pooling arrangements would likely increase the liability for other members in the pool. The effect of these assessments and mandatory shared market mechanisms or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

  We rely on our information technology and telecommunication systems, and the failure of these systems could materially and adversely affect our business.

        Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems, or the termination of a third-party software license upon which any of these systems is based, could interrupt our operations or materially impact our ability to evaluate and write new business. As our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. This could result in a material adverse effect on our business.

  As we only offer workers' compensation insurance, negative developments in this industry would adversely affect our business.

        We only offer workers' compensation insurance and have no plans to offer any other type of insurance. As a result of this concentration, negative developments in the economic, competitive or regulatory conditions affecting the workers' compensation insurance industry could have a material adverse effect on our results of operations and financial condition. A significant decrease in pricing due to increased competition or regulatory action, adverse court decisions interpreting states' workers' compensation laws and newly enacted legislation could negatively impact our business.

        The Florida OIR disapproved a rate filing for 2006 prepared by the NCCI, requesting on behalf of all Florida licensed workers' compensation insurers a 7.2% rate decrease. Subsequently, the Florida OIR approved an overall average 13.5% decrease for all Florida licensed workers' compensation insurers. The effect of the approved decrease cannot currently be ascertained. If the 2006 premium decrease had been in effect in 2005, our direct premiums written would have declined by $14.2 million, our Florida net loss ratio would have increased by 8.2% and our company-wide net loss ratio would have increased by 3.4%. If the approved rate decrease results in a material adverse effect on our profitability in Florida, we may elect to reduce the amount of premiums written there. In states in which we operate, other than administered pricing states, should our competitors offer products at prices lower than we believe would be profitable, we may decline to compete at those lower prices and our premium levels could be reduced. Many of our competitors are multi-line carriers that can price the workers' compensation insurance that they offer at a loss in order to obtain other lines of business at a profit. As we offer only workers' compensation insurance, we must make a profit on this business and will not lower our price to obtain business below a price that we believe will be profitable for us.

        Adverse economic conditions for the construction industry across the states in which we do business could also adversely affect our business, as approximately 40% of our business historically has come from underwriting workers' compensation insurance for the construction industry. This industry is more vulnerable than most to downturns in the local economy, including those in the housing market, and natural disasters. We also derive 20.0% of our business from the goods and services industry and 18.4% of our business from the manufacturing industry. Negative developments in these industries would have a greater effect on us, compared to more diversified insurers that also sell other types of insurance products. See also "—Our geographic concentration ties our performance to business, economic and regulatory conditions in certain states."

  If we are unable to obtain reinsurance, our ability to write new policies and to renew existing policies could be adversely affected.

        Like other insurers, we manage risk, in part, by buying reinsurance. We currently purchase excess of loss reinsurance. Under excess of loss reinsurance, a reinsurer reimburses the ceding company for losses and loss expenses over a specified dollar amount up to an agreed limit per occurrence. For 2006 and in 2005, our excess of loss reinsurers assumed liability on each loss occurrence up to $30.0 million and $20.0 million, respectively, subject to our retention of the first $2.0 million.

        We review and renegotiate our reinsurance protection each year. The availability, amount and cost of reinsurance are subject to market conditions and to our experience with insured losses. We cannot be certain that our reinsurance agreements will be renewed or replaced prior to their expiration upon terms satisfactory to us. If we are unable to renew or replace our reinsurance agreements upon terms satisfactory to us, our net liability on individual risks would increase and we would have greater exposure to catastrophic losses. If this were to occur, our underwriting results would be subject to greater variability and our underwriting capacity would be reduced. These consequences could adversely affect our financial performance.

  We have eliminated our use of quota share reinsurance. The greater risk we have retained could result in losses.

        We terminated our quota share reinsurance effective June 30, 2004 on new and renewal business. Effective July 1, 2005, we terminated the quota share reinsurance we maintained on a run-off basis for policies written prior to June 30, 2004. Quota share reinsurance was used in the past primarily to increase our underwriting capacity and to reduce our exposure to losses. Quota share reinsurance refers to a form of reinsurance under which the reinsurer participates in a specified percentage of the premiums and losses on all reinsured policies in a given class of business. As a result of the termination of our quota share reinsurance, we will retain and earn more of the premiums we write, but will also retain more of the related losses. Our increased exposure to potential losses could have a material adverse effect on our business, financial condition and results of operations.

  We have reduced our use of excess of loss reinsurance. The greater risk we have retained could result in losses.

        We reduced the amount of excess of loss reinsurance we purchased in 2005 and 2006 compared to 2004. Excess of loss reinsurance refers to a form of reinsurance in which the reinsurer reimburses the insurer for all or a portion of claim payments in excess of a specified amount and usually subject to a limit, in exchange for a specified premium. For policies effective January 1, 2005 or later, we no longer maintain reinsurance coverage for the layer of loss occurrences in excess of $1.0 million but not in excess of $2.0 million. This layer of excess of loss reinsurance was used in the past primarily to reduce the volatility of our financial results caused by large loss occurrences. We have continued to purchase excess of loss reinsurance for losses above $2.0 million, up to $20.0 million in 2005 and $30.0 million in 2006. As a result of the reduction of excess of loss reinsurance purchased, we will reduce our overall reinsurance costs, but will also retain more losses from large loss occurrences. In 2005, our excess reinsurance costs decreased by approximately $4.3 million (through September 30, 2005) primarily due to the change in our excess reinsurance retention; in the same time period, our retained losses have increased by $3.2 million. Our increased exposure to losses from large loss occurrences could have a material adverse effect on our business, financial condition and results of operations.

  Litigation against our insurance subsidiaries could have an adverse effect on our business, results of operations and/or financial condition.

        Our insurance subsidiaries have been named as defendants in various legal actions in the course of their insurance operations. Our subsidiaries have responded to the lawsuits, and we believe that there are meritorious defenses and intend to vigorously contest these claims. Adverse judgments in multiple lawsuits could require us to pay significant damage amounts in the aggregate or to change aspects of our operations, which could have a material adverse effect on our financial results.

  Our status as an insurance holding company with no direct operations could adversely affect our ability to meet our obligations and pay dividends in the future.

        AmCOMP is a holding company that transacts substantially all of its business through operating subsidiaries. Our primary assets are the stock of our operating subsidiaries. Our ability to meet obligations on outstanding debt, to pay stockholder dividends and to make other payments depends on the surplus and earnings of our subsidiaries and their ability to pay dividends or to advance or repay funds. Payments of dividends and advances and repayments by our insurance subsidiaries are restricted by state insurance laws and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. See "Business—Regulation—Financial, Dividend and Investment Restrictions." In addition, the payment of stockholder dividends by us is within the discretion of our board of directors and will depend on numerous factors, including our financial condition, our capital requirements and other factors that our board of directors considers relevant. Currently, we do not intend to pay dividends on our capital stock.

Risks Related to Our Industry

  Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our common stock to be volatile.

        The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

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  competition;

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  rising levels of loss costs that we cannot anticipate at the time we price our products;

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  volatile and unpredictable developments, including man-made or natural catastrophes or terrorist attacks;

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  changes in the level of reinsurance capacity and capital capacity;

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  changes in the amount of loss reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers' liabilities;

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  changes in the regulatory or legal framework governing the worker's compensation system;

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  premium rate levels fixed by regulators; and

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  fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

        The supply of insurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. During 1998, 1999 and 2000, the workers' compensation insurance industry experienced substantial pricing competition, and this pricing competition greatly affected our ability to increase premium rates. Beginning in 2001, we witnessed a decrease in pricing competition in the industry, which enabled us to raise our rates. Although our rates have increased in recent years, the supply of insurance may increase, either by capital provided by new entrants or by the commitment of additional capital by existing insurers, which may cause prices to decrease. For example, in October 2005, the Florida OIR approved an overall average 13.5% decrease in premium rates for all workers' compensation insurance policies written by all Florida licensed insurance carriers in 2006. This reduction may have a material adverse effect on our profitability in Florida next year and may result in a decrease in the number of policies we issue in Florida in 2006. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer policies written. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly, and we expect to experience the effects of such cyclicality. This cyclicality may cause the price of our securities to be volatile.

  Recent investigations into insurance and reinsurance practices could cause volatility in our stock and adversely affect our business.

        The Florida OIR is among the regulators that have been investigating insurance industry practices. On April 20, 2005, the Florida OIR announced that it had issued investigative subpoenas requesting information related to finite reinsurance activities in the insurance industry. Finite reinsurance is a type of reinsurance that is structured to limit the amount of insurance risk the reinsurer assumes. Prior to 2005, AmComp did purchase quota share reinsurance, which may have the characteristics of finite reinsurance. In cases where quota share reinsurance qualified for risk transfer, the transaction was treated in our financial statements as reinsurance. In certain other cases, where quota share reinsurance did not qualify for risk transfer, we recorded the effects of the transaction pursuant to deposit accounting. AmCOMP Assurance has received and responded to an investigative subpoena from the Florida OIR requesting answers to interrogatories and the production of certain documents relating to the Florida OIR's civil investigation into finite reinsurance activities in the insurance industry. These inquiries were made to certain other Florida domestic insurers, as well as to certain reinsurers doing business with Florida domestic insurers.

        The Florida OIR's civil investigation, all developing regulatory responses related to the investigation and other investigations relating to brokerage practices in the insurance industry represent an evolving area of law. At this time, we are unable to predict the potential effects, if any, that these investigations and inquiries may have upon the insurance markets and industry business practices. For example, they may lead to changes in industry practices that may make it more difficult for us to compete for insurance business, reduce the effectiveness of our business processes or increase our cost of doing business. For example, 12.4% of our direct premiums written for the year ended December 31, 2004 were collected by insurance agencies that are responsible for collecting premiums on our behalf. As we do not require a deposit or collateral from these agencies in respect of accrued balances, we may be subject to credit risk with respect to these agencies if they suffer severe financial difficulties as a result of these or other investigations. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition. In addition, to the extent that any of the arrangements into which we routinely enter with our agents were determined to be unlawful, we could be fined or otherwise penalized. These inquiries and investigations have also caused substantial volatility in the prices of insurance company stocks generally, and this volatility may continue or increase in the future if these inquiries and investigations continue or are expanded.

        We also expect new regulatory requirements related to finite reinsurance to be imposed on the insurance industry. The NAIC has requested its Property and Casualty Reinsurance Study Group of the Reinsurance Task Force to formally study statutory financial accounting issues related to finite reinsurance. In an effort to eliminate the abuse of finite reinsurance contracts, changes have been proposed to filing forms that would require insurers to make specific disclosures related to finite reinsurance on their financial statement filings. Additionally, the Florida OIR is developing new regulations that would require domestic insurers to make additional disclosures and attestations relating to their finite and other risk limiting reinsurance agreements and comply with new disclosure requirements. Increased regulation of finite reinsurance may affect the availability or cost of reinsurance in ways that are difficult to foresee at present, and could have a material adverse effect on our business.

        Recent investigations of broker placement and compensation practices initiated by the attorney general's office of certain states, including the State of New York, together with recently filed class action lawsuits initiated against such broker entities and certain insurance companies, have challenged the legality of certain activities conducted by these brokers and companies. The investigations and suits challenge, among other things, the appropriateness of setting fees paid to brokers based on the volume of business placed by a broker with a particular insurer or reinsurer; the payment of contingent fees to brokers by insurers or reinsurers and the alleged conflict of interest arising from such fee arrangements; the nondisclosure by brokers to their clients of contingent fees paid to them by insurers and reinsurers; bid rigging, and tying the receipt of direct insurance to placing reinsurance through the same broker. AmComp distributes its products through independent agents who are appointed by and represent the Company and does not distribute through brokers. In some cases, we do pay contingent commissions to our agents. To our knowledge, these investigations have been focused on broker practices. However, these investigations and lawsuits may change industry practices in unforseeable ways and those changes could adversely affect the competitive environment in our business.

  Acts of terrorism could negatively affect our business and financial condition, and the availability of federal reimbursement for acts of terrorism could expire or be curtailed.

        We are required to provide workers' compensation benefits for losses resulting from certain acts of terrorism. The impact on us of any terrorist act will depend upon the nature, extent, location and timing of such an act, and could be material. The extent of losses from an act of terrorism is a function of both the number of workers employed by our policyholders in the area affected by the event and the severity of the event.

        The Terrorism Risk Insurance Act of 2002 (the "2002 Act") was enacted in response to the events of September 11, 2001. The program initiated by the 2002 Act applies to losses arising out of acts of terrorism that are certified as such by the Secretary of the Treasury. In order to be certified as an act of terrorism under the 2002 Act, losses incurred as a result of the act are required to exceed $5.0 million, and the act may not be an act of domestic terrorism. In addition, such losses must arise out of an act of terrorism committed in the course of a war declared by the United States Congress, except with respect to workers' compensation coverage. Under the 2002 Act, Federal reimbursement is subject to an annual aggregate limit of $100.0 billion. Each insurer is responsible for a deductible based on a percentage of its direct premiums earned in the previous calendar year. Our 2005 deductible is equal to 15% of 2004 direct premiums earned, or approximately $37.4 million. For losses in excess of the deductible, the Federal government will reimburse 90% of the insurer's loss, up to the insurer's proportionate share of the $100.0 billion. Insurers will not be liable for payments for any portion of losses in excess of the $100.0 billion annual limit.

        In December 2005, President Bush signed into law the Terrorism Risk Insurance Extension Act of 2005 (the "2005 Act"), which extends the 2002 Act for an additional two years to December 31, 2007. While the underlying structure of the 2002 Act was left intact, the 2005 Act makes some adjustments, including increasing the current insurer deductible from 15% of direct premiums earned to 17.5% for 2006, and to 20% of such premiums in 2007. For losses in excess of the deductible, the Federal government still reimburses 90% of the insurer's loss, but the amount of Federal reimbursement decreases to 85% of the insurer's loss in 2007. After March 31, 2006, Federal reinsurance will only be available if industry aggregate insured losses from a certified act exceed $50.0 million. The program trigger increases to $100.0 million in 2007. When these increases take effect, insurers must still provide terrorism insurance for events causing losses up to that amount, even though Federal reinsurance is only available for events causing losses exceeding that amount.

        Under the 2005 Act, insurers must offer coverage for losses due to terrorist acts in all of their commercial property and casualty insurance policies. The 2005 Act's definition of property and casualty insurance includes workers' compensation insurance. Moreover, the workers' compensation laws of the various states generally do not permit the exclusion of coverage for losses arising from terrorist acts as well as nuclear, biological and chemical attacks. In addition, we are not able to limit our loss arising from any one catastrophe or any one claimant. Our reinsurance policies exclude coverage for losses arising out of terrorism and nuclear, biological and chemical attacks. Therefore, acts of terrorism could adversely affect our business and financial condition.

Risks Related to This Offering

  Your ability to influence corporate decisions may be limited because our current stockholders will beneficially own 32.5% of our common stock after the offering.

        Immediately after this offering, our current stockholders will beneficially own, in the aggregate, approximately 32.5% of our outstanding stock, or approximately 22.4% if the underwriters' over-allotment option is exercised in full. These stockholders may be able to determine who will be elected to our board of directors and to control substantially all matters requiring approval by our stockholders, including mergers, sales of assets and approval of other significant corporate transactions, in a manner with which you may not agree or that may not be in your best interest. This concentration of stock ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.

  There has been no prior market for our common stock, and you may lose all or a part of your investment.

        There has not been any public market for our common stock prior to this offering. An active trading market for our common stock may not develop after this offering. If an active trading market develops, it may not continue and trading in and the price of our common stock may fluctuate widely as a result of a number of factors, many of which are beyond our control, including:

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  variations in our quarterly operating results;

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  changes in operating and stock performance of similar companies;

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  changes in earnings estimates and market price targets by securities analysts;

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  investor perception of the workers' compensation insurance industry and of our company;

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  results of operations that vary from those expected by securities and other market analysts and investors;

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  future sales of our securities;

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  litigation developments;

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  regulatory actions;

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  departures of key personnel; and

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  general market conditions, including market volatility.

        A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

        The initial public offering price of our common stock will be determined based upon a number of factors and may not be indicative of prices that will prevail following the completion of this offering. In addition, the stock market in recent years has experienced substantial price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of companies whose shares are publicly traded. As a result, the trading price of shares of our common stock may be below the initial public offering price and you may be unable to sell your shares of common stock at or above the price that you pay to purchase them, and you may lose some or all of your investment.

  You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

        If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares.

        Based on an assumed initial offering price of $10.00 per share and after deducting the estimated underwriting discount and estimated offering expenses we must pay in connection with this offering, our adjusted pro forma net tangible book value per share as of September 30, 2005, after giving effect to this offering and the conversion of all of our outstanding convertible preferred stock into common stock, would be $7.76. Consequently, you will incur immediate and substantial dilution in pro forma net tangible book value per share of $2.24. Purchasers of shares from us in this offering will have contributed approximately 71.7% of the aggregate price paid for all shares of our stock purchased from or issued by us, but will own only approximately 38.6% of the shares of our common stock outstanding after the offering. We may also acquire other companies or assets or finance strategic alliances by issuing equity, which may result in additional dilution to you.

  Future sales of our common stock, or the possibility or perception that such future sales might occur, may depress its price.

        The market price of our common stock could decline as a result of sales of substantial numbers of shares in the public market after the closing of this offering, or the perception that these sales could occur. This may make it more difficult for you to sell your shares at a time and at a price that you deem appropriate. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be 15,558,389 shares of our common stock outstanding immediately after this offering. All of these shares, including the shares sold in this offering, will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, except for the 4,850,434 shares held by our executive officers, directors, 1% or greater stockholders and their affiliates.

        Our officers, directors and 1% or greater stockholders have agreed with the underwriters to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their stock, except in this offering and in other limited circumstances. Friedman, Billings, Ramsey & Co., Inc., as representative of the underwriters, at its discretion, may waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow these stockholders to sell their shares. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which could reduce the market price for shares of our common stock.

        After this offering, we intend to register the offer and sale of 1,684,702 shares of our common stock reserved for issuance upon the exercise of options granted or reserved for grant under our stock option plans and agreements. Once we complete the registration, stockholders can sell these shares in the public market upon issuance, subject to restrictions under the securities laws and any applicable lock-up agreements. In addition, some of our existing stockholders will be entitled to register their shares of our common stock after this offering.

  Florida and other applicable state insurance laws, certain provisions of our charter documents and Delaware law could prevent or delay a change of control of AmCOMP and could also limit the market price of our common stock.

        Florida insurance law prohibits any person from acquiring 5% or more of the outstanding voting securities of us or any of our insurance subsidiaries without the prior approval of the Florida OIR. Any person wishing to acquire control of us or of any substantial portion of our outstanding shares would first be required to obtain the approval of the Florida OIR.

        In addition, many state insurance laws require prior notification to the state insurance department of a change of control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change of control, they authorize regulatory action (including a possible revocation of our authority to do business) in the affected state if particular conditions exist, such as undue market concentration. Any future transactions that would constitute a change of control of us may require prior notification in the states that have pre-acquisition notification laws.

        Provisions of our certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition or other change in control of AmCOMP, even if such a change in control would be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions include:

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  authorizing our board of directors to issue up to 5,000,000 shares of preferred stock with rights senior to those of our common stock without further stockholder approval;

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  limiting the ability of our stockholders to call special meetings of stockholders;

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  advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at the stockholder meetings; and

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  prohibiting stockholder action by written consent, thereby limiting stockholder action to that taken at a meeting of our stockholders.

        Upon the closing of this offering, we will be afforded the protections of Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a business combination with a person who acquires at least 15% of its voting stock for a period of three years after the date such person acquired such voting stock, unless the business combination is approved in a prescribed manner. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

        These provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

  We do not anticipate paying dividends on our capital stock in the foreseeable future.

        We currently intend to retain our future earnings, if any, to fund the development and growth of our business. The amount of cash we may have available is in part limited by dividend restrictions imposed on our insurance subsidiaries by state insurance laws and regulations, which prescribe the amount of dividends our insurance subsidiaries can pay us. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

  Being a public company will increase our administrative costs and may add other burdens.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, rules implemented by the Securities and Exchange Commission, or SEC, and new listing requirements of the Nasdaq National Market have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly those serving on our audit committee.

  We will be exposed to risks relating to evaluations of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.

        As a public company, absent an available exemption, we will be required to comply with Section 404 of the Sarbanes-Oxley Act by no later than December 31, 2007. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a "material weakness." A "material weakness" is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may decline.

  Our management and independent registered public accounting firm have in the past determined that there are material weaknesses in our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results.

        During their audit of our financial statements for the year ended December 31, 2003, our independent registered public accounting firm identified certain reportable conditions that constitute material weaknesses in the internal controls over our financial reporting. Specifically, our independent auditors noted that (1) there were significant errors in recording reinsurance related balances, (2) there were significant accounting adjustments in the recording of dividends, allowance for doubtful accounts and the reinsurance experience account, (3) there were significant adjustments in the tax accounts after we completed our review, and there were errors in the tax returns prepared by an outside third party, and (4) our process at that time did not provide for timely preparation and filing of GAAP financial statements.

        During their audit of our financial statements for the year ended December 31, 2004, our independent registered public accounting firm identified certain reportable conditions that constitute material weaknesses in the internal controls over financial reporting of our insurance subsidiaries, AmCOMP Assurance and AmCOMP Preferred. With regard to AmCOMP Assurance and AmCOMP Preferred, our independent auditors noted that audit adjustments were identified during the 2004 audit process in areas that require management judgment and accounting estimates and impacted the assessment accrual and commission accruals. Our analyses of these accounts had not been updated for all known information at the time of the audit or were not used to adjust the general ledger to the appropriate amount. As a result, audit adjustments on the financial statements we prepared were required.

        Our audit committee and management team agreed with the matters identified as material weaknesses. In response, we initiated corrective actions that we believe addressed these control deficiencies. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

        This prospectus contains forward-looking statements, including statements regarding our expected financial position, business, financing plans, litigation, future premiums, revenues, earnings, pricing, investments, business relationships, expected losses, loss reserves, competition and rate increases. These forward-looking statements reflect our views with respect to future events and financial performance. The words "believe," "expect," "plans," "intend," "project," "estimate," "may," "should," "will," "continue," "potential," "forecast" and "anticipate" and similar expressions identify forward-looking statements. Although we believe that these expectations reflected in such forward-looking statements are reasonable, we can give no assurance that the expectations will prove to be correct. Actual results may differ from those expected due to certain risks and uncertainties, including:

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  non-receipt of expected payments, including reinsurance receivables;

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  accuracy in projecting loss reserves;

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  the adequacy and accuracy of our pricing methodologies;

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  the impact of competition and pricing environments;

  •
  our dependence on a concentrated geographic area and particular industries;

  •
  the effect of the performance of the financial markets on investment income and fair values of investments;

  •
  the possible loss of the services of any of our executive officers or other key personnel;

  •
  changes in interest rates;

  •
  changes in legislation and regulations;

  •
  the possible failure of our information technology or communications systems;

  •
  the possible unavailability of reinsurance upon satisfactory terms;

  •
  the outcome of current, pending or potential litigation against or by us;

  •
  cyclical changes in the insurance industry;

  •
  investigations into insurance broker compensation and solicitation practices and finite reinsurance;

  •
  effects of acts of war or terrorism;

  •
  development of claims and the effect of loss reserves;

  •
  changes in demand for our products;

  •
  adverse state and federal judicial decisions;

  •
  developments relating to existing agreements; and

  •
  changes in asset valuations.

        The foregoing factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus.

        These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical or anticipated results, depending on a number of factors. These risks and uncertainties include, but are not limited to, those listed in this prospectus under the heading "Risk Factors." All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by these cautionary statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Before making an investment decision, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the shares of our common stock offered by us in this offering (based on an assumed initial public offering price per share of $10.00 and after deducting the underwriting discount and estimated offering expenses payable by us) will be approximately $54.0 million. We intend to utilize substantially all of the proceeds to further capitalize our insurance subsidiaries, which will enable us to underwrite additional insurance. The balance, if any, of the net proceeds we receive from this offering will be used for working capital and general corporate purposes.

        We will not receive any of the proceeds from the sale of shares by the selling stockholders, including any shares sold by them should the underwriters exercise the over-allotment option granted to them.

CAPITALIZATION

        The following table sets forth our capitalization:

  •
  as of September 30, 2005; and

  •
  on an as adjusted basis to give effect to the conversion of the 2,400,000 outstanding shares of our Series A preferred stock into 4,191,399 shares of our common stock immediately prior to the closing of this offering and the sale of 6,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $10.00, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        All share numbers reflect a 1-for-2.2904 reverse split of our common stock that we intend to complete immediately prior to the effectiveness of this offering,

        You should read this table in conjunction with the "Use of Proceeds," "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus, and our financial statements and related notes included in the back of this prospectus.

	As of September 30, 2005
	Actual	As Adjusted
	(Dollars in thousands)
Surplus Notes and Bank Debt	$40,482	$40,482

Stockholders' equity(1):
Common Stock, $0.01 par value; 28,000,000 shares authorized, 5,501,900 issued and 5,366,990 outstanding actual; 15,558,389 shares issued and outstanding, as adjusted	54	156
Series A Convertible Preferred Stock, $1.00 par value, 2,400,000 shares authorized; 2,400,000 shares issued and outstanding actual; no shares issued and outstanding, as adjusted	23,098	—
Series B Convertible Preferred Stock, $1.00 par value, 1,000,000 shares authorized; no shares issued and outstanding actual; no shares issued and outstanding, as adjusted	—	—
Preferred Stock, $0.01 par value, no shares authorized, issued and outstanding actual; 5,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	536	77,332
Retained earnings	46,769	46,769
Net unrealized depreciation of available for sale securities	(2,055)	(2,055)
Treasury stock, at cost (134,910 shares)	(199)	(199)

Total stockholders' equity	68,203	122,003

Total capitalization	$108,685	$162,485

(1)
Excludes (a) 645,579 shares of common stock reserved for issuance upon exercise of options outstanding as of September 30, 2005 under our stock option plans and option agreements with certain executive officers, (b) 758,039 shares subject to options to be granted upon effectiveness of this offering, at a price equal to the initial public offering price and (c) 281,084 additional shares available for future issuance under existing option plans.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business. We are limited in our ability to pay dividends by the amount of cash we have available. The amount of cash we have available is, in part, limited by dividend restrictions imposed on our insurance subsidiaries by state insurance statutes that prescribe the amount of dividends our insurance subsidiaries can pay us. Our future dividend policy will be at the discretion of our board of directors and will also depend on the requirements of any future financing arrangements to which we may be a party and other factors considered relevant by our board of directors.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

        At September 30, 2005, our net tangible book value—historical was $43.8 million, or $8.17 per share, prior to the effect of the conversion of our Series A preferred stock and the 1-for-2.2904 reverse stock split of our common stock that we intend to effect prior to the effectiveness of this offering. Our pro forma net tangible book value as of September 30, 2005 was approximately $66.9 million, or $7.00 per share of common stock, based on 9,558,389 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our Series A preferred stock into common stock, immediately prior to the closing of this offering, and the 1-for-2.2904 reverse split of our common stock which we intend to effect prior to the effectiveness of this offering.

        Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of 6,000,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $10.00 per share and after deducting estimated underwriter discounts and our estimated offering expenses, our pro forma as adjusted net tangible book value at September 30, 2005 would have been approximately $120.7 million or $7.76 per share. This represents an immediate increase in pro forma net tangible book value of $0.76 per share to existing stockholders and an immediate dilution of $2.24 per share to new investors purchasing shares of common stock in this offering. The following table illustrates the dilution on a per share basis.

Initial public offering price	$10.00
Net tangible book value per share as of September 30, 2005—historical	7.00
Increase attributable to new investors in this offering	0.76

Pro forma as adjusted net tangible book value after this offering	7.76

Dilution to new investors in this offering	$2.24

        The following table summarizes, as of September 30, 2005, on a pro forma basis to give effect to the conversion of our Series A preferred stock, the number of shares of our common stock purchased from or issued by us, the total cash consideration paid for these shares and the average price per share paid by existing stockholders and the new investors in this offering (based upon, in the case of new investors, an assumed initial public offering price of $10.00 per share) before deducting underwriting discounts and commissions and our estimated expenses:

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	9,558,389	61.4%	$23,687,847	28.3%	$2.48
New investors	6,000,000	38.6	60,000,000	71.7

Total	15,558,389	100.0%	$83,687,847	100.0%

(1)
Excludes (a) 645,579 shares of common stock reserved for issuance upon exercise of options outstanding with certain executive officers as of September 30, 2005 under our stock option plans and option agreements, (b) 758,039 shares subject to options to be granted upon effectiveness of this offering, at a price equal to the initial public offering price and (c) 281,084 additional shares available for future issuance under existing option plans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included herein. We derived the selected historical consolidated statement of operations data for the nine months ended September 30, 2005 and 2004 and the selected historical consolidated balance sheet data as of September 30, 2005 from our condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. We derived the selected historical consolidated statement of operations data for the years ended December 31, 2004, 2003 and 2002 and the selected historical consolidated balance sheet data as of December 31, 2004 from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. We derived the selected historical consolidated statement of operations data for the year ended December 31, 2001 and the selected historical consolidated balance sheet data as of December 31, 2002 and 2001 from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. We derived the selected historical consolidated statement of operations data for the year ended December 31, 2000 from our audited consolidated financial statements. These historical results are not necessarily indicative of results to be expected in any future period.

	Nine Months Ended September 30,			Year Ended December 31,
	2005		2004	2004	2003		2002		2001	2000
	(Dollars and shares in thousands, except per share data)
Statement of Operations Data:
Revenues:
Net premiums earned	$190,776		$128,571	$181,186	$164,287		$196,478		$141,303	$85,517
Net investment income	7,637		4,063	6,077	4,803		5,689		5,776	6,203
Net realized investment gain (loss)	(324)		1,051	982	2,644		320		524	123
Other income (loss)	249		191	332	(2,464)	(1)	1,446		1,103	10,615	(2)

Total revenue	$198,338		$133,876	$188,577	$169,270		$203,933		$148,706	$102,458

Expenses:
Losses and loss adjustment expenses(3)	$108,489		$92,229	$119,121	$109,518		$126,386		$100,831	$54,674
Policy acquisition expenses	32,987	(4)	10,716	19,499	21,735		40,925		21,379	6,580
Underwriting and other expenses	28,695		26,316	32,280	30,244		25,579		33,478 (5)	20,958
Dividends to policyholders	6,588		3,848	6,983	5,796		5,931		8,519	9,362
Interest expense	2,155		810	1,389	410		352		848	955

Total expenses	$178,914		$133,919	$179,272	$167,703		$199,173		$165,055	$92,529

Income (loss) before income taxes	19,424		(43)	9,305	1,567		4,760		(16,349)	9,929
Income tax (benefit) expense	7,298		(20)	4,275	632		1,379		(6,391)	3,689

Net income (loss) before cumulative effect of accounting change	12,126		(23)	5,030	935		3,381		(9,958)	6,240

Cumulative effect of accounting change	—		—	—	—		2,455	(6)	—	—

Net income (loss)	$12,126		$(23)	$5,030	$935		$5,836		$(9,958)	$6,240

Operating Data:
Direct premiums written	$208,396		$203,979	$260,173	$231,083		$227,241		$175,305	$133,312
Gross premiums written	214,071		212,361	270,981	239,484		232,536		178,215	152,431
Net premiums written	207,437		162,773	217,472	144,952		209,537		173,432	85,290

Per Share Data:
Earnings (loss) per share
Basic	$2.26	$0.00	$0.94	$0.17	$1.07	$(1.83)	$1.13
Diluted	1.27	0.00	0.53	0.10	0.61	(1.83)	0.73
Weighted average common shares outstanding
Basic	5,367	5,368	5,368	5,368	5,437	5,437	5,502
Diluted	9,563	5,368	9,564	9,562	9,628	5,437	8,550
Selected Insurance Ratios:
Net loss ratio(7)	56.9%	71.7%	65.7%	66.7%	64.3%	71.4%	63.9%
Net policy acquisition expense ratio(8)	17.3 (4)	8.3	10.8	13.2	20.8	15.1	7.7
Underwriting and other expense ratio(9)	15.0	20.5	17.8	18.4	13.0	23.7	24.5

Net combined ratio, excluding policyholder dividends(10)	89.2%	100.5%	94.3%	98.3%	98.1%	110.2%	96.1%

Dividend ratio(11)	3.5	3.0	3.9	3.5	3.0	6.0	10.9

Net combined ratio, including policyholder dividends(12)	92.7%	103.5%	98.2%	101.8%	101.1%	116.2%	107.0%

Statutory Policyholders' Surplus:(13)
AmCOMP Preferred	$90,709	$75,522	$81,652	$45,859	$29,229	$47,658	$29,905
AmCOMP Assurance	52,290	36,156	48,465	27,507	17,001	17,865	14,307
	As of September 30, 2005
			As of December 31,
		As Adjusted(14)
	Actual		2004	2003	2002	2001	2000
	(Dollars and shares in thousand, except per share data)
Balance Sheet Data:
Cash and investments	$324,328	$378,128	$262,028	$183,884	$141,532	$118,547	$105,448
Premiums receivable-net	107,221	107,221	101,638	96,818	94,133	77,793	72,569
Reinsurance recoverables	80,134	80,134	115,870	99,894	89,206	84,681	87,933
Total assets	573,349	627,149	543,782	457,372	413,137	356,813	309,609
Unpaid losses and loss adjustment expenses	304,413	304,413	297,698	251,122	227,714	198,954	151,693
Unearned and advance premiums	120,437	120,437	114,235	102,804	89,350	69,284	55,777
Long-term debt	40,482	40,482	41,821	11,607	7,438	10,313	11,250
Total liabilities	505,146	505,146	485,447	402,588	356,994	308,793	252,308
Common Stock	45,105	122,003	35,237	31,686	33,045	24,922	34,203
Preferred Stock	23,098	—	23,098	23,098	23,098	23,098	23,098
Total stockholders' equity	68,203	122,003	58,335	54,784	56,143	48,020	57,301

(1)
Includes a pre-tax loss of $2.1 million from the commutation of two reinsurance agreements in 2003.

(2)
Includes a pre-tax gain of $10.1 million from the commutation of two reinsurance treaties with Reliance Insurance Company in 2000.

(3)
Includes favorable loss reserve development of $13.9 million and $2.2 million for the nine months ended September 30, 2005 and 2004, respectively, favorable loss reserve development for the years ended December 31, 2004, 2003 and 2002 of $8.3 million, $1.0 million and $0.4 million, respectively, and unfavorable loss reserve development for the years ended December 31, 2001 and 2000 of $11.1 million and $1.8 million, respectively.

(4)
Beginning in the third quarter of 2005, the second injury fund assessment in South Carolina was doubled, which resulted in a pre-tax charge of $3.3 million in the third quarter of 2005.

(5)
Reflects a $10.8 million write off of reinsurance recoverables of $8.3 million owed to us by Reliance Insurance Company and $2.5 million owed to us by Legion Insurance Company. We considered these reinsurance recoverables uncollectible because Reliance was subject to an order of liquidation and Legion was placed into rehabilitation by the Pennsylvania Insurance Commissioner.

(6)
Reflects the write off of negative goodwill upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

(7)
Losses and LAE divided by net premiums earned, after the effects of reinsurance.

(8)
Policy acquisition expenses including: commissions, assessments, premium tax and general and administrative expenses directly associated with policy acquisition divided by net premiums earned, after the effects of reinsurance.

(9)
Underwriting and other expenses not directly associated with policy acquisition divided by net premiums earned.

(10)
Sum of ratios computed in footnotes 7, 8 and 9.

(11)
Dividends to policyholders divided by net premiums earned.

(12)
Sum of ratios computed in footnotes 7, 8, 9, and 11.

(13)
AmComp Assurance is a wholly-owned subsidiary of AmComp Preferred. Under statutory accounting principles, its policyholders' surplus is included in AmComp Preferred's policyholders' surplus.

(14)
As adjusted to give effect to the sale of 6,000,000 shares of common stock we are offering pursuant to this prospectus at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions to be paid by us, and the application of these proceeds on September 30, 2005, and the conversion of 2,400,000 shares of outstanding Series A preferred stock into 4,191,399 shares of common stock. See "Use of Proceeds."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Our actual results in future periods may differ from those referred to herein due to a number of factors, including the risks described in the sections entitled "Risk Factors" and "Forward-Looking Statements and Associated Risks" and elsewhere in this prospectus.

Overview

        AmCOMP Incorporated, a Delaware corporation, is a holding company engaged through its wholly-owned subsidiaries, including AmCOMP Preferred and AmCOMP Assurance, in the workers' compensation insurance business. Our long-term source of consolidated earnings is principally the income from our workers' compensation insurance business and investment income from our investment portfolio. Workers' compensation insurance provides coverage for the statutorily prescribed wage replacement and medical care benefits that employers are required to make available to their employees injured in the course of employment. We are licensed to provide workers' compensation insurance in 22 states, but currently focus our resources in 11 states that we believe provide the greatest opportunity for near-term profitable growth.

        Our results of operations are affected by the following business and accounting factors and critical accounting policies:

  Revenues

        Our revenues are principally derived from:

  •
  premiums we earn from the sale of workers' compensation insurance policies and from the portion of the premiums assumed from the NWCRP, which we refer to in this prospectus as gross premiums, less the portion of those premiums that we cede to other insurers, which we refer to in this prospectus as ceded premiums. We refer to the difference between gross premiums and ceded premiums as net premiums; and

  •
  investment income that we earn on invested assets.

  Expenses

        Our expenses primarily consist of:

  •
  insurance losses and LAE relating to the insurance policies we write directly and to the portion of the losses assumed from the NWCRP, including estimates for losses incurred during the period and changes in estimates from prior periods, which we refer to in this prospectus as gross losses and LAE, less the portion of those insurance losses and LAE that we cede to our reinsurers, which we refer to in this prospectus as ceded losses and LAE. We refer to the difference as net losses and LAE;

  •
  commissions and other underwriting expenses, which consist of commissions we pay to agents, premium taxes and company expenses related to the production and underwriting of insurance policies, less ceding commissions reinsurers pay to us under our reinsurance contracts;

  •
  other operating and general expenses, which include general and administrative expenses such as salaries, rent, office supplies and depreciation and other expenses not otherwise classified separately;

  •
  assessments and premium surcharges related to our insurance activities, including assessments and premium surcharges for state guaranty funds and other second injury funds; and

  •
  interest expense under our bank credit facility and surplus notes issued to third parties.

Critical Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change, which would have an impact on the amounts reported in the future. We view as our critical accounting policies the estimates and assumptions used in establishing our loss reserves, reinsurance, deposit accounting, reinsurance recoverables, premium revenues, deferred policy acquisition costs, valuation of investments and dividends to policyholders.

  Loss and Loss Adjustment Expenses

        We are directly liable for losses and LAE under the terms of insurance policies our insurance subsidiaries underwrite. We are also liable for a proportional share of losses from the NWCRP. The NWCRP is a mechanism used to reinsure the risk underwritten by state created workers' compensation insurance. Insurance companies are generally required to participate in these state created workers' compensation insurance programs as a condition to conducting business in these states. The NWCRP is administered by NCCI. Each year, NCCI establishes an estimated reserve for losses arising from this pool and notifies us of our proportionate share of loss reserves from this pool. We add our share of the loss reserves from this pool to the loss reserves for the insurance policies our insurance subsidiaries underwrite. Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid loss and LAE, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported net losses and loss expenses. Except as mandated by Texas statutes on fatality claims where the calculation takes into account the life expectancy of a surviving spouse, we do not discount our reserves for estimated losses and LAE.

        When claims are reported to one of our insurance subsidiaries, its claims personnel establish "case reserves" that represent an estimate of the amount (including LAE) that we will have to pay in respect of these claims. The amount of the reserve is primarily based upon a case-by-case evaluation of the claims involved, the circumstances surrounding each claim, historical loss experience and the policy provisions relating to the type of losses. The estimate reflects the informed judgment of our claims personnel based on general insurance reserving practices, as well as the experience and knowledge of the claims personnel. Our claims professionals continually monitor all open claims. As new information becomes available about the claims, the case reserves may be updated.

        In accordance with industry practice, we also maintain estimates of reserves for losses and LAE incurred but not reported, or IBNR. IBNR reserves, unlike case reserves, do not apply to a specific claim, but rather apply to the entire body of claims arising from a specific time period. IBNR primarily provides for costs due to:

  •
  future claim payments and LAE in addition to case reserves due to unforeseen or unknown events;

  •
  additional claim payments on closed claims;

  •
  claims that have not yet been reported to us; and

  •
  development in excess of claim reserves on claims that have been reported to us.

        Our internal actuaries and the independent actuarial consulting firm we have retained prepare estimates of our insurance subsidiaries' IBNR reserves by state and loss year using generally accepted actuarial techniques. These estimates are currently prepared quarterly and semi-annually, respectively. Following this offering, we intend to have the independent actuarial firm participate in our IBNR estimation process three times annually (as of June 30, September 30 and December 31). These estimates are analyzed on a gross of reinsurance basis and on a net of all reinsurance recoverables basis. Estimation of loss reserves is subject to variation as a result of factors such as inflation, claims settlement patterns, legislative activity and litigation trends. Our IBNR estimates are affected by the results of nine separate actuarial reserving methods, our assumptions regarding the adequacy of case reserves, the impact of future wage and medical inflation, litigation trends, the quality of recent underwriting standards and actuarial judgment. Consistent with industry practices, the actuarial judgment of our management plays a significant part in the reserving process. Actuarial judgment takes into account our assumptions regarding future claims emergence, the number of claims to be closed in the future with or without payment, amounts that may be collected from subrogation and any other changes expected to occur in the future. Changes in the assumptions we employ or our estimates associated with such assumptions could result in materially different amounts being reported as reserves. If necessary, we will increase or decrease the level of our reserves, with a corresponding change in our expenses in the period in which the increase or decrease occurs, as experience develops or new information becomes known in the period in which changes to the estimates are determined. As of September 30, 2005, our case reserves and IBNR, net of reinsurance were $154.0 million and $73.6 million, respectively. Gross of reinsurance, these amounts were $184.0 million and $120.4 million, respectively.

        The range of estimates for IBNR as of September 30, 2005 produced by the various separate actuarial reserving methods we reviewed was $2.7 million above the point estimate (for the paid loss development method) and $22.4 million below the point estimate (for the reserve development method). This range does not necessarily constitute a range of reasonable estimates and does not imply that each of these loss estimates is equally likely. No one actuarial reserving method has consistently been found to be more predictive than any other.

        We arrive at our estimate of company-wide reserves and IBNR by separately analyzing loss information for each state and each accident year. In addition, in some cases we analyze our loss data on an even more refined basis whenever required to calculate the IBNR recoverable under our reinsurance agreements.

        We and our independent actuarial firm prepare IBNR estimates using nine separate actuarial methods. Each of these methods arrives at a different estimate of IBNR by assigning different weights to assumptions based upon three factors affecting the claim closure process: (1) claim payment and reporting patterns (loss development patterns); (2) expected ultimate net loss ratios; and (3) average claim costs and claim frequency. Each of these assumptions changes depending on the state and accident year being examined. In most cases the assumptions do not change between successive actuarial reviews.

        The amount by which estimated losses, measured subsequently by reference to payments and additional estimates, differ from those originally reported for a period is known as "development." Development is unfavorable when ultimate losses indicate a basis for increases over the established reserves. Development is favorable when ultimate losses indicate a basis for reducing the established reserves. Favorable or unfavorable development of loss reserves is reflected in the earnings of the period during which the development is identified. A 10-year history of the development of our loss reserves is set forth in the loss development table in this prospectus under "Business—Loss and Loss Adjustment Expense Reserves." Our current loss reserve estimates may be subject to development in future years and reserve development may take a long time to appear because of the uncertainty inherent in currently estimating long-term liabilities.

        The state-specific assumptions regarding the claim payment and claim reporting patterns are established by considering loss development patterns for the industry, as well as our loss development patterns for the state being examined and Florida, the state in which we have the most extensive loss experience. The state-specific assumptions regarding the expected net loss ratios are established by examining historic pricing levels in that state for that accident year and our and the consulting firm's judgment on the expected difference between our net loss ratio and that of the workers' compensation insurance industry given the same pricing structure. Claim cost and claim averages are based on AmCOMP's history and our judgment and that of the independent actuarial firm regarding trends.

        We develop our IBNR estimate separately, for each state and accident year, based on our review of the results of nine separate actuarial methods (five separate methods for accident years prior to 1998) and actuarial judgment. After reviewing the nine actuarial methods for each state and accident year, we select an estimate of ultimate losses (the "point estimate") for each state and accident year. Our point estimate of IBNR is the compilation of the estimate of ultimate losses by state for each accident year and equals the total ultimate loss estimate minus the incurred losses. We book to this point estimate. We observe that the selected estimate ultimate loss is most sensitive to four of the nine actuarial methods examined:

  1.
  Paid Bornhuetter-Ferguson Method - A method assigning partial weight to the initial expected losses (calculated from the initial expected loss ratio) and partial weight to observed paid losses. The weights assigned to the initial expected losses decrease as the accident year matures.

  2.
  Incurred Bornhuetter-Ferguson Method - A method assigning partial weight to the initial expected losses (calculated from the initial expected loss ratio) and partial weight to observed incurred losses. The weights assigned to the initial expected losses decrease as the accident year matures.

  3.
  Paid Development Method - A method using historical, cumulative paid losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

  4.
  Incurred Development Method - A method using historical, cumulative incurred losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

        All of the methods described above utilize expected loss payment and reporting patterns for losses and our actual paid and reported losses and LAE to estimate the reserve. The expected payment and reporting patterns are based on state specific industry patterns as well as our historical patterns. The expected payment and reporting patterns can change whenever there is new information that leads the consulting actuary to believe that the pattern of future loss payments will be different from what has historically been expected. In addition, the first two methods utilize our initial expected loss ratio (the ratio of losses and LAE incurred to net premiums earned) to estimate the reserve. The initial expected loss ratio is estimated based on the average premium level of our risks relative to industry expected losses for the size and types of risks we write. The initial expected loss ratio will change between accident years depending on our pricing in those accident years, but will not change between successive evaluations of losses.

        There are five other actuarial methods considered by us and some of these methods rely on assumptions about frequency and loss trends. The results of these methods generally track with the four methods listed above. Any changes in frequency and/or loss trends would impact the claim reporting and payment patterns. Therefore, we believe the effect of these changes are implicitly considered in the sensitivity of reserve estimates to the four actuarial methods listed above.

        Our aggregate reserve is a point estimate, which is the sum of the selected reserve for each state and accident year combination in which we have exposure. This aggregate reserve calculated by us represents our best estimate of our outstanding loss and LAE.

        Historically, our point estimate closely follows a weighting of the four methods described above. The weights we observe are:

Accident Years	Method	Weight
2000 to September 30, 2005	Paid Bornhuetter-Ferguson Method	25%
2000 to September 30, 2005	Incurred Bornhuetter-Ferguson Method	25%
2000 to September 30, 2005	Paid Loss Development Method	25%
2000 to September 30, 2005	Incurred Loss Development Method	25%
1982 to 1999	Paid Bornhuetter-Ferguson Method	0%
1982 to 1999	Incurred Bornhuetter-Ferguson Method	0%
1982 to 1999	Paid Loss Development Method	50%
1982 to 1999	Incurred Loss Development Method	50%

        We believe the weightings displayed above are appropriate for a long-tailed line of business such as workers' compensation insurance. Initially, when loss experience is very immature and the ultimate payout of our largest claims is still unknown, the expected loss ratio should carry relatively more weight than after experience has developed more fully. As loss experience matures, the initial expected loss ratio becomes less important as it does not consider all of the new loss information that has become available. As a result, the weighting of the Bornhuetter-Ferguson methods decreases from 25% to 0% after five years and the weighting of the loss development methods increases from 25% to 50% after 5 years. The 0% weight of the Bornhuetter-Ferguson methods for accident years older than five years should not suggest that the Bornhuetter-Ferguson methods are not considered, but rather that they are typically not given significant weight when selecting our estimate of ultimate losses for older accident years. In the future, as we compare the actual losses with the different estimates of losses for recent accident years, we may change the relative weightings of these and other actuarial methods.

        Reserve estimates derived using the Bornhuetter-Ferguson methods are driven by our assumptions related to the expected loss ratio and the expected reporting or payment pattern for losses, while reserve estimates derived using the loss development methods are solely driven by our assumptions related to the expected reporting and payment patterns, and are not at all affected by our assumptions related to the expected loss ratio. Reporting and payment pattern refers to the estimated percentage of the ultimate losses for a particular state that have been reported or paid at a particular valuation date. The table below quantifies the impact that reasonably likely changes in these three variables—the expected loss ratio, the expected payment pattern and the expected reporting pattern for losses—would have on the recorded net and gross reserves for losses and LAE at September 30, 2005. Due to the selection of weights in the table above, changes in the initial expected loss ratio do not have an effect on accident years prior to 2000.

Sensitivity of Net Loss Reserves to Changes in Actuarial Assumptions (As at September 30, 2005)

Change in Assumptions	Increase (Decrease) in Net Loss Reserves
(Dollars in thousands)
Improve Initial Expected Loss Ratio by 10%	(6,230)
Deteriorate Initial Expected Loss Ratio by 10%	6,230
Improve Paid Loss Development Pattern by 5%	(6,497)
Deteriorate Paid Loss Development Pattern by 5%	5,869
Improve Incurred Loss Development Pattern by 5%	(1,828)
Deteriorate Incurred Loss Development Pattern by 5%	1,647
Improve Expected Loss Ratio by 10% and Improve Loss Development Factors by 5%	(14,210)
Improve Expected Loss Ratio by 10% and Deteriorate Loss Development Factors by 5%	961
Deteriorate Expected Loss Ratio by 10% and Improve Loss Development Factors by 5%	(2,440)
Deteriorate Expected Loss Ratio by 10% and Deteriorate Loss Development Factors by 5%	14,069

Sensitivity of Gross Loss Reserves to Changes in Actuarial Assumptions (As at September 30, 2005)

Change in Assumptions	Increase (Decrease) in Gross Loss Reserves
(Dollars in thousands)
Improve Initial Expected Loss Ratio by 10%	(8,739)
Deteriorate Initial Expected Loss Ratio by 10%	8,739
Improve Paid Loss Development Pattern by 5%	(13,179)
Deteriorate Paid Loss Development Pattern by 5%	10,925
Improve Incurred Loss Development Pattern by 5%	(3,538)
Deteriorate Incurred Loss Development Pattern by 5%	3,003
Improve Expected Loss Ratio by 10% and Improve Loss Development Factors by 5%	(24,933)
Improve Expected Loss Ratio by 10% and Deteriorate Loss Development Factors by 5%	4,697
Deteriorate Expected Loss Ratio by 10% and Improve Loss Development Factors by 5%	(8,501)
Deteriorate Expected Loss Ratio by 10% and Deteriorate Loss Development Factors by 5%	23,159

        As summarized in the tables above, we estimated the sensitivity of the reserve estimates to three items:

  1.
  Changes in the initial expected loss ratio—We varied the initial expected loss ratio utilized in the Bornhuetter-Ferguson methods by + / - 10% (e.g., if the initial expected loss ratio was 60% for a particular state and accident year, we calculated the sensitivity of reserves to a change in loss ratio of 6% = 10% × 60%). Changes in the initial expected loss ratio affect the results of the two Bornhuetter-Ferguson methods.

  2.
  Changes in the paid loss development pattern—We varied the paid loss development pattern by + / - 5% (e.g., if paid losses were expected to develop by 50% for a particular state and accident year, we calculated the sensitivity of reserves to a change in paid loss development factors of 2.5% = 5% × 50%). Changes in the paid loss development factors affect the results of the Paid Loss Bornhuetter-Ferguson Method and the Paid Loss Development Method.

  3.
  Changes in the incurred loss development pattern—We varied the incurred loss development pattern by + / - 5% (e.g., if incurred losses were expected to develop by 30% for a particular state and accident year, we calculated the sensitivity of reserves to a change in incurred loss development factors of 1.5% = 5% × 30%). Changes in the incurred loss development factors affect the results of the Incurred Loss Bornhuetter-Ferguson Method and the Incurred Loss Development Method.

        We believe that loss ratios 10% above or below our expected loss ratio constitute a reasonable range of expectations for each state and accident year in which we have loss reserves. In addition, we believe the adjustments (5%) that we made to improve or deteriorate the paid and incurred loss development patterns are also reasonably likely outcomes. Assumptions about loss development patterns are made based on our entire claim history back to 1982, while assumptions about expected loss ratios are made based on our current pricing and only up to two years of aggregated industry data. As a result of the longer relevant history of loss patterns, loss development patterns are considerably more stable and warrant a smaller variation.

        The impact of recording the net reserve for losses at the lowest value from the sensitivity analysis above would be to increase net income by $4.6 million and to increase stockholders' equity at September 30, 2005 by 6.7%. The impact of recording the net reserves for losses at the highest value from the sensitivity analysis above would be to reduce net income by $4.6 million and decrease stockholders' equity at September 30, 2005 by 6.7%. Such changes in the net reserves for losses and loss adjustment expense would not have an immediate impact on our liquidity but would effect cash flow in future periods as the incremental or reduced amount of losses are paid.

        Our reserves are driven by a number of important assumptions including litigation and regulatory trends, legislative activity, social and economic patterns and claims inflation assumptions. Our reserve estimates reflect expected inflation in legal claims settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates also assume that we will not experience significant losses from mass torts and that we will not incur losses from future mass torts not known to us today. While it is not possible to predict the impact of changes in this environment, if new mass torts or expanded legal theories of liability emerge, our IBNR claims may differ substantially from our IBNR reserves. Our reserve estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business. These estimates also assume that the inflation assumption implicitly built into our reserving philosophy, expected loss ratio, and loss payment and reporting patterns will continue into the future. Unexpected changes in loss cost inflation can occur through changes in general inflationary trends, changes in medical technology and procedures, changes in wage levels and general economic conditions in particular geographic areas and changes in legal theories of liability.

  Reinsurance

        Reinsurance premiums, losses, and LAE are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reinsurance ceding commissions received are deferred and amortized over the effective period of the related insurance policies.

  Deposit Accounting

        Reinsurance contracts that do not transfer insurance risk are accounted for using deposit accounting. At inception, a deposit asset or liability is recognized based on the consideration paid or received, less any explicitly identified premiums or fees to be retained by the insurer or reinsurer, irrespective of the experience of the contract. Accounting for such fees is based on the terms of the contract. The deposit assets and liabilities are reported on a gross basis. Cash recoveries reduce the carrying amount of the deposit. The amount of the deposit asset or liability is adjusted at subsequent reporting dates by calculating the effective yield on the deposit to reflect actual payments to date and expected future payments with a corresponding credit or charge to interest income.

        In order to use reinsurance accounting for a reinsurance treaty, the treaty must pass risk transfer requirements. Specifically, it must be reasonably possible that the reinsurer may realize a significant loss from the transaction under the terms of such treaty.

        We require our reinsurance intermediary to perform a risk transfer analysis on every quota share reinsurance treaty we consider. In addition, prior to the inception of the policy, we and our independent actuaries independently performed this analysis. The risk transfer analysis uses actuarial methods to estimate the probability of significant loss to the reinsurer under the treaty.

        Two of our reinsurance treaties, one from 2001 and one from 2002, did not transfer sufficient risk to the assuming reinsurer to be accounted for as reinsurance and were accounted for using deposit accounting. We terminated these agreements in December 2003 and received $34.1 million in cash from the reinsurer and recorded a pre-tax charge of $2.1 million for 2003.

  Reinsurance Recoverables

        Reinsurance recoverables represent: (1) amounts currently due from reinsurers on paid losses and LAE, (2) amounts recoverable from reinsurers on case basis estimates of reported losses and LAE and (3) amounts recoverable from reinsurers on actuarial estimates of IBNR for losses and LAE. These recoverables, by necessity, are based upon estimates and are reported on our balance sheet separately as assets, as reinsurance does not relieve us of our legal liability to policyholders. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. We continually monitor the financial condition and rating agency ratings of our reinsurers. We require reinsurers that are not admitted reinsurers in Florida (where our insurance subsidiaries are domiciled) to collateralize their share of the unearned premiums and unpaid loss reserves in order that our insurance subsidiaries receive credit for reinsurance on their statutory financial statements. We bear credit risk with respect to the reinsurers, which can be significant considering that some of the unpaid losses and LAE remain outstanding for an extended period of time. While management believes that the amount accrued is collectible, the ultimate recovery may be greater or less than the amount accrued.

  Recognition of Premium Revenue

        All premium revenue is recognized over the period of the contract in proportion to the amount of insurance protection provided. The insurance premiums we charge are billed to our policyholders either annually or under various installment plans based on the estimated annual premium under the policy terms. We recognize the premium revenue for the proportionate share of the risks assumed from the NWCRP on a quarterly basis. At the end of the policy term, payroll-based premium audits are performed on substantially all policyholder accounts to determine earned premiums for the policy year. Earned but unbilled premiums include estimated future audit premiums. Estimates of future audit premiums are based on our historical experience. These estimates are subject to changes in policyholders' payrolls due to growth, economic conditions and seasonality. Although considerable variability is inherent in such estimates, management believes that the accrual for earned but unbilled premiums is reasonable. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations. The reserve for unearned premiums is determined on a daily pro rata basis.

  Deferred Policy Acquisition Costs

        To the extent recoverable from future policy revenues, costs that vary with and are primarily related to the production of new and renewal business, such as commissions paid to agents and our other acquisition expenses, net of reinsurance ceding allowances received, have been deferred and are amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits such deferred amounts to their estimated realizable value. The ultimate recoverability of deferred acquisition costs is dependent on the continued profitability of our insurance underwriting. If our insurance underwriting ceases to be profitable, we may have to write off a portion of our deferred policy acquisition costs, resulting in a further charge to income in the period in which the underwriting losses are recognized. At September 30, 2005 and December 31, 2004, 2003 and 2002, our deferred acquisition costs were $20.2 million, $14.7 million, $4.9 million and $16.1 million, respectively.

  Investments

        Fixed maturity investments are designated at purchase as held-to-maturity or available-for-sale. Held-to-maturity investments are reported at amortized cost. Securities classified as available-for-sale are reported at fair value with unrealized appreciation and depreciation, net of deferred taxes, on our balance sheet in accumulated other comprehensive income as a separate component of stockholders' equity. We have generally held until maturity those securities designated as held-to-maturity and intend to maintain our investment guidelines so that we would do so in the future.

        Realized gains and losses on sales of investments are recognized in operations on the specific identification basis.

        We continuously monitor our portfolio to preserve principal values whenever possible. All securities in an unrealized loss position are reviewed to determine whether the impairment is other-than-temporary. An investment in a fixed maturity security is impaired if its fair value falls below its book value. Factors considered in determining whether a decline is considered to be other-than-temporary include length of time and the extent to which fair value has been below book value, the financial condition and near-term prospects of the issuer, and our ability and intent to hold the security until its expected recovery. If an impairment of a security is determined to be other-than-temporary, such impairment will result in a charge to net income in the period in which such other-than-temporary determination is made. For details on our investments in an unrealized loss position, see "Business—Investments."

  Dividends to Policyholders

        An estimated provision for our dividends to policyholders is accrued as the related premiums are earned. We offer dividend programs to our policyholders in Florida and Wisconsin, where rates are set by state insurance regulators. These dividends are not guaranteed and are required to be approved by the boards of directors of our insurance subsidiaries. The boards of directors may base their decisions to pay dividends on many factors, including (1) an individual policyholder's net loss ratio, (2) the insurance subsidiary's overall net loss ratio and (3) the terms of the individual policyholder's dividend plan. The type of dividend plan is stated in the policy and, other than with respect to flat dividend policies in Wisconsin, has a direct relationship to the amount of losses incurred under that policy. The prior loss experience of the policyholder is a key element in the estimation of our dividend liability.

Measurement of Results

        We evaluate our operations by monitoring key measures of growth and profitability. We measure our growth by examining our gross premiums. We measure our operating results by examining our net income, return on equity, and our loss, expense, dividend and combined ratios. The following provides further explanation of the key measures that we use to evaluate our results:

          Gross Premiums Written.    Gross premiums written is the sum of direct premiums written and assumed premiums written. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten by our insurance subsidiaries. Assumed premiums written represents our share of the premiums assumed from the NWCRP. We use gross premiums written, which excludes the impact of premiums ceded to reinsurers, as a measure of the underlying growth of our insurance business from period to period.

          Net Premiums Written.    Net premiums written is the sum of direct premiums written and assumed premiums written less ceded premiums written. Ceded premiums written is the portion of our direct premiums that we cede to our reinsurers under our reinsurance contracts. We use net premiums written, primarily in relation to gross premiums written, to measure the amount of business retained after cession to reinsurers.

          Gross Premiums Earned.    Gross premiums earned represents that portion of gross premiums written equal to the expired portion of the time for which the insurance policy was in effect during the financial year. For each day a one-year policy is in force, we earn 1/365th of the annual premium.

          Net Premiums Earned.    Net premiums earned represents that portion of net premiums written equal to the expired portion of the time for which the insurance policy was in effect during the financial year and is recognized as revenue. It represents the portion of premium that belongs to us on the part of the policy period that has passed and for which coverage has been provided. Net premiums earned is used to calculate the net loss, net expense and dividend ratios, as indicated below.

          Net Loss Ratio.    The net loss ratio is a measure of the underwriting profitability of an insurance company's business. Expressed as a percentage, this is the ratio of net losses and LAE incurred to net premiums earned.

          Like many insurance companies, we analyze our loss ratios on a calendar year basis and on an accident year basis. A calendar year loss ratio is calculated by dividing the losses and LAE incurred during the calendar year, regardless of when the underlying insured event occurred, by the premiums earned during that calendar year. The calendar year net loss ratio includes changes made during the calendar year in reserves for losses and LAE established for insured events occurring in all prior periods. A calendar year net loss ratio is calculated using premiums and losses and LAE that are net of amounts ceded to reinsurers.

          An accident year loss ratio is calculated by dividing the losses and LAE, regardless of when such losses and LAE are incurred, for insured events that occurred during a particular year by the premiums earned for that year. An accident year net loss ratio is calculated using premiums and losses and LAE that are net of amounts ceded to reinsurers. An accident year loss ratio for a particular year can decrease or increase when recalculated in subsequent periods as the reserves established for insured events occurring during that year develop favorably or unfavorably, respectively, whereas the calendar year loss ratio for a particular year will not change in future periods. This ratio is an operating ratio based on our statutory financial statements and is not derived from our GAAP financial information.

          We analyze our calendar year loss ratio to measure our profitability in a particular year and to evaluate the adequacy of our premium rates charged in a particular year to cover expected losses and LAE from all periods, including development (whether favorable or unfavorable) of reserves established in prior periods. In contrast, we analyze our accident year loss ratios to evaluate our underwriting performance and the adequacy of the premium rates we charged in a particular year in relation to ultimate losses and LAE from insured events occurring during that year.

          While calendar year loss ratios are useful in measuring our profitability, we believe that accident year loss ratios are more useful in evaluating our underwriting performance for any particular year because an accident year loss ratio better matches premium and loss information. Furthermore, accident year loss ratios are not distorted by adjustments to reserves established for insured events that occurred in other periods, which may be influenced by factors that are not generally applicable to all years. The loss ratios provided in this prospectus are calendar year loss ratios, except where they are expressly identified as accident year loss ratios. See "—Results of Operations," "—Outlook," "Business—Overview" and "—Regulation."

          Net Expense Ratio.    The net expense ratio is a measure of an insurance company's operational efficiency in producing, underwriting and administering its business. It includes policy acquisition expenses and underwriting and other expenses. Expressed as a percentage, this is the ratio of net operating expenses to net premiums earned. For net expense ratio purposes, operating expenses of an insurance company exclude investment expenses and dividends to policyholders and are reduced by other income.

          Dividend Ratio.    The dividends to policyholders ratio equals policy dividends incurred in the current year divided by net premiums earned for the year.

          Net Combined Ratio.    The net combined ratio is a measure of an insurance company's overall underwriting profit. This is the sum of the net loss, net expense and dividend ratios. If the net combined ratio is at or above 100, an insurance company cannot be profitable without investment income, and may not be profitable if investment income is insufficient.

          Return on Equity.    This percentage is the result of dividing net income for a period by the average stockholders' equity for that period. We use return on equity to measure our growth and profitability. We can compare our return on equity to that of other companies in our industry to see how we are performing compared to our competition.

Results of Operations

        The table below summarizes certain operating results and key measures we use in monitoring and evaluating our operations. The information provided is intended to summarize and supplement information contained in our consolidated financial statements included elsewhere in this prospectus and to assist you in gaining a better understanding of our results of operations.

  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

	Nine Months Ended September 30,
			Increase (decrease)
	2005	2004
	(Dollars in thousands)
Selected Financial Data:
Gross premiums written	$214,071	$212,361	0.8%
Net premiums written	207,437	162,773	27.4
Gross premiums earned	207,256	190,764	8.6
Net premiums earned	190,776	128,571	48.4
Net investment income	7,637	4,063	88.0
Net realized investment gain (loss)	(324)	1,051	N/A
Other income	249	191	30.4

Total revenue	198,338	133,876	48.2

Losses and loss adjustment expenses	108,489	92,229	17.6
Policy acquisition expenses	32,987	10,716	207.8
Underwriting and other expenses	28,695	26,316	9.0
Dividends to policyholders	6,588	3,848	71.2
Interest expense	2,155	810	166.0
Federal and state income tax expense (benefit)	7,298	(20)	N/A

Net income	$12,126	$(23)	N/A

Key Financial Ratios:
Net loss ratio	56.9%	71.7%
Policy acquisition expense ratio, excluding dividends	17.3	8.3
Underwriting and other expense ratio	15.0	20.5

Net combined ratio, excluding policyholder dividends	89.2%	100.5%
Dividend ratio	3.5	3.0

Net combined ratio, including policyholder dividends	92.7%	103.5%

        Gross premiums written increased $1.7 million, or 0.8%, to $214.1 million for the nine months ended September 30, 2005 from $212.4 million for the nine months ended September 30, 2004. Gross premiums written were relatively flat primarily due to a decrease in assumed premiums from the NWCRP involuntary pool, which declined $2.7 million to $5.7 million for the nine months ended September 30, 2005 from $8.4 million for the nine months ended September 30, 2004. Direct premiums written increased $4.4 million or 2.2% for the same period. The majority of this growth is attributable to the increase in policy count in September 2005 to 9,572 from 9,434 at September 30, 2004.

        Net premiums written increased $44.7 million, or 27.4%, to $207.4 million for the nine months ended September 30, 2005 from $162.8 million for the nine months ended September 30, 2004. Net premiums written increased more than gross premiums written because of the elimination of quota share reinsurance on all new and renewal business since July 1, 2004 and the increase in the retention in our excess-of-loss reinsurance program, which eliminated the ceded premiums written for the $1.0 million excess of $1.0 million layer.

        Gross premiums earned increased $16.5 million, or 8.6%, to $207.3 million for the nine months ended September 30, 2005 from $190.8 million for the nine months ended September 30, 2004. This increase is the result of consistent overall growth each quarter throughout 2004, which has continued in 2005.

        Net premiums earned increased $62.2 million, or 48.4%, to $190.8 million for the nine months ended September 30, 2005 from $128.6 million for the nine months ended September 30, 2004. This increase in net premiums earned is greater than the increase in gross premiums earned due to the elimination of quota share reinsurance on all new and renewal business since July 1, 2004 and the reduction in excess-of-loss reinsurance premiums from 7.4% of gross premiums earned in 2004 to 4.5% for 2005 as a result of an increase in our retention level. The table below shows the gross premiums earned adjusted by the reinsurance programs:

	Nine Months Ended September 30, 2005	Percent of Gross Premiums Earned	Nine Months Ended September 30, 2004	Percent of Gross Premiums Earned
	(Dollars in thousands)
Gross premiums earned	$207,256	100.0%	$190,764	100.0%
Excess reinsurance premiums	(9,202)	4.4	(14,117)	7.4
Quota share reinsurance premiums	(7,278)	3.5	(48,076)	25.2

Net premiums earned	$190,776	92.1%	$128,571	67.4%

        Net investment income increased $3.6 million, or 88.0%, to $7.6 million for the nine months ended September 30, 2005 from $4.1 million for the nine months ended September 30, 2004. The yield on invested assets increased by approximately 1.2% to 4.3%, and our average invested assets increased by more than $56.2 million primarily as a result of the elimination of quota share insurance on new and renewal business since July 1, 2004 and receipt of the funds from the 2003 and 2004 quota share commutations. As a result of the increase in our invested assets, investment expense attributable to portfolio management fees increased by approximately $0.1 million over the same period in 2004.

        Net realized investment gain (loss) decreased $1.4 million to a loss of $0.3 million for the nine months ended September 30, 2005 from a gain of $1.1 million for the nine months ended September 30, 2004. For the nine months ended September 30, 2005, we realized losses as we disposed of bonds that presented a credit risk. In the same period in 2004, we realized $1.1 million in gains as a result of market interest rates being lower than the coupon rates on some of the higher yielding bonds sold from our portfolio.

        Loss and loss adjustment expenses were $108.5 million, or 56.9% of net premiums earned, for the nine months ended September 30, 2005, compared to $92.2 million, or 71.7% of net premiums earned, for the nine months ended September 30, 2004. Losses and LAE for the nine months ended September 30, 2004 were high as we experienced unexpected loss development in Georgia, Virginia and South Carolina. The development in these states was first identified during the second quarter of 2004. At September 30, 2005, our reserves overall from years prior to 2005 showed redundancy, net of reinsurance, of $13.9 million. A significant portion of the redundancies related to the 2004 accident year as evidenced by our ultimate net loss ratio for that accident year of 60.0% at September 30, 2005 compared to 67.1% at December 31, 2004. The accident years 2003 and 2002 also had redundancies as evidenced by the lowering of the ultimate loss ratio for the 2003 year to 60.6% at September 30, 2005 from 62.8% at December 31, 2004 and lowering of the ultimate loss ratio for the 2002 year to 58.2% at September 30, 2005 from 59.1% at December 31, 2004. At September 30, 2005, before reinsurance, we experienced redundancy in 9 of our 11 core states for years prior to 2005. The bulk of this redundancy related to our direct business in Florida ($8.6 million), Texas ($3.8 million), Georgia ($2.7 million), Indiana ($2.2 million) and Virginia ($1.8 million). This was offset by deficiencies in our direct business in Tennessee ($1.3 million) and on our share of the assumed business from the NWCRP ($2.6 million).

        The loss development we have experienced in recent years has been significantly lower than our selected development factors. Because of our extensive history in Florida, Florida loss development factors significantly influence the results of the nine actuarial reserving methods. The results of these methods, in turn, influence the IBNR estimate. In recent years, Florida loss development experience has decreased from previous levels. In Florida, loss development net of reinsurance for the first nine months after the end of the accident year was 2.9% and (0.8)%, for accident years 2002 and 2003 (compared to our expected loss development of 8.6%).

        We observed that a general downward trend in loss development factors in place for some time accelerated in 2003. We believe that much of this trend is due to the effects of Florida Senate Bill 50A, enacted on October 1, 2003. This law was a workers' compensation reform act that reduced attorney fees and involvement on open workers' compensation claims in Florida. In this environment, there is less uncertainty surrounding the ultimate cost of claims, and there is a greater ability to settle claims promptly. Both of these factors lower loss development. Based on the entirety of our loss development history including the observations noted above, we, with the concurrence of our independent actuarial firm, concluded in the second quarter of 2004 that there was enough evidence to reduce the selected loss development factors to a level that is more predictive of our future loss experience. As a result of the changes in our loss development factors, our reserves may not develop as favorably in the future as they have in recent periods. No revisions were made to any of our assumptions about loss development between June 30, 2005 and September 30, 2005.

        The change in the loss development factors rather than any change in the trends of number of claims incurred, claims outstanding or average settlement amounts contributed to the change in the estimates. This adjustment was made after observing several successive years of minimal loss development in Florida. The adjustment was not made in earlier periods because prior to 2004 we did not have enough history to conclude that lower selected loss development factors were warranted. The change in selected loss development factors affected all accident years; however, this change had the largest impact on the 2002 accident year. Our accident year net loss ratio was 66.9% for 2005 at September 30, 2005, compared to 72.0% for accident year 2004 at September 30, 2004.

        Policy acquisition expenses were $33.0 million, or 17.3% of net premiums earned, for the nine months ended September 30, 2005, compared to $10.7 million, or 8.3% of net premiums earned, for the nine months ended September 30, 2004. The policy acquisition expense ratio increased due to the decreased ceding commissions for all reinsurance. As we lessened our reliance on reinsurance the ceding commission decreased. This caused the net policy acquisition expense ratio to increase as our direct policy acquisition expense ratio of 19.6% is less than the 35% ceding commission rate we were receiving under the reinsurance treaties. Premium tax expense increased to 1.8% from 1.6% of direct premiums earned during the nine months ended September 30, 2005 and 2004, respectively. This is due to Florida's increased effective rate from the reduction of the credits allowed for the administrative assessment. Administrative assessments paid in Florida are allowed as a credit against premium taxes. The administrative assessment rate decreased in 2005 thereby reducing the amount of credit allowed and resulting in an increase in the Florida premium tax effective rate. Agents' commissions also increased in the current period. Direct commissions as a percent of direct premiums earned increased to 9.5% for the nine months ended September 30, 2005 from 8.6% for the nine months ended September 30, 2004. The increase is due to the change in geographic mix of our book of business. Florida, which had an average commission rate of 10.25% (the highest of our 11 states), accounted for 41.2% of direct premiums written as compared to only 35.0% for the same period in the prior year. Georgia, North Carolina, South Carolina and Virginia, which had an average commission rate of only 7.5%, accounted for only 14.3% of direct premiums written for the nine months ended September 30, 2005, down from 19.2% in the prior year for the same period. Assessments increased to 6.8% of direct premiums earned for the nine months ended September 30, 2005 from 4.0% for the same period in the prior year due primarily to the doubling of the South Carolina Second Disability Trust Fund assessment rate in the third quarter of 2005. The impact of this rate increase was a pre-tax charge of $3.3 million in the third quarter of 2005.

        The table below compares gross policy acquisition expense adjusted by the reinsurance ceding commission to our net policy acquisition expense as a percent of net premiums earned.

	For the Nine Months Ended September 30, 2005	Percent of Net Premiums Earned	For the Nine Months Ended September 30, 2004	Percent of Net Premiums Earned
Gross Policy Acquisition Expenses	$39,401	20.7%	$29,611	23.0%
Ceding Commission	(6,414)	(3.4)%	(18,896)	(14.7)%
Net Policy Acquisition Expenses	32,987	17.3%	10,715	8.3%

        Underwriting and other expenses were $28.7 million, or 15.0% of net premiums earned, for the nine months ended September 30, 2005, compared to $26.3 million, or 20.5% of net premiums earned, for the nine months ended September 30, 2004. The increase in net premiums earned in the 2005 period significantly reduced the net expense ratio. The $2.4 million dollar increase in underwriting and other expenses was attributable to the increase in human resource expenses for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004. This increase in human resources expense was due to staffing additions, as well as normal merit pay increases, healthcare cost increases and bonuses for current employees. Agent incentive costs also increased $1.1 million. The bad debt expense for the nine months ended September 30, 2005 increased $0.9 million over the nine months ended September 30, 2004. This was primarily due to improved collection practices in 2004, which allowed the bad debt charge offs for 2004 to be recorded against the existing allowance. The continued improvement in our collections experience as a result of our proactive approach has resulted in a reduction in our allowance for doubtful accounts to $4.5 million at September 30, 2005.

        Dividends to policyholders increased $2.7 million, or 71.2%, to $6.6 million for the nine months ended September 30, 2005 from $3.8 million during the nine months ended September 30, 2004. Additionally, the percentage of direct premiums written on dividend plans in Florida increased to 39.9% for the nine months ended September 30, 2005 from 31.4% in the same period in 2004. Consequently, overall direct premiums written with dividends plans increased to 26.3% for the nine months ended September 30, 2005 from 21.0% for the nine months ended September 30, 2004.

        Interest expense increased $1.4 million to $2.2 million for the nine months ended September 30, 2005 from $0.8 million for the nine months ended September 30, 2004. The increase was primarily the result of interest on surplus notes issued in 2004, as well as an increase in the floating interest rate on our outstanding debt. We issued surplus notes to third parties of $10.0 million and $12.0 million in April and May 2004, respectively, and an additional $10.0 million in September 2004.

        Federal and state income taxes were $7.3 million, or 37.6% of pretax income, for the nine months ended September 30, 2005, compared to a tax benefit of $0.02 million for the nine months ended September 30, 2004. The effective rate in 2004 is higher due to an adjustment in the effective rate used in calculating the value of the deferred tax assets.

        Net income (loss) increased $12.1 million to $12.1 million for the nine months ended September 30, 2005 compared to $(0.02) million for the nine months ended September 30, 2004. The decrease in our losses and LAE relative to net premiums earned, as measured by the calendar year net loss ratio which declined from 71.7% as of September 30, 2004 to 56.9% as of September 30, 2005, was the most significant factor. This decline was primarily due to redundancies in loss reserves for prior accident years.

        For the nine months ended September 30, 2005, we experienced redundancies in our reserves for prior periods of $13.9 million as compared to $2.2 million at September 30, 2004, as a result of lower than expected loss development due, in part, to the closing of claims. Net of our reinsurance retention, our loss development for the nine months ended September 30, 2005 was (3.2)% and (4.1)% for accident years 2003 and 2004, respectively. This compares to expected loss development of 7.6% for the first nine-month period after each year-end. The bulk of this redundancy related to the 2004 accident year. For the 2004 accident year, we achieved redundancies for the nine months ended September 30, 2005 in Florida ($5.2 million), Texas ($2.9 million), Georgia ($2.5 million), Indiana ($1.3 million), Virginia ($1.2 million), South Carolina ($0.5 million) and Wisconsin ($0.4 million). This was offset by deficiencies in Tennessee ($1.6 million) and in our share of the assumed business from the NWCRP ($2.7 million).

        Net combined ratio, including policyholder dividends improved 10.8% to 92.7% for the nine months ended September 30, 2005 from 103.5% for the nine months ended September 30, 2004, which indicates an improvement in our underwriting performance.

  Years Ended December 31, 2004, 2003 and 2002

	Year Ended December 31,			Increase (decrease) 2004 over 2003	Increase (decrease) 2003 over 2002
	2004	2003	2002
	(Dollars in thousands)
Selected Financial Data:
Gross premiums written	$270,981	$239,484	$232,536	13.2%	3.0%
Net premiums written	217,472	144,952	209,537	50.0	(30.8)
Gross premiums earned	259,445	226,289	212,362	14.7	6.6
Net premiums earned	181,186	164,287	196,478	10.3	(16.4)
Net investment income	6,077	4,803	5,689	26.5	(15.6)
Net realized investment gain	982	2,644	320	(62.9)	726.3
Other income (loss)	332	(2,464)	1,446	N/A	N/A

Total revenue	$187,577	$169,270	$203,933	11.4%	(17.0)%

Losses and loss adjustment expenses	119,121	109,518	126,386	8.8	(13.3)
Policy acquisition expenses	19,499	21,735	40,925	(10.3)	(46.9)
Underwriting and other expenses	32,280	30,244	25,579	6.7	18.2
Dividends to policyholders	6,983	5,796	5,931	20.5	(2.3)
Interest expense	1,389	410	352	238.8	16.5
Federal and state income taxes	4,275	632	1,379	576.4	(54.2)

Net income before cumulative effect of accounting change	$5,030	$935	$3,381	438.0%	(72.3)%

Cumulative effect of accounting change	—	—	2,455(1)	N/A	N/A

Net income	$5,030	$935	$5,836	438.0%	(84.0)%

Key Financial Ratios:
Net loss ratio	65.7%	66.7%	64.3%
Net policy acquisition expense ratio	10.8	13.2	20.8
Underwriting and other expense ratio	17.8	18.4	13.0

Net combined ratio, excluding policyholder dividends	94.3%	98.3%	98.1%

Dividend ratio	3.9	3.5	3.0

Net combined ratio, including policyholder dividends	98.2%	101.8%	101.1%

(1)
Reflects the write-off of negative goodwill of $2.5 million in 2002 upon the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

        Deposit Accounting.    Two of our reinsurance treaties, one from 2001 and one from 2002, did not transfer sufficient risk to the assuming reinsurer to be accounted for as reinsurance and were accounted for using depositing accounting. We terminated these agreements in December 2003 and received $34.1 million in cash from the reinsurer and recorded a pre-tax charge of $2.1 million for 2003. This charge equaled the difference between the proceeds received from the reinsurer and the carrying value of the deposit on our balance sheet. Under deposit accounting, all net payments made to the reinsurer are recorded as insurance deposits and ceding commissions received are recorded as reductions of these deposits. All future receipts of recoveries for reinsurance claims reduce the amount of the deposit recorded. An implied interest rate is applied to the deposit balance and recorded as investment income. The interest rate is calculated based on the amount of estimated future net cash flows for each of the treaties.

        Gross premiums written increased 13.2% in 2004 over 2003, to $271.0 million from $239.5 million. The increase in gross premiums written in 2004 was primarily due to policy volume, which was partially offset by a 7.3% decrease in gross premiums written in Georgia, South Carolina, North Carolina and Virginia, as we re-underwrote our book of business in these states. In-force policy count increased to 10,257 at December 31, 2004 from 10,070 at December 31, 2003. The average policy premium increased only slightly to $24,476 in 2004 from $22,630 in 2003. Gross premiums written in 2004 comprised approximately 36% new business and approximately 64% renewed business, inclusive of rate increases. Our retention ratio increased to 94% in 2004 from 91% in 2003. Gross premiums written increased 3.0% in 2003 over 2002, to $239.5 million from $232.5 million. In-force policy count decreased to 10,070 at December 31, 2003 from 10,555 at December 31, 2002. However, in 2003, the average premium per policy increased $13,132 to $22,630 from $9,498 in 2002 primarily due to the elimination of smaller accounts in Florida as described below.

        We believe that our increase in gross premiums written in 2004 was primarily due to insurance agents' ability to market our products and services and reduced competition due to the withdrawal of several workers' compensation insurance underwriters in most states in which we do business. Unlike in 2003, when surplus constraints required us to limit our volume in order to keep our insurance subsidiaries' net premiums written to surplus ratios at no greater than a self-imposed limit of 2.5-to-1, we were able to increase writings without capacity constraints during 2004 due to the addition of $32.0 million in third party surplus notes issued by one of our insurance subsidiaries.

        We intentionally reduced our writings during 2003 in Florida because of rate uncertainty and the regulatory environment in Florida. New legislation, effective October 1, 2003, made changes primarily related to compensability of claims, disability benefits and attorney fees. One of the intended outcomes of the legislation was a reduction in the overall costs associated with delivering workers' compensation benefits in Florida. The Florida OIR increased rates 13.7% as of April 1, 2003, and then as a result of the legislative changes mentioned above, offset the earlier increase with a rate decrease of 14%, effective October 1, 2003. As underwriting profitability is one of our primary goals and given the uncertainty of the impact of the new legislation and rates, we were cautious about renewing certain policyholders or writing policies for prospective policyholders. We have since resumed normal underwriting operations in Florida as the legislative environment and pricing have become more certain.

        Net premiums written is significantly impacted by the changes in our quota share reinsurance arrangements. In 2004, we terminated our quota share reinsurance arrangement for new and renewal business effective July 1, 2004. Therefore, ceded premiums written decreased by $40.9 million to $34.3 million in 2004, accounting for the difference between the 13.2% increase in growth in gross premiums written and the 50.0% increase in net premiums written from 2003 to 2004. In 2002, as a result of deposit accounting for two of our reinsurance treaties, written premiums ceded under quota share reinsurance treaties were inconsequential. However, in 2003, when a 35% quota share reinsurance treaty was in place, $75.3 million of our direct premiums written were ceded. Consequently, gross premiums written increased 3.0% in 2003 compared to 2002 while net premiums written decreased 30.8% over the same period. The ceding rate for excess of loss reinsurance decreased to 8.1% in 2003 from 9.9% from January through June 2002 and 10.3% from July through December 2002.

        Gross premiums earned increased $33.2 million, or 14.7%, to $259.4 million in 2004 from $226.3 million in 2003. Gross premiums earned in 2003 increased $13.9 million, or 6.6%, from $212.4 million in 2002. The increase is a direct result of the growth in gross premiums written described above.

        Net premiums earned increased $16.9 million, or 10.3%, to $181.2 million in 2004 from $164.3 million in 2003. The increase is less than the increase in gross premiums earned primarily due to our use of quota share reinsurance in 2004. Net premiums earned decreased $32.2 million, or 16.4%, to $164.3 million in 2003 from $196.5 million in 2002. This decrease was primarily due to the effects of deposit accounting for our 2001 and 2002 reinsurance treaties in 2002 under which substantially all ceded premium was eliminated. The effects of ceded premiums were substantially reduced in 2002, causing a corresponding increase in our net premiums earned. The table below sets forth the calculation of net premiums earned and this amount as a percentage of gross premiums earned, which further reflects the effect of deposit accounting in 2002 on our reinsurance treaties then in effect:

	2004	Percent of Gross Premiums Earned	2003	Percent of Gross Premiums Earned	2002	Percent of Gross Premiums Earned
	(Dollars in thousands)
Gross premiums earned	$259,445	100.0%	$226,289	100.0%	$212,362	100.0%
Excess reinsurance premiums	(19,322)	7.5	(18,305)	8.1	(15,712)	7.4
Quota share reinsurance premiums	(58,937)	22.7	(43,697)	19.3	(172)	—

Net premiums earned	$181,186	69.8%	$164,287	72.6%	$196,478	92.6%

        Net investment income increased by $1.3 million, or 26.5%, in 2004 over 2003 as a result of the increase in our investment portfolio. This increase was offset by additional investment expense of $0.1 million in investment management fees. Declining interest rates reduced our investment yield to 3.3% in 2004 from 4.1% in 2003. Net investment income decreased $0.9 million to $4.8 million in 2003 from $5.7 million in 2002. Interest income on insurance deposits of $1.1 million was recognized in 2002 while in 2003 we incurred $0.7 million of interest expense on the insurance deposits. Although invested assets increased $2.6 million in 2003, other investment income decreased due to the yield decreasing to 4.1% in 2003 from 5.3% in 2002.

        Net realized gains were $1.0 million in 2004 compared to $2.6 million in 2003. Due to the decline in interest rates, we sold securities in our investment portfolio and recognized $2.6 million in realized gains in 2003 while in 2002 only $0.3 million was recognized.

        Losses and loss adjustment expenses were $119.1 million in 2004, or 65.7% of net premiums earned, compared to $109.5 million in 2003, or 66.7% of net premiums earned. Based on the 2004 year-end reviews performed by us and our independent actuarial firm, the IBNR from years prior to 2004 showed redundancy of $8.3 million, net of reinsurance, which is reflected in our losses and LAE in 2004. The loss development we have experienced in recent years has been significantly lower than our selected development factors. Because of the Company's extensive history in Florida, Florida loss development factors significantly influence the results of the nine actuarial reserving methods. The results of these methods, in turn, influence the IBNR estimate. In recent years, Florida loss development experience has decreased from previous levels. In Florida, loss development net of a $1.0 million retention for the first nine months after the end of the accident year was 6.2%, (3.2)%, and (4.1)% for accident years 2002, 2003 and 2004, respectively (compared to our expected loss development of 7.6% for the first nine-month period after each year-end).

        We observed that a general downward trend in loss development factors in place for some time accelerated in 2003. We believe that much of this trend is due to the effects of Florida Senate Bill 50A, enacted on October 1, 2003. This law was a workers' compensation reform act that reduced attorney fees and involvement on open workers' compensation claims in Florida. In this environment, there is less uncertainty surrounding the ultimate cost of claims, and there is a greater ability to settle claims promptly. Both of these factors lower loss development. Based on the entirety of our loss development history including the observations noted above, with each passing quarter of favorable loss development, the loss development experience becomes more credible, and the expected future development decreases. The change in selected loss development factors affected all accident years; however, this change had the largest impact on the 2002 accident year. Florida experienced $17.9 million in redundancy. Texas experienced prior accident year redundancy of $3.7 million, while all other states experienced adverse development in prior year reserves of $13.3 million. In addition, the 2004 accident year net loss ratios increased in South Carolina, Georgia and Tennessee from the 2003 accident year net loss ratios. In 2004, NWCRP pool losses of $8.2 million were allocated to us, representing 82.4% of net premiums earned from that pool during 2004. Overall, the 2004 accident year net loss ratio was 69.7% at December 31, 2004, of which 3.0% comprised unallocated loss adjustment expenses, or ULAE, compared to a 2003 accident year net loss ratio of 67.6% at December 31, 2003, of which 4.8% was ULAE.

        In 2003, losses and LAE were $109.5 million, or 66.7% of net premiums earned, compared to $126.4 million, or 64.3% of net premiums earned, in 2002. The decrease in losses and LAE in 2003 from 2002 was primarily related to the application of quota share reinsurance during 2003 despite an overall increase in losses and LAE due primarily to growth in our business in 2003. The decrease in losses and LAE as a percentage of net premiums earned was primarily due to rate increases, economies of scale achieved in states outside of Florida in which we operate and redundancies in our loss reserves that reduced our calendar year losses incurred. NWCRP pool losses of $5.4 million were allocated to us, representing 78.3% of net premiums earned from that pool during 2003. Overall, the 2003 accident year net loss ratio was 62.8% at December 31, 2003 compared to a 2002 accident year net loss ratio of 62.3% at December 31, 2002.

        Policy acquisition expenses were $19.5 million, or 10.8% of net premiums earned, in 2004 compared to $21.7 million, or 13.2% of net premiums earned, in 2003. Policy acquisition expenses are recorded net of ceding commissions of $24.9 million in 2004 compared to $22.9 million in 2003. An increase in the ceding commission rate to 31.0% in 2004 from 30.0% in 2003 is responsible for the increase in ceding commission to $24.9 million in 2004 from $22.9 million in 2003. During 2003, the ceding commission recorded relating to the 2003 quota share treaty was only related to premiums ceded on new and renewal business. Policy acquisition expenses were $21.7 million, or 13.2% of net premiums earned, in 2003 compared to $40.9 million, or 20.8% of net premiums earned, in 2002. No ceding commission was recognized in 2002. The direct expense ratio stayed relatively flat between 2003 and 2002, increasing only 0.7% to 20.3% in 2003 from 19.6% in 2002.

        Underwriting and other expenses increased $2.0 million, or 6.7%, in 2004 from 2003. Although the overall increase appears moderate, there were significant differences in the expense categories. In 2004, the allowance for bad debt was $6.0 million compared to $8.8 million in 2003 because of an improvement in our collection experience and the related bad debt exposure. In 2003, there was a $3.1 million charge against assessments for a receivable from the Florida Department of Labor and Employment Security ("FDLES"), which was written off when we determined it was uncollectible. Excluding these items, expenses increased $8.0 million in 2004 over 2003 primarily in areas directly proportionate to staffing increases, software expenses and agent-related expenses. During 2003, underwriting and other expenses increased $4.7 million, or 18.2%, compared to 2002, due to increases in bad debt exposure, software expenses and human resource expenses.

        Dividends to policyholders increased $1.2 million, or 20.5%, to $7.0 million in 2004 from $5.8 million in 2003. This is due to an increase in gross premiums earned in Wisconsin and Florida, the states in which policyholders are eligible for dividend plans. This increase in dividends as a percentage of gross premiums earned in 2004 was insignificant. Dividends to policyholders decreased $0.1 million, or 2.3%, to $5.8 million in 2003 from $5.9 million in 2002. This decrease was due to a decrease in gross premiums earned in Wisconsin and Florida. This decrease as a percentage of total premiums earned in 2003 was insignificant.

        Interest expense increased $1.0 million in 2004 from 2003 due to interest paid on $32.0 million of surplus notes issued to third parties in 2004. Interest expense in 2003 increased by $0.1 million from 2002, due to the refinancing of our bank credit facility and our additional borrowings of $5.5 million.

        Federal and state income taxes were 45.9% of pretax income in 2004 as compared to 40.0% in 2003 and 40.8% in 2002. The increase in the effective rate from 2003 to 2004 was due to an adjustment in 2004 in the effective rate used in calculating the value of the deferred tax assets. The rate was adjusted to 34.0% from 35.0% to reflect the current federal tax rate and to 3.5% from 5.5% to reflect the current Florida state tax rate after its apportionment of income. These are the rates at which we expect to be taxed when the deferred tax asset is utilized. The adjustment in the rates caused a deferred tax expense of approximately $1.2 million to be recognized in 2004, creating the higher effective tax rate. The change in the effective rate from 2002 to 2003 was immaterial. Federal and state income tax expenses were $4.3 million, $0.6 million and $1.4 million for 2004, 2003 and 2002, respectively.

        Net income increased $4.1 million, or 438.0%, to $5.0 million in 2004 from $0.9 million in 2003, which represented an 84% decrease from $5.8 million in 2002. Net income was significantly impacted by our losses and LAE relative to the net premiums earned as indicated by net loss ratios of 65.7%, 66.7% and 64.3% in 2004, 2003 and 2002, respectively. Reductions in our expense ratio also contributed to increased net income from 2002 through 2004. This is primarily a result of economies of scale achieved in the states outside of Florida in which we operate and the impact of ceding commissions from our quota share reinsurance agreements. Offsetting this increase were two unusual events in 2003: (1) a $3.1 million charge against assessments for a receivable from the FDLES that was determined to be uncollectible and therefore written off and (2) the $2.1 million loss on commutation of two of our 2001 and 2002 reinsurance agreements. Net income for 2002 included a $2.5 million pre-tax negative goodwill adjustment from the write-off of the entire remaining negative goodwill balance. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, we wrote off the remaining balance and recognized income for the unamortized balance of $2.5 million.

        Net combined ratio, including policyholder dividends improved 3.6% to 98.2% in 2004 from 101.8% in 2003 after decreasing by 0.7% in 2003 from 101.1% in 2002. The change from 2003 to 2004 indicates an improvement in our underwriting performance. The relatively small change from 2002 to 2003 indicates consistency in underwriting performance.

Liquidity and Capital Resources

        We are a holding company and our insurance subsidiaries are the primary source of funds for our operations. We have historically received dividend payments solely from Pinnacle Administrative Company ("Pinnacle Administrative") and Pinnacle Benefits, Inc ("Pinnacle Benefits"). These dividend payments are funded by fee payments under service agreements between Pinnacle Administrative and Pinnacle Benefits and our insurance subsidiaries. Fee payments under the service agreements are subject to review by the Florida OIR, as are dividend payments by our insurance subsidiaries. There are no restrictions on the payment of dividends by our non-insurance subsidiaries, Pinnacle Administrative, Pinnacle Benefits and AmSERV, Inc., other than customary state corporation laws regarding solvency. The cash requirements of these non-insurance subsidiaries are primarily for the payment of salaries, employee benefits and other operating expenses.

  Liquidity

        The primary source of cash flow for Pinnacle Benefits and Pinnacle Administrative is service fees paid by our insurance subsidiaries. Our insurance subsidiaries' primary cash sources are insurance premiums, investment income and the proceeds from the sale, redemption or maturity of invested assets. The cash requirements of the insurance subsidiaries are primarily for the payment of losses and LAE, guaranty fund and second-injury fund assessments, commissions, reinsurance premiums, premium taxes, services fees, interest on surplus notes and purchase of investment securities. We maintain cash reserves to meet our obligations that comprise current outstanding loss and LAE, reinsurance premiums and administrative expenses. Due to the uncertainty regarding the timing and amount of settlement of unpaid losses, the liquidity requirements of the insurance subsidiaries vary. The insurance subsidiaries' investment guidelines and investment portfolio take into account historical payout patterns. If loss payments were to accelerate beyond our ability to fund them from current operating cash flows, we would need to liquidate a portion of our investment portfolio and/or arrange for financing. For example, several catastrophic injuries occurring in a relatively short period of time could cause such a liquidity strain. Our insurance subsidiaries have historically purchased excess reinsurance to mitigate the effects of large losses and to help stabilize liquidity. These reinsurance agreements require initial outlays of reinsurance premiums, based on premiums written, which is in advance of our receipt of cash premiums, and the reinsurers reimburse us after losses and LAE are paid by us. These reinsurance agreements exclude coverage for losses arising out of terrorism and nuclear, biological and chemical attacks.

  Capital Resources

        We have historically met our cash requirements and financed our growth principally from operations, the proceeds of borrowings, investment income and the sale of our Series A preferred stock in 1996. Cash flow is summarized in the table below.

	For the Nine Months Ended September 30,		For the Twelve Months Ended December 31,
	2005	2004	2004	2003	2002
	(In thousands)
Cash and cash equivalents provided by (used in):
Operating activities	$70,605	$36,166	$54,759	$864	$42,328
Investing activities	(94,456)	(76,359)	(102,862)	(7,260)	(22,417)
Financing activities	(1,343)	30,661	30,214	46,680	(19,992)

Change in cash and cash equivalents	$(25,194)	$(9,532)	$(17,889)	$40,284	$(81)

        In October 2000, we entered into a credit facility with AmSouth Bank under which we borrowed $11.3 million. In April 2003, the loan was amended and the aggregate borrowing increased to $12.5 million. The loan calls for monthly payments of principal and of interest at the 30-day LIBOR rate plus a margin. At September 30, 2005, the principal balance of the loan was $8.5 million and the annual interest rate was 6.23%. The loan contains various restrictive covenants generally pertaining to levels of indebtedness and limitations on incurrence of capital expenditures. Additionally, our insurance subsidiaries must comply with financial covenant restrictions, including ratios of leverage, debt service, current maturity coverage, net premiums written to surplus and risk based capital. The loan is collateralized by $25.5 million of internal surplus notes issued to us by our insurance subsidiaries and the stock of AmCOMP Preferred. The surplus notes bear interest, in the case of $10.0 million principal amount, at an annual rate of 100 basis points in excess of the prime rate, in the case of $10.5 million principal amount, at an annual rate of 450 basis points in excess of LIBOR and, in the case of $5.0 million principal amount, at an annual rate of 10.0%. Interest and principal payments on the surplus notes require prior approval by the Florida OIR. In 2004, AmCOMP Preferred issued surplus notes to third parties as part of three securitizations of pooled surplus notes of insurance companies. The following table summarizes the terms of these surplus notes:

Issue Date	Principal Amount	Maturity Date	Optional Redemption by AmCOMP Preferred On or After	Interest Rate	Frequency of Interest Payments
April 30, 2004	$10.0 million	April 29, 2034	April 29, 2009	Three-month LIBOR plus 425 basis points	Quarterly
May 26, 2004	$12.0 million	May 24, 2034	May 24, 2009	Three-month LIBOR plus 425 basis points	Quarterly
September 14, 2004	$10.0 million	September 14, 2034	September 14, 2009	Three-month LIBOR plus 405 basis points	Quarterly

        For statutory purposes, these surplus notes are considered as a component of AmCOMP Preferred's policyholders' surplus. For GAAP and income tax purposes, the surplus notes are considered debt. The issuance of the surplus notes required Florida OIR approval. Additionally, all future principal and interest payments require the approval of the Florida OIR.

  Regulation

        Our insurance subsidiaries are required to maintain certain minimum amounts of capital as established by the Florida OIR pursuant to risk-based capital standards of the NAIC. These standards require the computation of a risk-based capital amount, which is then compared to the insurance subsidiaries' actual total adjusted capital. The computation of risk-based capital involves applying various financial factors to address four primary risks: asset risk, insurance underwriting risk, credit risk and off-balance sheet risk. The standards provide for regulatory intervention when the ratio of an insurance company's total adjusted capital to its risk-based capital is below certain levels. For further information, see the discussion of risk-based capital under "Business—Regulation."

        Our insurance subsidiaries are also subject to statutory insurance laws and regulations that limit the amount of dividends or distributions that may be paid by an insurance company to its stockholders. Pursuant to the Florida Insurance Code, our insurance subsidiaries may not, without the prior approval of the Florida OIR, pay to us dividends or other distributions of cash or property, the total fair market value of which generally exceeds the lesser of 10% of their surplus as of the prior December 31 or net income for the calendar year then ended, excluding realized capital gains, plus a two-year carryback of realized capital gains. At December 31, 2004, $8.1 million was available for stockholder dividends from our insurance subsidiaries without prior approval. No dividends were paid by the insurance subsidiaries during 2004, 2003 or 2002.

        AmCOMP Assurance is currently subject to maximum premium writings in any calendar year of $9.0 million in Illinois. Effective July 6, 2005, the North Carolina Department of Insurance removed the $12.0 million maximum previously applicable in that state. Historically, the regulatory authorities' primary concern was the capitalization of AmCOMP Assurance and its reliance on an inter-company pooling arrangement with AmCOMP Preferred, which is not licensed to do business in those states. Should we choose to expand our operations in Illinois, we would be required to negotiate an increase in the current limit on premium writing and there is no assurance that we would be able to do so.

  Reinsurance

        We have historically operated with a limited amount of capital and, as a result, have made extensive use of the reinsurance market to maintain our net exposures within our capital resources. We have ceded premiums and losses to unaffiliated insurance companies under quota share, excess of loss and catastrophe reinsurance agreements. We evaluate the financial condition of our reinsurers and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies. However, we remain obligated for amounts ceded irrespective of whether the reinsurers meet their obligations. We ceded a high percentage of our premiums and the associated losses prior to July 1, 2004. A failure of one of our reinsurers to pay could have a significant adverse effect on our capital and our financial condition and results of operations. At September 30, 2005 and December 31, 2004, reinsurance recoverables on paid and unpaid losses and LAE and ceding commissions were $80.1 million and $115.9 million, respectively. Our largest recoverable from a single reinsurer as of September 30, 2005 was $40.7 million owed to us by Continental Casualty Company, a subsidiary of CNA Financial Corporation, representing 59.6% of our total stockholders' equity as of that date. Of the $40.7 million, $1.1 million was the current recoverable on paid losses. The balance of $39.6 million is recoverable from Continental Casualty Company on losses which may be paid by us in the future and therefore is not currently due. The unpaid losses will become current as we pay the related claimants.

        In 2001, we wrote off $10.8 million of reinsurance recoverables comprising $8.3 million owed to us by Reliance Insurance Company and $2.5 million owed to us by Legion Insurance Company. We considered these reinsurance recoverables uncollectible because Reliance was subject to an order of liquidation and Legion was placed into rehabilitation by the Pennsylvania Insurance Commissioner.

        As a result of raising $32.0 million from surplus notes issued by one of our insurance subsidiaries, we have eliminated the need for quota share reinsurance on new and renewal business since July 1, 2004. In addition, we increased our retention in our excess of loss reinsurance program to $2.0 million in 2005 and 2006 from $1.0 million in 2004.

  Investments

        Our insurance subsidiaries employ an investment strategy that emphasizes asset quality to minimize the credit risk of our investment portfolio. As economic conditions change, our insurance subsidiaries' investment committees recommend strategy changes and adjustments to our investment portfolio. We have maintained a high portion of our portfolio in short-term investments recently to mitigate the risk of falling prices for fixed maturity securities if rates should rise. Changes in interest rates impact our investment income and cause fluctuations in the carrying values of the majority of our investments (these changes are reflected as changes in stockholders' equity).

        In early 2003, as a result of appreciation in our fixed maturity securities caused by the declining interest rates experienced in prior years and our investment committees' belief that interest rates were likely to increase in the near term, we sought to adjust the duration of our portfolio in response to the interest rate environment. We believed that by reducing the duration of our investment portfolio, we would be better positioned to take advantage of increases in interest rates that we expected would soon begin. We sold a small portion of our bond portfolio, recognizing income in the current period, and reinvested those proceeds in shorter-duration bonds in accordance with our revised strategy. As a result of the investment of those proceeds and the subsequent increase in our investment portfolio in shorter-duration bonds, our duration decreased from 3.4 years at December 31, 2002 to 2.5 years at December 31, 2003 and, as market rates increased, we allowed our duration to increase to 3.1 years by December 31, 2004. However, with an investment portfolio increase of $98.8 million from $128.5 million at December 31, 2002 to $227.3 million at December 31, 2004 during a period when market rates were below the yield on our existing portfolio, our overall investment portfolio yield declined. In the future, we may sell securities due to changes in the investment environment, our expectation that fair value may deteriorate further, our desire to reduce our exposure to an issuer or an industry and changes in the credit quality of the security. In addition, depending on changes in prevailing interest rates, our investment strategy may again shift toward long-term securities, and we may adjust that portion of our investment portfolio that is held-to-maturity rather than available-for-sale. Except for recognizing other-than-temporary impairments, our held to maturity portfolio is not subject to mark to market accounting because we have the ability and intent to hold those securities to maturity. The repositioning of our portfolio during the nine months ended September 30, 2004 resulted in net realized gains of $1.1 million. As of September 30, 2005, approximately 94.6% of our entire portfolio was classified as available-for-sale.

        The amount and types of investments that may be made by our insurance subsidiaries are regulated under the Florida Insurance Code and the rules and regulations promulgated by the Florida OIR. As of December 31, 2004 and September 30, 2005, our insurance subsidiaries' combined portfolio consisted entirely of investment grade fixed-income securities. As of September 30, 2005, our investments (excluding cash and cash equivalents) had an average maturity of 3.9 years, and the bond portfolio was heavily weighted toward short- to intermediate-term securities.

        Our insurance subsidiaries employ AmSouth Bank to act as their independent investment advisor. AmSouth Bank follows the insurance subsidiaries' written investment guidelines based upon strategies approved by our insurance subsidiaries' board of directors. Our insurance subsidiaries have no investments in common stock (other than AmCOMP Preferred's investment in AmCOMP Assurance and certain institutional money market accounts), preferred stock, real estate, asset-backed securities (other than mortgages) or derivative securities. AmSouth Bank has discretion to enter into investment transactions within our insurance subsidiaries' investment guidelines. In the case of sales of securities prior to maturity or the acquisition of securities that differ from the types of securities already present in the portfolio, AmSouth Bank routinely consults with our insurance subsidiaries' executive officers, who report regularly to our insurance subsidiaries' investment committees. AmSouth Bank's fee is based on the amount of assets in the portfolio and is not dependent upon investment results or portfolio turnover.

        The table below contains information concerning the composition of our investment portfolio at September 30, 2005:

	Carrying Amount and Market Value(1)	Yield to Maturity	Percentage of Carrying Amount and Market Value(1)
	(Dollars in thousands)
Bonds:(2)
U.S. government	$41,718	4.6%	12.8%
Agencies	31,431	4.5	9.7
Municipalities(3)	44,003	4.9	13.6
Corporate "A" rated and above	147,940	4.6	45.6
Corporate "BBB"/"Baa" rated	18,995	5.2	5.9
Mortgage-backed securities	31,561	5.2	9.7

Total Bonds	$315,648	4.7%	97.3%

Cash and cash equivalents and short-term investments	$8,622	3.7	2.7

Total	$324,270	4.7%	100.0%

(1)
Carrying amount is amortized cost for bonds held-to-maturity and short-term investments. Carrying value is market value for bonds available-for-sale and common stock. As of September 30, 2005, $298.4 million of our bonds was classified as available-for-sale and $17.3 million was classified as held-to-maturity.

(2)
Standard & Poor's highest rating is "AAA" and signifies that a company's capacity to meet its financial commitment on the obligation is extremely strong, followed by "AA" (very strong), "A" (strong) and "BBB" (adequate). Moody's Investors Service, Inc.'s highest rating is "Aaa" (best quality), followed by "Aa" (high quality), "A" (strong) and "Baa" (adequate). For investments with split ratings, the higher rating has been used.

(3)
The municipal bonds' yields to maturity have been shown on a tax-equivalent basis. The tax impact was 1.3% on the yield to maturity for municipal bonds and 0.5% on the yield to maturity for total cash and investments.

        The table below sets forth the maturity profile of our bond portfolio at amortized cost and fair market values as of September 30, 2005:

Years to Maturity(1)	Amortized Cost	Fair Market Value
	(Dollars in thousands)
1 year or less	$28,147	$28,019
More than 1 year, through 5 years	157,816	155,202
More than 5 years, through 10 years	92,373	91,081
More than 10 years	8,768	9,785
Mortgage-backed securities	31,770	31,286

Total	$318,875	$315,374

(1)
Based on the stated maturities of the securities. Actual maturities may differ as obligors may have the right to call or prepay obligations.

        As of September 30, 2005, the composite S&P rating of our bond portfolio was "A-" with an average duration of 3.9 years.

        We continuously monitor our portfolio to preserve principal values whenever possible. An investment in a fixed maturity security is impaired if its fair value falls below its book value. All securities in an unrealized loss position are reviewed to determine whether the impairment is other-than-temporary. Factors considered in determining whether a decline is considered to be other-than-temporary include length of time and the extent to which fair value has been below book value, the financial condition and near-term prospects of the issuer, and our ability and intent to hold the security until its expected recovery. No impairment was recorded in the nine months ended September 30, 2005.

        We believe our future cash flow generated by operations, our cash and investment balances and the net proceeds from this offering will be sufficient to fund continuing operations, service our outstanding obligations and provide for required capital expenditures for at least the next 12 months.

  Litigation

        AmCOMP and both of its insurance subsidiaries are defendants in an action commenced in Florida by the Insurance Commissioner of Pennsylvania, acting in her capacity as liquidator of Reliance Insurance Company. The complaints in those actions allege that preferential payments were made by Reliance under the formerly existing reinsurance agreement with the insurance subsidiaries and seeks damages in the amount of approximately $2.3 million.

        We have answered the complaint and we expect the matter to be scheduled for trial. We believe that we have multiple factual and legal defenses to the claim made in this action, including a right of recoupment related to the statement of claim filed by us in the Reliance liquidation proceeding for the recovery of approximately $9.9 million under the reinsurance agreement.

  Other

        In August 1998, in an effort to expand its customer base, AmCOMP Assurance began selling insurance policies for a third party insurance company that had an "A" rating from A.M. Best at the time. This arrangement included insurance policies with effective dates of August 1, 1998 through November 1, 2000. Pinnacle Administrative performed marketing, underwriting, loss prevention and other administrative functions, and Pinnacle Benefits provided claim adjusting services, including the payment of claims, related to these policies. This arrangement also provided for a reinsurance agreement between AmCOMP Assurance as the reinsurer and this insurance company as the reinsured. At September 30, 2005, the amount to be recovered from this insurance company on these claims and LAE expenses paid by us was $1.7 million.

Contractual Obligations and Commitments

        The following table identifies our long-term debt and contractual obligations as of December 31, 2004:

	Payment Due By Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(Dollars in thousands)
Long-Term Debt Obligations(1)	$112,046	$4,387	$12,639	$7,098	$87,922
Operating Leases	6,621	1,039	4,880	702	—
Loss Reserves(2)	297,698	109,265	94,219	11,871	82,343

Total Contractual Obligations	$416,365	$114,691	$111,738	$19,671	$170,265

(1)
Long-Term Debt Obligations reflect payments for the principal and estimated interest expense that is based on variable LIBOR rates plus a margin. The estimated interest expense was based on the contractual obligations of the debt as of December 31, 2004. The rates ranged from 4.87% to 6.54%.

(2)
Estimated pay out dates for the loss reserves are determined in the actuarial process. As a result, our calculation of loss reserve payments due by period is subject to the same uncertainties associated with determining the level of reserves and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our reserving process, see "Business—Loss and Loss Adjustment Expense Reserves." Actual payments of losses and LAE by period will vary, perhaps materially, from the above table to the extent that current estimates of loss reserves vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See "Risk Factors—Our loss reserves are based on estimates and may be inadequate to cover our actual losses" for a discussion of the uncertainties associated with estimating loss reserves.

Quantitative and Qualitative Disclosures about Market Risk

        We believe we are principally exposed to two types of market risk: interest rate risk and credit risk.

Interest Rate Risk

        Investments.    Our investment portfolio consists primarily of debt securities, of which over 94.6% were classified as available-for-sale as of September 30, 2005. The primary market risk exposure to our debt securities portfolio is interest rate risk, which we strive to limit by managing duration. As of September 30, 2005, our investments (excluding cash and cash equivalents) had an average maturity of 3.9 years. Interest rate risk includes the risk from movements in the underlying market rate and in the credit spread of the respective sectors of the debt securities held in our portfolio. The fair value of our fixed maturity portfolio is directly impacted by changes in market interest rates. As interest rates rise, the market value of our fixed-income portfolio falls, and the converse is also true. We expect to manage interest rate risk by instructing our investment manager to select investments consistent with our investment strategy based on characteristics such as duration, yield, credit risk and liquidity.

        Credit Facility and Third Party Surplus Notes.    Our exposure to market risk for changes in interest rates also relates to the interest expense of variable rate debt under our bank credit facility and our insurance subsidiaries' surplus notes issued to unaffiliated third parties. The interest rates we pay on these obligations increase or decrease with changes in LIBOR.

Sensitivity Analysis

        Sensitivity analysis is a measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In our sensitivity analysis model, we select a hypothetical change in market rates that reflects what we believe are reasonably possible near-term changes in those rates. The term "near-term" means a period of time going forward up to one year from the date of the consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in this disclosure, especially since this sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

        In this sensitivity analysis model, we use fair values to measure our potential loss. The sensitivity analysis model includes fixed maturities and short-term investments.

        For invested assets, we use modified duration modeling to calculate changes in fair values. Durations on invested assets are adjusted for call, put, and interest rate reset features. Durations on tax-exempt securities are adjusted for the fact that the yield on such securities is less sensitive to changes in interest rates compared to Treasury securities. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of September 30, 2005.

        The following table summarizes the estimated change in fair value on our fixed maturity portfolio including short-term investments based on specific changes in interest rates as of September 30, 2005:

Change in Interest Rates	Estimated Increase (Decrease) in Fair Value	Estimated Percentage Increase (Decrease) in Fair Value
	(Dollars in thousands)
300 basis point rise	$(29,176)	(9.8)%
200 basis point rise	(19,626)	(6.6)%
100 basis point rise	(9,827)	(3.3)%
50 basis point decline	4,854	1.6%
100 basis point decline	9,698	3.2%

        The sensitivity analysis model used by us produces a predicted pre-tax loss in fair value of market-sensitive instruments of $9.8 million or 3.3% based on a 100 basis point increase in interest rates as of September 30, 2005. This loss amount only reflects the impact of an interest rate increase on the fair value of our fixed maturities and short-term investments, which constituted approximately 97.4% of our total invested assets as of September 30, 2005.

        Interest expense would also be affected by a hypothetical change in interest rates. As of September 30, 2005 we had $40.5 million in variable rate debt obligations. Assuming this amount remains constant, a hypothetical 100 basis point increase in interest rates would increase annual interest expense by approximately $405,000, a 200 basis point increase would increase interest expense by approximately $810,000 and a 300 basis point increase would increase interest expense by approximately $1,215,000.

        With respect to investment income, the most significant assessment of the effects of hypothetical changes in interest rates on investment income would be based on Statement of Financial Accounting

Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases ("FAS 91"), issued by the Financial Accounting Standards Board ("FASB"), which requires amortization adjustments for mortgage backed securities. The rates at which the mortgages underlying mortgage backed securities are prepaid, and therefore the average life of mortgage backed securities, can vary depending on changes in interest rates (for example, mortgages are prepaid faster and the average life of mortgage backed securities falls when interest rates decline). The adjustments for changes in amortization, which are based on revised average life assumptions, would have an impact on investment income if a significant portion of our mortgage backed securities holdings had been purchased at significant discounts or premiums to par value. As of December 31, 2004, the par value of our mortgage backed securities holdings was $25.9 million. This equates to an average price of 104.3% of par. Since a majority of our mortgage backed securities were purchased at a premium or discount that is significant as a percentage of par, a FAS 91 adjustment could have a significant effect on investment income.

        However, given the current interest rate environment, which has exhibited lower rates over the last few years, the possibility of additional significant declines in interest rates such that prepayment speeds are significantly impacted is unlikely. The mortgage backed securities portion of the portfolio totaled 11.9% of total investments as of December 31, 2004. Of this total, 100% was in agency pass through securities.

Credit Risk

        Investments.    Our debt securities portfolio is also exposed to credit risk, which we attempt to manage through issuer and industry diversification. We regularly monitor our overall investment results and review compliance with our investment objectives and guidelines. Our investment guidelines include limitations on the minimum rating of debt securities in our investment portfolio, as well as restrictions on investments in debt securities of a single issuer. As of September 30, 2005 and December 31, 2004, all of the debt securities in our portfolio were rated investment grade by the NAIC, Standard & Poor's, Moody's and Fitch.

        Reinsurance.    We are subject to credit risk with respect to our reinsurers. Although our reinsurers are liable to us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have reinsured. As a result, reinsurance agreements do not limit our ultimate obligations to pay claims to policyholders and we may not recover claims made to our reinsurers. The A.M. Best ratings of our reinsurance carriers as of September 30, 2005 are set forth in this prospectus under "Business—Recoverability of Ceded Reinsurance."

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements.

Effects of Inflation

        The effects of inflation could impact our financial statements and results of operations. Our estimates for losses and loss expenses include assumptions about future payments for closure of claims and claims handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established, we will be required to increase reserves for losses and loss expenses with a corresponding reduction in our earnings in the period in which the deficiency is identified. We consider inflation in the reserving process by reviewing cost trends and our historical reserving results. Additionally, an actuarial estimate of increased costs is considered in setting adequate rates, especially as it relates to medical and hospital rates where historical inflation rates have exceeded general inflation rates. We are able to mitigate the effects of inflation on medical costs due to the fee schedules imposed by most of the states where we do business and the utilization of preferred provider networks. However, providers are not obligated to invoice us per the fee schedule or the negotiated rate. We review medical bills for appropriate coding and pay the lower of the negotiated or fee schedule rate. Disputes are resolved by negotiation.

        Fluctuations in rates of inflation also influence interest rates, which in turn impact the market value of our investment portfolio and yields on new investments. Operating expenses, including payrolls, are impacted to a certain degree by the inflation rate.

New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"). SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The standard also requires that entities apply a fair-value-based measurement method to account for share-based payment transactions with employees (excluding equity instruments held by employee share ownership plans). SFAS No. 123R is effective as of the beginning of the first annual reporting period of the first fiscal year that begins after June 15, 2005. We will apply SFAS No. 123R prospectively to new awards issued after January 1, 2006. The expenses associated with these awards will be recognized in the income statement over their vesting period effective January 1, 2006. We will continue to account for the portion of awards outstanding prior to January 1, 2006 using the provisions of Accounting Principles Board Opinion No. 25 and its related interpretive guidelines. As the amount, terms and fair values of awards to be issued in the future are uncertain, the impact of the adoption of SFAS No. 123R on our financial statements is not known at this time.

        In March 2005, the SEC released Staff Accounting Bulletin No. 107, Share-Based Payment ("SAB 107"). SAB 107 sets forth the SEC staff's position regarding the application of SFAS No. 123R. SAB 107 contains interpretive guidance relating to the interaction between SFAS No. 123R and certain SEC rules and regulations. In addition, SAB 107 provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. We are currently reviewing the effect of SAB 107 on our consolidated financial statements as we prepare to adopt SFAS No. 123R.

        In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS No. 154"). SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principles. SFAS No. 154 also provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. It also addresses the reporting of a correction of an error by restating the previously issued financial statements. SFAS No. 154 is effective as of the beginning of the first annual reporting period that begins after December 15, 2005. We believe that SFAS No. 154 will not have a material effect on our financial condition or results of operations.

        In June 2005, the FASB directed the staff to issue the proposed FASB Staff Proposal ("FSP") Emerging Issues Task Force ("EITF") Issue 03-1 as final and retitled it as FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. It replaces existing guidance in EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, and clarifies that an impairment should be recognized as a loss no later than when the impairment is deemed other-than-temporary, even if the decision to sell the investment has not been made. FSP FAS 115-1 is effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. We believe that our current policy regarding other-than-temporary impairments complies with FSP FAS 115-1, and therefore the adoption of this standard is not expected to have a significant impact on our net income or equity.

Internal Controls Over Financial Reporting

        During their audits of our financial statements for the years ended December 31, 2004 and 2003, our independent registered public accounting firm identified certain reportable conditions that constitute material weaknesses in the internal controls over our financial reporting. Specifically, our independent auditors noted that in 2003 (1) there were significant errors in recording reinsurance related balances, (2) significant accounting adjustments were required in the recording of dividends, allowance for doubtful accounts and the reinsurance experience account, (3) significant accounting adjustments were required in the income tax accounts after we completed our review, and there were errors in the tax returns prepared by an outside third party, and (4) our process at that time did not provide for timely preparation and filing of GAAP financial statements. In the 2004 audit, it was noted that material weaknesses in the internal controls over financial reporting of our insurance subsidiaries, AmCOMP Assurance and AmCOMP Preferred existed. Specifically our independent auditors noted that audit adjustments were required in the assessment accrual and commission accruals, both areas that require management judgment.

        Our audit committee and management team agreed with the matters identified as material weaknesses. In response to those findings as well as to our continued efforts to improve our internal controls, we have taken corrective actions that we believe address the control deficiencies identified by us and our independent registered public accounting firm and strengthen our internal control over financial reporting. These actions include the following:

  •
  Strengthening our finance department by hiring our current chief financial officer, controller, an assistant vice president of finance with tax return preparation experience, an assistant vice president of financial reporting, a senior compliance accountant with Sarbanes-Oxley Act compliance experience and a senior accountant;

  •
  Hiring a director of reinsurance, adding a senior accountant to our reinsurance team and providing additional training for our existing staff;

  •
  Transitioning our accounting processes to a more automated system and implementing additional manual controls and reviews to improve the accuracy of reporting;

  •
  Fully implementing a new accounts payable and general ledger system to facilitate the closing process;

  •
  Hiring additional senior staff in the finance department;

  •
  Instituting more comprehensive reconciliations and analyses on a regular, timely basis; and

  •
  Retaining outside consultants to assist with the complexities of insurance taxation.

        Our audit committee and management team are committed to evaluating and continuing to improve our procedures relating to internal controls over our financial reporting as we complete our transition from a private to a publicly-traded company.

Outlook

        We intend to utilize substantially all of the net proceeds of this offering to further capitalize our insurance subsidiaries, which will enable us to underwrite additional insurance.

        In October 2005, the Florida OIR disapproved a rate filing for 2006 by NCCI requesting on behalf of all Florida licensed workers' compensation insurers a 7.2% rate decrease. Subsequently, the Florida OIR approved an overall average 13.5% decrease in premium rates for all workers' compensation insurance policies written by all Florida licensed insurance carriers in 2006. This decrease is due in large part to the positive results of the 2003 legislative reforms in Florida that have resulted in lower costs associated with claims. Our management believes that several carriers will not be willing to charge these lower rates and will reduce their underwritings in Florida, creating an opportunity for us to increase our market share profitably in Florida. We are seeking to underwrite new business by targeting new agents and accounts currently written by insurance carriers that we anticipate will underwrite less workers' compensation insurance because of the rate decrease, and we are offering a new dividend plan to larger employers than we have historically pursued. The effect of the approved decrease cannot be ascertained at this time, because of a number of factors, including possible changes in the number of insurers that will operate in Florida and the amount of insurance that they will seek to write, the use of dividend plans and consent to rate policies and possible additional realization of cost savings resulting from reforms enacted in 2003. If the 2006 premium decrease had been in effect for 2005, our direct premiums written would have declined by $14.2 million, our Florida net loss ratio would have increased by 8.2% and our company-wide net loss ratio would have increased by 3.4%. Our direct premiums written in Florida for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 were 41.2%, 35.5% and 35.0%, respectively, of our total direct premiums written in such periods.

        Based on our business model and anticipated capital following this offering, we currently have the following expectations for our business:

  •
  Reinsurance. We intend to cede less than 5.0% of our gross premiums to reinsurers under reinsurance treaties.

  •
  Operating leverage. We plan to target a net leverage ratio, as measured by net premiums written to statutory capital and surplus, between approximately 2.0 to 1.0 and 2.5 to 1.0. The actual net leverage ratio may vary from the target leverage ratio depending upon many factors that affect our capital adequacy requirements imposed by insurance regulatory authorities. These factors include but are not limited to the amount of statutory surplus, premium growth and the quality and terms of reinsurance.

  •
  Underwriting. Our primary goal will be to achieve profitable results through targeted loss ratios complemented by a relatively low expense ratio. We intend to target the pricing of our products to achieve an accident year loss ratio, including LAE, of between 56.9% (our loss ratio for the nine months ended September 30, 2005) and 63.9% (our average accident year loss ratio for the 10 years ended December 31, 2004). In addition, we are targeting a ratio of underwriting expenses, plus policyholder dividends to net premiums earned of between 32.0% and 35.0%.

  •
  Investment income. We expect our portfolio will include primarily fixed income securities and short-term investments. We plan to earn competitive relative returns while investing in a diversified portfolio of securities of low credit risk issuers and to limit the amount of credit exposure to any one issuer. As a result, we expect to earn an investment yield that approximates three- to five-year duration indices of comparable performance.

  •
  Investment portfolio leverage. When we have fully deployed our capital, we would expect our invested assets to stockholders' equity ratio to approximate 3.0 to 1.0.

  •
  Effective tax rate. We expect that as we continue to grow our investment portfolio and invest a greater portion of our portfolio in tax-exempt municipal securities, our effective tax rate would range between approximately 34.0% and 36.0%.

  •
  Return on equity. Notwithstanding that our 2005 annualized return on average stockholders' equity for the nine months ended September 30, 2005 was 24.8%, we plan to target an average return on stockholders' equity of 15.0% in future periods.

BUSINESS

Overview

        We are a property and casualty insurer specializing in workers' compensation insurance products that include a strong emphasis on value-added services to our policyholders. We offer insurance coverage for the statutorily prescribed wage replacement and medical care benefits that employers are required to provide to their employees who are injured in the course of their employment.

        We are able to profitably offer these products and services as a result of our individual risk underwriting approach, loss prevention and claims management services. We target employers that are safety conscious, demonstrate a strong commitment to loss prevention and have a favorable attitude toward the health and safety of their employees. We underwrite these risks on an individual basis, as opposed to following an occupational class-based underwriting approach, and consider many factors such as type of business, nature of operations, risk exposures and other employer-specific conditions. We try to avoid risks that have either a significant potential for severe losses, such as steel erectors, or a reduced opportunity to obtain an adequate rate, such as clerical workers. In underwriting and pricing our policies, our goal is to maintain adequate premium levels commensurate with the risks we underwrite to earn consistent underwriting profits.

        We believe that the services provided by our loss prevention specialists give us a significant competitive advantage for the classes of business that we underwrite. These services include identifying and eliminating unsafe working conditions, accident and illness prevention, safety awareness training and sound employee hiring practices. Our claims management services include return-to-work programs, case management by teams of registered nurses and experienced claims adjusters and management of medical provider services and billings.

        These consultative services result in added value to our insureds and their employees. In many cases, our services provide employers the opportunity to reduce their loss experience and their long-term net workers' compensation costs. Many of our competitors have greater financial resources or offer other lines of business and can offer their workers' compensation insurance at lower prices. We are able to compete primarily due to service and other value-based considerations, rather than solely on premium cost.

        Our proactive claims management strategy includes promoting prompt reporting of claims, obtaining appropriate medical care for injured workers and mandating early return to work programs for our policyholders. We believe this strategy leads to rapid claims closure and lower overall claims costs. We retain authority over underwriting, claims processing, safety engineering and policy auditing and do not delegate these responsibilities to third parties.

        We seek to establish long-standing relationships with our policyholders and agents. Our policyholders are primarily small to mid-sized businesses, those with annual premiums between $10,000 and $100,000 per year, and include selected classes of contractors, manufacturers and "main street" businesses such as retail stores and restaurants. Excluding the policies assumed from our participation in mandatory pooling arrangements implemented by certain states in which we operate, we had the following numbers of policyholders with an average premium per policy as of the dates set forth in the following table.

	December 31,					September 30,
	2000	2001	2002	2003	2004	2005
Policy Count	8,717	11,334	10,552	8,691	9,599	9,572
Average Premium Size	$14,741	$15,742	$19,989	$25,371	$25,455	$25,387

Accident Year Net Loss Ratio (Statutory Basis)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
AmCOMP(1)	69.4%	64.3%	62.6%	65.9%	51.3%	74.9%	67.9%	63.4%	69.4%	71.2%
Workers' Compensation Insurance Industry(2)	71.1%	75.0%	86.6%	96.1%	101.9%	100.3%	90.0%	79.4%	75.2%	75.8%

(1)
Cumulative development through December 31, 2004. The 2004 accident year net loss ratio as developed through September 30, 2005 was 65.6%.

(2)
Comprising all commercial carriers and state funds in the workers' compensation insurance industry in the United States. Source: A.M. Best. We operate and have operated only in a small number of states in all years presented, whereas the industry information presented is for all states and includes both mono-line and multi-line carriers.

        Our average accident year net loss ratio for the ten years ended December 31, 2004 calculated on a GAAP basis was 63.9% as developed through September 30, 2005, of which 4.2% was ULAE. Over that 10-year period, our direct premiums written grew by 19.6%, compounded annually. We had net income in eight years during the 10-year period ended December 31, 2004. The accident year net loss ratio is important in measuring profitability and the adequacy of rates. Companies with lower loss ratios than their peers generally experience greater profitability. Higher loss ratios indicate that premiums may be insufficient to pay all losses and expenses associated with accidents occurring during the accident year. There is no one level of loss ratio that indicates profitability for all insurers because insurers' levels of expenses vary with their approaches to underwriting and claims handling.

        The length of time to settle a claim also varies by insurer. Loss reserves maintained for incurred but not reported losses, or IBNR, are estimates and are subject to change. The amount by which estimated losses, measured subsequently by reference to payments and additional estimates, differ from those originally reported for a period is known as "development." Development is unfavorable when estimates of ultimate losses require an increase in established reserves. Development is favorable when estimates of ultimate losses require a decrease in established reserves. Favorable or unfavorable development of loss reserves is reflected in the earnings of the period during which the development is identified. Our current loss reserve estimates may be subject to development in future years because workers' compensation claims are often paid over a long period of time and estimating reserves for these claims may be more uncertain than estimating reserves for other lines of insurance with shorter or more definite periods between occurrence of the claim and final determination of the ultimate loss.

        Our management embarked on a growth and diversification strategy in 1999. Until that time, we wrote business only in Florida. Over the five-year period from 2000 to 2004, our direct premiums written grew by 21.8%, compounded annually. After the successful execution of this strategy, we currently focus on 11 states with Florida representing 35.5% of our 2004 direct premiums written (41.2% of direct premiums written in the nine months ended September 30, 2005). In all of the states in which we operate, a significant portion of total workers' compensation insurance premiums is written by numerous companies that individually have a small market share. As a result, in 2004, despite our lack of an A.M. Best rating and our relatively low average premium per policy, we were among the top 15 carriers in terms of market share in 7 of our 11 states, based on direct premiums written, according to our calculations from data compiled by A.M. Best. These states represent 85% of our direct premiums written. While we have diversified geographically during this time, we believe there are significant opportunities for growth in our targeted markets. In 2004 in our top two states, Florida and Indiana, our market share of the entire workers' compensation insurance market, including our target market, as measured by direct premiums written was 2.8% and 4.5%, respectively, and our market share in all 11 states in which we operate was 1.6%, according to our calculations from data compiled by A.M. Best. We believe that we have achieved significant scale and profitability, throughout our 23-year history, by specializing in small to mid-sized policyholders, principally employers with premium between $10,000 and $100,000 per year. Based on our extensive experience with independent agents, we believe employers in this size category are not as sensitive to A.M. Best ratings and they place more importance on a workers' compensation carrier's ability to assist in the prevention of injuries at their job site. To date, we have not pursued a rating because we have been able to successfully increase premiums written without a rating in the 11 states in which we operate.

        Some companies require that their workers' compensation insurance carrier have a rating of at least "A-" from A.M. Best. Most of these companies are larger than the companies in our target market and generally do not meet our underwriting objectives. We have no current plans to request an A.M. Best rating, but we will continue to periodically review whether a rating would allow us to more profitability grow our business.

        AmCOMP Preferred is rated "BBpi" by Standard & Poor's on an unsolicited basis. A rating of "BB" is the 5th highest of 8 rating levels used by Standard & Poor's and indicates marginal financial security characteristics, and although positive attributes exist, but adverse business conditions could lead to insufficient ability to meet financial commitments.

        In addition, AmCOMP Preferred and AmCOMP Assurance are rated "BBq" by Fitch Ratings on an unsolicited basis. A rating of "BBq" is the 5th highest of 7 Q-IFS rating levels used by Fitch and indicates that the insurer has an uncertain capacity to meet policyholder and contract obligations and that, although positive factors are present, overall risk factors are high and the impact of adverse business and economic factors is expected to be significant. These ratings are based solely on an analysis of published financial information and additional information in the public domain. They are not based on meetings with our management, nor do they incorporate material, non-public information, and are therefore based on less comprehensive information than ratings without a "pi" or "q" subscript.

        We had gross premiums written of approximately $214.1 million, total revenue of $198.3 million and net income of $12.1 million for the nine months ended September 30, 2005. We had cash and investments of $324.3 million, total assets of $573.3 million and stockholders' equity of $68.2 million as of September 30, 2005.

Competitive Strengths

        We believe that we have the following competitive strengths:

  •
  Strong Distribution Relationships.    We have established strong relationships with our independent agents by emphasizing personal interaction, offering superior services and maintaining an exclusive focus on workers' compensation insurance. These agents are attracted to us because of the level of service we provide to them and our policyholders and our focus on small to mid-sized employers. Our field underwriters work closely with independent agents to market and underwrite our business. These underwriters regularly visit agents and participate in presentations to insureds. Our field underwriters' extensive personal interaction with independent agents and policyholders has led to an enhanced understanding of the businesses we underwrite and the needs of prospective insureds.

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  Specialized Underwriting Approach.    We price our policies based on the specific risk associated with each potential insured rather than solely on the industry class in which such potential insured is classified. Our underwriters average more than 20 years of experience underwriting workers' compensation insurance. We believe our underwriting approach and experience have played pivotal roles in enabling us to outperform the workers' compensation insurance industry based on our accident year loss ratios.

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  Loss Prevention Services.    We believe the value-added services that we provide strengthen our relationships with our policyholders and enable them to reduce their losses from employee injuries. Loss prevention specialists conduct pre- and post-underwriting safety consultations with policyholders. They also develop and implement loss prevention programs for these customers. Our loss prevention personnel, who average more than 16 years of experience, conduct on-site evaluations for most of our policyholders annually.

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  Proactive Claims Management.    We provide our policyholders with an active claims management program and strive for rapid closure of claims. As of December 31, 2004, we had closed 95.8%, 98.0% and 99.0% of all reported claims for accident years 2003, 2002 and 2001, respectively.

    Our injury notification call center operates 24 hours a day, seven days a week so that injured workers and policyholders can report claims promptly. This enables our nurses or claims adjusters to conduct an injury assessment and begin to develop a program for treatment within 24 hours after notification. Our experienced claims adjusters average more than 16 years of workers' compensation insurance industry experience. Our policy is that each claims adjuster be responsible for a maximum of 125 open indemnity cases. This allows our claims adjusters to devote substantial attention to each claim and facilitates more effective claims management. Our registered nurses have an average of more than 25 years of nursing experience.

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  State Focused Operations.    Our core operating philosophy is "local people doing business with local people." We currently focus on 11 states that we believe provide us with the greatest opportunity for near-term profitable growth. Our strategy in these states is executed by our regional presidents and their local teams who we believe have a deep understanding of the business climate and policyholder base and have strong relationships with agents operating in these states.

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  Prudent Reserving.    Workers' compensation claims are often paid over a long period of time. We have demonstrated consistent success in estimating our liabilities for losses and LAE and establishing adequate reserves, despite challenges faced by the workers' compensation insurance industry. Our net loss reserves as of the end of each of the 10 years from 1995 to 2004 have proven to be redundant as developed through September 30, 2005, meaning that our reserves as originally estimated were higher than what our experience as of September 30, 2005 indicates. By contrast, according to our calculations from data compiled by A.M. Best, the reserves for U.S. workers' compensation insurers have been deficient in 6 of the last 10 years.

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  Focus on Small to Mid-Sized Employers.    We believe that we have achieved significant scale and profitability, throughout our 23-year history, by specializing on a target market of small to mid-sized businesses, principally employers with premiums between $10,000 and $100,000 per year. Based on our extensive experience with independent agents and employers in this market, we believe our target market is not subject to the same degree of price competition as larger accounts. Furthermore, we believe that employers in this size category are not as sensitive to A.M. Best ratings and that they value our service-oriented approach to business to a greater extent due to their limited resources.

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  Proven Leadership and Experienced Management Team and Employees.    Our senior management team, consisting of Fred R. Lowe, as chairman of the board, president and chief executive officer, Debra Cerre-Ruedisili, as executive vice president, chief operating officer and director and Kumar Gursahaney, as senior vice president, chief financial officer and treasurer, has an average of 30 years of insurance industry experience and 23 years of workers' compensation insurance experience. We believe that hiring and retaining management and employees with insurance experience are crucial to our operating performance. We offer our employees a positive working environment and comprehensive benefits and incentives to remain with us, including flex time, recognition programs, professional training and development, long-term career path opportunities, and employee appreciation functions. Our compensation structure, including our WIN/WIN Program, is designed to maximize each employee's contribution to our business. Our WIN/WIN Program uses a written agreement under which each employee and his or her manager jointly establish quarterly performance goals and regularly review the employee's progress towards achieving these goals. An employee who achieves these goals earns merit-based salary increases. We believe that we have an unusually high employee retention rate for our industry. In 2004, we had retention of more than 96% for our claims adjusters and approximately 93% overall. In addition, we have an active training program that provides advancement opportunities to our employees. In 2004, we were able to fill 27% of our open positions with our own employees. In striving to become an employer of choice, we believe that we have secured loyal employees and a dedicated management team.

Strategy

        We plan to pursue profitable growth and favorable returns on equity through the following strategies:

  •
  Leverage Existing Infrastructure.    Since 1999, we have successfully expanded our operations across 11 targeted states. We have offices in ten states, each of which we believe has been staffed to accommodate anticipated premium growth. We have grown our workforce 78.0% since December 31, 1999 from 244 employees to 435 at September 30, 2005. We believe that these initiatives have given us a fully-built, well-developed scalable infrastructure that will allow us to continue to lower our expense ratio as we grow our premium.

  •
  Expand in our Existing Markets.    Our current market share in each of our states as measured by 2004 direct premiums written does not exceed 5.0%. Competition in our target markets varies by state and employer size. In all of the states in which we operate, a significant portion of total workers' compensation insurance premiums is written by numerous companies that individually have a small market share. We believe that the strength of our risk selection, loss prevention, claims management, and policyholder service positions us to profitably increase our market share in our existing markets.

  •
  Prudent Geographic Expansion.    While we are licensed in 22 states, we actively market our insurance in the 11 states that we believe provide the greatest opportunity for near-term profitable growth. We believe the net proceeds from this offering will provide us with additional capital to increase the amount of insurance we are able to write in these and other states. We are evaluating a number of states for long term entry potential. Possible expansion states in the near term include Mississippi, Missouri, Arkansas and Minnesota, subject to compliance with applicable licensing requirements. We intend to continue to scrutinize carefully the potential for achieving underwriting profits and adequate returns on capital before expanding our business in existing or new states.

  •
  Exclusive Focus on Workers' Compensation Insurance.    Our operations are exclusively focused on providing workers' compensation insurance and related services to policyholders. We believe this focus enables us to better understand an employer's needs and potential risks in this industry relative to competitors who offer a broader range of insurance products. This focus also allows us to manage all aspects of our business to profitably serve this market.

  •
  Focus on Underwriting Profitability.    We intend to maintain our focus on underwriting discipline and profitability throughout market cycles. Our strategy is to focus on underwriting workers' compensation insurance and to maintain adequate premium rate levels commensurate with the risks we underwrite. We will also continue to strive for improved risk selection and pricing, as well as reduced loss frequency and severity of claims through comprehensive workplace safety reviews, rapid closing of claims through personal, direct contact with our policyholders and their employees, and effective medical cost containment measures.

Our History

        We have been underwriting workers' compensation insurance for 23 years. We were originally a self-insurance fund, which converted to Pinnacle Assurance Corporation in 1995, an assessable mutual insurance company. In early 1996, Pinnacle Assurance Corporation converted to a non-assessable capitalized stock insurance company and its stock was acquired by AmCOMP. At the time of the conversion, Welsh, Carson, Anderson & Stowe and The Sprout Group purchased shares of Series A preferred stock from us and shares of common stock from existing stockholders, and in December 1996, Welsh Carson and The Sprout Group purchased additional shares of Series A preferred stock from us. In 1997, AmCOMP acquired another insurance company and renamed it AmCOMP Assurance Corporation. Pinnacle Assurance Corporation was renamed AmCOMP Preferred Insurance Company in January 1998. Prior to late 1998, we operated only in Florida. Beginning in late

1998, our management embarked on a growth and diversification strategy and commenced writing in selected states in the Midwest and Mid-Atlantic regions.

Workers' Compensation System

        Workers' compensation is a statutory system under which an employer is required to pay for its employees' costs of medical care and other statutorily prescribed benefits for work-related injuries or illnesses. Most employers comply with this requirement by purchasing workers' compensation insurance. The principal concept underlying workers' compensation laws is that employees injured in the course of their employment have only the legal remedies available under those laws and do not have any other claims against their employers. Generally, workers are covered for injuries that occur in the course and within the scope of their employment. The employers' obligation to compensate injured workers does not depend on any negligence or wrongdoing of the employer and exists even for injuries that result from the negligence or wrongdoing of others, including the injured employee. The benefits payable and the duration of such benefits are set by statute and vary by state and with the nature and severity of the injury or disease and the wages, occupation and age of the employee.

        Workers' compensation insurance policies obligate the carrier to pay all benefits that the insured employer may become obligated to pay under applicable workers' compensation laws. Each state has a regulatory and adjudicatory system that:

  •
  quantifies the level of wage replacement to be paid;

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  determines the level of medical care required to be provided and the cost of permanent impairment; and

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  specifies the options in selecting healthcare providers available to the injured employee or the employer.

        State laws generally require two types of benefits for injured employees: medical benefits and indemnity payments. Medical benefits include expenses related to diagnosis and treatment of the injury and any required rehabilitation. Indemnity payments consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill this mandated financial obligation, virtually all employers are required to purchase workers' compensation insurance or, if permitted by their state, to self-insure. Employers may purchase workers' compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool or a self-insurance fund (an entity that allows employers to obtain workers' compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund) or may self-insure, thereby retaining all risk. Texas is the only state in which we operate that allows the policyholder to "opt out" of the workers' compensation no-fault system. When that option is elected, the policyholder either self-insures its risk or purchases disability type insurance for its employees.

        Workers' compensation premiums, which are paid by employers, are determined by the payroll generated by employers, the specific type of work that each employee performs and the employer's historical loss experience. Class codes are established by rating organizations, which categorize the types of tasks performed by employees. Each class code is then assigned a specific dollar rate depending on the propensity of an individual performing that job function to be injured at work. The more likely it is that an individual will be injured at work, based upon the hazards associated with performing that work, the higher the rate and thus the higher the premiums chargeable will be.

        For the year ended December 31, 2004, aggregate direct premiums written for the United States workers' compensation insurance industry, including all commercial carriers and state funds, were $54.0 billion, according to our calculations from data compiled by A.M. Best. Over the 10-year period from 1995 to 2004, direct premiums written for the United States workers' compensation insurance industry grew by 5.4%, compounded annually, according to our calculations from data compiled by A.M. Best.

Description of Our Business

        The following table sets forth our direct premiums written by state and as a percentage of total direct premiums written for the last three years and for the nine months ended September 30, 2005:

	Nine Months Ended September 30, 2005		Year Ended December 31,
			2004		2003			2002
	(Dollars in thousands)
Florida	$85,917	41.2%	$92,278	35.5%	$80,847	(1)	35.0%	$118,174	52.0%
Indiana	24,736	11.9	33,935	13.0	33,280		14.4	26,589	11.7
Wisconsin	23,842	11.4	27,980	10.8	19,678		8.5	12,240	5.4
Tennessee	15,388	7.4	24,918	9.6	19,068		8.2	10,033	4.4
Texas	19,329	9.3	23,157	8.9	20,387		8.8	16,671	7.3
Georgia	9,260	4.4	17,873	6.9	15,246		6.6	8,337	3.7
Virginia	6,165	3.0	10,562	4.1	10,973		4.7	8,557	3.8
Kentucky	8,967	4.3	9,587	3.7	6,230		2.7	2,307	1.0
North Carolina(2)	5,618	2.7	8,912	3.4	11,744		5.1	11,541	5.1
South Carolina	5,771	2.8	8,341	3.2	11,342		4.9	10,665	4.7
Illinois(3)	3,134	1.5	2,179	0.8	1,773		0.8	1,926	0.8
Other States	269	0.1	451	0.1	514		0.3	201	0.1

Total	$208,396	100.0%	$260,173	100.0%	$231,082		100.0%	$227,241	100.0%

(1)
Due to the uncertainty created by the consent order of the Florida Commissioner of Insurance in November 2002 regarding possible rate adjustments, we intentionally reduced the premiums written during 2003. We resumed our usual underwriting practices as the legislative environment and pricing in Florida became more certain.

(2)
We were subject to a $12.0 million maximum on written premiums during the 2002-2004 periods. Effective July 6, 2005, the maximum was removed.

(3)
We were subject to a $2.5 million maximum on written premiums in 2003 and 2004. In 2005, the maximum was raised to 9.0 million.

        We have created a decentralized structure that we believe fully supports our philosophy of local people doing business with local people. When entering a new state, we first seek out qualified candidates who have developed relationships with independent insurance agents and businesses in the geographic area into which we would like to expand. Local management establishes its own underwriting targets and operating budgets, which are ultimately approved by our executive management. This bottom-up framework is important to our success, as we believe that local employees best understand the needs and concerns of the insurance agents and policyholders in the communities in which they work.

        We have offices in 10 of the 11 states in which we operate, from which our field underwriters, loss prevention professionals or claims personnel provide services to our agents and policyholders. For administrative purposes, we have grouped these states into four geographic regions. We perform all of our corporate accounting, regulatory compliance, human resources, executive management and information management technology functions from our principal executive offices.

        To ensure consistency of our underwriting, loss prevention and claims management philosophies throughout our company, we conduct at least two audits per year for underwriting and at least one audit per year for the other departments. Underwriting, loss prevention and claims management personnel from different states review a particular state's practices, files and philosophy.

  Insurance Products and Pricing

        Our products and rating plans encompass a variety of options designed to fit the needs of our policyholders and employer groups. Our basic product is a guaranteed cost policy, under which the premium for a policyholder is set in advance and varies based only upon changes in the policyholder's employee class codes and payroll. In return for payment of premium, we agree to assume statutorily imposed obligations of the policyholder to provide workers' compensation benefits to its employees.

        Generally, premiums for workers' compensation insurance policies are a function of:

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  the amount of the insured employer's payroll;

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  the applicable premium rate, which varies with the nature of the employees' duties and the business of the employer; and

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  factors reflecting the insured employer's historical loss experience.

        We write business in administered pricing and "loss cost" states. In administered pricing states, insurance rates are set by the state insurance regulators and are adjusted periodically. Rate competition generally is not permitted in these states and, consequently, policy dividend programs, which reflect an insured's risk profile, are an important competitive factor. Florida and Wisconsin are administered pricing states, while the other states in which we operate are loss cost states. In loss cost states, we have more flexibility to offer premium rates that reflect the risk we are taking based on each employer's profile.

        The NCCI is the licensed workers' compensation rating organization in the State of Florida. AmCOMP is a member company of NCCI in Florida as required by the OIR as a condition of operating in the state. In October 2005, the Florida OIR disapproved a rate filing for 2006 by NCCI requesting on behalf of all Florida licensed workers' compensation insurers a 7.2% rate decrease. Subsequently, the Florida OIR approved an overall average 13.5% decrease in premium rates for all workers' compensation insurance policies written by all Florida licensed insurance carriers in 2006. This decrease is due in large part to the positive results of the 2003 legislative reforms in Florida that have resulted in lower costs associated with claims. Our management believes that several carriers will not be willing to charge these lower rates and will reduce their underwritings in Florida, creating an opportunity for us to increase our market share profitably in Florida. We are seeking to underwrite new business by targeting new agents and accounts currently written by insurance carriers that we anticipate will underwrite less workers' compensation insurance because of the rate decrease, and we are offering a new dividend plan to larger employers than we have historically pursued. The effect of the approved decrease cannot be ascertained at this time, because of a number of factors, including possible changes in the number of insurers that will operate in Florida and the amount of insurance that they will seek to write, the use of dividend plans and consent to rate policies and possible additional realization of cost savings resulting from reforms enacted in 2003. If the 2006 premium decrease had been in effect for 2005, our direct premiums written would have declined by $14.2 million, our Florida net loss ratio would have increased by 8.2% and our company-wide net loss ratio would have increased by 3.4%.

        In Florida and Wisconsin, we offer dividend programs to eligible policyholders under which a portion of premium paid by a policyholder may be returned to it in the form of a dividend. Eligibility for these programs varies based upon the nature of the policyholder's operations, value of premium generated, loss experience and existing controls intended to minimize workers' compensation claims and costs. We have four basic types of dividend plans:

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  a "flat dividend," which provides for a dividend payment as a specified percentage of the policy premium, which we offer only in Wisconsin;

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  a "sliding dividend," which provides for the dividend payment to be eliminated or increased depending on the net loss ratio of the policy;

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  a combination flat and sliding dividend, which we offer only in Wisconsin; and

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  a "group retention program," which provides for a dividend payment based upon the net loss ratio of the policy as well as the group of policies in a defined group dividend plan.

        Payment of the policy dividends specified in the dividend plan cannot be guaranteed and is at the discretion of the board of directors of the applicable insurance subsidiary and may be based upon:

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  the individual policyholder's net loss ratio;

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  the insurance subsidiary's overall net loss ratio; and

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  the terms of the policyholder's dividend plan agreement.

        Generally, we pay dividends between four and 24 months after the applicable policy expires. Dividend policies represented 26.3% of our direct premiums written in force in 2005 through September 30, 2005 and represented 21.0% for the same period in 2004. They represented 39.9% and 31.4% of direct premiums written in Florida, and 86.8% and 91.5% of direct premiums written in Wisconsin, in those periods, respectively.

        The Florida OIR allows insurers to charge a rate that exceeds the state-established rate when deemed necessary through its Consent to Rate program. Under this program, an insurer determines the additional premium, which, if accepted by the policyholder, is applied directly to the filed, published rate. Use of this program is limited to 10% of an insurer's policies written in Florida. The insurer is responsible for determining the additional premium based on the specific characteristics of a policyholder that resulted in the need for additional premium, such as poor loss history, lack of prior experience, inadequate rate for exposure and specific lack of safety programs and procedures. The ultimate goal of this program is for policyholders to realize premium reductions during those years and ultimately eliminate the Consent to Rate factor as improvements are achieved. This program enables us to obtain appropriate pricing in Florida's administered pricing environment. We look for a strong partnership with and a commitment from the policyholder and its agent when selecting a policyholder to participate in this program. We use this program primarily when rehabilitation of a policyholder is required or the exposures of a policyholder warrant additional premium. Approximately 3.0% of our policies written each year in Florida are part of this program. Through this program, we have been able to underwrite otherwise borderline accounts that exhibited a strong commitment to improve their working conditions. We believe that the loyalty developed during a policyholder's participation in this program helps us maintain our targeted retention rates. Certain other states have similar programs, which we use occasionally.

        In loss cost states, we determine insurance rates through a two-step process. First, the state approves a set of loss costs that provide for expected payments, which are prepared by an insurance rating bureau. An insurer then selects a factor, known as a loss cost multiplier, to apply to loss costs to determine its insurance rates. In these states, regulators permit pricing flexibility primarily through (1) the selection of the loss cost multiplier and (2) schedule rating modifications that allow an insurer to adjust premiums upwards or downwards for specific risk characteristics of the policyholder such as:

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  type of work conducted at the premises or work environment;

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  on-site medical facilities;

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  level of employee safety;

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  use of safety equipment; and

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  policyholder management practices.

        In loss cost states, we use both variables to calculate a policy premium that we believe will cover the claim payments, losses and LAE, and company overhead and result in a reasonable profit for us.

        We have the ability to offer policies on a retrospective rating plan in all states, but do so infrequently. Retrospective rating plans use formulae to adjust premiums based on the policyholder's losses during the policy period. The formula premium is subject to a minimum and maximum premium. Unlike the dividend plans, the retrospective premium adjustments are contractually determined and are not subject to the approval of the board of directors. We offer this policy alternative only to our largest policyholders. Currently, we have one retrospectively rated insurance policy in force, with an expected annual premium of approximately $214,594.

        We offer multiple premium payment plans that address the financial needs of our policyholders. These include four different estimated pay options under which the policyholder makes a downpayment and the balance of the premium is paid over the course of the policy period. These payments are based upon the policyholder's estimated payroll. In certain states, we offer another option, the monthly self-reporting option, under which a policyholder's monthly premium payments are calculated by the policyholder using its monthly payroll figures. We believe that offering alternative payment plans enables policyholders to choose an appropriate payment plan that best suits their business. We often audit the accounts to ensure that appropriate premiums are being charged and paid. We also offer an electronic fund transfer option in certain states, in which we automatically withdraw from the policyholder's account the monthly premium payment. We have a limited number of policies in force that allow a policyholder to pay reduced premiums by electing a significant deductible. The maximum deductible on any of our policies currently in force is $25,000, of which there are three. As of September 30, 2005, the average deductible for the 485 policies currently in force that have deductibles is $1,491.

        At September 30, 2005, we marketed and sold our insurance products through more than 3,000 independent insurance agents operating in more than 950 independent insurance agencies. During 2004, 256 agencies produced at least $250,000 of gross premiums written for us. We seek to establish and maintain long-term relationships with the principals, producers and customer service representatives of independent agencies that will actively market our products and services. We do this by emphasizing superior service and offering financial incentives including commissions and bonuses, including contingent bonuses based on net loss ratios and premiums earned.

        The decision by agencies to place business with an insurer depends in part upon the quality and breadth of services offered to the agencies and policyholders as well as the insurer's expertise and dedication to a particular line of business. We believe that our exclusive focus on workers' compensation insurance allows us to compete effectively with much larger insurers because of the services we offer and our industry expertise. No single agency representing us accounted for more than 10% of gross premiums written in 2004 or in the nine months ended September 30, 2005.

        Our marketing efforts directed at agencies are implemented by our field underwriters. Field underwriters are assigned to specific agencies and work with these agencies in making sales presentations to potential policyholders.

  Underwriting

        We do not use a class underwriting approach that targets specific classes of business or industries in which the acceptability of a risk is determined by the entire class or industry. Our underwriting strategy is to identify and target individual risks based on the individual characteristics of a prospective insured, although there are certain exposures that are either excluded or restricted which may result in account declination.

        Our field underwriters regularly visit agents and participate in presentations to insureds. Our field underwriters' extensive personal interaction with independent agents and policyholders has led to an enhanced understanding of the businesses we underwrite and the needs of prospective insureds. This allows us to apply subjective criteria when considering prospective insureds. Our field underwriters have the authority to underwrite risk while in the field. The underwriting authority of a field underwriter is subject to guidelines based on the specific experience of the field underwriter and the nature of the risk. The guidelines set forth the underwriting authority for each field underwriter based on his experience and demonstrated knowledge of the product and market. Risks outside a field underwriter's predetermined level of authority are referred to underwriting management for underwriting approval. In assessing a risk and our ability to service the policyholder, the field underwriter and underwriting management will become familiar with the individual employer's business and consider many factors, including an individual employer's:

  •
  prior loss experience;

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  risk exposures;

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  commitment to loss prevention;

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  willingness to offer modified duty to injured employees;

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  safety record;

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  operations; and

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  location.

        In addition, the underwriter also evaluates losses in the employer's specific industry, geographic area and other non-employer specific conditions. These and other factors are documented on our risk analysis worksheet and used to formulate projected loss experience for each individual account. Our risk analysis worksheet was created by our internal and independent actuaries to assist underwriters with their decision making process. The worksheet provides an estimate of the losses that will occur for each policy based on all available loss runs and an employer's payroll history. In addition, the worksheet contains the underwriter's documentation regarding his expectation of losses (which may be different than the worksheet estimate), the type of insured, the risks associated with the insured and the rationale behind his decision whether to quote the account. Our policy is that every account we underwrite is to have a completed worksheet in its underwriting file. Our reinsurers also review the worksheets during their underwriting reviews, which we believe is a valuable tool for them as it is evidence that we actively and thoroughly review each account before we underwrite it. Experience modification factors are applied to a policyholder's rate either to increase cost due to a history of prior losses or to reduce the cost of the policy due to favorable prior claims history. To ensure that we truly understand a prospective insured's business, any submission involving a state other than a field underwriter's own state must be referred to that state's underwriting management for underwriting approval. This allows us to make certain that state specific issues, market conditions, regulatory requirements and pricing requirements are monitored and applied by underwriters with expertise in a given state.

        Our underwriting strategy focuses on developing a relationship among insured, agent and us to promote account safety, long-term loyalty and continued profitability. Our loss prevention professionals visit many policyholders, to ascertain the policyholder's willingness to comply with our underwriting and loss prevention philosophy. This philosophy includes adhering to early return to work programs and implementing recommended safety practices. To the extent we are permitted by law, we will cancel the policy of a policyholder that is not willing to comply with our philosophy. If we cannot cancel the policy, we will not renew it upon its expiration.

        We review our existing policies prior to renewal and when circumstances otherwise warrant. Policies with net loss ratios in excess of 40% are reviewed by our underwriting review team comprising representatives from all concerned departments. Each state has its own underwriting review team, which meets monthly. The team evaluates all aspects of a particular policyholder's operations, including financial stability, management control and claims history. Recommendations as to risk improvements or nonrenewal decisions are made by the team and conveyed to the agent and policyholder through the field underwriter and loss prevention professional assigned to the policyholder.

        We have no industry focus in targeting accounts. Our rates vary in accordance with the risk of injury and potential claim size in each of the industries we underwrite. The following table sets forth the percentage of our written premium by industry classification:

	Year Ended December 31,
NCCI Industry Group
	2004	2003	2002	2001	2000
Contracting	41.6%	41.7%	44.5%	43.8%	44.8%
Goods and Services	26.4	27.5	25.4	25.8	25.1
Manufacturing	18.4	17.1	15.3	15.2	14.7
Miscellaneous	7.1	7.3	8.7	9.3	9.3
Office and Clerical	6.5	6.4	6.1	5.9	6.1

Total	100%	100%	100%	100%	100%

        The following table sets forth representative businesses for each of the industry groups listed above:

Industry Classification	Representative Business
Contracting	artisan contractors (e.g., plumbers, electricians, painters and carpenters)
Goods and Services	retail stores restaurants
Manufacturing	component manufacturers for larger products such as gear, pump, automotive part and computer component manufacturers
Miscellaneous	drivers park employees
Office and Clerical	clerical office employees salespersons collectors

  Loss Prevention

        Our loss prevention professionals serve as the cornerstone of our loss control strategy and we believe their consultative services are important to our policyholders. The purpose of our loss prevention group is to aid policyholders in preventing losses before they occur and in containing costs once claims occur. The group also assists our underwriting personnel in evaluating potential and current policyholders. We train employers in the details of workers' compensation practices, safety and health techniques to reduce frequency and severity of injuries.

        Loss prevention services to our policyholders include education about:

    •
    employee hiring and screening;

    •
    new employee orientation for safety;

    •
    hazard identification, elimination or control;

    •
    development and implementation of drug- and alcohol-free workplaces;

    •
    implementation of return to work programs for recovering employees;

    •
    claims management; and

    •
    care management.

        Loss prevention services to our underwriters include:

    •
    evaluation of risk and continued insurability of existing policyholders; and

    •
    evaluation of risk and initial insurability of prospective policyholders.

        Loss prevention services to our claims personnel include:

    •
    assistance with return-to-work issues, including identification of light duty jobs;

    •
    accident investigation; and

    •
    job analysis.

        Our loss prevention professionals conduct surveys of prospective policyholders' operations to determine insurability of risks. Where the annual premium for a prospective risk is estimated to be above an established threshold, which varies from state to state, and for certain work classifications, our loss prevention professionals typically speak to the prospective policyholder's management and follow up with observations of activities at job sites. During these visits, a number of factors are considered, including the nature of the operation, safety in the workplace, effective hiring and screening of new employees, the general attitude of management to the health and safety of employees and its willingness to work with us and implement any recommendations we may make.

        Certain policyholders will receive visits after a policy is written. These risks are chosen based upon their size, their loss history and their potential for catastrophe. Our loss prevention professional will discuss opportunities to improve exposure controls, which suggestions are formally communicated in a letter to the policyholder. The professional devises scheduled service plans and tracks recommendations and progress. If the professional concludes that the policyholder is not desirable or other concerns arise, our underwriting department will be notified so that it may take appropriate action.

        We also provide policyholders that satisfy specific criteria the option to have a risk management service team assigned to them. This program uses a team approach and was developed to provide service to accounts that have the potential to greatly improve their insurability and for larger risks that can benefit from this special attention.

        Each team consists of:

    •
    a dedicated claims adjuster;

    •
    a nurse case manager;

    •
    an account service representative;

    •
    a loss prevention professional;

    •
    the field underwriter; and

    •
    the insurance agent.

        To qualify for the program, a policyholder must demonstrate a willingness to work with us to reduce losses. A formal document indicates all parties' roles and responsibilities in working together towards identifying and implementing appropriate safety programs and minimizing losses associated with the policy. Regular meetings are then held to review losses and monitor progress. We believe that implementing a loss prevention strategy that emphasizes the prevention of claims before they occur is integral to our policyholders' ability to reduce overall losses.

  Claims Management and Managed Care

        We believe that a claims management strategy emphasizing the efficient and effective handling of reported claims is equally integral to our ability to reduce policyholders' overall losses. Our strategy is to team registered nurses with claims adjusters who have long-term experience in the workers' compensation system. By reducing the cost of claims, we ultimately help our policyholder reduce the cost of its workers' compensation insurance through lower experience modification factors.

        We provide our policyholders with an active claims management program and strive for rapid, reasonable closure of all claims. After we receive notice of a lost-time injury, our registered nurses or adjusters immediately contact the injured worker to assist with the injured worker's care and prompt return to work. If an injury is significant and meets specified criteria, we will assign a registered nurse to assist in the management of that claim. Working as a team with claims adjusters, our nurses direct and coordinate the medical treatment from inception until the medical component of the claim has been resolved. The same claims adjuster manages the claim until it is resolved.

        Claims can only be handled appropriately when adjusters and nurses have enough time to devote to each case. We believe that our claims handling procedures result in reduced insurance losses and lower litigation expenses. Our goal is to maintain a maximum of 125 lost-time claims per adjuster. We have hired local claims professionals in each region because we believe individuals familiar with the local regulations and healthcare providers are best qualified to handle local claims. We use third party claims adjusters only in extraordinary circumstances.

        Our injury notification call center operates 24 hours a day, seven days a week. To report a claim, policyholders call a toll-free number and receive immediate attention. We provide electronic reporting capability of injuries where required. To expedite our response, the appropriate regional claims department leader is immediately contacted when catastrophic claims are reported.

        We or our policyholders can select individual medical professionals from whom injured workers may receive care or can provide a panel of approved medical professionals from which one may be chosen in each state where we operate, except Texas, Kentucky, Illinois and Wisconsin. In Texas, effective January 1, 2006, we will be able to provide a panel of approved medical professionals who shall be the exclusive medical professionals who may provide care to injured employees of our policyholders. In Kentucky, policyholders can recommend occupational physicians, but the injured worker has the ultimate choice in selecting the medical provider. Injured workers in Illinois and Wisconsin may seek treatment from their own medical professionals.

        We work regularly with local vendors, including attorneys, medical professionals and investigators, to bring local expertise to our reported claims. We pay special attention to reducing costs in each region and have established discounting arrangements with these groups. We use preferred provider organizations, bill review and utilization management to closely monitor medical costs and to verify that healthcare providers charge no more than reasonable and customary charges for the treatment rendered or adhere to an agreed upon fee schedule, as appropriate. By reducing expenses and achieving cost savings, we are able to provide injured workers access to quality medical treatment while charging lower premiums.

  Insurance Fraud

        In 1994, the Florida OIR mandated that all insurance carriers establish a special investigative unit to investigate and report fraudulent activities. Our Special Investigation Unit (SIU), which operates from our principal executive offices, is responsible for ensuring that every attempt is made to determine if fraudulent activity has occurred in cases submitted to it. The SIU operates in conjunction with the claims, audit, collections, loss prevention and underwriting departments to determine whether an allegation of fraud is valid. We investigate allegations of fraud on the part of both policyholders and injured workers.

        All files referred to the SIU are reviewed to determine whether an investigation should be opened. If an investigation is opened, the SIU gathers the information necessary to submit to the appropriate division of insurance fraud for further investigation. Where circumstances warrant, the SIU will refer cases to the district attorney for criminal prosecution or file civil suits to recover monetary damages.

        Methods of insurance fraud vary from state to state. We have established separate antifraud plans for each state's special investigative regulations. The SIU is also responsible for formulating quarterly training and education of our staff in each state.

Loss and Loss Adjustment Expense Reserves

        Accounting for workers' compensation insurance requires us to estimate the liability for the expected ultimate cost of unpaid losses and LAE, referred to as loss reserves, as of a balance sheet date. The amount by which estimated losses, measured subsequently by reference to payments and additional estimates, differ from those previously estimated for a time period is known as "loss development." Development is unfavorable when losses close for more than the levels at which they were reserved or when subsequent estimates indicate a basis for reserve increases on open claims. Loss development, whether due to an increase in estimated losses, or a decrease in estimated losses, is reflected currently in earnings through an adjustment to incurred losses for the period in which the development is recognized. If the loss development is due to an increase in estimated losses, the previously estimated losses are considered "deficient;" if the loss development is due to a decrease in estimated losses, the previously estimated losses are considered "redundant." When there is no loss development, the previously estimated losses are considered "adequate." In each of the last 10 years, we have had redundancy in our loss reserves, which we believe reflects our conservative methodology.

        We seek to provide estimates of loss reserves that equal the expected ultimate loss. Maintaining the adequacy of loss reserve estimates is an inherent risk of the workers' compensation insurance business. We use an independent actuarial consulting firm to assist in the evaluation of the adequacy of our loss reserves. Workers' compensation claims may be paid over a long period of time. Estimating reserves for these claims may be more uncertain than estimating reserves for other lines of insurance with shorter or more definite periods between occurrence of the claim and final determination of the loss. We endeavor to minimize this risk by closing claims promptly and by relying on the estimates of our professional claims adjusting staff, supplemented by actuarial estimation techniques. The two main components of loss reserves are: (1) case reserves for reported claims and (2) reserves for claims "incurred but not reported," or IBNR. Case reserves are estimates of future claim payments based upon periodic case-by-case evaluation and the judgment of our claims adjusting staff. These case reserves are updated and reviewed continuously to reflect current information. IBNR is an actuarial estimate of claim payments for a particular time period that are not considered in the case reserve estimates. IBNR reserves, unlike case reserves, do not apply to a specific claim, but rather apply to the entire body of claims arising from a specific time period. IBNR primarily provides for costs due to:

  •
  future claim payments and LAE in addition to case reserves due to unforeseen or unknown events;

  •
  additional claim payments on closed claims;

  •
  claims that have not yet been reported to us; and

  •
  development on claims that have been reported to us, but not yet recorded in our ledger.

        Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim closure patterns under current facts and circumstances. We continually monitor loss development trends and data to establish adequate premium rates and reasonable loss reserves estimates. The adequacy of loss reserves, which are based on estimates, is inherently uncertain and represents a significant risk to the business, which we attempt to mitigate. No assurance can be given whether the ultimate liability will be more or less than such estimates.

        Case reserves for reported claims are established on a claim-by-claim basis. Case reserve amounts are determined by our claims examiners, based on the examiner's judgment and experience, and on our reserving practices. Our reserving practices account for the type of risk, the circumstances surrounding the claim or policy provisions relating to type of loss and historical paid loss and LAE data for similar claims. Case reserves are not established for ULAE (expenses incurred to manage claims but which cannot be allocated to a specific claim), and the entire reserve for ULAE is established primarily based upon our historical paid data. Our management and independent actuarial consulting firm regularly monitor reserve adequacy for losses that have occurred and been reported and we adjust such reserves as necessary.

        Loss and LAE reserves for IBNR are estimated based on many variables, including:

  •
  historical and statistical information;

  •
  inflation;

  •
  legal developments;

  •
  the regulatory environment;

  •
  benefit levels;

  •
  economic conditions;

  •
  judicial administration of claims;

  •
  general frequency and severity trends;

  •
  medical costs; and

  •
  other factors affecting the adequacy of loss reserves.

        Since 1992, we have retained an independent actuarial consulting firm to perform a comprehensive study of our IBNR reserves semi-annually. Following this offering, we intend to have the independent actuarial firm estimate IBNR three times annually (as of June 30, September 30 and December 31). In this study, the consultant firm determines an estimate of IBNR by accident year for each state on both a gross and net of reinsurance basis. During the course of each study, our management and actuary review preliminary analysis and provide additional information and feedback that the consulting firm may use in its final analysis. We update our IBNR estimates based on the best estimate offered in the study. In addition, beginning with the quarter ended June 30, 2004, our internal actuaries perform quarterly estimates of IBNR using the same methods and practices used by our independent actuaries.

        Changes in our operations and management philosophy also may cause actual developments to vary from the past. A shift to underwriting more or less hazardous risk classifications, hiring of new claims personnel or changing claims servicing vendors and third party administrators may change rates of reserve development, payments and claims closings, increasing or decreasing claims severity and closing rates.

        Adjustments in aggregate reserves are reflected in the operating results of the period during which such adjustments are made. Although claims for which reserves are established may not be paid for several years or more, we do not discount loss reserves in our financial statements other than for select policies issued in the Texas region that have fixed or determinable future payments.

        The following table provides a reconciliation of the beginning and ending loss reserves for the nine months ended September 30, 2005 and each of the last three years on a GAAP basis.

	Nine Months Ended September 30, 2005	Year Ended December 31,
		2004	2003	2002
	(Dollars in thousands)
Unpaid losses and LAE at beginning of period	$297,698	$251,122	$227,714	$198,954
Less reinsurance recoverables on unpaid losses	107,155	94,427	81,083	84,681

Net unpaid losses and LAE at beginning of the period	$190,543	$156,695	$146,631	$114,273

Losses and LAE, net of reinsurance, incurred in:
Current year	$122,385	$127,458	$110,536	$126,802
Prior years	(13,896)	(8,337)	(1,018)	(416)

Total net losses and LAE incurred	$108,489	$119,121	$109,518	$126,386

Deduct payments for losses and LAE, net of reinsurance related to:
Current year	$29,007	$25,951	$37,535	$42,514
Prior years	42,431	59,322	61,919	51,514

Total net payments for losses and LAE during the current period	$71,438	$85,273	$99,454	$94,028

Ending unpaid losses and LAE, net of reinsurance	$227,594	$190,543	$156,695	$146,631
Reinsurance recoverable on unpaid losses and LAE	76,819	107,155	94,427	81,083

Ending unpaid losses and LAE, gross of reinsurance	$304,413	$297,698	$251,122	$227,714

        We experienced significant reserve redundancies during the nine months ended September 30, 2005 and year ended December 31, 2004. During 2004, we recovered $2.4 million from the Florida

Special Disability Trust Fund, or SDTF, most of which related to losses from accident year 1997. We also recovered approximately $820,000 from South Carolina's fund in 2004. As collection from the SDTF is uncertain, we record these recoveries only when received and do not accrue for future recoveries in Florida. These recoveries reduce paid and incurred losses when received. As a result of this reduction in paid and incurred losses during 2004, the ultimate loss estimate for accident year 1997 from all of the actuarial methods utilized was reduced as well. Additionally, during 2004, our selected incurred loss development factors were adjusted downward significantly. We and our independent actuarial firm adjust development factors to match our expectation of our future loss development. The loss development we have experienced in recent years has been significantly lower than our selected development factors. After reviewing the loss information during the second quarter of 2004, together with a history of lower loss development from several prior quarterly evaluations, we and our independent actuarial firm concluded that there was enough evidence to reduce the selected loss development factors to a level that is more predictive of our future loss experience. Changes in selected incurred loss development factors significantly affect estimates of ultimate losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Loss and Loss Adjustment Expenses." The change in the loss development factors rather than any change in the trends of number of claims incurred, claims outstanding or average settlement amounts contributed to the change in the estimates. This adjustment was made after observing several successive years of minimal loss development in Florida. The adjustment was not made in earlier periods because prior to 2004 we did not have enough history to conclude that lower selected loss development factors were warranted. The change in selected loss development factors affected all accident years; however, this change had the largest impact on the 2002 accident year.

        In the third quarter of 2005, we experienced an additional $1.8 million net redundancy, as a result of lower than expected loss development due, in part, to the closing of claims. Net of our reinsurance retention, our loss development in the third quarter of 2005 was (0.3%) and (0.9%) for accident years 2003 and 2004, respectively. This compares to expected loss development of 0.4% and 1.0%, respectively. The bulk of this redundancy related to the 2004 accident year. For the 2004 accident year, we achieved additional redundancies in the third quarter of 2005 in Florida ($2.1 million), Indiana ($0.5 million), South Carolina ($0.3 million) and in our share of the assumed business from the NWCRP ($0.3 million). This was offset by deficiencies in Tennessee ($0.4 million) and the 1997 accident year and prior accident years ($1.0 million). No revisions were made to any of our assumptions about loss development between June 30, 2005 and September 30, 2005.

        The following tables show changes in the historical loss reserves, on a gross basis and net of reinsurance, for the insurance subsidiaries for the 10 years ended December 31, 2004. These tables are presented on a GAAP basis. The top line of each table shows the reserve recorded at each year-end. Such amount represents an estimate of unpaid losses and LAE occurring in that year as well as future payments on claims occurring in prior years. The upper portion of these tables (cumulative paid) present the cumulative amounts paid during subsequent years on those losses for which reserves were carried as of each specific year. The lower portions (reserves re-estimated) show the re-estimated amounts of the previously recorded reserve based on experience as of the end of each succeeding year. The re-estimate changes as more information becomes known about the actual losses for which the initial reserve was carried. An adjustment to the carrying value of unpaid losses for a prior year will also be reflected in the adjustments for each subsequent year. For example, an adjustment made in the 1994 year will be reflected in the re-estimated ultimate net loss for each of the years thereafter. The cumulative redundancy (deficiency) line represents the cumulative change in estimates since the initial reserve was established. It is equal to the difference between the initial reserve and the latest re-estimated reserve amount. A redundancy means that the original estimate was higher than the current estimate. A deficiency means that the current estimate is higher than the original estimate.

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	TOTAL
	(Dollars in thousands)
Net reserves for losses and loss adjustment expenses
Originally estimated	19,528	31,723	41,307	67,872	56,191	43,432	70,641	114,273	146,631	156,695	190,543

Net cumulative amounts paid as of:
One year later	9,289	9,867	20,993	30,576	30,165	9,220	28,687	51,514	61,919	59,322
Two years later	11,639	14,659	29,655	43,982	39,529	15,334	41,302	71,328	88,031
Three years later	12,811	17,024	33,333	49,256	35,995	18,827	46,860	81,276
Four years later	12,552	18,380	34,341	51,337	35,062	22,207	50,281
Five years later	13,313	18,529	35,408	48,422	35,941	22,740
Six years later	13,675	19,142	32,803	48,169	35,439
Seven years later	14,088	18,890	32,601	47,038
Eight years later	13,777	18,447	32,611
Nine years later	13,541	18,523
Ten years later	13,528
Net reserves re-estimated as of:
One year later	19,387	28,483	42,737	67,613	55,445	45,191	81,707	113,857	145,613	148,358	190,543
Two years later	20,824	24,790	41,388	64,514	56,429	45,374	73,017	110,234	133,298
Three years later	18,480	23,352	41,525	64,679	56,172	40,973	70,271	104,074
Four years later	17,076	23,368	42,792	64,749	52,435	39,615	63,590
Five years later	17,043	23,958	43,289	60,468	50,102	32,754
Six years later	17,275	23,914	39,467	58,288	43,371
Seven years later	17,151	22,603	37,888	52,649
Eight years later	16,182	21,463	35,601
Nine years later	15,509	20,299
Ten years later	14,745

Net cumulative redundancy:	4,783	11,424	5,706	15,223	12,820	10,678	7,051	10,199	13,333	8,337	0	99,554

Gross reserves—December 31	26,181	36,087	45,382	86,511	117,520	133,803	151,693	198,954	227,714	251,122	297,698
Reinsurance recoverables	6,653	4,364	4,075	18,639	61,329	90,371	81,052	84,681	81,083	94,427	107,155

Net reserves—December 31	19,528	31,723	41,307	67,872	56,191	43,432	70,641	114,273	146,631	156,695	190,543

Gross re-estimated reserves	17,840	33,048	52,503	77,643	89,001	109,879	157,125	179,673	207,293	241,602	297,698
Re-estimated reinsurance recoverable	3,095	12,749	16,902	24,994	45,630	77,125	93,535	75,599	73,995	93,244	107,155

Net re-estimated reserves	14,745	20,299	35,601	52,649	43,371	32,754	63,590	104,074	133,298	148,358	190,543

Gross reserves for losses and loss adjustment expenses
Originally estimated	26,181	36,087	45,382	86,511	117,520	133,803	151,693	198,954	227,714	251,122	297,698

Gross cumulative amounts paid as of:
One year later	9,393	10,047	21,500	34,118	42,298	45,026	68,631	64,480	71,578	75,217
Two years later	11,923	15,117	31,117	49,763	60,676	61,309	91,113	93,975	103,504
Three years later	13,373	18,243	35,641	56,414	60,926	65,837	105,642	109,068
Four years later	13,875	19,720	37,132	60,259	60,561	76,254	112,271
Five years later	14,630	20,076	39,292	58,345	66,720	78,089
Six years later	15,199	21,446	37,255	62,756	66,221
Seven years later	16,369	21,379	41,981	61,393
Eight years later	16,251	25,375	41,815
Nine years later	16,762	25,199
Ten years later	16,623
Gross reserves re-estimated as of:
One year later	21,955	32,008	48,978	94,628	116,915	130,266	176,953	192,111	224,735	241,602	297,698
Two years later	23,723	29,157	55,940	91,504	115,139	126,840	166,521	189,484	207,293
Three years later	21,951	32,161	56,074	92,157	105,894	117,039	166,918	179,673
Four years later	24,490	32,174	58,341	90,727	97,746	119,491	157,125
Five years later	24,455	32,851	59,239	83,783	97,881	109,879
Six years later	24,947	33,570	53,678	84,464	89,001
Seven years later	25,758	31,241	55,302	77,643
Eight years later	23,843	34,828	52,503
Nine years later	24,270	33,048
Ten years later	17,840

Gross cumulative redundancy (deficiency):	8,341	3,039	(7,121)	8,868	28,519	23,924	(5,432)	19,281	20,421	9,520	0	109,360

Second Injury Fund

        Many states have laws that established second injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. Funding is provided either by assessments based on paid losses or premium surcharge mechanisms. The Florida second injury fund is referred to as the SDTF. The SDTF was established to promote the re-hiring of injured workers by providing a reimbursement for certain qualifying claims made by those injured workers subsequent to their re-hiring. We are able to submit such second injury claims to the SDTF and, if the claims are accepted, we are reimbursed for part of the cost of the claim. The SDTF stopped accepting new second injury claims for injuries that occurred after January 1, 1998. We bill the SDTF and receive reimbursements as we make payments on accepted claims. As of December 31, 2004, an additional $2.2 million for which we had submitted reimbursement claims had been accepted but not yet paid by the SDTF. As collection is uncertain, we record SDTF reimbursements only when received and do not accrue for future recoveries. We have submitted second injury claims to the Georgia, Texas and South Carolina second injury funds. The relevant claims files are currently being reviewed by those states. Indiana and Illinois also have similar funds; however, we have not submitted any second injury claims in those states. We recovered $3.4 million and $1.5 million during 2004 and 2003, respectively, from the SDTF and other states' comparable funds.

Reinsurance

        Reinsurance is a transaction between insurance companies in which an original insurer, or ceding company, remits a portion of its premiums to a reinsurer, or assuming company, as payment for the reinsurer assuming a portion of the risk. Reinsurance agreements may be proportional in nature, under which the assuming company shares proportionally in the premiums and losses of the ceding company. This arrangement is known as quota share reinsurance. Reinsurance agreements may also be structured so that the assuming company indemnifies the ceding company against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called an "attachment level" or "retention" in return for a premium, usually determined as a percentage of the ceding company's primary insurance premiums. This arrangement is known as excess of loss reinsurance. Excess of loss reinsurance may be written in layers, in which a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. Any liability exceeding the outer limit of the program is retained by the ceding company. The ceding company also bears the credit risk of a reinsurer's insolvency. In accordance with general industry practices, we purchase excess of loss reinsurance to protect against the impact of large, irregularly-occurring losses in the workers' compensation business, which would otherwise cause sudden and unpredictable changes in net income and capital of our insurance subsidiaries.

        Like other insurers, we have managed our risks in part through excess of loss and quota share reinsurance agreements. Reinsurance is used principally:

  •
  to reduce net liability on individual risks;

  •
  to provide protection for catastrophic losses; and

  •
  to stabilize underwriting results.

Quota Share Reinsurance

        Our practice is to select reinsurers with an A.M. Best rating of "A-" or better. Effective January 1, 2004, we entered into a 30% quota share reinsurance agreement with a company rated "A++" by A.M. Best. Under the agreement, we ceded 30% of the subject written premium (defined as gross premiums written less specific excess reinsurance premiums) in 2004, with a provisional ceding commission of 31%. The reinsurer's liability was limited to 130% of the gross earned reinsurance premium under any agreement year. In addition, the reinsurer's liability could not exceed the reinsurer's portion of the estimated net loss as evaluated and reported by us 24 months after the inception of each agreement year. This treaty was terminated for new and renewal business effective July 1, 2004. Furthermore, the remaining exposures for claims occurring prior to June 30, 2004 were commuted. Effective July 1, 2005, we terminated the quota share reinsurance that we maintained on a run-off basis for policies written prior to June 30, 2004.

        Although we have not entered into any quota share reinsurance for new and renewal business in 2005, we may determine to purchase such coverage in the future based upon our premium growth and capitalization and the terms of available quota share reinsurance.

Excess of Loss Reinsurance

        Effective January 1, 2005, we entered into an excess of loss reinsurance treaty in various layers for losses in excess of a $2.0 million retention up to $10.0 million in varying percentages from American Re-Insurance Company, rated "A" by A.M. Best, Employers Reinsurance Corporation, rated "A" by A.M. Best, GE Reinsurance Corporation, rated "A" by A.M. Best, Hannover Ruckversicherungs-Aktiengesellschaft, rated "A" by A.M. Best, Aspen Insurance UK, Ltd., rated "A" by A.M. Best, MJ Harrington Syndicate 2000, rated "A" by A.M. Best, Liberty Syndicate, rated "A" by A.M. Best, and Max Re Ltd., rated "A-" by A.M. Best. The premium for this agreement is equal to varying percentages of the direct premiums written subject to the agreement.

        Effective January 1, 2005, we entered into a catastrophe excess of loss reinsurance agreement with Axis Specialty Limited, rated "A" by A.M. Best, National Union Fire Insurance Company of Pittsburgh, PA, rated "A+" by A.M. Best, Hannover Ruckversicherungs-Aktiengesellschaft, rated "A" by A.M. Best, Max Re Ltd., rated "A-" by A.M. Best, GE Reinsurance Corporation, rated "A" by A.M. Best, MJ Harrington Syndicate 2000, rated "A" by A.M. Best, Liberty Syndicate, rated "A" by A.M. Best, and Aspen Insurance UK, Ltd., rated "A" by A.M. Best. Under this agreement, we cede $10.0 million of ultimate net loss for any one occurrence in excess of $10.0 million per occurrence to the reinsurers.

The premium for this agreement is equal to a percentage of the earned premium subject to the agreement.

        Both of our excess of loss reinsurance agreements are subject to various exclusions and limitations. These agreements nevertheless reduce our exposure not only to catastrophic claims but also to any increased frequency of claims of intermediate severity that may result from economic, legal, regulatory or social changes. Effective January 2006, we entered into new excess of loss and catastrophe reinsurance treaties that are structured in various layers. These treaties are substantially comparable to our 2005 reinsurance treaties and carry reinsurance protection up to a maximum of $30.0 million per occurrence, subject to our retention of the first $2.0 million. There has been no material change in our 2006 reinsurance costs from our 2005 reinsurance costs.

Recoverability of Reinsurance

        In addition to selecting financially strong reinsurers, we continue to monitor and evaluate our reinsurers to minimize our exposure to credit risks or losses from reinsurer insolvencies. Reinsurance makes the assuming reinsurer liable to the ceding company, or original insurer, to the extent of the reinsurance. It does not, however, discharge the ceding company from its primary liability to its policyholders in the event the reinsurer is unable to meet its obligations under such reinsurance. Therefore, we are subject to credit risk with respect to the obligations of our reinsurers. Recent natural disasters, such as Hurricanes Katrina, Rita and Wilma have caused unprecedented insured property losses, a significant portion of which will be borne by reinsurers. If a reinsurer is active both in this market and in the workers' compensation insurance market, its ability to perform its obligations in the latter market may be adversely affected by events unrelated to workers' compensation insurance losses. We regularly perform internal reviews of the financial strengths of our reinsurers. However, if a reinsurer is unable to meet any of its obligations to the insurance subsidiaries under the reinsurance agreements, our insurance subsidiaries would be responsible for the payment of all claims and claims expenses that we have ceded to such reinsurer. We do not believe that our insurance subsidiaries are currently exposed to any material credit risk.

        Prior to 2001, no material amounts due from reinsurers were written off as uncollectible, because most of our reinsurance was recoverable from large, well-capitalized reinsurance companies. On October 3, 2001, the Commonwealth Court of Pennsylvania approved an Order of Liquidation for Reliance Insurance Company in response to a petition from the Pennsylvania Department of Insurance. In 2001, we wrote off all balances due from Reliance. The write off resulted in an increase in underwriting and other expenses of approximately $8.3 million. We are continuing to pursue the collection of amounts recoverable from Reliance in its liquidation proceeding.

        AmCOMP and both of our insurance subsidiaries are defendants in an action commenced in Florida by the Insurance Commissioner of Pennsylvania, acting in its capacity as liquidator of Reliance Insurance Company. The complaints in those actions allege that preferential payments were made to us by Reliance under the formerly existing reinsurance agreement with the insurance subsidiaries and seeks damages in the amount of approximately $2.3 million. We have answered the complaint and we expect the matter to be scheduled for trial. We believe that we have multiple factual and legal defenses to the claim made in this action, including a right of recoupment related to the statement of claim filed by us in the Reliance liquidation proceeding for the recovery of approximately $9.9 million under the reinsurance agreement.

        We also entered into several facultative reinsurance agreements with Legion Insurance Company. As a result of these agreements, we had approximately $2.5 million recoverable from Legion at December 31, 2001. Effective April 1, 2002, Legion was placed in rehabilitation by the Pennsylvania Insurance Commissioner. Due to the deterioration of the financial condition of Legion, we wrote off as uncollectible the entire amount recoverable from Legion effective December 31, 2001.

        The total write off of uncollectible reinsurance from Reliance and Legion during the year ended December 31, 2001 was approximately $10.8 million. Whether we ultimately realize any recoveries will be determined by the ultimate amount of the liabilities of Reliance and Legion and whether they have sufficient assets to pay their liabilities.

        The availability, amount and cost of reinsurance are subject to market conditions and to our experience with insured losses. There can be no assurance that our reinsurance agreements can be renewed or replaced prior to expiration upon terms as satisfactory as those currently in effect. If we were unable to renew or replace our reinsurance agreements, or elect not to obtain quota share reinsurance:

  •
  our net liability on individual risks would increase;

  •
  we would have greater exposure to catastrophic losses;

  •
  our underwriting results would be subject to greater variability; and

  •
  our underwriting capacity would be reduced.

        Certain information regarding our ceded reinsurance recoverable is provided in the following table:

	As of September 30, 2005
Reinsurance Carrier	Rating(1)	Paid Losses	Unpaid Losses	Ceding Commission Receivable	Total
	(Dollars in thousands)
Continental Casualty Company	A	$1,080	$39,590	—	$40,670
Swiss Reinsurance America Corporation	A+	558	1,878	$143	2,579
Hannover Ruckversicherungs-Aktiengesellschaft	A	70	4,379	—	4,449
General Reinsurance	A++	1,088	6,725	—	7,813
American Re-Insurance Company	A	45	8,291	—	8,336
Employers Reinsurance Corporation	A	38	2,287	—	2,325
Everest Reinsurance Company	A+	56	2,420	—	2,476
Aspen Insurance UK, Ltd.	A	35	834	—	869
Max Re Ltd.	A-	68	3,255	—	3,323
GE Reinsurance Corporation	A	111	5,636	—	5,747
All others		5	1,524	18	1,547

Total		$3,154	$76,819	$161	$80,134

(1)
A.M. Best's highest financial strength ratings ranges for insurance companies are "A++" and "A+" (superior) and "A" and "A-" (excellent).

Intercompany Reinsurance Pooling Agreement

        Our insurance subsidiaries are parties to an intercompany pooling agreement. Under such agreement, the results of underwriting operations of AmCOMP Assurance are transferred to and combined with those of AmCOMP Preferred and the combined results are then reapportioned. For 2005, the proportions under the pooling agreement are as follows:

  •
  AmCOMP Preferred—63%

  •
  AmCOMP Assurance—37%

        Transactions under the pooling agreement are eliminated on consolidation and have no impact on our consolidated financial statements.

Deposit Accounting Transactions

        Effective January 1, 2002, we entered into a reinsurance agreement with a reinsurer that was rated "A-" by A.M. Best, which covered our Florida policies and had the features of both quota share and aggregate reinsurance. Subsequent to our entering into this reinsurance agreement, we determined that this agreement did not transfer insurance risk, and we have accounted for this agreement using deposit accounting rules. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information about the accounting treatment of this agreement and the agreement described in the following paragraph. Under the agreement, we ceded 40% of the net written premium on Florida policies in 2002, with a ceding commission of 36%. Risk under this agreement had been divided as follows:

Ultimate Net Loss Ratio	Percentage of Liability (Ours/Reinsurer's)
0% - 35.2%	100/0
More than 35.2% - 64%	0/100
More than 64% - 67.5%	100/0
More than 67.5% - 74%	60/40
More than 74%	100/0

        Effective January 1, 2001, we entered into a 50% quota share reinsurance agreement with the same reinsurer covering our Florida policies. Subsequent to our entering into this reinsurance agreement, we determined that this agreement did not transfer insurance risk and we have accounted for this agreement using deposit accounting rules. Under this agreement, we ceded 50% of premiums written net of premiums ceded for specific excess and facultative reinsurance on Florida policies on or after January 1, 2001 for a ceding commission of 47%. Risk under this agreement had been divided as follows:

Ultimate Net Loss Ratio(1)	Percentage of Liability (Ours/Reinsurer's)
0% - 60%	50/50
More than 60% - 63.5%	100/0
More than 63.5% - 75.5%	50/50
More than 75.5%	100/0

(1)
This agreement was amended to cede 65% of the Florida policies written on or after July 1, 2001.

        The insurance deposits were fully collateralized. The use of deposit accounting, instead of reinsurance accounting, did not change the terms or conditions of the reinsurance contracts.

        Effective December 26, 2003, we executed reinsurance commutation and release agreements to terminate these reinsurance agreements. As a result, the reinsurer is no longer liable for any losses that were previously covered by these reinsurance agreements. We received $34.1 million in cash from the reinsurer and recorded a pre-tax charge of $2.1 million. The pre-tax charge was the difference between the consideration received from the reinsurer and the insurance deposit balance on our books at the time of the commutation. Although the immediate impact of the commutation was a $2.1 million pre-tax charge to our income, we believe that the commutation will be beneficial because we will earn investment income through the investment of the commutation proceeds and realize the benefit of favorable development of the loss reserves on business previously covered by the commuted agreements. In addition, our future financial results are no longer subject to the inherent volatility of deposit accounting in respect of changes in expected net loss ratios for business covered by the terminated reinsurance agreements. However, our financial results will be adversely affected to the full extent of any unfavorable loss reserve development we experience on any claims for which we previously had reinsurance coverage.

Investments

        The insurance subsidiaries employ an investment strategy that emphasizes asset quality and the matching of maturities of their fixed maturity investments to their anticipated claim payments and expenditures or other liabilities. The amount and types of investments that may be made by the insurance subsidiaries are regulated under the Florida Insurance Code and the rules and regulations promulgated by the Florida Department of Financial Services. As of September 30, 2005, the insurance subsidiaries' combined portfolio consisted almost entirely of fixed-income securities. The insurance subsidiaries' bond portfolio is heavily weighted toward short- to intermediate-term, investment-grade securities rated "A" or better, with approximately 74% of the carrying value of our investment portfolio rated "AA" or better. The insurance subsidiaries employ AmSouth Bank to act as their independent investment advisor. AmSouth Bank follows the insurance subsidiaries' written investment guidelines based upon strategies approved by the insurance subsidiaries' board of directors. The insurance subsidiaries have no investments in common stock (other than AmCOMP Preferred's investment in AmCOMP Assurance and certain institutional money market accounts), preferred stock, real estate, asset-backed securities (other than mortgages) or derivative securities.

        AmSouth Bank has discretion to enter into investment transactions within the insurance subsidiaries' investment guidelines. In the case of sales of securities prior to maturity or the acquisition of securities that differ from the types of securities already present in the portfolio, AmSouth Bank routinely consults with the insurance subsidiaries' chief financial officers, who report regularly to the insurance subsidiaries' investment committees. AmSouth Bank's fee is based on the amount of assets in the portfolio and is not dependent upon investment results or portfolio turnover. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding our investment portfolio.

        The Company continuously monitors its portfolio to preserve principal values whenever possible. All securities in an unrealized loss position are reviewed to determine whether the impairment is other-than-temporary. An investment in fixed maturity security is impaired if its fair value falls below its book value. Factors considered in determining whether a decline is considered to be other-than-temporary include length of time and the extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer, and the Company's ability and intent to hold the security until its expected recovery.

        The following table summarizes, for all fixed maturity securities in an unrealized loss position at September 30, 2005, the aggregate fair value and gross unrealized loss by length of time the security has continuously been in an unrealized loss position:

	Fair Value	Unrealized Losses	Number of Issues
	(In thousands)
Less than 12 months:
U.S. Treasury securities	$20,280	$(201)	12
Agency	15,851	(194)	11
Municipalities	38,249	(500)	23
Corporate debt securities	110,831	(1,646)	83
Mortgage-backed securities	26,287	(353)	14

Total	$211,498	$(2,894)	143

Greater than 12 months:
U.S. Treasury securities	$9,069	$(391)	13
Agency	11,293	(300)	10
Municipalities	5,739	(119)	6
Corporate debt securities	38,389	(947)	42
Mortgage-backed securities	4,949	(133)	4

Total	$69,439	$(1,890)	75

Total fixed maturity securities:
U.S. Treasury securities	$29,349	$(592)	25
Agency	27,144	(494)	21
Municipalities	43,988	(619)	29
Corporate debt securities	149,220	(2,593)	125
Mortgage-backed securities	31,236	(486)	18

Total fixed maturity securities	$280,937	$(4,784)	218

        At September 30, 2005, there were no investments in fixed maturity securities with individual material unrealized losses, nor any other-than-temporarily impaired fixed maturity securities. Additionally, all the unrealized losses on the fixed maturity securities are interest rate related.

Competition

        The market for workers' compensation insurance policies is highly competitive. Our competitors include, but are not limited to, other specialty workers' compensation carriers, multi-line insurance companies, professional employer organizations, third party administrators, self-insurance funds, state insurance pools and, in Texas, "opt out" programs. Many of our existing and potential competitors are significantly larger and possess considerably greater financial and other resources than we do. Consequently, they can offer a broader range of products, provide their services nationwide, and/or capitalize on lower expenses to offer more competitive pricing. We compete with several national carriers including Zenith National Insurance Corporation, CNA Financial Corporation, American International Group, Inc. and Liberty Mutual Group. In many states, our most significant competitors are regional carriers. For example, in Texas, a major competitor is Texas Mutual, in Florida, our primary competitors are Summit/Bridgefield and FCCI and in Wisconsin, our primary competitors are United Heartland, Acuity, State Fund Mutual, West Bend Mutual, General Casualty and Sentry. In Indiana, our principal competition is from Amerisure and Indiana Insurance. In Tennessee, our main competition comes from Acuity, Accident Fund, Bridgefield and Hartford.

        Competition in the workers' compensation insurance field is based on many factors, including:

  •
  pricing (either through premium rates or dividends);

  •
  level of service;

  •
  insurance ratings;

  •
  capitalization levels;

  •
  quality of care management services;

  •
  the ability to reduce net loss ratios;

  •
  effective loss prevention; and

  •
  the ability to reduce claims expenses.

In the 11 states in which we currently focus our operations, aggregate workers' compensation direct premiums written totaled $15.9 billion in 2004. We believe roughly 29%, or $4.8 billion, of this amount pertains to business written from policyholders that have annual policy premiums between $10,000 and $100,000, which is our core policyholder base. We believe that our products and services are competitively priced. In Florida and Wisconsin, premium rates are fixed by that state's insurance regulators and are not a competitive factor. Insurers in those two states compete principally on policyholder dividends, the availability of premium payment plans and service. We also believe that our level of service, loss prevention programs, and our ability to reduce claims through our total care management strategy are strong competitive factors that have enabled us to retain existing policyholders and attract new policyholders. Also, over the long run, our services provide employers the opportunity to reduce their experience modification factor and therefore their long-term workers' compensation costs.

Regulation

        General.    Our insurance subsidiaries are subject to regulation by government agencies in the states in which they do business. The nature and extent of such regulation varies by jurisdiction but typically involve:

  •
  standards of solvency, including risk-based capital measurements;

  •
  restrictions on the nature, quality and concentration of investments;

  •
  restrictions on the types of terms that we can include in the insurance policies we offer;

  •
  mandates that may affect wage replacement and medical care benefits paid under the workers' compensation system;

  •
  restrictions on the way rates are developed and premiums are determined;

  •
  the manner in which general agencies may be appointed;

  •
  required methods of accounting;

  •
  establishment of reserves for unearned premiums, losses and other purposes;

  •
  limitations on our ability to transact business with affiliates;

  •
  mergers, acquisitions and divestitures involving our insurance subsidiaries;

  •
  licensing requirements and approvals that affect our ability to do business;

  •
  compliance with medical privacy laws;

  •
  potential assessments for the closure of covered claims under insurance policies issued by impaired, insolvent or failed insurance companies; and

  •
  the amount of dividends that our insurance subsidiaries may pay to us, the parent holding company.

In addition, state regulatory examiners perform periodic examinations of insurance companies. This regulation is generally intended for the protection of policyholders, not insurance companies or their stockholders. In general, state regulations governing workers' compensation systems and the insurance business impose restrictions and limitations on our business operations that are not imposed on unregulated businesses.

        Changes in individual state regulation of workers' compensation may create a greater or lesser demand for some or all of our products and services, or require us to develop new or modified services in order to meet the needs of the marketplace and to compete effectively in that marketplace. In addition, many states limit the maximum amount of dividends and other payments that may be paid in any year by insurance companies to their stockholders and affiliates. This may limit the amount of distributions that may be made by our insurance subsidiaries.

        Premium Rate Restrictions.    Among other matters, state laws regulate not only the amounts and types of workers' compensation benefits that must be paid to injured workers, but in some instances the premium rates that may be charged by us to insure employers for those liabilities.

        Administered Pricing States.    The regulatory agencies in Florida and Wisconsin set the premium rates we may charge for our insurance products. The Florida OIR approves manual premium rates for each of the approximately 650 employment classification codes prepared and filed by NCCI, the authorized state rating organization. In accordance with Florida's Consent to Rate program, we are authorized by law to deviate from these approved rates for up to 10% of the policies we write in Florida. The Florida Department of Financial Services, Division of Workers' Compensation, regulates levels of benefit payments to injured employees. Similarly, Wisconsin's Department of Insurance sets standard rates for workers' compensation insurance.

        Financial, Dividend and Investment Restrictions.    State laws require insurance companies to maintain minimum surplus balances and place limits on the amount of insurance a company may write based on the amount of that company's surplus. These limitations may restrict the rate at which our insurance operations can grow.

        State laws also require insurance companies to establish reserves for payments of policyholder liabilities and impose restrictions on the kinds of assets in which insurance companies may invest. These restrictions may require us to invest in assets more conservatively than we would if we were not subject to state law restrictions and may prevent us from obtaining as high a return on our assets as we might otherwise be able to realize.

        Under Florida law, without regulatory approval, an insurance company may not pay dividends or other distributions of cash or property, the total fair market value of which exceeds generally the lesser of 10% of surplus as of the preceding December 31st or 100% of its prior year's net income, not including realized capital gains, to its stockholders within a 12-month period. This may limit the amount of dividends that we receive from our insurance subsidiaries, which in turn may limit the amount of capital available to us for debt service, expansion, dividend payments to stockholders, if any, and other purposes. At December 31, 2004, our insurance subsidiaries were authorized to pay up to $8.1 million in dividends without additional regulatory approval.

        Statutory Accounting and Solvency Regulations.    State regulation of insurance company financial transactions and financial condition are based on statutory accounting principles ("SAP"). SAP differs in a number of ways from GAAP, which governs the financial reporting of most other businesses. In general, SAP financial reports are more conservative than GAAP financial reports, reflecting lower asset values, higher liability values and lower equity.

        State insurance regulators closely monitor the financial condition of insurance companies reflected in SAP financial statements and can impose significant financial and operating restrictions on an insurance company that becomes financially impaired. Regulators generally have the power to impose restrictions or conditions on the following kinds of activities of a financially impaired insurance company: transfer or disposition of assets, withdrawal of funds from bank accounts, extension of credit or advancement of loans and investment of funds.

        The NAIC is a group formed by state insurance commissioners to discuss issues and formulate policy with respect to regulation, reporting and accounting of and by insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model Insurance Laws, Regulations and Guidelines, or the Model Laws, have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws that provide for substantially similar regulations to those described in the Model Laws is a requirement for accreditation by the NAIC.

        In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, or the Codification, which, effective January 2001, replaced the previous Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. (Statutory accounting is a comprehensive basis of accounting for insurance companies based on the Codification and state laws, regulations and general administrative rules.) The Codification provides guidance for the areas where statutory accounting had been silent and changed previous statutory accounting in some areas. The Florida OIR has adopted the Codification. As a result of the Codification, the insurance subsidiaries reported changes in accounting principles as an adjustment that increased the statutory policyholder surplus by $29.4 million. The adjustment comprised an increase in surplus of $25.6 million related to the reversal of excess statutory reserves over statement reserves and an increase of $6.0 million related to the establishment of a net deferred tax asset, which were offset by a reduction of $2.2 million resulting from the limitation of ceding commissions on a reinsurance agreement.

        Insurance operations are subject to various leverage tests, which are evaluated by regulators and rating agencies. Florida law requires the insurance subsidiaries to maintain a ratio of 1.25 times written premiums to statutory surplus of no greater than 10-to-1 for gross premiums written and no greater than 4-to-1 for net premiums written. Our premium leverage ratios as of December 31, 2004, on a statutory combined basis, were 4.2-to-1 and 3.4-to-1 on a gross and net premiums written basis, respectively.

        Risk-based Capital Requirements.    The NAIC has adopted a risk-based capital, or RBC, formula to be applied to all insurance companies. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. RBC standards are used by regulators to determine appropriate regulatory actions relating to insurers that show signs of weak or deteriorating conditions.

        The RBC Model Act provides for four different levels of regulatory attention depending on the ratio of the company's total adjusted capital, defined as the total of its statutory capital, surplus and asset valuation reserve, to its risk-based capital.

  •
  The "Company Action Level" is triggered if a company's total adjusted capital is less than 200% but greater than or equal to 150% of its risk-based capital. At the "Company Action Level," a company must submit a comprehensive plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. A company whose total adjusted capital is between 250% and 200% of its risk-based capital is subject to a trend test. A trend test calculates the greater of any decrease in the margin (i.e., the amount in dollars by which a company's adjusted capital exceeds its risk-based capital) between the current year and the prior year and between the current year and the average of the past three years, and assumes that the decrease could occur again in the coming year.

  •
  The "Regulatory Action Level" is triggered if a company's total adjusted capital is less than 150% but greater than or equal to 100% of its risk-based capital. At the "Regulatory Action Level," the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed.

  •
  The "Authorized Control Level" is triggered if a company's total adjusted capital is less than 100% but greater than or equal to 70% of its risk-based capital, at which level the regulatory authority may take any action it deems necessary, including placing the company under regulatory control.

  •
  The "Mandatory Control Level" is triggered if a company's total adjusted capital is less than 70% of its risk-based capital, at which level regulatory authority is mandated to place the company under its control.

        IRIS Ratio.    The Insurance Regulatory Information System (IRIS) is a system established by the NAIC. It was designed to provide state insurance departments with an integrated approach to monitor the financial condition of insurers for the purposes of detecting financial distress and preventing insolvency. In the statistical phase of IRIS, 12 industry ratios are identified and an IRIS standard for each of the financial ratios is compared with a company's actual financial ratios. Unusual results on four or more ratios generally lead to further inquiries or review from individual state insurance commissioners. A ratio that falls outside the usual range is not considered a failing result. Rather, unusual values are regarded as part of an early warning monitoring system. Financially sound companies may have several ratios outside the usual ranges because of specific transactions that have the effect of producing unusual results.

        As of December 31, 2004, AmCOMP Preferred had four ratios outside the usual range, and AmCOMP Assurance had three ratios outside the usual range, as set forth in the following table.

Ratio	Usual Range	Actual Results	Reason for Unusual Results
AmCOMP Preferred
Change in Net Writings	-33% to 33%	61.6%	AmCOMP Preferred eliminated its use of quota share reinsurance on new and renewal business, effective July 1, 2004
Investment Yield	4.5% to 10.0%	1.1%	Low investment yields due to overall low market yields and because statutory accounting policies do not recognize increases in the value of AmCOMP Assurance as investment income of AmCOMP Preferred
Two Year Overall Operating Ratio	Less than 100%	102.0%	When AmCOMP Preferred commuted two reinsurance treaties in 2003, there was a $1.9 million loss on commutation, which was a component of the overall operating ratio
Change in Policyholder Surplus	Less than 50%	75.7%	AmCOMP Preferred issued $32.0 million of surplus notes to third parties
Ratio	Usual Range	Actual Results	Reason for Unusual Results
AmCOMP Assurance
Change in Net Writings	-33% to 33%	33.7%	AmCOMP Assurance eliminated its use of quota share reinsurance on new and renewal business, effective July 1, 2004
Investment Yield	4.5% to 10.0%	2.6%	Low investment yields due to overall low market yields
Change in Policyholder Surplus	Less than 50%	77.1%	AmCOMP Assurance issued $12.0 million of surplus notes to and received an additional $9.0 million cash contribution from AmComp Preferred

        Insurance Holding Company Regulation.    In addition to the regulatory oversight of our insurance subsidiaries, we are subject to regulation under Florida insurance holding company laws that contain certain reporting requirements including those requiring us, as the ultimate parent company, to file information relating to its capital structure, ownership, and financial condition and general business operations of its insurance subsidiaries. These laws contain special reporting and prior approval requirements with respect to transactions among affiliates.

        Stock Ownership Restrictions.    Florida insurance law prohibits any person from acquiring 5% or more of the outstanding voting securities of us or any of our insurance subsidiaries without the prior approval of the Florida OIR. Any person wishing to acquire control of us or of any substantial portion of our outstanding shares would first be required to obtain the approval of the Florida OIR.

        In addition, many state insurance laws require prior notification to the state insurance department of a change of control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change of control, they authorize regulatory action (including a possible revocation of our authority to do business) in the affected state if particular conditions exist, such as undue market concentration. Any future transactions that would constitute a change of control of us may require prior notification in the states that have pre-acquisition notification laws.

        Privacy Regulations.    In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. A recent NAIC initiative that impacted the insurance industry in 2001 was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of customer information. Our insurance subsidiaries have established procedures to comply with the Gramm-Leach-Bliley related privacy requirements.

        Federal Legislative Changes.    In response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act of 2002 (the "2002 Act") was enacted on November 26, 2002. The principal purpose of the Act was to create a role for the Federal government in the provision of insurance for losses sustained in connection with terrorism. Prior to the Act, insurance (except for workers' compensation insurance) and reinsurance for losses arising out of acts of terrorism were largely unavailable from private insurance and reinsurance companies.

        The program initiated by the 2002 Act applies to losses arising out of acts of terrorism that are certified as such by the Secretary of the Treasury. In order to be certified as an act of terrorism under the 2002 Act, losses incurred as a result of the act are required to exceed $5.0 million, and the act may not be an act of domestic terrorism. In addition, such losses must arise out of an act of terrorism committed in the course of a war declared by the United States Congress, except with respect to workers' compensation coverage. Under the 2002 Act, Federal reimbursement is subject to an annual aggregate limit of $100.0 billion. Each insurer is responsible for a deductible based on a percentage of its direct premiums earned in the previous calendar year. Our 2005 deductible is equal to 15% of 2004 direct premiums earned, or approximately $37.4 million. For losses in excess of the deductible, the Federal government will reimburse 90% of the insurer's loss, up to the insurer's proportionate share of the $100.0 billion. Insurers will not be liable for payments for any portion of losses in excess of the $100.0 billion annual limit.

        In December 2005, Presidential Bush signed into law the Terrorism Risk Insurance Extension Act of 2005 (the "2005 Act"), which extends the 2002 Act for an additional two years to December 31, 2007. While the underlying structure of the 2002 Act was left intact, the 2005 Act makes some adjustments, including increasing the current insurer deductible from 15% of direct premiums earned to 17.5% for 2006, and 20% of such premiums in 2007. For losses in excess of the deductible, the Federal government still reimburses 90% of the insurer's loss, but the amount of Federal reimbursement decreases to 85% of the insurer's loss in 2007. After March 31, 2006, Federal reinsurance will only be available if industry aggregate insured losses from a certified act exceed $50.0 million. The program trigger increases to $100.0 million in 2007. When these increases take effect, insurers must still provide terrorism insurance for events causing losses up to that amount, even though Federal reinsurance is only available for events causing losses exceeding that amount.

        Under the 2005 Act, insurers must offer coverage for losses due to terrorist acts in all of their property and casualty insurance policies. The 2005 Act's definition of property and casualty insurance includes workers' compensation insurance. Moreover, the workers' compensation laws of the various states generally do not permit the exclusion of coverage for losses arising from terrorist acts as well as nuclear, biological and chemical attacks. In addition, we are not able to limit our loss arising from any one catastrophe or any one claimant. Our reinsurance policies exclude coverage for losses arising out of terrorism and nuclear, biological and chemical attacks. Therefore, acts of terrorism could adversely affect our business and financial condition.

        We do not believe that the risk of loss to our insurance subsidiaries from acts of terrorism is currently significant. Small businesses constitute a large proportion of our policies, and we avoid risks in high profile locations. However, the impact of any future terrorist acts is unpredictable, and the ultimate impact on our insurance subsidiaries, if any, of losses from any future terrorist acts will depend upon their nature, extent, location and timing.

Legal Proceedings

        We are periodically a party to routine litigation incidental to our business. We do not believe that any of these routine legal proceedings are likely to have a material adverse effect on our business, financial condition or results of operations.

Employees

        As of September 30, 2005, we had 435 employees, six of whom were executive officers. None of our employees is covered by a collective bargaining agreement. We believe our relations with our employees are excellent.

Properties

        Our principal executive offices are located in leased premises of approximately 32,300 square feet in North Palm Beach, Florida. We also lease a total of approximately 67,100 square feet of office space in 10 states. We believe that there is sufficient office space available at favorable leasing terms both to replace existing office space and to satisfy any additional needs we may have as a result of future expansion.

MANAGEMENT

Executive Officers and Directors

        The following table provides information regarding our executive officers and directors. All our directors hold office until the next annual meeting of stockholders and their successors are duly elected and qualified. Executive officers serve at the request of the board of directors.

Name	Age	Position
Fred R. Lowe	71	Chairman of the Board and Director, President and Chief Executive Officer
Debra Cerre-Ruedisili	50	Executive Vice President, Chief Operating Officer and Director
Kumar Gursahaney	49	Senior Vice President, Chief Financial Officer and Treasurer
Antonio Faillaci	59	Executive Vice President, Development
Timothy J. Spear	39	President, Mid-Atlantic Region
Lisa Perrizo	40	President, Midwest Region
Colin Williams	54	President, Texas Region
Sam A. Stephens(1)(2)(3)	69	Director
Paul B. Queally(2)	41	Director
Sean Traynor(3)	36	Director
Donald C. Stewart(1)(2)(4)	62	Director
Spencer L. Cullen, Jr.(1)(3)(4)	67	Director

(1)
Will become a member of the audit committee upon completion of this offering.
(2)
Will become a member of the stock option and compensation committee upon completion of this offering.
(3)
Will become a member of the nominating and corporate governance committee upon completion of this offering.
(4)
Will become a member of the board of directors upon completion of this offering.

        Fred R. Lowe has served as chairman of AmCOMP since September 2005 and has been AmCOMP's president, chief executive officer and a director of AmCOMP since February 1997. He is the chairman of each of AmCOMP's subsidiaries. Mr. Lowe co-founded Florida Administrators, Inc. From 1992 until 1997, Mr. Lowe was an independent consultant, which included providing consulting services to Florida Administrators from 1994 to 1997. From 1989 to 1992, Mr. Lowe held various executive positions with several financial service companies. Mr. Lowe assisted in the conversion of FACCA-SIF into a capitalized insurance company. He attended Ohio University.

        Debra Cerre-Ruedisili has served as executive vice president of AmCOMP since April 1997, chief operating officer since March 1998 and a director since September 1998. Ms. Cerre-Ruedisili has served as a director of AmCOMP Assurance since September 1998 and as president and chief operating officer since January 2001. Ms. Cerre-Ruedisili has served as the president, vice chairman and a director of AmCOMP Preferred since January 2001, and as the chief operating officer since January 2003. Prior to joining AmCOMP, Ms. Cerre-Ruedisili served for 10 years as co-chief executive officer and chief operating officer of MedView Services Incorporated, a managed care provider. From 1984 through 1987, Ms. Cerre-Ruedisili served as the risk manager of Kmart Corporation. Prior to that, Ms. Cerre-Ruedisili was an attorney in private practice specializing in defense of workers' compensation claims and a workers' compensation claims adjuster and claims manager for Transamerica Insurance Group. Ms. Cerre-Ruedisili served as a member of the Board of Governors of the Florida Workers' Compensation Joint Underwriting Association from 1999 through 2003. Ms. Cerre-Ruedisili has a B.A. in psychology from the University of Michigan and a J.D. from the University of Detroit.

        Kumar Gursahaney joined AmCOMP in December 2003 as assistant vice president, finance. He was appointed senior vice president, chief financial officer and treasurer of AmComp in July 2004. Mr. Gursahaney served as vice president and chief financial officer for the insurance operations at Transportation Financial Group from November 2002 through November 2003 and as vice president and comptroller of the Domestic Brokerage Group of American International Group, Inc. between 1986 and 1998. Prior to joining AIG, Mr. Gursahaney was an Audit Senior in the New York office of Coopers & Lybrand (now PricewaterhouseCoopers) from 1983 through 1986. Between 1998 and 2002, Mr. Gursahaney was a private investor. He obtained a Bachelors degree in commerce, economics and accounting from the Sydenham College of Economics, Bombay, India.

        Antonio Faillaci has served as executive vice president, development, since January 2006 and will assist in identifying markets into which AmCOMP may expand and coordinate such expansion with AmCOMP's regional president and regulatory and compliance departments. Prior to that, Mr. Faillaci served as president, Mid-Atlantic region, of AmCOMP since June 2004 and as president, Midwest region, of AmCOMP from June 1997 to June 2004. Mr. Faillaci served as the first vice president of Reliance National Insurance Company from 1996 through 1997. From 1995 through 1996, Mr. Faillaci served as vice president and division manager for Fremont Insurance Company. From 1993 through 1995, Mr. Faillaci served as president of Casualty Insurance Company of Indiana, which was acquired by Fremont Insurance Company. From 1984 through 1993, Mr. Faillaci served as vice president of marketing for Casualty Insurance Company. Mr. Faillaci has a B.S. in political science from the University of Wisconsin.

        Timothy J. Spear has served as president, Mid-Atlantic region, of AmCOMP since January 2006. Mr. Spear also continues to be responsible for the field underwriting and marketing department for the Mid-Atlantic region. Mr. Spear served as vice president of field services for AmCOMP's Mid-Atlantic region from February 2003 to January 2006. Mr. Spear joined AmCOMP in 1996, initially assisting with marketing efforts and, in 1997, he assumed the management responsibilities of the loss control department for the Southeast region. In 1999, Mr. Spear became co-manager of the field underwriting and marketing department for AmCOMP's Southeast region. Before joining AmCOMP, Mr. Spear was a loss control underwriter with FCCI from 1990 to 1992 followed by four years in various capacities with Associated Business and Commerce Insurance Company, another Florida domiciled workers' compensation insurance carrier. He has more than 14 years of experience in the workers' compensation industry. Mr. Spear earned a B.S. in occupational safety from the University of Wisconsin-Whitewater.

        Lisa Perrizo has served as president, Midwest region of AmCOMP since June 2004. Ms. Perrizo joined AmCOMP in 1998 as manager of field underwriting for Wisconsin and thereafter assumed the management of operations in AmCOMP's Wisconsin and Illinois offices. From 1995 through 1998, Ms. Perrizo held various positions at USF&G/St. Paul (St. Paul/Travelers) including auto specialist, construction specialist and commercial account manager. From 1992 through 1995, she was a senior casualty underwriter at Crum & Foster Insurance. From 1987 through 1992, Ms. Perrizo was a multi-line commercial underwriter for Heritage Mutual Insurance Company (Acuity). She has 17 years of experience in the property and casualty lines of business. Ms. Perrizo has a B.B.A. in finance from the University of Wisconsin-Whitewater.

        Colin Williams has served as president, Texas region, of AmCOMP since 1999. From 1995 to 1999, he was an executive vice president of Acordia Southeast, an insurance brokerage agency. From 1993 to 1995, he was a vice president/sales manager for Alexander & Alexander, an insurance agency. From 1982 to 1993, he was an agency sales manager and agency president of Kenneth Murchison & Company, subsidiary president of Kmart Insurance Services in Dallas and corporate risk manager at the Kmart Corporation in Troy, Michigan. Mr. Williams has a B.B.A. from the University of Wisconsin and an M.B.A. from Southern Methodist University.

        Sam A. Stephens has served as a director of AmCOMP since December 1995. Mr. Stephens was the chairman of AmCOMP from December 1995 to September 2005. Mr. Stephens co-founded Florida Administrators, Inc. (now known as Pinnacle Administrative) and founded the Florida Air Conditioning Contractors Association-Self Insurers Fund, or FACCA-SIF, a predecessor of AmCOMP Preferred. He has been a director of AmCOMP Assurance, AmCOMP Preferred, Pinnacle Administrative and

Pinnacle Benefits since their inception. Mr. Stephens served as chairman of these subsidiaries until July 2004. Mr. Stephens previously served as president of Pinnacle Benefits. Mr. Stephens has a B.A. in economics from the University of Florida.

        Paul B. Queally has served as a director of AmCOMP since 1996. Mr. Queally is a general partner of Welsh, Carson, Anderson & Stowe ("Welsh Carson"), a private equity investment firm, where he focuses primarily on investments in the healthcare industry. Prior to joining Welsh Carson in 1996, Mr. Queally was a general partner at The Sprout Group, the private equity group of Donaldson, Lufkin & Jenrette. He is currently a member of the boards of directors of Concentra Managed Care, Inc., Ameripath, Inc., Amerisafe, Inc., SHPS, Inc., MedCath, Inc., United Surgical Partners, Inc. and several private companies. Mr. Queally has a B.A. from the University of Richmond and an M.B.A. from Columbia Business School.

        Sean M. Traynor has served as a director of AmCOMP since September 2000. Mr. Traynor is a general partner at Welsh Carson, where he focuses primarily on investments in the healthcare industry. Prior to joining Welsh Carson in 1999, Mr. Traynor worked in the healthcare and insurance investment banking groups at Bankers Trust Alex. Brown from 1996 until 1999. Prior to joining Bankers Trust Alex. Brown, Mr. Traynor spent three years with Coopers & Lybrand. He is a member of the boards of directors of Ameripath, Inc., Select Medical Corporation, Amerisafe, Inc. and several private companies. Mr. Traynor has a B.S. from Villanova University and an M.B.A. from the Wharton School at the University of Pennsylvania.

        Donald C. Stewart is a director nominee and has agreed to serve as a director of AmCOMP upon the completion of this offering. Mr. Stewart is currently an independent financial consultant. From January 1999 through March 2005, Mr. Stewart held the positions of chairman and chief executive officer of Ridgewood Egypt LLC, an independent water and power producer. From 1990 to 1999, Mr. Stewart was an independent financial consultant. From 1987 to 1990, Mr. Stewart was the chairman and chief executive officer of Hercules Engines. Earlier in his career, Mr. Stewart spent approximately nine years actively practicing as a CPA. Mr. Stewart has a B.S. degree in Business from Lehigh University.

        Spencer L. Cullen, Jr. is a director nominee and has agreed to serve as a director of AmCOMP upon the completion of this offering. From October 1983 to January 2003, Mr. Cullen held the position of general manager of the Florida Automobile Joint Underwriting Association, where he managed the daily operations with respect to insurance activities. From 1981 to 1983, Mr. Cullen served as deputy insurance commissioner at the Florida Insurance Department. From 1975 to 1981, Mr. Cullen held the position of director of the Division of Risk Management for the Florida Insurance Department, where he oversaw the State of Florida's risk management insurance program. Mr. Cullen has an Associate of Arts degree from Chipola Community College.

Other Significant Employees

        The following information is provided regarding certain other of our significant employees.

        Alan N. Duggan has served as senior vice president, claims, of AmCOMP since April 1998 and of its predecessor companies since November 1991. Mr. Duggan has served as a director of Pinnacle Benefits since June 1996. Mr. Duggan served as vice president and secretary of Pinnacle Benefits from December 1992 through September 1998. Mr. Duggan has 25 years of professional insurance experience in claims, subrogation, second injury fund, rehabilitation, reinsurance and judicial hearings and appeals. Mr. Duggan has a B.S. in economics and business from Hofstra University.

        Hayden Burrus has served as vice president and actuary of AmCOMP since August 2002. From 1999 until 2002, Mr. Burrus served as a consulting actuary for workers' compensation issues for Insurance Services Office and for his own independent consulting firm. From 1993 through 1999,

Mr. Burrus provided actuarial support for workers' compensation rating organizations, initially at the National Council on Compensation Insurance and subsequently at Insurance Data Resources. Prior to 1993, Mr. Burrus served as part of the actuarial department of CIGNA Property and Casualty Company. Mr. Burrus is a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries and is president-elect of Casualty Actuaries of the Southeast, a regional affiliate of the Casualty Actuarial Society. He has a B.A. in mathematics from the University of Rochester.

        Melody Misiaszek has served as vice president, regulatory reporting and compliance, of AmCOMP since February 1997. Ms. Misiaszek has served as corporate secretary since January 2000 of AmCOMP and its subsidiaries. Over her 11-year tenure with AmCOMP, Ms. Misiaszek has also served as director, risk services, of Pinnacle Administrative and as a service representative in the policy service department. From 1979 to 1993, Ms. Misiaszek was employed in the independent insurance agency business as an office manager, agency underwriter, agent and customer service representative, gaining multi-line experience in personal, commercial and marine insurance. Ms. Misiaszek has a B.S. in merchandising and marketing from Kent State University.

        Laura Newstead has served as vice president, human resources, of AmCOMP since April 1998. Prior to joining AmCOMP, Ms. Newstead was the manager of human resource operations at The MEDSTAT Group, a medical data analysis company, where she was responsible for all aspects of the administration of human resources and payroll. For the prior five years, Ms. Newstead formed the human resources department and served as its director for MedView, a managed care company. She has a B.A. in English from Western Michigan University and an M.A. in human resources management from Central Michigan University.

        Jennifer Stanley has served as vice president, finance, and controller of AmCOMP since January 2005. Prior to joining AmCOMP, Ms. Stanley was the chief financial officer of American Superior Insurance Company. From 2001 through April 2004, Ms. Stanley was the vice president and controller for the Select Insurance Group, a wholly-owned subsidiary of Vesta Fire Insurance Company. Ms. Stanley is a certified public accountant and has a B.S. from the University of North Alabama.

        Debbie Brenner has served as vice president, information technology of AmCOMP since January 2005. From 1999 through 2005, Ms. Brenner served in various positions in AmCOMP's information technology department, including project manager and director of the corporate enterprise team. Ms. Brenner has over 12 years of experience in information technology within the fields of insurance, health care and software development. From 1996 through 1999, Ms. Brenner served as a technical services manager for Computer Science Corporation's business outsourcing and healthcare operations. From 1993 through 1996, Ms. Brenner served as the team leader for application interface development for Cerner Corporation's pharmacy software product. Ms. Brenner has a B.S. in management information systems from Oakland University.

Board Composition

        Upon completion of this offering, we will have seven directors, several of whom were elected as directors under board composition provisions of our stockholders agreement and two of whom will join our board of directors upon completion of this offering. The stockholders agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. See "Certain Relationships and Related Transactions."

Board Committees

        Audit Committee    Upon completion of this offering, this committee will consist of Messrs. Stewart, Cullen and Stephens. The composition of the audit committee will satisfy the independence and other requirements of The Nasdaq National Market, including its transitional rules, and those of the Securities and Exchange Commission. Each member of the audit committee will be financially literate at the time such director is appointed. In addition, our board of directors has determined that each of Messrs. Stewart and Cullen is an audit committee financial expert within the meaning of Item 401(h) of Regulation S-K of the Securities Act. The audit committee assists our board in monitoring the integrity of our financial statements, our independent auditors' qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal requirements. Upon completion of this offering, the audit committee will have direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors will report directly to the audit committee.

        Stock Option and Compensation Committee    Upon completion of this offering, this committee will consist of Messrs. Queally, Stewart and Stephens. This committee administers our stock option plans and recommends to the board of directors the compensation of our executive officers and key employees.

        Nominating and Governance Committee    Upon completion of this offering, our board of directors will have a nominating and governance committee initially consisting of Messrs. Traynor, Cullen and Stephens. The nominating and corporate governance committee will identify qualified individuals to become members of the board of directors, determine the composition of the board of directors and its committees and develop and recommend to the board of directors sound corporate governance policies and procedures.

Executive Compensation

        The following table sets forth information with respect to compensation earned by and/or paid to the chief executive officer and the four most highly compensated executive officers other than the chief executive officer, our named executive officers, for the year ended December 31, 2005.

Summary Compensation Table

	Annual Compensation
						Securities Underlying Options Granted(#)
Name and Principal Position	Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)(1)		All Other Compensation ($)
Fred R. Lowe, President and Chief Executive Officer	2005	325,000	860,000	(2)	—	—	—
Debra Cerre-Ruedisili, Executive Vice President and Chief Operating Officer	2005	285,000	270,000	(3)	—	—	—
Kumar Gursahaney, Senior Vice President and Chief Financial Officer	2005	198,333	70,000		—	—	—
Antonio Faillaci, President, Mid-Atlantic Region	2005	195,000	—		—	—	—
Colin Williams, President, Texas Region	2005	160,000		(4)	—	—	—

(1)
Excludes perquisites and other benefits the aggregate value of which does not exceed the lesser of $50,000 or 10% of the named individual's total annual salary and bonus.

(2)
Of this amount, $625,000 is contingent upon the consummation of this offering.

(3)
Of this amount, $130,000 is contingent upon the consummation of this offering.

(4)
Mr. Williams' bonus, which is based upon the 2005 underwriting profit of our Texas operations, will be determined upon completion of our year-end reserve analysis.

Option Grants in Last Fiscal Year

        There were no stock option grants made to our named executive officers during the fiscal year ended December 31, 2005.

Aggregate Options Exercised in the Last Fiscal Year and Year-End Values

        The following table sets forth certain information regarding stock options held by our named executive officers as of December 31, 2005. No options were exercised by our named executive officers during the fiscal year ended December 31, 2005.

Fiscal Year-End Option Values

	No. of Common Shares Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised in-the-Money Options at Fiscal Year-End ($)(1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Fred R. Lowe	240,132	0	$4,844	$0
Debra Cerre-Ruedisili	98,235	0	29,688	0
Kumar Gursahaney	10,915	32,745	7,641	22,922
Antonio Faillaci	43,660	0	29,689	0
Colin Williams	43,660	0	29,689	0

(1)
Represents the total gain that would be realized if all in-the-money options held at December 31, 2005 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the assumed initial public offering price of $10.00. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

        The weighted average exercise price of the options held by Mr. Lowe is $13.34 and Ms. Cerre-Ruedisili is $11.78. Mr. Lowe's options and 54,576 of Ms. Cerre-Ruedisili's options expire on December 31, 2006. The remainder of Ms. Cerre-Ruedisili's options expire on May 19, 2008.

Option Grants at Effective Time

        At the effective time of this offering, we will grant five-year options with respect to an aggregate of 758,039 shares at an exercise price equal to the initial public offering price to employees, including officers. Of such options, options with respect to 218,302 shares will be granted to Fred R. Lowe, options with respect to 157,320 shares will be granted to Debra Cerre-Ruedisili and options with respect to 41,340 shares will be granted to Kumar Gursahaney. All of such options, except the option to be granted to Mr. Lowe, will be exercisable in four equal annual installments commencing one year after grant. The option to be granted to Mr. Lowe will be exercisable in three equal annual installments commencing one year after grant. Of such options, options with respect to an aggregate of 384,217 shares granted to Mr. Lowe, Ms. Cerre-Ruedisili and Mr. Gursahaney will be granted otherwise than pursuant to the 2005 Plan. Following these grants, options to purchase an additional 193,764 shares will be available under the 2005 Plan.

Stock Option Plans

1996 Stock Option Plan

        In June 1996, the board of directors of AmCOMP adopted AmCOMP's 1996 Stock Option Plan (the "1996 Plan"), which was subsequently approved by our stockholders, as an incentive to retain and attract employees, consultants and advisers of AmCOMP and its subsidiaries. The 1996 Plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options. The maximum number of shares of common stock that may be issued pursuant to options granted under the 1996 Plan is 1,575,000 shares. Unless sooner terminated by the board, the 1996 Plan terminates on June 23, 2006.

        The 1996 Plan is administered by the stock option and compensation committee. Grants are made based on the committee's judgment of an employee's contribution to the success of our operations. Incentive options granted under the 1996 Plan must have an exercise price of not less than 100% of the fair market value of the common stock on the date of grant (not less than 110% of such fair market value in the case of incentive stock options granted to holders of more than 10% of our voting power), may only be granted to employees of AmCOMP and its subsidiaries and are exercisable, subject to vesting limitations determined by the board of directors, for periods of up to 10 years (or five years in the case of incentive stock options granted to holders of more than 10% of our voting power) after the date of grant. Non-qualified options granted under the 1996 Plan must have an exercise price of not less than 80% of fair market value on the date of grant. The exercise price of an option may be paid in cash, or, when approved by the stock option and compensation committee, by surrender of common stock with an equivalent fair market value.

        The 1996 Plan provides for acceleration of the right to exercise options upon the occurrence of certain events, including a merger, liquidation or sale of substantially all our assets, unless the obligations under outstanding options are assumed, or outstanding options are replaced, by a successor entity. Stock options granted under the 1996 Plan are not transferable, except by will, the laws of descent and distribution or pursuant to a qualified domestic relations order. Unless otherwise determined by the stock option and compensation committee, all rights to exercise options terminate upon termination of employment, provided that except where termination is for cause (in which case all options terminate immediately), the options may be exercised, to the extent exercisable upon termination, for a period ending on the earlier of 30 days thereafter (one year in the case of death) or the time when the options otherwise would have expired. As of September 30, 2005, options to purchase an aggregate of 376,648 shares of common stock were outstanding under the 1996 Plan, of which options to purchase an aggregate of 315,575 were exercisable. In September 2005, the board of directors terminated the 1996 Plan, which has no effect on options outstanding thereunder.

2005 Stock Option Plan

        In September 2005, the board of directors of AmCOMP adopted AmCOMP's 2005 Stock Option Plan (the "2005 Plan"), which was subsequently approved by our stockholders, as an incentive to retain and attract employees, directors, consultants and advisors of AmCOMP and its subsidiaries. The 2005 Plan provides for the grant of both incentive and non-qualified options to purchase an aggregate of 567,586 shares with a limit of 218,302 shares per optionee per calendar year. Unless sooner terminated by the board, the 2005 Plan terminates on September 6, 2015. The terms of the 2005 Plan are substantially the same as those of the 1996 Plan, except as follows:

  •
  the purchase price of any option must be at least 100% of the fair market value of such share of stock on the date of grant or at least 110% of the fair market value if it is an incentive option granted to an optionee who owns more than 10% of the total combined voting power of all classes of our stock or any of our subsidiaries;

  •
  the stock option and compensation committee may accelerate the time at which options may first be exercised and the time at which options will vest, notwithstanding such provisions in the options;

  •
  the stock option and compensation committee may, upon the occurrence of certain events, terminate outstanding options within a specified number of days after notice to the optionees, and each optionee will receive, with respect to each share of stock subject to such option, an amount equal to the excess of the fair market value of such share immediately prior to such event over the exercise price per share of such option; and

  •
  unless otherwise determined by the stock option and compensation committee, options exercisable at the time of an optionee's termination shall be exercisable for one year after termination by reason of death or disability or until the expiration of the stated term of such option, and for 30 days after termination without cause or until the expiration of the stated term of such option, in either case, whichever period is shorter.

Directors' Stock Option Plan

        In March 1997, the board of directors of AmCOMP adopted the Directors' Stock Option Plan, which was subsequently approved by our stockholders and amended and restated on January 17, 2006 (the "Directors' Plan"). The maximum number of shares of common stock that may be issued pursuant to options granted under the Directors' Plan is 87,320 shares. Unless sooner terminated by the board, the Directors' Plan terminates on March 3, 2007.

        The Directors' Plan is administered by the board of directors of AmCOMP. All members of the board of directors who are not employees of AmCOMP are eligible to receive grants of options under the Directors' Plan. Each eligible director receives an automatic, nondiscretionary grant of (1) an option to purchase shares of common stock with an aggregate fair market value at the time of grant equal to $66,000 on the earlier of (a) the effective date of this offering or (b) the date he is elected to the board of directors and (2) options to purchase shares of common stock with an aggregate fair market value at the time of grant equal to $13,200 annually on each January 1 thereafter so long as he remains an eligible director. In addition, the board has the authority to make discretionary grants of options under the Plan.

        Options granted under the Directors Plan must have an exercise price equal to the fair market value of the common stock on the date of grant and are exercisable, subject to vesting limitations determined by the board of directors of AmCOMP, for five years after the date of grant. The exercise price of an option may be paid in cash, or, when approved by the board of directors of AmCOMP, by surrender of common stock with an equivalent fair market value.

        The Directors' Plan also provides for acceleration of the right to exercise options upon the occurrence of certain events, including a merger, liquidation or sale of substantially all our assets. Stock options granted under the Directors' Plan are not transferable, except by will or the laws of descent and distribution, provided that options may be transferred to or issued in the name of a firm by which an eligible director is employed and to affiliates of such firm. If an eligible director's membership on the board of directors terminates for any reason other than cause, an option held on the date of termination may be exercised within one year after the date of termination (but in no event after the expiration date of the option).

        As of September 30, 2005, options to purchase an aggregate of 3,930 shares of common stock were outstanding under the Directors' Plan, all of which were exercisable.

Directors' Compensation

        Following the offering, outside directors will receive an annual retainer of $15,000. The outside directors will also be paid cash fees of $3,000 for each board meeting and $1,500 for each board committee meeting attended. The chairman of the audit committee will be paid an additional cash fee of $10,000 annually. At the effective time of the offering, these directors will also be granted stock options with an aggregate exercise price equal to $66,000 (at a price per share equal to the offering price hereunder), which options will first vest and become exercisable proportionately on each of the first three anniversaries of the grant date.

Employment Agreements

        We entered into an amended and restated employment agreement with Fred R. Lowe, the stated term of which expires on December 31, 2008 and which is automatically extended for successive one-year terms, unless either party to such agreement gives notice of a decision not to renew. Under the agreement, in addition to his base salary of $325,000, Mr. Lowe is eligible to receive incentive compensation, conditioned upon our achieving annual performance objectives established by Mr. Lowe and our board of directors. If Mr. Lowe is terminated for any reason other than death, disability or cause, or we do not renew his employment, the agreement provides for (1) payment of termination benefits over a period equal to the greater of 18 months or the number of months remaining in the stated term of the agreement in equal monthly installments in an amount equal to the sum of (a) one-twelfth (1/12) of his then annual base salary plus (b) one-twelfth (1/12) of the prior year's incentive compensation and (2) payment of amounts otherwise payable under our health and welfare benefit plans. In addition, Mr. Lowe will be entitled to receive a $600,000 termination payment upon nonrenewal or termination for any reason, payable in three installments, the first of which must be made within 15 days after such nonrenewal or termination, with the second and third installments to be made on the first and second anniversaries of the first such installment, respectively. The agreement contains customary confidentiality and non-competition provisions. The non-competition provisions apply during the period of Mr. Lowe's employment and during the period in which he receives termination payments.

        We entered into an amended and restated employment agreement with Debra Cerre-Ruedisili, the stated term of which expires on December 31, 2008 and which is automatically extended for successive one-year terms, unless either party to such agreement gives notice of a decision not to renew. Under the agreement, in addition to her base salary of $285,000, Ms. Cerre-Ruedisili is eligible to receive incentive compensation and bonuses as our board of directors may in its discretion determine to award her, and to which she may be entitled under the terms of any of our plans, programs or agreements as from time to time in effect. If Ms. Cerre-Ruedisili is terminated for any reason other than death, disability or for cause, or we do not renew her employment, the agreement provides for (1) payment of termination benefits over an 18-month period in equal monthly installments each in an amount equal to the sum of (a) one-twelfth (1/12) of her then annual base salary plus (b) one-twelfth (1/12) of the prior year's incentive compensation and (2) payment of amounts otherwise payable under our health and welfare benefit plans. The agreement contains customary confidentiality and non-competition provisions. The non-competition provisions apply during the period of Ms. Cerre-Ruedisili's employment and during the period in which she receives termination payments.

        We entered into an amended and restated employment agreement with Kumar Gursahaney, the stated term of which expires on December 31, 2008 and which is automatically extended for successive one-year terms, unless either party to such agreement gives notice of a decision not to renew. Under the agreement, in addition to his base salary of $220,000, Mr. Gursahaney is eligible to receive incentive compensation and bonuses as our board of directors may in its discretion determine to award him, and to which he may be entitled under the terms of any of our plans, programs or agreements as from time to time in effect. If Mr. Gursahaney is terminated for any reason other than death, disability or cause, or we do not renew his employment, the agreement provides for (1) payment of termination benefits over an 18-month period in equal monthly installments each in an amount equal to the sum of (a) one-twelfth (1/12) of his then annual base salary plus (b) one-twelfth (1/12) of the prior year's incentive compensation and (2) payment of amounts otherwise payable under our health and welfare benefit plans. The agreement contains customary confidentiality and non-competition provisions. The non-competition provisions apply during the period of Mr. Gursahaney's employment and during the period in which he receives termination payments.

        We entered into employment agreements with each of Antonio Faillaci, Colin Williams and Lisa Perrizo, the stated terms of which expire on December 31, 2006 and which are automatically extended for successive one-year terms, unless either party to each such agreement gives notice of a decision not to renew. Under each of the agreements, each of Messrs. Faillaci and Williams and Ms. Perrizo are paid base salaries of $195,000, $160,000 and $140,000, respectively, as well as incentive compensation and bonuses as our board of directors may in its discretion determine. In addition, each of Messrs. Faillaci and Williams and Ms. Perrizo are paid such incentive compensation and bonuses to which each may be entitled to under the terms of any of our plans, programs or agreements as from time to time in effect. Mr. Faillaci is entitled to additional compensation based upon the accident year underwriting profit of the Mid-Atlantic region of AmCOMP Assurance and AmCOMP Preferred. Mr. Williams is entitled to additional compensation based upon the underwriting profit of our Texas operations. Ms. Perrizo is entitled to additional compensation based upon the underwriting profit of the Midwest region. If any of the agreements with Messrs. Faillaci and Williams or Ms. Perrizo are terminated for any reason other than death, disability or for cause, or are not renewed, each of the agreements provide for payment of termination benefits over a 12-month period in equal monthly installments in an amount equal to the sum of (a) one-twelfth (1/12) of the applicable then annual base salary plus (b) one-twelfth (1/12) of the prior year's incentive compensation, which in no event may exceed 30% of such person's then annual base salary. Each of the agreements of Messrs. Faillaci and Williams and Ms. Perrizo contains customary confidentiality and non-competition provisions. The non-competition provisions apply during the period of employment and during the period in which termination payments are made.

Indemnification of Officers and Directors

        As permitted by the General Corporation Law of the State of Delaware (the "DGCL"), our certificate of incorporation limits the personal liability of a director to AmCOMP for monetary damages for breach of fiduciary duty of care as a director. Liability is not eliminated for (1) any breach of the director's duty of loyalty to AmCOMP or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions pursuant to Section 174 of the DGCL or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation further provides that we shall indemnify directors and executive officers to the fullest extent permitted by the DGCL.

        We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements provide that the directors and executive officers will be indemnified to the fullest extent permitted by applicable law against all judgments, fines, penalties, excise taxes and amounts paid in closure or incurred in defense of any threatened, pending or completed claim, action, suit or proceeding, including any derivative action, on account of their services as a director or officer of us or of any of our subsidiaries or of any other company or enterprise in which they are serving at our request. Indemnification will be provided in a proceeding or action other than a derivative action unless it is determined that the indemnitee did not act in good faith and for a purpose he reasonably believed to be in our best interests, and in the case of a criminal proceeding or action, he had reasonable cause to believe that his conduct was unlawful. Indemnification will be provided in a derivative action under the same standards, except in respect of (1) any claim, issue or matter as to which the indemnitee is adjudged to be liable to us or (2) any pending or threatened action to which he is a party or threatened to be made a party unless an appropriate court shall have determined that in view of the circumstances he is fairly and reasonably entitled to indemnification. To the extent the provisions of the indemnification agreements exceed the indemnification permitted by applicable law, such provisions may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to public policy.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us under the foregoing provisions, AmCOMP has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Welsh, Carson, Anderson & Stowe VII, L.P. and certain of its affiliates (collectively, the "WCAS Stockholders"), DLJ Capital Corporation and certain of its affiliates (together with the WCAS Stockholders, the "Purchasers") and Sam Stephens, Fred R. Lowe and Alan N. Duggan (collectively, the "Executives") are parties to a stockholders agreement with AmCOMP and Pinnacle Administrators. The stockholders agreement provides, among other things, for the rights of the Purchasers and Mr. Stephens to designate members of AmCOMP's board of directors, limitations on AmCOMP's ability to take certain extraordinary actions (e.g., incurrence of debt) and certain cross-purchase and sale rights in respect of common stock owned by the Purchasers and the Executives and the Series A preferred stock owned by the Purchasers. The stockholders agreement terminates in its entirety upon the consummation of this offering.

        The Purchasers and the Executives are parties to a registration rights agreement with AmCOMP relating to the shares of common stock held by them on the date hereof, including shares issuable upon conversion of the Series A preferred stock (all such shares of common stock being referred to as the "Investment Shares"). The registration rights agreement provides that, upon completion of this offering, holders representing a majority of the Investment Shares held by the Purchasers may require AmCOMP on two occasions to register such shares for resale so long as the reasonably anticipated price to the public in such offering is at least $10,000,000. The registration rights agreement provides each of the Purchasers and the Executives demand registration rights with respect to registrations on Form S-3 under the Securities Act (if AmCOMP is entitled to use Form S-3), so long as the reasonably anticipated aggregate price to the public of such offering is at least $1.5 million. Form S-3 demand registration rights under the registration rights agreement are limited to one registration during a 180-day period. Certain other conditions also must be met before AmCOMP may be required to honor a demand registration request. The registration rights agreement also provides to the Purchasers, the Executives and other equity investors of AmCOMP certain "piggyback" registration rights, including those applicable to this offering. The selling stockholders in this offering have exercised these piggy-back registration rights. AmCOMP is required to pay all expenses of any registration pursuant to the registration rights agreement, subject to certain limitations.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of common stock (1) at January 17, 2006 (after giving effect to a 1-for-2.2904 reverse stock split that we intend to effect immediately prior to the effectiveness of this offering and to the conversion of the 2,400,000 outstanding shares of our Series A preferred stock into 4,191,399 shares of our common stock immediately prior to the closing of this offering) and (2) as adjusted to reflect the sale of shares in this offering, by

  •
  our directors,

  •
  our named executive officers,

  •
  all of our directors and executive officers as a group,

  •
  each person who beneficially owns 5% or more of our common stock, and

  •
  the selling stockholders.

        Unless otherwise indicated, the address for all of our executive officers, directors and stockholders named below is c/o AmCOMP Incorporated, 701 U.S. Highway One, North Palm Beach, Florida 33408. Except as specified below, the named beneficial owner has sole voting and investment power with respect to the indicated shares of our common stock.

	Number of Shares Beneficially Owned(1)						Percentage of Shares Beneficially Owned(1)
					Number of Shares to be Sold in Offering(3)
Name of Beneficial Owner:	Before Offering		After Offering(2)				Before Offering	After Offering(2)
5% Stockholders:
Sam A. Stephens Charitable Remainder Unitrust(4)(5)	694,201		302,476		391,725		7.3%	1.9%
Entities affiliated with Welsh Carson(4)(6)	3,400,879		1,481,826		1,919,053		35.6	9.5
Entities affiliated with Sprout Capital(4)(7)	2,401,323		1,723,812		677,511		25.1	11.1
Named Executive Officers and Directors:
Fred R. Lowe(4)(8)	480,592		480,592		—	(9)	4.9	3.0
Debra Cerre-Ruedisili(10)	118,864		118,864		—		1.2	*
Kumar Gursahaney(11)	10,915		10,915		—		*	*
Antonio Faillaci(12)	47,589		47,589		—		*	*
Colin Williams(13)	46,716		46,716		—		*	*
Sam A. Stephens(4)	2,458,452		1,071,193		1,387,259		25.7	6.9
Paul B. Queally(4)(14)	3,343,846		1,456,975	(15)	1,886,871		35.0	9.4
Sean Traynor(16)	3,340,846		1,455,668	(17)	1,885,178		35.0	9.4
All directors and executive officers as a group (10 persons)	6,514,177	(18)	3,240,047		3,274,130		65.1	20.2

Other Selling Stockholders(4):
Russell L. Carson	60,033	26,158	33,875	*	*
The Patrick Welsh 2004 Irrevocable Trust	36,019	15,694	20,325	*	*
The Bruce K. Anderson 2004 Irrevocable Trust	30,016	13,079	16,937	*	*
Alan N. Duggan(19)	64,709	48,212	16,497	*	*
Marcia L. Duggan	29,235	12,738	16,497	*	*
Thomas E. McInerney	9,004	3,923	5,081	*	*
Richard H. Stowe	9,004	3,923	5,081	*	*
Jill Hanau	4,501	1,961	2,540	*	*
Robert A. Minicucci	4,501	1,961	2,540	*	*
Anthony J. DeNicola	3,000	1,307	1,693	*	*
Laura VanBuren	3,000	1,307	1,693	*	*

*
Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Shares of our common stock subject to options or warrants currently exercisable, or exercisable within 60 days after January 17, 2006, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. This table gives pro forma effect to the conversion of the 2,400,000 outstanding shares of Series A preferred stock into 4,191,399 shares of our common stock.

(2)
Gives effect to the shares of common stock offered herein.

(3)
These shares do not include shares that may be sold if the over-allotment option is exercised. The selling stockholders and Fred R. Lowe have granted the underwriters a 30-day option to purchase up to an additional 1,575,000 shares of common stock to cover over-allotments, if any.

(4)
All of the selling stockholders received their shares in privately negotiated transactions with AmCOMP or from transfers by individuals who acquired their shares in this manner. These transactions were not registered under the Securities Act by reason of available exemptions from the registration requirements thereof.

(5)
The address of the Sam A. Stephens Charitable Remainder Unitrust is c/o William S. Eakins, co-trustee, Patton, Eakins, Lipsett, Holbrook & Savage, 420 Lexington Avenue, New York, New York 10170.

(6)
The number of shares beneficially owned before this offering consists of (a) 3,340,846 shares of common stock held by Welsh, Carson, Anderson & Stowe VII, L.P. ("WCAS VII") and (b) 60,033 shares of common stock held by WCAS Healthcare Partners, L.P., the general partners of which are Patrick Welsh and Russell Carson. WCAS VII Partners, L.P. exercises investment discretion and control over the shares held directly by WCAS VII, of which it is the sole general partner. Each of the following general partners of WCAS VII Partners, L.P. may be deemed to have shared voting and investment power with respect to the securities held by WCAS VII and, in addition, beneficially owns shares of common stock, if any, as indicated parenthetically: Patrick J. Welsh (36,019 shares held by The Patrick Welsh 2004 Irrevocable Trust), Russell L. Carson (60,033 shares), Bruce K. Anderson (30,016 shares held by The Bruce K. Anderson 2004 Irrevocable Trust), Richard H. Stowe (9,004 shares), Anthony DeNicola (3,000 shares), Thomas E. McInerney (9,004 shares), Robert A. Minicucci (4,501 shares), Laura Van Buren (3,000 shares) and Paul B. Queally (3,000 shares). The number of shares and percentage of outstanding shares after the offering assume that the underwriters do not exercise the option to purchase additional shares. The address for these Welsh Carson entities is 320 Park Avenue, Suite 2500, New York, New York 10022.

(7)
The number of shares beneficially owned before this offering consists of (a) 1,255,666 shares of common stock held by Sprout Capital VII, L.P., (b) 14,584 shares of common stock held by Sprout CEO Fund, L.P., (c) 1,026,552 shares of common stock held by Sprout Growth II, L.P. and (d) 104,521 shares of common stock held by DLJ Capital Corporation, over which shares Janet Hickey exercises investment discretion and control. DLJ Capital Corporation is a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc. DLJ Capital Corporation is the managing general partner of Sprout Capital VII, L.P. and Sprout Growth II, L.P. and is the sole general partner of Sprout CEO Fund, L.P. According to information provided by DLJ Capital Corporation, Credit Suisse First Boston, Inc. is the parent company of Credit Suisse First Boston (USA), Inc. and it and Ms. Hickey may be deemed to beneficially own the shares owned by DLJ Capital Corporation, Sprout CEO Fund, L.P., Sprout Capital VII, L.P. and Sprout Growth II, L.P.; however, each of Credit Suisse First Boston, Inc. and Ms. Hickey disclaims beneficial ownership of these shares except to the extent of its or her pecuniary interest therein. Sprout CEO Fund, L.P., Sprout Growth II, L.P., Sprout Capital VII, L.P. and DLJ Capital Corporation have represented that they purchased the shares in the ordinary course and did not have an intent to distribute the securities. The address of each of DLJ Capital Corporation, Sprout CEO Fund, L.P., Sprout Capital VII, L.P. and Sprout Growth II, L.P. is 11 Madison Avenue, New York, NY 10010.

(8)
Includes 240,132 shares of common stock issuable upon exercise of options held by Mr. Lowe.

(9)
To the extent that the underwriters exercise their option to purchase additional shares to cover over-allotments, Mr. Lowe has agreed to sell up to 62,500 shares of common stock pursuant thereto. These 62,500 shares (or a portion thereof if the option is exercised for fewer than 62,500 shares) will be the first shares purchased if the over-allotment option is exercised.

(10)
Includes 98,235 shares of common stock issuable upon exercise of options held by Ms. Cerre-Ruedisili.

(11)
Consists of 10,915 shares of common stock issuable upon exercise of options held by Mr. Gursahaney.

(12)
Includes 43,660 shares of common stock issuable upon exercise of options held by Mr. Faillaci.

(13)
Includes 43,660 shares of common stock issuable upon exercise of options held by Mr. Williams.

(14)
The number of shares beneficially owned before this offering consists of (a) 3,000 shares of common stock held by Mr. Queally and (b) 3,340,846 shares of common stock held by WCAS VII. Mr. Queally is a general partner of the sole general partner of WCAS VII. Mr. Queally may be deemed to have shared investment and voting power with respect to the securities held by WCAS VII. Mr. Queally disclaims beneficial ownership of the securities held by WCAS VII, except to the extent of his equity interest therein. The address of Mr. Queally is c/o WCAS VII, 320 Park Avenue, Suite 2500, New York, New York 10022.

(15)
Consists of (a) 1,307 shares of common stock held by Mr. Queally and (b) 1,455,668 shares of common stock held by WCAS VII.

(16)
The number of shares beneficially owned before this offering consists of 3,340,846 shares of common stock held by WCAS VII. Mr. Traynor is the equivalent to a general partner of certain funds managed by Welsh, Carson, Anderson & Stowe, L.P. Mr. Traynor may be deemed to have shared investment and voting power with respect to the securities held by WCAS VII. Mr. Traynor disclaims beneficial ownership of the securities held by WCAS VII, except to the extent of his equity interest therein. The address of Mr. Traynor is c/o WCAS VII, 320 Park Avenue, Suite 2500, New York, New York 10022.

(17)
Consists of 1,455,668 shares of common stock held by WCAS VII.

(18)
Includes 442,059 shares of common stock issuable upon exercise of options.

(19)
Includes 35,474 shares of common stock issuable upon exercise of options.

DESCRIPTION OF CAPITAL STOCK

General

        Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding shares of Series A preferred stock into common stock, will consist of 45,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. The following summary of certain provisions of our common stock and preferred stock is not complete. A full understanding requires a review of our certificate of incorporation and bylaws that are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law.

Common Stock

        The holders of our common stock, subject to any rights that may be granted to any preferred stockholders, elect all directors and are entitled to one vote per share on all other matters coming before a stockholders' meeting. Our common stock has no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to participate equally in dividends when and as declared by the board of directors and in net assets on liquidation. The shares of common stock have no preemptive rights to participate in future stock offerings.

Preferred Stock

        Upon closing of this offering, our board of directors will be authorized to issue up to 5,000,000 shares of preferred stock, $0.01 par value per share. The board of directors will be authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

        The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of our preferred stock would typically be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of common stock. Additionally, the issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. Upon the closing of the offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of the preferred stock after this offering.

Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

        Our certificate of incorporation and bylaws, both of which will become effective upon the closing of this offering, include provisions that are intended to enhance the likelihood of continuity and stability in the board of directors and in its policies. These provisions might have the effect of delaying or preventing a change in control of AmCOMP and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. These provisions include:

        Authority to Issue Preferred Stock.    Our board of directors will have the authority to issue up to 5,000,000 shares of undesignated preferred stock and to determine the rights, preferences and privileges of the shares, without stockholder approval.

        Limitation of Director Liability.    As permitted by the DGCL, our certificate of incorporation, which will be effective upon the closing of this offering, includes a provision that permits the elimination of personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with the DGCL, our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under the DGCL. We intend to obtain liability insurance for our directors and officers.

        Indemnification.    Section 145 of the DGCL authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

        Our bylaws authorize us to indemnify our officers, directors, employees and agents to the fullest extent permitted by the DGCL. Section 145 of the DGCL empowers us to enter into indemnification agreements with our officers, directors, employees and agents. We have entered into separate indemnification agreements with our directors and executive officers to give such directors and executive officers additional contractual assurances regarding the scope of indemnification set forth in our certificate of incorporation and our bylaws. The indemnification agreements may require us, among other things, to indemnify such directors and executive officers against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified.

        At present, there is no pending litigation or proceeding involving any of our directors, executive officers, other employees or agents for which indemnification is sought and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

        Delaware Anti-Takeover Law.    Upon the closing of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder unless:

  •
  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        A "business combination" includes a merger, asset or stock sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of a corporation's outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change in control of AmCOMP without further actions by our stockholders.

        Action by Stockholders.    Subsequent to the closing of the offering, stockholders will be unable to act by written consent, thereby limiting stockholder action to that taken at a meeting of our stockholders. A stockholder or group of stockholders will be unable to require the call of a special meeting of stockholders unless they own at least a majority of our outstanding voting stock. A stockholder or group of stockholders desiring to nominate a candidate for election to our board of directors or to introduce a proposal for action at a meeting of our stockholders will be required to give us not less than 120 days' advance notice of such intention.

Transfer Agent and Registrar

        Upon the closing of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company.

Listing

        We have applied to have our common stock quoted on The Nasdaq National Market under the symbol "AMCP."

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there was no public market for our common stock. A significant public market for our common stock may not develop or be sustained after this offering. Future sales of a substantial amount of our common stock in the open market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and impair our future ability to raise capital through an offering of our equity securities.

Sale of Restricted Shares

        Following the completion of this offering, we will have 15,558,389 shares of common stock outstanding. Of this amount, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless the shares are purchased by persons who are our "affiliates," as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

        The remaining shares of common stock held by existing stockholders are "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including exemptions under Rule 144, Rule 144(k) or Rule 701 under the Securities Act. These rules are summarized below.

        Assuming the conversion of the Series A preferred stock and the exercise of all outstanding and vested options, upon the expiration of the lock-up agreements described below and subject to the provisions of Rule 144, Rule 144(k) and Rule 701, restricted shares totaling 5,703,986 will be available for sale in the public market 180 days after the date of this prospectus, subject to certain exceptions. The sale of these restricted securities is subject to the volume restrictions contained in those rules. Some of these restricted shares, described as not being eligible for sale until 180 days after the date of this prospectus, subject to certain exceptions, may become eligible for sale at an earlier date, as described in "Underwriting."

Lock-up Agreements

        We, our officers, directors and 1% or greater stockholders, who own or have the right to purchase in the aggregate 5,292,493 shares of our common stock, have entered into lock-up agreements with the underwriters. Under those agreements, subject to limited exceptions and as part of this offering, neither we nor any of our directors or executive officers nor any of those stockholders may offer, sell or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, subject to certain exceptions. See "Underwriting."

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately 155,584 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Upon completion of this offering, 4,547,958 shares will be eligible for sale under Rule 144 beginning 90 days after the date of this prospectus, excluding shares eligible for sale under Rule 144(k). Such shares may be subject to applicable lock-up restrictions. Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

        Under Rule 144(k), a person who is not one of our affiliates at the time of the sale and at any time during the three months preceding such sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; however, such person may be subject to any applicable lock-up restrictions. Immediately upon completion of this offering, 510,431 shares will be eligible for sale under Rule 144(k).

Rule 701

        Rule 701 provides that the shares of common stock acquired pursuant to written compensation contracts established by the issuer for the participation of the officers, directors and employees of the issuer and its subsidiaries may be resold, to the extent not restricted by the terms of any applicable lock-up agreements or other contracts by affiliates and non-affiliates of the issuer, beginning 90 days after the date of this prospectus, without having to comply with Rule 144 holding period restrictions. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144. As of September 30, 2005, no shares of our common stock were outstanding that were subject to Rule 701.

Registration Rights

        Upon completion of this offering, holders of an aggregate of 3,715,201 shares will have the right to have their shares included in registrations we effect for our own account or for the account of other stockholders. Holders of an aggregate of 2,075,596 of such shares will have the right to require us to register those shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see "Certain Relationships and Related Transactions."

Options

        In addition to the 15,558,389 shares of common stock outstanding immediately after this offering, as of September 30, 2005, there are outstanding options to purchase 645,579 shares of our common stock. As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our stock option plans. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Friedman Billings Ramsey & Co., Inc.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement among us, the selling stockholders, Fred R. Lowe, our chairman, president and chief executive officer, and the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc. ("FBR") is acting as representative, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective number of shares of common stock:

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
Raymond James & Associates, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Total

        Certain of our existing stockholders, including the selling stockholders, have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase, at the public offering price less underwriting discounts and commissions, up to an additional 1,575,000 shares of common stock for the sole purpose of covering over-allotments, if any. If this over-allotment option is exercised, the first 62,500 shares of common stock (or portion thereof if the option is exercised for fewer than 62,500 shares) will be sold by Mr. Lowe, with the remaining shares, if any, sold by the selling stockholders on a pro-rata basis. To the extent that the underwriters exercise the option, the underwriters will be committed, subject to conditions specified in the underwriting agreement, to purchase that number of additional shares.

        Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus other than the shares subject to the over-allotment option, if any shares are purchased. We and the stockholders who sell        shares in the offering have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

        The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $            per share. The underwriters may allow, and such dealers may re-allow, a discount not to exceed $            per share to certain other dealers.

        The following table provides information regarding the per share and total underwriting discounts and commissions we and the stockholders who sell         shares in the offering will pay to the underwriters. For the stockholders who sell         shares in the offering, these amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 1,575,000 additional shares.

Paid by Us	No Exercise of Over-Allotment Option
Per Share	$
Total	$
Paid by Stockholders	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Per Share	$	$
Total	$	$

        In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse FBR for certain of its reasonable expenses incurred in connection with this offering, up to $250,000.

        We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $2.0 million.

        In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price our common stock. Specifically, the underwriters may over-allot this offering by selling more than the number of shares of common stock offered by this prospectus, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriters may reclaim selling concessions from dealers if shares of our common stock sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and all of our current officers, directors and 1% or greater stockholders have agreed that, without the prior written consent of FBR, we will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, hedge, sell, offer or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or sell, or otherwise transfer to dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of), directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock,

  •
  file any registration statement under the Securities Act with respect to any of the foregoing, or

  •
  enter into any swap or other agreement or any transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequences of ownership of the common stock.

The above restrictions apply regardless of whether any such swap or transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        These restrictions do not apply to any transfers (i) as a bona fide gift or gifts, so long as the donee or donees agree in writing to be bound by the restrictions in the lock-up agreement, (ii) to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of the transferor or the immediate family of the transferor, so long as a duly authorized officer, representative or trustee of the transferee agrees in writing to be bound by the restrictions in the lock-up agreement, and so long as the transfer does not involve a disposition for value, (iii) if the transfer occurs by operation of law, such as rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic order, so long as the transferee executes an agreement acknowledging that the transferee is receiving and holding the shares subject to the provisions of the lock-up agreement or (iv) to an affiliate (as that term is defined in Rule 405 under the Securities Act) of the transferor, so long as such affiliate agrees to be bound in writing by the restrictions in the lock-up agreement. In addition, these restrictions do not apply to shares of common stock to be sold in this offering or to grants of options to purchase common stock or issuances of shares of restricted stock or other equity-based awards pursuant to our equity incentive and benefit plans described in this prospectus.

        FBR does not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however, FBR, in its sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 180-day period without notice. In considering a request to release shares from a lock-up agreement, FBR will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

        The underwriters have reserved for sale, at the initial offering price, 525,000 shares of common stock for certain of our officers, employees and agents who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        The underwriters have informed us that they do not intend to make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority.

        Prior to the completion of this offering, there has been no public market for the shares. The initial public offering price will be negotiated by us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        FBR will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by FBR. Other than the prospectus in electronic format, the information on the FBR website is not part of this prospectus.

LEGAL MATTERS

        The validity of the shares of our common stock offered hereby will be passed upon for us by Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York, certain of whose members own an aggregate of 3,491 shares of our common stock. Certain legal matters arising in connection with this offering will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus, and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in the offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annually, quarterly, and current reports, proxy statements, and other information with the Commission.

        You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Commission's public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. The Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. Our Commission filings are also available at the Commission's web site at http://www.sec.gov.

        The accompanying consolidated financial statements give effect to the 1-for-2.2904 reverse split of the outstanding common stock of AmComp Incorporated which will take place immediately prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the reverse stock split of the Company's outstanding common stock described in Note 19 to the consolidated financial statements and assuming that from April 22, 2005 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosure therein.

Certified Public Accountants
Fort Lauderdale, Florida
January 23, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AmCOMP Incorporated

We have audited the accompanying consolidated balance sheets of AmCOMP Incorporated and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in the Index at Item 16(b). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AmCOMP Incorporated and subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Certified Public Accountants
Fort Lauderdale, Florida
April 22, 2005 (February     , 2006 as to Note 19)

AmCOMP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(In thousands)

ASSETS	2004	2003
Investments:
Fixed maturity securities available-for-sale at fair value (amortized cost of $217,147 in 2004 and $128,444 in 2003)	$217,462	$131,176
Fixed maturity securities held-to-maturity at amortized cost (fair value of $9,763 in 2004)	9,792	—

Total investments	227,254	131,176
Cash and cash equivalents	33,865	51,754
Restricted cash	909	954
Accrued investment income	3,030	1,813
Premiums receivable—net	101,638	96,818
Reinsurance recoverable:
On paid losses and loss adjustment expenses	5,262	5,467
On unpaid losses and loss adjustment expenses	107,155	94,427
On ceding commissions	3,453	—
Prepaid reinsurance premiums	14,895	39,644
Deferred policy acquisition costs	14,695	4,902
Property and equipment—net	3,609	3,971
Income taxes recoverable	3,125	1,442
Deferred income taxes—net	17,646	19,368
Goodwill—net	1,260	1,260
Other assets	5,986	4,376

TOTAL	$543,782	$457,372

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Policy reserves and policyholders' funds:
Unpaid losses and loss adjustment expenses	$297,698	$251,122
Unearned and advance premiums	114,235	102,804
Policyholders' deposits	10	954
Policyholder retention dividends payable	6,285	7,767

Total policy reserves and policyholders' funds	418,228	362,647
Reinsurance payable	297	8,122
Accounts payable and accrued expenses	25,101	20,165
Notes payable	41,821	11,607
Other liabilities	—	47

Total liabilities	485,447	402,588

STOCKHOLDERS' EQUITY:
Common stock (par value $.01; authorized shares 28,000, 5,502 issued and 5,368 outstanding	54	54
Convertible preferred stock series A	23,098	23,098
Additional paid-in capital	536	536
Retained earnings	34,643	29,613
Accumulated other comprehensive income (net of deferred taxes of $114 in 2004 and $1,054 in 2003)	199	1,678
Treasury stock (134 shares in 2004 and 2003)	(195)	(195)

Total stockholders' equity	58,335	54,784

TOTAL	$543,782	$457,372

See accompanying notes.

AmCOMP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands, except per share amounts)

	2004	2003	2002
REVENUE:
Net premiums earned	$181,186	$164,287	$196,478
Net investment income	6,077	4,803	5,689
Net realized investment gains	982	2,644	320
Loss on commutation	—	(2,062)	—
Interest expense on insurance deposit	—	(691)	1,121
Other income	332	289	325

Total revenue	188,577	169,270	203,933

EXPENSES:
Losses and loss adjustment expenses	119,121	109,518	126,386
Dividends to policyholders	6,983	5,796	5,931
Underwriting and acquisition expenses	51,779	51,979	66,504
Interest expense	1,389	410	352

Total expenses	179,272	167,703	199,173

Income before income taxes and cumulative effect of change in accounting principle	9,305	1,567	4,760
Income taxes expense	4,275	632	1,379

Income before cumulative effect of change in accounting principle	5,030	935	3,381
Cumulative effect of change in accounting principle	—	—	2,455

Net income	$5,030	$935	$5,836

Basic earnings per share:
Before cumulative effect of accounting change	$0.94	$0.17	$0.61
Cumulative effect of change in accounting principle	—	—	0.46

Earnings per common share—basic	$0.94	$0.17	$1.07

Diluted earnings per share:
Before cumulative effect of accounting change	0.53	0.10	0.35
Cumulative effect of change in accounting principle	—	—	0.25

Earnings per common share—diluted	$0.53	$0.10	$0.61

Pro forma earnings per common share—basic (Notes 1 and 17)	$0.53
Pro forma earnings per common share—diluted (Notes 1 and 17)	$0.53

See accompanying notes.

AmCOMP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands)

	Common Stock	Convertible Preferred Stock Series A	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2001	$54	$23,098	$536	$(182)	$22,842	$1,672	$48,020
Net income	—	—	—	—	5,836	—	5,836
Unrealized gain on investments (net of tax expense of $1,423)	—	—	—	—	—	2,287	2,287
Comprehensive income	—	—	—	—	—	—	8,123

BALANCE AT DECEMBER 31, 2002	54	23,098	536	(182)	28,678	3,959	56,143
Net income	—	—	—	—	935	—	935
Unrealized loss on investments (net of tax benefit of $1,419)	—	—	—	—	—	(2,281)	(2,281)
Comprehensive loss	—	—	—	—	—	—	(1,346)
Purchase of treasury stock	—	—	—	(13)	—	—	(13)

BALANCE AT DECEMBER 31, 2003	54	23,098	536	(195)	29,613	1,678	54,784
Net income	—	—	—	—	5,030	—	5,030
Unrealized loss on investments (net of tax benefit of $939)	—	—	—	—	—	(1,479)	(1,479)
Comprehensive income	—	—	—	—	—	—	3,551

BALANCE AT DECEMBER 31, 2004	$54	$23,098	$536	$(195)	$34,643	$199	$58,335

See accompanying notes.

AmCOMP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
(In thousands)

	2004	2003	2002
OPERATING ACTIVITIES:
Net income	$5,030	$935	$5,836
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change	—	—	(2,455)
Depreciation and amortization	4,818	3,497	2,227
Provision for deferred income taxes	2,661	(5,880)	780
Net realized gains on investments	(989)	(2,648)	(320)
Policy acquisition costs deferred	(28,938)	(11,301)	(42,635)
Policy acquisition costs amortized	19,145	22,548	38,727
Change in operating assets and liabilities:
Restricted cash	944	533	1,740
Accrued investment income	(1,217)	186	(212)
Premiums receivable	(4,820)	(2,685)	(16,340)
Reinsurance balances	948	(39,825)	(2,980)
Other assets and liabilities	(1,657)	1,541	(1,427)
Unpaid losses and loss adjustment expenses	46,576	23,408	28,760
Unearned and advance premiums and policyholder deposits	10,487	12,921	18,326
Policyholder retention dividends payable	(1,482)	(2,699)	(1,136)
Accounts payable and accrued expenses	4,936	108	6,548
Income taxes recoverable	(1,683)	225	6,889

Net cash provided by operating activities	54,759	864	42,328

INVESTING ACTIVITIES:
Securities available-for-sale:
Purchases	(150,070)	(95,138)	(54,075)
Sales and maturities	59,952	90,172	32,176
Securities held-to-maturity:
Purchases	(10,069)	—	—
Maturities	265	60	1,010
Purchases of property and equipment	(2,041)	(2,369)	(1,573)
Regulatory restricted deposit	(899)
Sale of other assets	—	15	45

Net cash used in investing activities	(102,862)	(7,260)	(22,417)

FINANCING ACTIVITIES:
Insurance deposits—net	$—	$42,524	$(17,117)
Proceeds from borrowings	32,000	5,531	(2,875)
Repayment of note payable	(1,786)	(1,362)	—
Purchase of treasury stock	—	(13)	—

Net cash provided by (used in) financing activities	30,214	46,680	(19,992)

Net (decrease) increase in cash and cash equivalents	(17,889)	40,284	(81)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	51,754	11,470	11,551

CASH AND CASH EQUIVALENTS AT END OF YEAR	$33,865	$51,754	$11,470

SUPPLEMENTAL CASH FLOW DATA:
Cash paid—interest	$1,232	$391	$387

Cash paid (received)—income taxes	$3,288	$(6,289)	$(6,277)

See accompanying notes.

AmCOMP INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1.    NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

        Organization—AmCOMP Incorporated and subsidiaries (collectively, the "Company") consist of the following entities at December 31, 2004, 2003 and 2002:

  •
  AmCOMP Incorporated ("AmCOMP"), a holding company incorporated on December 28, 1995;

  •
  AmCOMP Preferred Insurance Company ("AmCOMP Preferred"), a wholly owned property and casualty insurance company (formerly known as Pinnacle Assurance Corporation);

  •
  Pinnacle Administrative, Inc. ("Pinnacle Administrative"), a wholly owned administrative services company providing sales and marketing, underwriting, policyholder service, data processing, and accounting services;

  •
  Pinnacle Benefits, Inc. ("Pinnacle Benefits"), a wholly owned claims processing company;

  •
  AmCOMP Assurance Corporation ("AmCOMP Assurance"), a wholly owned property and casualty insurance company; and

  •
  AmServ Incorporated ("AmServ"), a wholly owned company established to provide administrative services to external customers.

        The Company's long-term source of consolidated earnings is principally the income from its workers' compensation insurance business and investment income from its investment portfolio. Workers' compensation insurance provides coverage for the statutorily prescribed benefits that employers are required to provide to their employees injured in the course of employment. The Company is licensed to provide workers' compensation insurance in 22 states, but currently focuses its resources in 11 states that it believes provide greater opportunity for near-term profitable growth.

        Use of Estimates—The preparation of consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could affect the amounts reported herein.

        Basis of Presentation—The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of AmCOMP, AmCOMP Preferred, Pinnacle Administrative, Pinnacle Benefits, AmCOMP Assurance, and AmServ. All intercompany accounts and transactions have been eliminated in consolidation.

        Investments—Fixed maturity investments are designated at purchase as held-to-maturity or available-for-sale. Held-to-maturity fixed maturity investments are reported at amortized cost. Securities classified as available-for-sale are reported at fair value with unrealized appreciation and depreciation, net of deferred taxes, included as a component of accumulated other comprehensive income. The Company has the intent and ability to hold securities that have fair value below cost until their expected recovery and to hold to maturity securities designated as held-to-maturity.

        Single class and multiclass mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Changes in anticipated prepayment assumptions are accounted for using the retrospective method. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment.

        Realized gains and losses on sales of investments are recognized in operations on the specific identification basis.

        Debt and equity securities are exposed to various risks such as interest rate, market, and credit risk. Fair values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term. The Company continually monitors its portfolio for pricing changes, which might indicate potential impairments and performs detailed reviews of securities with unrealized losses based on predetermined criteria. When a security in the Company's investment portfolio has an unrealized loss in fair value that is deemed to be other-than-temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the accompanying consolidated statements of operations. Any future increases in the fair value of securities previously written down are recorded and presented as changes in unrealized gains (losses) as part of accumulated other comprehensive income within stockholders' equity.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Premiums Receivable—Premiums receivable consist primarily of premium-related balances due from policyholders. The balance is shown net of the allowance for doubtful accounts. Receivables due from insureds are written off when a determination has been made that a specific balance will not be collected based upon the collection efforts of Company personnel. An estimate of amounts that are likely to be written off is established as an allowance for doubtful accounts as of the balance sheet date. The estimate is primarily comprised of specific balances that are considered probable to be written off after all collection efforts have ceased, as well as historical trends and an analysis of the aging of the receivables.

        Restricted Cash—Restricted cash represents policyholder deposits and regulatory deposits.

        Deferred Policy Acquisition Costs—To the extent recoverable from future policy revenues, costs that vary with and are primarily related to the production of new and renewal business, including premium tax, commissions, assessments and other general acquisition expenses, net of reinsurance ceding allowances received, have been deferred and are amortized over the effective period of the related insurance policies. The components of deferred policy acquisition costs at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Gross deferred policy acquisition costs	$19,627	$17,196
Reduction for ceding allowances received	(4,932)	(12,294)

Net deferred policy acquisition costs	$14,695	$4,902

        Property and Equipment—Property and equipment is stated on the basis of cost. Depreciation is computed using the straight-line method over the estimated useful lives, generally 3 to 10 years for financial reporting purposes. Depreciation expense was $2,403, $2,258 and $2,172 for the years ended December 31, 2004, 2003 and 2002, respectively. Accumulated depreciation was $12,164,000 and $9,761,000 at December 31, 2004 and 2003 respectively.

        Goodwill—Goodwill is reviewed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two step process whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. No impairment has been recorded by AmCOMP in 2004, 2003 and 2002.

        Impairment of Long-Lived Assets—The Company's policy is to record an impairment charge against the balance of a long-lived asset in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination is based on an evaluation of such factors as the occurrence of a significant event or a significant change in the environment in which the business assets operate. The Company considers assets to be impaired when the expected future undiscounted cash flows of the assets are determined to be less than the carrying value. If impairment is deemed to exist, the related asset is written down to fair value. Management also evaluates events and circumstances to determine whether revised estimates of useful lives are warranted. As of December 31, 2004, management expects the carrying value of its remaining long-lived assets to be fully recoverable.

        Reinsurance—Reinsurance premiums, losses, and loss adjustment expenses ("LAE") are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reinsurance ceding commissions received are deferred and amortized over the effective period of the related insurance policies.

        Deposit Accounting—Reinsurance contracts that do not transfer insurance risk are accounted for using deposit accounting. At inception, a deposit asset or liability is recognized based on the consideration paid or received, less any explicitly identified premiums or fees to be retained by the insurer or reinsurer, irrespective of the experience of the contract. Accounting for such fees is based on the terms of the contract. The deposit assets and liabilities are reported on a gross basis. Cash recoveries reduce the carrying amount of the deposit. The amount of the deposit asset or liability is adjusted at subsequent reporting dates by calculating the effective yield on the deposit to reflect actual payments to date and expected future payments with a corresponding credit or charge to interest income.

        Federal and State Income Taxes—The Company provides deferred federal and state income taxes for certain differences between the financial statement amounts and tax basis of assets and liabilities.

        Comprehensive Income—Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income and changes in net unrealized investment gains and losses on fixed maturities investments classified as available-for-sale and equity securities, net of minority interest and taxes.

        Policyholder Dividends—Policyholder dividends are recognized over the effective period of the related policies and are restricted in certain instances to limitations imposed by the Board of Directors (see Note 10).

        Unpaid Losses and LAE—Unpaid losses and LAE represent the estimated ultimate net cost of all reported and unreported losses incurred through December 31, 2004 and 2003. The reserves for unpaid losses and LAE are estimated using individual case basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for losses and LAE are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

        Recognition of Premium Revenue—The Company's insurance premiums are billed annually or under various installment plans based on the estimated annual premium under the policy terms. At the end of the policy term, payroll-based premium audits are performed on substantially all policyholder accounts to determine earned premiums for the policy year. Earned but unbilled premiums included in premiums receivable include estimated future audit premiums and collateralized premiums. Collateralized premiums include policies where the final calculated premium is paid after the end of the policy term and the receivable balance is collateralized by letters of credit and financial guarantee bonds. Estimated future audit premiums are estimated based on a weighted average derived from the Company's historical experience as a percentage of earned premiums. All premium revenue is recognized over the period of the contract in proportion to the amount of insurance protection provided.

        These estimates are subject to the effects of trends in payroll audit adjustments. Although considerable variability is inherent in such estimates, management believes that the accrual for earned but unbilled premiums is reasonable. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations. The reserve for unearned premiums is determined on a daily pro rata basis.

        Special Disability Trust Fund ("SDTF") Assessments and Recoveries—The Company accrues a liability for SDTF assessments as net premiums are written and defers these costs and recognizes them as an expense as the related premiums are earned. The Company has deferred approximately $1,788,000 and $1,429,000 as of December 31, 2004 and 2003, respectively, which is included in deferred policy acquisition costs. The Company recognizes recoveries from the SDTF when they are received (see Note 3). The Florida SDTF assessment rate for the years ended December 31, 2004, 2003 and 2002 was 4.52% of written premiums.

        Florida Workers' Compensation Insurance Guaranty Association Assessments—The Company accrues a liability for the Florida Workers' Compensation Insurance Guarantee Association assessments as net premiums are written and defers these costs and recognizes them as an expense as the related premiums are earned. Assessments were $1,734,000, $743,000 and $1,801,000 for the years ended December 31, 2004, 2003, and 2002, respectively. The Company has deferred approximately $791,000 and $316,000 as of December 31, 2004 and 2003, respectively, which is included in deferred policy acquisition costs. The assessment rate for the Florida Workers' Compensation Insurance Guarantee Association for policies written in 2004 and 2002 was 2% of written premiums and in 2003 was 1% of written premiums.

        Policyholder Deposits—Policyholders are required to maintain deposits with the Company for certain installment pay plans. Based on the selected pay plan, management determines the deposit amount, which is based on a percentage of the policyholders' estimated annual premium. Deposits are analyzed annually and adjusted as considered necessary.

        Earnings Per Share—The Company computes earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128. In the calculation of basic earnings per share, the dilutive effects of options, warrants, and convertible securities are excluded from the calculation. Diluted earnings per share consider the effects of dilutive convertible securities and stock options.

        Unaudited Pro Forma Net Income Per Share—Pro forma basic and diluted income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the year plus the number of shares of common stock resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding convertible preferred stock (see Notes 15 and 17).

        Concentrations of Credit Risk—Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, investments, premiums receivable, and reinsurance recoverables (see Notes 4, 5, and 6). Concentrations of credit risk with respect to premiums receivable are limited due to the large number of entities comprising the Company's customer base.

        Guaranty Fund Assessments—The Company accrues expenses for guaranty fund and other assessments based on information known at the time of preparation of the financial statements. The Company is continually notified of assessments from various states relating to insolvencies in that particular state; however, there are no expense accruals recorded when the Company is unable to estimate the potential future assessment.

        Stock-Based Compensation—The Company accounts for stock-based compensation to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the estimated market price of the Company's stock at the date of grant over the amount an employee must pay for the stock. Compensation cost related to restricted stock or deferred stock units granted is recognized in the period the compensation is earned and measured using the quoted market price on the effective grant date.

        At December 31, 2004, the Company has two primary stock option plans, which are described more fully in Note 17, Stock Options. No stock-based employee compensation cost is reflected in net earnings, as all options granted under these plans had exercise prices equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation (in thousands, except per share data):

	2004	2003	2002
Net income	$5,030	$935	$5,836
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards—net of related tax effects	(113)	(137)	(215)

Pro forma net income	$4,917	$798	$5,621

Basic earnings per share—as reported	$0.94	$0.17	$1.07
Basic earnings per share—pro forma	0.92	0.15	1.03
Diluted earnings per share—as reported	0.53	0.10	0.61
Diluted earnings per share—pro forma	0.51	0.08	0.58

        The fair value for these options was estimated at the date of grant using the minimum value option pricing model with the following assumptions: risk-free interest rates equal to the five-year U.S. Treasury Bill rate on the grant date; expected dividend yield of 0%; expected life equal to the life of the options between four and five years; and stock price on the date of grant.

        Segment Reporting—The Company operates in a single industry segment, property and casualty insurance specializing in workers' compensation insurance.

        New Accounting Pronouncements—In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaced FIN 46 and addressed consolidation by business enterprises of variable interest entities ("VIEs"). VIEs are primarily entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. The primary beneficiary of the VIE is required to consolidate the VIE for financial reporting purposes. The provisions of FIN 46(R) were effective at the beginning of the first annual period beginning after December 31, 2004 for all nonpublic entities that are subject to FIN 46(R). The Company does not expect the adoption of FIN 46(R) to have an impact on its consolidated financial statements.

        In March 2004, the Emerging Issues Task Force ("EITF") issued EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments. EITF No. 03-1 provides guidance on the disclosure requirements for other-than-temporary impairments of debt and marketable equity investments that are accounted for under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities ("Statement 115"). The adoption of EITF No. 03-1 requires the Company to include certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under Statement 115 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The adoption of EITF No. 03-1 did not have a material impact on the Company's combined financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No 123R"). SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The standard also requires that entities apply a fair-value-based measurement method to account for share-based payment transactions with employees (excluding equity instruments held by employee share ownership plans). SFAS No. 123R is effective as of the beginning of the first annual period that begins after December 15, 2005. The Company is evaluating the impact of the new standard and the method and timing of adoption. Although the Company has not completed its analysis, management anticipates the expense recorded in future periods would not differ materially from the amounts disclosed in the Stock-Based Compensation section above.

2.    REGULATORY REQUIREMENTS AND RESTRICTIONS

        AmCOMP Preferred and AmCOMP Assurance are required to periodically submit financial statements prepared in accordance with prescribed or permitted statutory accounting practices ("SAP") to the Florida Department of Financial Services ("FDFS"). Such practices vary from GAAP. Prescribed SAP includes state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). Permitted SAP encompasses all accounting practices that are not prescribed; such practices may differ from company to company and may not necessarily be permitted in subsequent reporting periods.

        AmCOMP Preferred and AmCOMP Assurance are subject to comprehensive supervision and regulation by the FDFS. Florida statute Section 624.408 requires AmCOMP Preferred and AmCOMP Assurance to maintain minimum capital and surplus of the greater of $4.0 million or 10% of total liabilities. Florida statute Section 624.095 requires AmCOMP Preferred and AmCOMP Assurance to maintain a ratio of written premiums times 1.25 to surplus of no greater than 10-to-1 for gross written premiums and 4-to-1 for net written premiums. During the years ended December 31, 2004 and 2003, AmCOMP Preferred and AmCOMP Assurance were in compliance with the statute.

        Additionally, AmCOMP Preferred and AmCOMP Assurance are required to comply with NAIC risk-based capital ("RBC") requirements. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. NAIC RBC standards are used by regulators to determine appropriate regulatory actions relating to insurers that show signs of weak or deteriorating conditions.

        As of December 31, 2004 and 2003, AmCOMP Preferred's and AmCOMP Assurance's total adjusted capital is above all regulatory action levels.

        Statutory-basis net income (loss) for AmCOMP Preferred and AmCOMP Assurance for the years ended December 31, 2004, 2003, and 2002 is as follows (in thousands):

	2004	2003	2002
AmComp Preferred	$(5,686)	$2,676	$(2,396)
AmComp Assurance	(1,467)	1,171	(2,711)

        Statutory-basis capital and surplus for AmCOMP Preferred and AmCOMP Assurance as of December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003
AmComp Preferred	$81,652	$45,859
AmComp Assurance	48,465	27,507

        Under Florida insurance regulations, the maximum dividend to stockholders that may be paid without prior approval by the FDFS is specifically defined by the Florida insurance laws and regulations and is generally based on operating results and capital and surplus. For AmCOMP Preferred and AmCOMP Assurance, no dividends were paid during 2004. As of December 31, 2004 and 2003, AmCOMP Preferred had $8,050,000 and $4,586,000, respectively, available to pay dividends without prior approval. AmCOMP Assurance could not pay any dividends without prior approval as of December 31, 2004 and 2003.

        Stock insurance companies are subject to statutes related to excess profits for workers' compensation insurance companies. However, for five years following authorization of the conversion from an assessable mutual to a stock insurance company by the FDFS, AmCOMP Preferred is provided relief from certain aspects of these statutes. Nevertheless, such amounts otherwise subject to these rules shall be maintained as policyholders' surplus and not be available for dividends for a period of five years. No amounts have been provided for excess profits in the accompanying financial statements.

3.    STATE OF FLORIDA SDTF

        The state of Florida maintains the SDTF for the purpose of providing benefits to workers who have a pre-existing condition and incur a second or subsequent injury. The SDTF is funded through annual assessments against workers' compensation insurers, which are based on a percentage of net workers' compensation premiums written. Assessments were $3,901,000, $3,356,000 and $ 5,072,000 for the years ended December 31, 2004, 2003 and 2002, respectively, of which $1,788,000, $1,429,000 and $1,874,000 are deferred.

        AmCOMP Preferred submits claims to the SDTF for recovery of applicable claims paid on behalf of AmCOMP Preferred's insured. Because of the uncertainty of the collectibility of such amounts, SDTF recoverables are reported in the accompanying consolidated financial statements when received. Cash collections from the SDTF were approximately $2,547,000, $1,493,000, and $654,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

        The SDTF currently has significant unfunded liabilities. It is not possible to predict how the SDTF will operate, if at all, in the future after further legislative review. Changes in the SDTF's operations could decrease the availability of recoveries from the SDTF, increase SDTF assessments payable by AmCOMP Preferred and/or result in the discontinuation of the SDTF and thus could have an adverse effect on AmCOMP Preferred's business, financial condition, and its operations. Under current law, future assessments are capped at 4.52% of net written premiums, and no recoveries can be made for losses incurred by the SDTF after January 1, 1998.

4.    INVESTMENTS

        The Company's investments in available-for-sale securities and held-to-maturity securities are summarized as follows at December 31, 2004 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities at December 31, 2004:
U.S. Treasury securities	$28,049	$1,021	$324	$28,746
Agency	35,755	50	358	35,447
Municipalities	26,833	78	80	26,831
Corporate debt securities	109,237	674	717	109,194
Mortgage-backed securities	17,273	52	81	17,244

Total fixed maturity securities	$217,147	$1,875	$1,560	$217,462

Held-to-maturity securities at December 31, 2004:
Mortgage-backed securities	$9,792	$—	$29	$9,763

        The Company's investments in available-for-sale securities and held-to-maturity securities are summarized as follows at December 31, 2003 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities at December 31, 2003:
U.S. Treasury securities	$34,255	$1,193	$298	$35,150
Agency	21,697	369	177	21,889
Municipalities	7,413	94	—	7,507
Corporate debt securities	56,134	1,530	38	57,626
Mortgage-backed securities	8,945	59	—	9,004

Total fixed maturity securities	$128,444	$3,245	$513	$131,176

        The amortized cost and estimated fair values of investments in fixed maturity securities, segregated by available-for-sale and held-to-maturity, at December 31, 2004 are summarized by maturity as follows (in thousands):

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
2004:
Years to maturity:
One or less	$26,930	$26,887	$—	$—
After one through five	120,463	120,173	—	—
After five through ten	47,545	47,338	—	—
After ten	4,936	5,820	—	—
Mortgage-backed securities	17,273	17,244	9,792	9,763

Total	$217,147	$217,462	$9,792	$9,763

        The foregoing data is based on the stated maturities of the securities. Actual maturities may differ as borrowers may have the right to call or prepay obligations.

        At December 31, 2004 and 2003, bonds with an amortized cost of $37,157,000 and $19,528,000 and a fair value of $37,962,000 and $20,552,000, respectively, were on deposit with various states' departments of insurance in accordance with regulatory requirements. Additionally, at December 31, 2004 and 2003, bonds with an amortized cost of $9,792,000 and $5,806,000, respectively, were held in a reinsurance trust to the benefit of members of the Orion Insurance Group in accordance with the terms of a reinsurance agreement between the Company and the Orion Companies.

        Major categories of the Company's net investment income for the years ended December 31, 2004, 2003, and 2002 are summarized as follows (in thousands):

	2004	2003	2002
Income:
Fixed maturity securities	$6,484	$5,195	$5,853
Cash and cash equivalents	317	194	300

Investment income	6,801	5,389	6,153
Investment expenses	724	586	464

Net investment income	$6,077	$4,803	$5,689

        Proceeds from the sale of available-for-sale fixed maturity securities during the years ended December 31, 2004, 2003 and 2002 were $49,222,000, $53,182,000 and $18,098,000, respectively. Gross gains of $1,174,000, $2,726,000 and $337,000 and gross losses of $185,000, $74,000 and $17,000 were realized in the years ended December 31, 2004 2003 and 2002, respectively, on those sales.

        The Company continuously monitors its portfolio to preserve principal values whenever possible. All securities in an unrealized loss position are reviewed to determine whether the impairment is other-than-temporary. An investment in fixed maturity security is impaired if its fair value falls below its book value. Factors considered in determining whether an impairment is considered to be other-than-temporary include length of time and the extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer, and the Company's ability and intent to hold the security until its expected recovery.

        The following table summarizes, for all fixed maturity securities in an unrealized loss position at December 31, 2004, the aggregate fair value and gross unrealized loss by length of time the security has continuously been in an unrealized loss position (in thousands):

	Fair Value	Unrealized Losses	Number of Issues
Less than 12 months:
U.S. Treasury securities	$5,956	$42	2
Agency	27,375	199	21
Municipalities	13,569	80	10
Corporate debt securities	59,638	646	63
Mortgage-backed securities	17,794	110	6

Total	$124,332	$1,077	102

Greater than 12 months:
U.S. Treasury securities	$10,659	$282	17
Agency	5,708	159	8
Municipalities	—	—	—
Corporate debt securities	6,229	71	10
Mortgage-backed securities	—	—	—
Total	$22,596	$512	35

Total fixed maturity securities:
U.S. Treasury securities	$16,615	$324	19
Agency	33,083	358	29
Municipalities	13,569	80	10
Corporate debt securities	65,867	717	73
Mortgage-backed securities	17,794	110	6

Total fixed maturity securities	$146,928	$1,589	137

        At December 31, 2004, there were no investments in fixed maturity securities with individual material unrealized losses, nor any impaired fixed maturity securities determined to be other than temporary.

5.    PREMIUMS RECEIVABLE

        Major categories of the Company's premiums receivable at December 31, 2004 and 2003 are summarized as follows (in thousands):

	2004	2003
Direct billed premiums receivable	$20,292	$29,779
Estimated future audit premiums	10,668	9,710
Collateralized premiums receivable	70	863
Premiums receivable deferred installments	76,608	65,307

	107,638	105,659
Less allowance for doubtful accounts	(6,000)	(8,841)

Net premiums receivable	$101,638	$96,818

6.    REINSURANCE

        Certain premiums and losses are ceded to other insurance companies under quota share reinsurance arrangements and various aggregate and specific excess of loss reinsurance agreements. The ceded reinsurance agreements are intended to provide the Company with the ability to maintain its exposure to loss within its capital resources. Losses ceded under these treaties are estimated based on ultimate losses. These estimates are subject to the effects of trends in loss severity. Although considerable variability is inherent in such estimates, management believes that their estimates of losses ceded under these treaties are reasonable. These estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

        AmCOMP Preferred and AmCOMP Assurance offer workers' compensation policies at statutory limits. A summary of specific and aggregate reinsurance retention limits follows (in thousands):

Accident Year	Specific Retention	Aggregate Retention
1987	$200	$2,070
1988	200	2,080
1989 and 1990	300	Unlimited
1991 through 1993	500	Unlimited
1994	400	Unlimited
1995	400	28,000
1996	400	Unlimited
1997	500	Unlimited
1998	500	Unlimited
1999	500	Unlimited
2000	250	Unlimited
2001	250	Unlimited
2002(a)	500	Unlimited
2003	1,000	Unlimited
2004(b)	1,000	Unlimited

(a)
For policies effective in 2002, the specific retention is $500,000. The reinsurer's limit on policies effective in 2002 was $50,000,000. The Company also retained 10% of the layer from $1,000,000 to $10,000,000 for the first half of 2002 on policies effective in 2002 and 10% of the layer from $5,000,000 to $10,000,000 for the second half of 2002 for policies effective in 2002.

(b)
For inforce, new and renewal policies effective in 2004, the specific retention is $1,000,000. The Company also retained 10% of the layer from $5,000,000 to $10,000,000.

        Effective January 1, 2003, the Company entered into a 35% quota share reinsurance agreement with three companies rated A- and higher by A.M. Best. Under the agreement, the Company ceded 35% of the subject written premium (defined as gross written premium less specific excess reinsurance premiums) in 2003, with a provisional ceding commission of 30%. In particular, the Company ceded 35% of its ultimate subject losses and ALAE (not to exceed 35% of $1,000,000 each occurrence) up to a loss ratio of 66%. The Company retained 100% of all losses in a loss ratio corridor between 66% and 78.25%. If the loss ratio exceeded 78.25%, the Company would resume ceding 35% of the net losses up until a loss ratio cap of 105%. In addition, a loss ratio cap existed that limited the non-Florida business to 115% of premiums written outside of Florida.

        Effective January 1, 2004, the Company entered into a 30% quota share reinsurance agreement with a company rated A++ by A.M. Best. Under the agreement, the Company ceded 30% of the subject written premium (defined as gross written premium less specific excess reinsurance premiums) in 2004, with a provisional ceding commission of 31%. The reinsurer's liability is limited to 130% of the gross earned reinsurance premium under any agreement year. In addition, the reinsurer's liability shall not exceed the reinsurer's portion of the estimated net loss as evaluated and reported by the Company 24 months after the inception of each agreement year. This treaty was terminated for new and renewal business on or after July 1, 2004. Furthermore, the remaining exposures for claims occurring prior to June 30, 2004 were commuted. Quota share reinsurance under the same terms remains on the inforce business at June 30, 2004, with two reinsurers rated A- and higher by A.M. Best each sharing 15%.

        Insurance premiums for the years ended December 31, 2004, 2003, and 2002 are summarized as follows (in thousands):

	2004		2003		2002
	Written	Earned	Written	Earned	Written	Earned
Direct	$260,173	$249,526	$231,083	$219,400	$227,241	$208,311
Assumed	10,808	9,919	8,401	6,889	5,295	4,051
Ceded	(53,509)	(78,259)	(94,532)	(62,002)	(22,999)	(15,884)

Net	$217,472	$181,186	$144,952	$164,287	$209,537	$196,478

        Incurred losses for the years ended December 31, 2004, 2003, and 2002 are summarized as follows (in thousands):

	2004	2003	2002
Direct losses incurred	$162,250	$132,758	$131,927
Assumed losses incurred	8,750	5,332	4,995
Ceded losses incurred	(51,879)	(28,572)	(10,536)

Net losses incurred	$119,121	$109,518	$126,386

        Of the total paid and unpaid reinsurance recoverables of $112,417,000 and $99,894,000 at December 31, 2004 and 2003, respectively, $43,795,000 and $55,549,000, respectively, was recoverable from one reinsurer. Management evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company.

7.    INSURANCE DEPOSITS

        Effective January 1, 2002, the Company entered into a reinsurance agreement that has the features of both quota share and aggregate reinsurance with a company rated A- by A.M. Best. The Company determined this agreement did not transfer insurance risk and accounted for this agreement using deposit accounting. Under the agreement, the Company ceded 40% of the net written premium on Florida policies in 2002, with a ceding commission of 36%. Under this agreement, the Company retained losses and ALAE up to 35.2% of direct premiums net of excess reinsurance premiums ("subject premiums"). The reinsurer was then responsible for losses exceeding 35.2% of subject premiums up to a loss ratio of 64% of subject premiums. The Company retained losses in the corridor between 64% of subject premiums up to 67.5% of subject premiums. In the corridor between 67.5% of subject premiums and 74% of subject premiums, the Company retained 60% of the losses, and the reinsurer was responsible for 40%. The Company was responsible for all losses in excess of 74% of subject premiums.

        Effective January 1, 2001, the Company entered into a 50% quota share reinsurance agreement with a company rated A- by A.M. Best. The Company determined this agreement did not transfer insurance risk and accounted for this agreement using deposit accounting. Under this agreement, the Company ceded 50% of premiums written net of premiums ceded for specific excess and facultative reinsurance on Florida business on or after January 1, 2001 for a ceding commission of 47%. The Company ceded 50% of losses and LAE net of losses and LAE ceded for excess and facultative reinsurance until a net loss and LAE ratio of 60%. The Company retained all losses and LAE in a corridor between 60% and 63.5%, and the Company resumed ceding 50% of net losses and LAE after 63.5% up to a cap of 75.5%. All losses and LAE, in excess of the cap, are retained by the Company. This agreement was amended to cede 65% of the Florida business written on or after July 1, 2001.

        Effective December 26, 2003, the Company executed reinsurance commutation and release agreements to terminate these reinsurance agreements. As a result, the reinsurer is no longer liable for any losses that were previously covered by these agreements. The Company received $34.13 million in cash from the reinsurer and recorded a pretax charge of $2.06 million. The pretax charge was the difference between the consideration received from the reinsurer and the insurance deposit balance on the Company's books at the time of commutation.

        Activity in the insurance deposits account during 2002 and 2003 was as follows (in thousands):

Insurance deposits as of December 31, 2001	$25,407
Insurance deposits made	28,146
Less claims paid	(12,150)
Plus interest income	1,121

Insurance deposits as of December 31, 2002	$42,524

Insurance deposits made	2,060
Less claims paid	(7,705)
Less interest expense	(691)
Commutation	(36,188)

Insurance deposits as of December 31, 2003	$—

        The insurance deposits were fully collateralized.

8.    FEDERAL AND STATE INCOME TAXES

        Significant components of income tax for the years ended December 31, 2004, 2003, and 2002 are as follows (in thousands):

	2004	2003	2002
Current expense (benefit)
Federal	$1,891	$5,587	$514
State	(277)	929	85

Total current tax expense	$1,614	$6,516	$599

Deferred expense (benefit)
Federal	$1,461	$(5,370)	$995
State	1,200	(514)	(215)

Total deferred tax expense (benefit)	2,661	(5,884)	780

Income tax expense	$4,275	$632	$1,379

        The effective federal income tax rates on income before income taxes differ from the maximum statutory rates as follows for the years ended December 31, 2004, 2003, and 2002 (in thousands):

	2004	%	2003	%	2002	%
Income tax at statutory rate	$3,164	34.0%	$548	35.0%	$1,666	35.0%
Permanent differences:
State income taxes	159	1.7	56	3.6	170	3.6
Tax-exempt interest	(199)	(2.1)	(105)	(6.7)	(162)	(3.4)
Non-deductible meals and entertainment	152	1.6	94	6.0	79	1.7
Change in deferred tax rate	1,216	13.1	—	—	—	—
Other expense—net	(217)	(2.3)	39	2.5	(374)	(7.9)

Effective income tax expense	$4,275	46.0%	$632	40.4%	$1,379	29.0%

        The Company records deferred federal income taxes on certain temporary differences between the amounts reported in the accompanying consolidated financial statements and the amounts reported for federal and state income tax reporting purposes.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and tax liabilities as of December 31, 2004 and 2003 are presented below (in thousands):

	2004	2003
Deferred tax assets:
Loss reserve adjustments	$11,492	$10,669
Unearned and advance premiums	7,215	4,946
Allowance for bad debt	2,165	3,410
Policyholder dividends	2,282	2,996
Other	851	292

Total deferred tax assets	24,005	22,313
Deferred tax liabilities:
Deferred policy acquisition expenses	(5,336)	(1,891)
FAS 115 unrealized gains	(115)	(1,054)
Other	(908)	—

Total deferred tax liabilities	(6,359)	(2,945)

Total net deferred tax assets	$17,646	$19,368

9.    UNPAID LOSSES AND LAE

        The following table provides a reconciliation of the beginning and ending balances for unpaid losses and LAE, reported in the accompanying consolidated balance sheets as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Unpaid losses and LAE, gross of related reinsurance recoverables at beginning of period	$251,122	$227,714
Less reinsurance recoverables on unpaid losses and LAE at beginning of period	94,427	81,083

Unpaid losses and LAE, net of related reinsurance recoverables at beginning of period	156,695	146,631

Add provision for losses and LAE, net of reinsurance, occurring in:
Current period	127,458	110,536
Prior periods	(8,337)	(1,018)

Incurred losses during the current period	119,121	109,518

Deduct payments for losses and LAE, net of reinsurance, occurring in:
Current period	25,951	37,535
Prior periods	59,322	61,919

Payments for losses and LAE during the current period, net of reinsurance	85,273	99,454

Unpaid losses and LAE, net of related reinsurance recoverables at end of period	190,543	156,695
Reinsurance recoverables on unpaid losses and LAE at end of period	107,155	94,427

Unpaid losses and LAE, gross of reinsurance recoverables on unpaid losses at end of period	$297,698	$251,122

        The Company's liabilities for unpaid losses and LAE, net of related reinsurance recoverables, at December 31, 2003 and 2002 decreased during the years ended December 31, 2004 and 2003 by $8,337,000 and $1,018,000, respectively, as a result of actual loss development emerging more favorably than expected. Management believes the historical experience of the Company is a reasonable basis for estimating future losses. However, future events beyond the control of management, such as changes in law, judicial interpretations of law, and inflation may favorably or unfavorably impact the ultimate settlement of the Company's loss and loss adjustment expenses.

        The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated changes in claim costs due to inflation are considered in estimating the ultimate claim costs, the increase in average severity of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary. Changes in the Company's estimate of reserves for losses and loss adjustment expenses are reflected in operations in the period in which the estimates are changed.

10.    POLICYHOLDER DIVIDENDS

        Certain policyholders have entered into agreements that provide the opportunity for dividends. The amount that will ultimately be payable as dividends is determined by management, based on the overall profitability of the Company. Once the amount of the total dividend that will be paid for a policy year is determined, the dividend is accrued and allocated ratably to the participating policies, based on the policyholders' loss experience. Approximately 22%, 18% and 24% of the total business was subject to dividend participation during the years ended December 31, 2004, 2003 and 2002, respectively. The dividends are ultimately paid at the sole discretion of the Board of Directors (the "Board") and must be approved by the Board prior to payment.

        Board-mandated dividends accrued for 2004, 2003 and 2002 policies reflect the full potential amount allowed under the respective policies.

11.    COMMITMENTS AND CONTINGENCIES

        Litigation—AmCOMP along with AmCOMP Preferred and AmCOMP Assurance are collectively defendants in identical actions commenced in Pennsylvania and Florida courts by the Insurance Commissioner of Pennsylvania, acting in the capacity as liquidator of Reliance Insurance Company. The complaints in those actions allege that preferential payments were made by Reliance Insurance Company under the formerly existing reinsurance agreement with AmCOMP Preferred and AmCOMP Assurance and seek damages in the amount of approximately $2.3 million. AmCOMP, along with AmCOMP Preferred and AmCOMP Assurance, has made various motions addressed to these complaints. The Company, based on the advice of counsel, believes that it has a variety of factual and legal defenses, including a right of offset related to the statement of claim filed by the Company and Preferred in the Reliance Insurance Company liquidation proceeding for the recovery of approximately $9.9 million under the reinsurance agreement. The ultimate results of these legal actions and related claims cannot presently be determined.

        The Company is named as a defendant in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating the losses and LAE reserves.

        Leases—Future minimum payments under noncancelable operating leases with initial terms of one year or more as of December 31, 2004 are as follows (in thousands):

Year Ended December 31,
2005	$2,185
2006	1,694
2007	1,489
2008	558

$5,926

        The Company has entered into employment contracts with certain of its executives. These contracts provide for continuing compensation for a period of 12 to 18 months if the executives are released without cause.

        The Company is assessed amounts by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. At December 31, 2004 and 2003, the Company has accrued $2,584,000 and $3,086,000, respectively, for guaranty fund assessments. Expenses incurred for guaranty fund assessments were $1,822,000, $2,999,000, and $4,779,000 in 2004, 2003, and 2002, respectively.

12.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        SFAS No. 107, Disclosure About Fair Value of Financial Instruments, requires disclosure of the estimated fair value of all financial instruments, including both assets and liabilities, unless specifically exempted.

        The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

        Cash and Cash Equivalents—The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to the short-term nature of those items.

        Investment Securities—Fair values for fixed maturity securities and other invested assets are based on quoted market prices where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services (see Note 4).

        Notes Payable—The Company's note payable is a floating rate long-term debt. Accordingly, the carrying amount is estimated to approximate the fair value.

13.    401(k) SAVINGS PLAN

        The Company sponsors a 401(k) tax-deferred retirement savings plan (the "Plan") for its employees. The Plan is approved by the Internal Revenue Service and is administered by a national financial management service. All employees with at least six months of service are eligible to participate. The Company matches the employee's contribution at 100% for the first 2% of salary and 50% for the next 4% of salary. Expenses relating to the Plan were $525,000, $427,000 and $426,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

14.    NOTES PAYABLE

        On October 12, 2000, the Company entered into a credit facility (the "Loan") with a financial institution whereby the Company borrowed $11,250,000. The Loan calls for monthly interest payments at the 30-day LIBOR rate plus a margin. The expiration date on the loan is April 10, 2010. The Loan is collateralized by $25,500,000 of surplus notes issued by AmCOMP Preferred and AmCOMP Assurance and the stock of AmCOMP Preferred. During 2003, the Loan was refinanced whereby the Company borrowed an additional $5,531,000. At December 31, 2004 and 2003, the principal balance was $9,821,000 and $11,607,000, respectively. The interest rate was 4.87% at December 31, 2004. Interest paid through December 31, 2004 totals $418,000.

        The Loan contains various restrictive covenants and certain financial covenants. At December 31, 2003 and 2002, the Company was in violation of a covenant related to the ratio of incurred losses to net premiums written. In 2004, the lender issued a waiver relating to the noncompliance. At December 31, 2004, the Company was not in violation of any restrictive or financial covenants.

        Any modification to the principal balance would require renegotiation of the loan.

        On April 29, 2004, the Company issued a $10,000,000 surplus note in return for $10,000,000 in cash to Dekania CDO II, Ltd., as part of a pooled transaction. The note matures in 30 years and is callable by the Company after five years. The terms of the note provide for quarterly interest payments beginning on August 15, 2004. Interest is at a rate of 425 basis points in excess of the 90-day London Interbank Offered Rate which was 6.54% at December 31, 2004. Approved interest paid through December 31, 2004 totals $313,000. Unpaid and unapproved interest as of December 31, 2004 was $84,000. Both the payment of interest and repayment of the principal are subject to the prior approval of the FDFS.

        On May 26, 2004, the Company issued a $12,000,000 surplus note, in return for $12,000,000 in cash, to ICONS, Inc., as part of a pooled transaction. The note matures in 30 years and is callable by the Company after five years. The terms of the note provide for quarterly interest payments beginning on August 24, 2004. Interest is at a rate of 425 basis points in excess of the 90-day London Interbank Offered Rate which was 6.61% at December 31, 2004. Approved interest paid through December 31, 2004 totals $350,000. Unpaid and unapproved interest as of December 31, 2004 was $82,000. Both the payment of interest and repayment of the principal are subject to the prior approval of the FDFS.

        On September 14, 2004, the Company issued a $10,000,000 surplus note, in return for $10,000,000 in cash, to Alesco Preferred Funding V, LTD, as part of a pooled transaction. The terms of the note provide for quarterly interest payments beginning on December 15, 2004. Interest is at a rate of 405 basis points in excess of the 90-day London Interbank Offered Rate which was 6.54% at December 31, 2004. Approved interest paid through December 31, 2004 totals $151,000. Unpaid and unapproved interest as of December 31, 2004 was $29,000. Both the payment of interest and repayment of the principal are subject to the prior approval of the FDFS.

        Payments of principal due on the notes payable at December 31, 2004 are as follows (in thousands):

2005	$1,786
2006	1,786
2007	1,786
2008	1,786
2009 and thereafter	34,677

Total	$41,821

15.    CAPITAL STOCK

        Convertible Preferred Stock Series A—At December 31, 2004 and 2003, 2,400,000 shares of $1.00 par value, voting, participating, convertible preferred stock ("CPS") was authorized, issued, and outstanding. If the Company declares and pays a dividend on the common stock, the CPS stockholders are entitled to a dividend equal to the dividend that would have been payable to such holder if the shares had been converted. The CPS has a liquidation preference of $10 per share and is convertible, at the holder's option, into 1.7464 shares of the Company's common stock for each share of CPS held. The CPS will automatically convert into common stock upon consummation of a qualified public offering.

        Mandatorily Redeemable Preferred Stock Series B—The Company is authorized to issue 1,000,000 shares of $1.00 par value, voting, nonconvertible, 10% cumulative preferred stock ("RNCPS"). The RNCPS was mandatorily redeemable at January 31, 2003. No shares of the RNCPS have been issued. The RNCPS is subordinate to the CPS.

        Common Stock—There were 28,000,000 authorized shares of $.01 par value common stock as of December 31, 2004 and 2003. At December 31, 2004 and 2003, 5,501,936 shares were issued and 5,367,898 were outstanding. During 2001, the Company repurchased 130,981 shares at a purchase price of $1.3928 per share. During 2003, the Company repurchased 3,056 shares at a purchase price of $4.2535. The repurchased shares are recorded as treasury stock on the consolidated balance sheets. Dividends are payable as declared by the Board and are subordinate to the CPS.

        The following table summarizes the number of shares of common stock issuable and reserved for future issuance at December 31, 2004 (in thousands):

2004
Convertible preferred stock	4,191
Employee stock options	1,302

Total	5,493

16.    STOCK OPTIONS

        During 1997, the Board approved a director stock option plan (the "Directors Plan") and reserved 87,321 shares of common stock for issuance under this plan. Under the Directors Plan, options vest over a period determined at the time of grant and are exercisable over a five-year period after the date of grant for an exercise price equal to management's estimate of the fair market value of the common stock on the date of grant. Through December 31, 2004, options to purchase 75,969 shares have been granted, 57,632 have been forfeited, and 7,859 have been exercised. At December 31, 2004, options to purchase 10,479 are currently exercisable at an average exercise price of $12.09.

        During 1996, the Company approved an employee stock option plan (the "Employee Plan") and reserved 272,878 shares of the Company's common stock for future issuance under this plan. The employee options vest over a period determined at the time of grant and are exercisable over a period of not more than ten years at an exercise price equal to management's estimate of the fair market value of the common stock at the date of grant in the case of incentive options and not less than 80% of such fair market value in the case of nonqualified options. During 2001, the Company increased the number of shares available for future issuance under the Employee Plan to 960,531. At December 31, 2004, options to purchase 220,119 shares were currently exercisable at an average exercise price of $9.21.

        Prior to 1999, the Company granted four executives options to purchase 90,845 shares of common stock under an executive incentive stock option agreement. The Company granted these four executives additional options to purchase 236,608 shares of common stock under a nonqualified stock option agreement. These options vested over a three- to five-year period and are exercisable over a ten-year period after the date of grant for an exercise price of $13.74 per share. At December 31, 2004, 272,878 of the options are currently exercisable, 54,576 have been forfeited and none have been exercised.

        The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options granted to employees and directors. Under APB No. 25, because the exercise price of the Company's employee stock options equals or is greater than the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized.

        A summary of the Company's stock option activity through December 31, 2004 is as follows:

	Employees, Directors, and Executives
	Average Exercise Price	Number of Shares
Outstanding—December 31, 2001	$11.80	756,047
Granted	8.61	89,504
Exercised	—	—
Forfeited	12.62	(68,329)

Outstanding—December 31, 2002	11.36	777,222
Granted	8.89	70,610
Exercised	—	—
Forfeited	12.39	(106,531)

Outstanding—December 31, 2003	10.97	741,301
Granted	9.30	43,660
Exercised	—	—
Forfeited	9.71	(111,258)

Outstanding—December 31, 2004	$11.09	673,703

        The weighted-average remaining contractual life of the options are 2.3 years and 3.3 years as of December 31, 2004 and 2003, respectively. The estimated weighted-average fair value of options granted during 2004, 2003 and 2002 with an estimated stock price equal to the exercise price was $1.53, $1.21 and $1.31 respectively.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$0.00-$ 8.99	87,932	3.03	$8.83	24,603	$8.81
9.00- 9.99	306,344	2.22	9.32	159,182	9.32
10.00- 14.00	279,427	3.00	13.83	279,427	13.74

	673,703	2.65	$11.12	463,212	11.96

17.    EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2004, 2003, and 2002 (in thousands, except per share data):

	2004	2003	2002
Numerator:
Net income attributable to common stockholders	$5,030	$935	$5,836

Denominator:
Weighted-average shares outstanding (denominator for basic earnings per share)	5,368	5,368	5,437
Plus effect of dilutive securities:
Convertible preferred stock	4,191	4,191	4,191
Employee stock options	5	3

Weighted-average shares outstanding and assumed conversions (denominator for diluted earnings per share)	9,564	9,562	9,628

Basic earnings per share	$0.94	$0.17	$1.07

Diluted earnings per share	$0.53	$0.10	$0.61

        For the years ended December 31, 2004, 2003 and 2002, outstanding employee stock options of 585,767, 651,797 and 777,222 have been excluded from the computation of diluted earnings per share since they are anti-dilutive.

        Unaudited pro forma earnings per share for the year ended December 31, 2004 shown below reflects the conversion of the Company's CPS, which is expected to occur immediately prior to the closing date of the Company's registration statement, as of the beginning of the period:

Earnings per share—Pro forma
Basic	$.53
Diluted	$.53
Weighted-average common shares outstanding—Pro forma
Basic	9,559
Diluted	9,564

18.    SDTF DEPOSIT

        In 2001, the Florida Department of Labor and Employment Security ("FDLES") asserted a claim against AmCOMP Preferred for unpaid assessments in the aggregate amount of $3,087,000 (the "FDLES Claim"). By subsequent act of the Florida legislature, the FDLES no longer exists, and its duties and responsibilities in regard to matters of this type were transferred to the FDFS. The FDLES Claim was based upon the allegation that AmCOMP Preferred underpaid assessments due the Florida Special Disability Trust Fund and the Florida Workers' Compensation Administration Trust Fund. Although AmCOMP Preferred disputed the FDLES Claim, it paid the FDLES Claim, applied for a refund, and reported the payment as a receivable from the FDFS. AmCOMP Preferred's refund application was denied, and AmCOMP Preferred instituted a civil action against the FDLES, in which

AmCOMP Preferred seeks a declaratory judgment adjudicating whether the FDLES Claim violates the United States Constitution and the constitution of the state of Florida and, therefore, whether the FDLES Claim was lawfully asserted against AmCOMP Preferred (the "Pending Action"). The Pending Action further seeks a judgment against the FDFS in the amount of $3,087,000, plus prejudgment interest. A March 2004 opinion in a consolidated appeal of the FDFS, as appellant, and two insurance companies, as plaintiffs, the District Court of Appeal, First District, and State of Florida found in favor of the appellant on legal issues essentially the same as those raised in the AmCOMP Preferred Pending Action. As a result, the Company believes that it is probable that it will not prevail in the Pending Action and expensed the balance of $3,087,000 in 2003.

19.    SUBSEQUENT EVENT—STOCK OFFERING

        The Company has filed a registration statement under the Securities Act of 1933 to sell common stock. Immediately prior to the effectiveness of the stock offering, the Company will effect a 1-for-2.2904 reverse stock split and increase the authorized common stock to 45,000,000 shares. The effect of this reverse stock split will be to transfer $72,000, representing the par value of the reduction in shares issued from common stock to additional paid-in capital. All numbers of common shares and per share data in the accompanying consolidated financial statements and related notes have been retroactively adjusted to give effect to the stock split. At the effective time of the offering, AmComp will grant five-year options with respect to an aggregate of 758,039 shares at an exercise price equal to the initial public offering price to employees, including officers.

*****

AmCOMP INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, amounts in thousands)

	September 30, 2005 Pro forma	September 30, 2005	December 31, 2004
ASSETS
Investments:
Fixed maturity securities available-for-sale at fair value (amortized cost of $301,579 in 2005 and $217,147 in 2004)	$298,353	$298,353	$217,462
Fixed maturity securities held-to-maturity at amortized cost (fair value of $17,020 in 2005 and $9,763 in 2004)	17,295	17,295	9,792

Total investments	315,648	315,648	227,254
Cash and cash equivalents	8,671	8,671	33,865
Restricted cash	9	9	909
Accrued investment income	3,707	3,707	3,030
Premiums receivable—net	107,221	107,221	101,638
Reinsurance recoverable:
On paid losses and loss adjustment expenses	3,154	3,154	5,262
On unpaid losses and loss adjustment expenses	76,819	76,819	107,155
On ceding commissions	161	161	3,453
Prepaid reinsurance premiums	5,049	5,049	14,895
Deferred policy acquisition costs	20,178	20,178	14,695
Property and equipment—net	2,715	2,715	3,609
Income taxes recoverable	2,377	2,377	3,125
Deferred income taxes—net	19,371	19,371	17,646
Goodwill, net of accumulated amortization	1,260	1,260	1,260
Other assets	7,009	7,009	5,986

TOTAL	$573,349	$573,349	$543,782

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Policy reserves and policyholders' funds:
Unpaid losses and loss adjustment expenses	$304,413	$304,413	$297,698
Unearned and advance premiums	120,437	120,437	114,235
Policyholders' deposits	10	10	10
Policyholder retention dividends payable	6,585	6,585	6,285

Total policy reserves and policyholders' funds	431,445	431,445	418,228
Reinsurance payable	535	535	297
Accounts payable and accrued expenses	32,684	32,684	25,101
Notes payable	40,482	40,482	41,821

Total liabilities	505,146	505,146	485,447

STOCKHOLDERS' EQUITY:
Common stock (par value $.01; authorized shares 28,000; 5,502 issued; 5,367 in 2005 and 5,368 in 2004 outstanding) (Pro forma 9,694 issued; 9,558 outstanding)	96	54	54
Convertible preferred stock series A	—	23,098	23,098
Additional paid-in capital	23,592	536	536
Retained earnings	46,769	46,769	34,643
Accumulated other comprehensive (loss) income (net of deferred taxes of $1,168 in 2005 and $114 in 2004)	(2,055)	(2,055)	199
Treasury stock (135 shares in 2005 and 134 shares in 2004)	(199)	(199)	(195)

Total stockholders' equity	68,203	68,203	58,335

TOTAL	$573,349	$573,349	$543,782

See notes to condensed consolidated financial statements.

AmCOMP INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2004
(Unaudited, amounts in thousands, except per share amounts)

	Nine Months Ended
	September 30, 2005	September 30, 2004
REVENUE:
Net premiums earned	$190,776	$128,571
Net investment income	7,637	4,063
Realized gains and losses	(324)	1,051
Other income	249	191

Total revenue	198,338	133,876

EXPENSES:
Losses and loss adjustment expenses	108,489	92,229
Dividends to policyholders	6,588	3,848
Underwriting and acquisition expenses	61,682	37,032
Interest expense	2,155	810

Total expenses	178,914	133,919

Income (loss) before income taxes	19,424	(43)
Income taxes expense (benefit)	7,298	(20)

Net income (loss)	$12,126	$(23)

Earnings per common share—basic	$2.26	$0.00

Earnings per common share—diluted	$1.27	$0.00

Pro forma earnings per common share—basic (Notes 1 and 7)	$1.27

Pro forma earnings per common share—diluted (Notes 1 and 7)	$1.27

See notes to condensed consolidated financial statements.

AmCOMP INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(Unaudited, amounts in thousands)

	Nine Months Ended
	September 30, 2005	September 30, 2004
OPERATING ACTIVITIES:
Net income	$12,126	$(23)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,665	1,806
Amortization of investment premiums/discounts	2,309	1,685
Provision for deferred income taxes	(437)	671
Net realized (gains) losses on investments	352	(1,057)
Policy acquisition costs deferred	(36,731)	(21,082)
Policy acquisition costs amortized	31,248	13,253
Change in operating assets and liabilities:
Accrued investment income	(677)	(583)
Premiums receivable	(5,583)	(9,882)
Reinsurance balances	45,820	2,762
Other assets and liabilities	(1,035)	(3,917)
Unpaid losses and loss adjustment expenses	6,715	34,370
Unearned and advance premiums and policyholder deposits	6,202	19,834
Policyholder retention dividends payable	300	(2,590)
Accounts payable and accrued expenses	7,583	5,406
Income taxes recoverable	748	(4,487)

Net cash provided by operating activities	70,605	36,166

INVESTING ACTIVITIES:
Securities available-for-sale:
Purchases	(136,387)	(119,838)
Sales and maturities	49,363	54,452
Securities held-to-maturity:
Purchases	(9,685)	(10,069)
Maturities	2,112	—
Purchases of property, plant and equipment	(759)	(1,849)
Restricted cash	900	945

Net cash used in investing activities	(94,456)	(76,359)

FINANCING ACTIVITIES:
Purchase of treasury stock	(4)	—
Proceeds from borrowings	—	—
Payment of note payable	(1,339)	30,661

Net cash (used in) provided by financing activities	(1,343)	30,661

Net decrease in cash	(25,194)	(9,532)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	33,865	51,754

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$8,671	$42,222

SUPPLEMENTAL CASH FLOW DATA:
Cash paid—interest	$2,105	$641

Cash paid—income taxes	$6,986	$3,789

See notes to condensed consolidated financial statements.

AmCOMP INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

1.    BASIS OF PRESENTATION

        The condensed consolidated financial statements of AmCOMP, included herein, do not include all footnote disclosures normally included in annual financial statements and therefore, should be read in conjunction with AmCOMP's consolidated financial statements and accompanying notes for each of the fiscal years in the three-year period ended December 31, 2004.

        The condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of AmCOMP, AmCOMP Preferred, Pinnacle Administrative, Pinnacle Benefits, AmCOMP Assurance, and AmServ. All intercompany accounts and transactions have been eliminated in consolidation.

        Pro Forma Information—The pro forma balance sheet information as of September 30, 2005 assumes the conversion upon completion of the initial public offering of all convertible preferred stock outstanding as of September 30, 2005 into common stock.

        Pro Forma Net Income Per Share—Pro forma basic and diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the year plus the number of shares of common stock resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding convertible preferred stock.

        New Accounting Pronouncements—In May 2005, the FASB issued SFAS No.154, Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, Accounting Changes ("APB 20") and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"). SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The standard also requires that entities apply a fair-value-based measurement method to account for share-based payment transactions with employees (excluding equity instruments held by employee share ownership plans). SFAS No. 123R is effective as of the beginning of the first annual period that begins after December 15, 2005. The Company is evaluating the impact of the new standard and the method and timing of adoption. Although the Company has not completed its analysis, management anticipates the expense recorded in future periods would not differ materially from the amounts disclosed in the Stock-Based Compensation section below.

        In June 2005, the FASB directed the staff to issue the proposed FASB Staff Proposal ("FSP") Emerging Issues Task Force ("EITF") Issue 03-1 as final and retitled it as FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. It replaces existing guidance in EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, and clarifies that an impairment should be recognized as a loss no later than when the impairment is deemed other-than-temporary, even if the decision to sell the investment has not been made. FSP FAS 115-1 is effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. We believe that our current policy regarding other-than-temporary impairments complies with FSP FAS 115-1, and therefore the adoption of this standard is not expected to have a significant impact on our net income or equity.

        Stock-Based Compensation—The Company accounts for stock-based compensation to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the estimated market price of the Company's stock at the date of grant over the amount an employee must pay for the stock. Compensation cost related to restricted stock or deferred stock units granted is recognized in the period the compensation is earned and measured using the quoted market price on the effective grant date.

        The Company has two primary stock option plans. No stock-based employee compensation cost is reflected in net earnings, as all options granted under these plans had exercise prices equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share for the nine months ended September 30, 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation (in thousands, except per share data):

	2005	2004
Net income (loss)	$12,126	$(23)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards—net of related tax effects	(41)	(47)

Pro forma net income (loss)	$12,085	$(70)

Basic earnings per share—as reported	$2.26	$0.00
Basic earnings (loss) per share—pro forma	$2.25	$(0.01)
Diluted earnings per share—as reported	$1.27	0.00
Diluted earnings (loss) per share—pro forma	$1.26	(0.01)

        The fair value for those options was estimated at the date of grant using the minimum value option pricing model with the following assumptions: risk-free interest rates equal to the five-year U.S. Treasury Bill rate on the grant date; expected dividend yield of 0%; expected life equal to the life of the options between four and five years; and stock price on the date of grant.

2.    STATE OF FLORIDA SDTF

        The state of Florida maintains the SDTF for the purpose of providing benefits to workers who have a pre-existing condition and incur a second or subsequent injury. The SDTF is funded through annual assessments against workers' compensation insurers, which are based on a percentage of net workers' compensation premiums written. Assessments were $3,760,000 and $3,143,000 for the nine months ended September 30, 2005 and 2004, respectively, of which $2,143,000 and $2,020,000 are deferred.

        AmCOMP Preferred submits claims to the SDTF for recovery of applicable claims paid on behalf of AmCOMP Preferred's insured. Because of the uncertainty of the collectibility of such amounts, SDTF recoverables are reported in the accompanying consolidated financial statements when received. Cash collections from the SDTF were approximately $637,000 and $1,511,000 in the nine months ended September 30, 2005 and 2004, respectively.

        The SDTF currently has significant unfunded liabilities. It is not possible to predict how the SDTF will operate, if at all, in the future after further legislative review. Changes in the SDTF's operations could decrease the availability of recoveries from the SDTF, increase SDTF assessments payable by AmCOMP Preferred and/or result in the discontinuation of the SDTF and thus could have an adverse effect on AmCOMP Preferred's business, financial condition, and its operations. Under current law, future assessments are capped at 4.52% of net written premiums, and no recoveries can be made for losses incurred by the SDTF after January 1, 1998.

3.    REINSURANCE

        Certain premiums and losses are ceded to other insurance companies under quota share reinsurance arrangements and various aggregate and specific excess of loss reinsurance agreements. The ceded reinsurance agreements are intended to provide the Company with the ability to maintain its exposure to loss within its capital resources. Losses ceded under these treaties are estimated based on ultimate losses. These estimates are subject to the effects of trends in loss severity. Although considerable variability is inherent in such estimates, management believes that their estimates of losses ceded under these treaties are reasonable. These estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

        AmCOMP Preferred and AmCOMP Assurance offer workers' compensation policies at statutory limits. A summary of specific and aggregate reinsurance retention limits follows (in thousands):

Accident Year	Specific Retention	Aggregate Retention
1989 and 1990	300	Unlimited
1991 through 1993	500	Unlimited
1994	400	Unlimited
1995	400	28,000
1996	400	Unlimited
1997	500	Unlimited
1998	500	Unlimited
1999	500	Unlimited
2000	250	Unlimited
2001	250	Unlimited
2002(a)	500	Unlimited
2003	1,000	Unlimited
2004(b)	1,000	Unlimited
2005	2,000	Unlimited

(a)
For policies effective in 2002, the specific retention is $500,000. The reinsurer's limit on policies effective in 2002 was $50,000,000. In the first half of 2002, the Company also retained 10% of the layer from $1,000,000 to $10,000,000 for the first half of 2002 on policies effective in 2002 and 10% of the layer from $5,000,000 to $10,000,000 for the second half of 2002 for policies effective in 2002.

(b)
For inforce, new and renewal policies effective in 2004, the specific retention is $1,000,000. The Company also retained 10% of the layer from $5,000,000 to $10,000,000.

        Effective January 1, 2004, the Company entered into a 30% quota share reinsurance agreement with a company rated A++ by A.M. Best. Under the agreement, the Company ceded 30% of the subject written premium (defined as gross written premium less specific excess reinsurance premiums) in 2004, with a provisional ceding commission of 31%. The reinsurer's liability is limited to 130% of the gross earned reinsurance premium under any agreement year. In addition, the reinsurer's liability shall not exceed the reinsurer's portion of the estimated net loss as evaluated and reported by the Company 24 months after the inception of each agreement year. This treaty was terminated for new and renewal business on or after July 1, 2004. Furthermore, the remaining exposures for claims occurring prior to June 30, 2004 were commuted. Effective July 1, 2005, the Company terminated the 2004 quota share reinsurance that was maintained on a run-off basis for policies written prior to June 30, 2004.

4.    UNPAID LOSSES AND LAE

        The following table provides a reconciliation of the beginning and ending balances for unpaid losses and LAE, reported in the accompanying consolidated balance sheets as of September 30, 2005 and December 31, 2004 (in thousands):

	September 30, 2005	December 31, 2004
Unpaid losses and LAE, gross of related reinsurance recoverables at beginning of period	$297,698	$251,122
Less reinsurance recoverables on unpaid losses and LAE at beginning of period	107,155	94,427

Unpaid losses and LAE, net of related reinsurance recoverables at beginning of period	190,543	156,695

Add provision for losses and LAE, net of reinsurance, occurring in:
Current period	122,385	127,458
Prior periods	(13,896)	(8,337)

Incurred losses during the current period	108,489	119,121

Deduct payments for losses and LAE, net of reinsurance, occurring in:
Current period	29,007	25,951
Prior periods	42,431	59,322

Payments for losses and LAE during the current period, net of reinsurance	71,438	85,273

Unpaid losses and LAE, net of related reinsurance recoverables at end of period	227,594	190,543
Reinsurance recoverables on unpaid losses and LAE at end of period	76,819	107,155

Unpaid losses and LAE, gross of reinsurance recoverables on unpaid losses at end of period	$304,413	$297,698

        The Company's liabilities for unpaid losses and LAE, net of related reinsurance recoverables, at December 31, 2004 and 2003 decreased during the nine months ended September 30, 2005 and the year ended December 31, 2004 by $13,896,000 and $8,337,000, respectively, as a result of actual loss development emerging more favorably than expected. Management believes the historical experience of the Company is a reasonable basis for estimating future losses. However, future events beyond the control of management, such as changes in law, judicial interpretations of law, and inflation may favorably or unfavorably impact the ultimate settlement of the Company's loss and loss adjustment expenses.

        The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated changes in claim costs due to inflation are considered in estimating the ultimate claim costs, the increase in average severity of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary. Changes in the Company's estimate of reserves for losses and loss adjustment expenses are reflected in operations in the period in which the estimates are changed.

5.    COMMITMENTS AND CONTINGENCIES

        Litigation—AmCOMP along with AmCOMP Preferred and AmCOMP Assurance are collectively defendants in identical actions commenced in Pennsylvania and Florida courts by the Insurance Commissioner of Pennsylvania, acting in the capacity as liquidator of Reliance Insurance Company. The complaints in those actions allege that preferential payments were made by Reliance Insurance Company under the formerly existing reinsurance agreement with AmCOMP Preferred and AmCOMP Assurance and seek damages in the amount of approximately $2.3 million. AmCOMP, along with AmCOMP Preferred and AmCOMP Assurance, has made various motions addressed to these complaints. The Company, based on the advice of counsel, believes that it has a variety of factual and legal defenses, including a right of offset related to the statement of claim filed by the Company and Preferred in the Reliance Insurance Company liquidation proceeding for the recovery of approximately $9.9 million under the reinsurance agreement. The ultimate results of these legal actions and related claims cannot presently be determined.

        The Company is named as a defendant in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating the losses and LAE reserves.

6.    NOTES PAYABLE

        On October 12, 2000, the Company entered into a credit facility (the "Loan") with a financial institution whereby the Company borrowed $11,250,000. The Loan calls for monthly interest payments at the 30-day LIBOR rate plus a margin. The Loan is collateralized by $25,500,000 of surplus notes issued by AmCOMP Preferred and AmCOMP Assurance and the stock of AmCOMP Preferred. During 2003, the Loan was refinanced whereby the Company borrowed an additional $5,531,000. At September 30, 2005 and December 31, 2004, the principal balance was $8,482,000 and $9,821,000, respectively. The interest rate was 6.23% at September 30, 2005.

        On April 29, 2004, the Company issued a $10,000,000 surplus note in return for $10,000,000 in cash to Dekania CDO II, Ltd., as part of a pooled transaction. The note matures in 30 years and is callable by the Company after five years. The terms of the note provide for quarterly interest payments beginning on August 15, 2004. Interest is at a rate of 425 basis points in excess of the 90-day London Interbank Offered Rate. Approved interest paid through September 30, 2005 and 2004 totals $533,000 and $161,000, respectively. Unpaid and unapproved interest as of December 31, 2004 and September 30, 2005 was $84,000 and $101,000, respectively. Both the payment of interest and repayment of the principal are subject to the prior approval of the Florida Department of Financial Services ("FDFS").

        On May 26, 2004, the Company issued a $12,000,000 surplus note, in return for $12,000,000 in cash, to ICONS, Inc., as part of a pooled transaction. The note matures in 30 years and is callable by the Company after five years. The terms of the note provide for quarterly interest payments beginning on August 24, 2004. Interest is at a rate of 425 basis points in excess of the 90-day London Interbank Offered Rate. Approved interest paid through September 30, 2005 and 2004 totals $645,000 and

$166,000 respectively. Unpaid and unapproved interest as of December 31, 2004 and September 30, 2005 was $82,000 and $100,000, respectively. Both the payment of interest and repayment of the principal are subject to the prior approval of the FDFS.

        On September 14, 2004, the Company issued a $10,000,000 surplus note, in return for $10,000,000 in cash, to Alesco Preferred Funding V, LTD, as part of a pooled transaction. The terms of the note provide for quarterly interest payments beginning on December 15, 2004. Interest is at a rate of 405 basis points in excess of the 90-day London Interbank Offered Rate. Approved interest paid through September 30, 2005 totals $535,000. Unpaid and unapproved interest as of December 31, 2004 and September 30, 2005 was $29,100 and $33,000, respectively. Both the payment of interest and repayment of the principal are subject to the prior approval of the FDFS.

7.    EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings (loss) per share for the nine months ended September 30, 2005 and 2004:

	2005	2004
Numerator:
Net income (loss) attributable to common stockholders	$12,126	$(23)

Denominator:
Weighted-average shares outstanding (denominator for basic earnings per share)	5,367	5,368
Plus effect of dilutive securities:
Convertible preferred stock	4,191	—
Employee stock options	5	—

Weighted-average shares and assumed conversions (denominator for diluted earnings per share)	9,563	5,368

Basic earnings per share	$2.26	$0.00

Diluted earnings per share	$1.27	$0.00

        For the nine months ended September 30, 2005 and 2004, outstanding employee stock options of 585,771 and 673,703, respectively, have been excluded from the computation of diluted earnings (loss) per share since they are antidilutive. For the nine months ended September 30, 2004, 4.2 million shares of common stock issuable upon conversion of convertible preferred stock are also excluded from the computation as such shares are antidilutive.

        Pro forma earnings (loss) per share for the nine months ended September 30, 2005 shown below reflects the conversion of the Company's CPS, which is expected to occur immediately prior to the closing date of the Company's registration statement, as of the beginning of the period:

Earnings per share—Pro forma
Basic	$1.27
Diluted	$1.27
Weighted-average common shares outstanding—Pro forma
Basic	9,558
Diluted	9,563

8.    SUBSEQUENT EVENT—STOCK OFFERING

        The Company has filed a registration statement under the Securities Act of 1933 to sell common stock. Immediately prior to the effectiveness of the stock offering, the Company will effect a 1-for-2.2904 reverse stock split and increase the authorized common stock to 45,000,000 shares. The effect of this reverse stock split will be to transfer $72,000, representing the par value of the reduction in shares issued from common stock to additional paid-in capital. All numbers of common shares and per share data in the accompanying consolidated financial statements and related notes have been retroactively adjusted to give effect to the stock split. At the effective time of the offering, AmComp will grant five-year options with respect to an aggregate of 758,039 shares at an exercise price equal to the initial public offering price to employees, including officers.

******

TABLE OF CONTENTS

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. You should not rely on any information provided by anyone that is different or inconsistent. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                        , 2006, which is the 25th day after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

10,500,000 Shares

Common Stock

PROSPECTUS

Friedman Billings Ramsey
Raymond James
BB&T Capital Markets

The date of this prospectus is                , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. With the exception of the SEC registration fee and the NASD filing fee, all amounts shown are estimates.

SEC registration fee	$15,390
NASD filing fee	13,283
Nasdaq National Market listing fee	100,000
Blue sky fees and expenses	5,000
Printing and engraving expenses	300,000
Legal fees and expenses	750,000
Underwriters' expense reimbursement	250,000
Accounting fees and expenses	260,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous expenses	296,327

Total	$2,000,000

Item 14. Indemnification of Directors and Officers.

        The Amended and Restated Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify to the extent permitted by Delaware law any person whom it may indemnify thereunder, including directors, officers, employees, consultants and agents of the Registrant. Such indemnification (other than an order by a court) shall be made by the Registrant only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, by independent legal counsel or by the stockholders. In addition, the Registrant's Certificate of Incorporation eliminates, to the extent permitted by Delaware law, personal liability of directors to the Registrant and its stockholders for monetary damages for breach of fiduciary duty as directors.

        The Registrant's authority to indemnify its directors and officers is governed by the provisions of Section 145 of the DGCL, as follows:

          (a)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

          (b)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c)   To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

          (d)   Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

          (e)   Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

          (f)    The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

          (g)   A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

          (h)   For purposes of this section, references to the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

          (i)    For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j)    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (k)   The Court of Chancery is hereby vested with exclusive jurisdiction to herein determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

        Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Registrant has agreed to indemnify the Underwriters and the Underwriters have agreed to indemnify the Registrant and its directors, officers and controlling persons against certain civil liabilities that may be incurred in connection with the offering, including certain liabilities under the Securities Act.

        The Registrant has entered into Indemnification Agreements with each of its directors and officers whereby it has agreed to indemnify each director and officer from and against any and all judgments, fines, penalties, excise taxes and amounts paid in settlement or incurred by such director or officer for or as a result of action taken or not taken while such director was acting in his capacity as a director or executive officer of the Registrant.

Item 15. Recent Sales of Unregistered Securities.

        During the three-year period preceding the date of the filing of this registration statement, the following securities were sold by the Registrant without registration under the Securities Act of 1933, as amended (the "Securities Act"). These securities were issued by the Registrant in reliance upon exemptions from registration contained in Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering and Rule 701 under the Securities Act relating to transactions occurring under compensatory benefit plans.

        No underwriters were involved and the 1996 Stock Option Plan, as amended (the "1996 Plan") and the agreements in respect of such grants restrict the transfer of the shares issuable upon exercise of such options without registration under the Securities Act or an applicable exemption from registration.

  •
  Effective January 1, 2003, the Registrant issued to 26 of its employees options to purchase 161,725 shares of common stock granted under the 1996 Plan.

  •
  Effective July 10, 2004 the Registrant issued to one employee options to purchase 100,000 shares of its common stock granted under the 1996 Plan.

Item 16. Exhibits and Financial Statements.

        (a)   Exhibits:

Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
**3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.
**3.2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.
**4.1	Specimen Certificate for the Registrant's common stock.
**4.2	Indenture, dated April 30, 2004, by and between AmCOMP Preferred Insurance Company and JP Morgan Chase Bank, as trustee.
**4.3	Indenture, dated May 26, 2004, by and between AmCOMP Preferred Insurance Company and JP Morgan Chase Bank, as trustee.
**4.4	Indenture, dated September 14, 2004, by and between AmCOMP Preferred Insurance Company and JP Morgan Chase Bank, as trustee.
5.1	Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.
**10.1	Registration Rights Agreement, dated as of January 26, 1996, by and among the Registrant and the stockholders party thereto.
**10.2	Amendment No. 1 to Stockholders Agreement and Registration Rights Agreement dated July 8, 1996 by and among the Registrant, Florida Administrators, Inc. and the stockholders party thereto.
**10.3	Loan Agreement, dated October 12, 2000, by and between the Registrant and AmSouth Bank.
**10.4	First Amendment to Loan Agreement, dated April 25, 2003, by and between the Registrant and AmSouth Bank.
**10.5	Second Amendment to Loan Agreement, dated April 23, 2004, by and between the Registrant and AmSouth Bank.
**10.6	Third Amendment to Loan Agreement, dated August 23, 2005, by and between the Registrant and AmSouth Bank.
**10.7	1996 Stock Option Plan of the Registrant, as amended.
10.8	Amended and Restated Directors' Stock Option Plan of the Registrant.
**10.9	Form of 2005 Stock Option Plan of the Registrant.
**10.10	Form of Stock Option Award Agreement of the Registrant for options granted under the Registrant's stock option plans.
**10.11	Amended and Restated Employment Agreement, dated as of August 22, 2005, by and between the Registrant and Fred R. Lowe.
**10.12	Amended and Restated Employment Agreement, dated as of August 22, 2005, by and between the Registrant and Debra Cerre-Ruedisili.
**10.13	Amended and Restated Employment Agreement dated as of August 22, 2005, by and between the Registrant and Kumar Gursahaney.

**10.14	Form of Executive Employment Agreement by and between the Registrant and other executive employees.
**10.15	Form of Indemnification Agreement by and between the Registrant and its directors and officers.
**10.16	Lease Agreement for North Palm Beach Facility, dated December 31, 2001, by and between 701 U.S. Highway 1, Inc. and AmCOMP Preferred Insurance Company.
**10.17	Office Lease Agreement for Maitland Facility, dated March 17, 1997, by and between Lincoln -300 Lincoln Place, Ltd. and Pinnacle Assurance Corporation.
**10.18	First Amendment to Lease Agreement for Maitland Facility, dated December 1, 2002, by and among Brookhaven (Maitland), LLC, Kpers Realty Holding Co. # 31, Inc. and AmCOMP Preferred Insurance Company.
**10.19	Second Amendment to Lease Agreement for Maitland Facility, dated May 25, 2004, by and between Kpers Realty Holding Co. # 31, Inc. and AmCOMP Preferred Insurance Company.
**10.20	Purchase Agreement, dated April 29, 2004, by and between AmCOMP Preferred Insurance Company and Dekania CDO II, Ltd.
**10.21	Floating Rate Surplus Note, dated April 29, 2004, from AmCOMP Preferred Insurance Company to Cede & Co., for $10.0 million.
**10.22	Purchase Agreement, dated May 26, 2004, by and between AmCOMP Preferred Insurance Company and Icons, Ltd.
**10.23	Floating Rate Surplus Note, dated May 26, 2004, from AmCOMP Preferred Insurance Company to JP Morgan Chase Bank, as trustee, for $12.0 million.
**10.24	Purchase Agreement, dated September 14, 2004, by and between AmCOMP Preferred Insurance Company and Alesco Preferred Funding V, Ltd.
**10.25	Floating Rate Surplus Note, dated September 14, 2004, from AmCOMP Preferred Insurance Company to Sigler & Co., for $10.0 million.
**10.26
Amended Tax Allocation Agreement, dated January 1, 1998, by and among the Registrant, AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation, Pinnacle Administrative Company and Pinnacle Benefits, Inc.
**10.27	Service Company Contract, dated April 7, 1995, by and between FAI and Compensation Benefits, Inc.
**10.28	Amendment to Service Company Contract, dated January 26, 1996, by and between FAI and Compensation Benefits, Inc.
**10.29	Second Amendment to Service Company Contract, dated January 1, 2000, by and between Pinnacle Administrative Company and Pinnacle Benefits, Inc.
**10.30	Third Amendment to Service Company Contract, dated December 16, 1997, by and between Pinnacle Administrative Company and Pinnacle Benefits, Inc.
**10.31	Fourth Amendment to Service Company Contract, dated January 1, 2000, by and between Pinnacle Administrative Company and Pinnacle Benefits, Inc.
**10.32	Management Company Contract, dated April 7, 1995, by and between Pinnacle Assurance Corporation and FAI.
**10.33	Amendment to Management Company Contract, dated January 26, 1996, by and between Pinnacle Assurance Corporation and FAI.

**10.34	Second Amendment to Management Company Contract, dated January 1, 2000, by and between Pinnacle Assurance Corporation and FAI.
**10.35	Management Company Contract, dated December 16, 1997 by and between AmCOMP Assurance Corporation and Pinnacle Administrative Company.
**10.36	Reinsurance Pooling Agreement, dated May 10, 2001, by and between AmCOMP Preferred Insurance Company and AmCOMP Assurance Corporation.
**10.37	First Amendment to Reinsurance Pooling Agreement, dated December 31, 2003, by and between AmCOMP Preferred Insurance Company and AmCOMP Assurance Corporation.
**10.38
Workers Compensation and Employers Liability Statutory Excess of Loss Reinsurance Agreement, effective January 1, 1999, issued to Pinnacle Assurance Corporation, AmComp Preferred Insurance Company, Thomas Jefferson Insurance Company and AmComp Insurance Company by Jardine Sayer & Company, Inc.
**10.39
Workers' Compensation and Employers Liability Quota Share Reinsurance Agreement between AmCOMP Assurance Company and/or AmCOMP Preferred Insurance Company, and/or Pinnacle Assurance Corporation, and/or Thomas Jefferson Insurance Company and Swiss Reinsurance America Corporation.
**10.40
Underlying Excess Workers' Compensation Reinsurance Contract, effective January 1, 2002, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group by American Re-Insurance Company.
**10.41
Excess Workers' Compensation Reinsurance Contract, effective January 1, 2002, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.42
Catastrophe Workers' Compensation Reinsurance Contract, effective January 1, 2002, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.43
Excess Workers' Compensation Reinsurance Contract, effective January 1, 2003, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.44
Catastrophe Workers' Compensation Reinsurance Contract, effective January 1, 2003, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.45
Excess Workers' Compensation Reinsurance Contract, effective January 1, 2004, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.46
Catastrophe Workers' Compensation Reinsurance Contract, effective January 1, 2004, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.

**10.47
Excess Workers' Compensation Reinsurance Contract, effective January 1, 2005, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.48
Catastrophe Workers' Compensation Reinsurance Contract, effective January 1, 2005, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**21	Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP (contained in Exhibit 5).
**24	Powers of Attorney.
**99.1	Consent of Donald C. Stewart.
**99.2	Consent of Spencer L. Cullen, Jr.

**Previously
filed.

        (b)   Financial Statement Schedules

  II.
  Condensed Financial Information of Registrant

  V.
  Valuation and Qualifying Accounts

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Palm Beach, State of Florida on the 24th day of January, 2006.

AMCOMP INCORPORATED
By:	/s/ FRED R. LOWE Fred R. Lowe, Chairman, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ FRED R. LOWE Fred R. Lowe	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	January 24, 2006
/s/ DEBRA CERRE-RUEDISILI Debra Cerre-Ruedisili	Executive Vice President, Chief Operating Officer and Director	January 24, 2006
/s/ KUMAR GURSAHANEY Kumar Gursahaney	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	January 24, 2006
* Sam A. Stephens	Director	January 24, 2006
* Paul B. Queally	Director	January 24, 2006
* Sean Traynor	Director	January 24, 2006

/s/ FRED R. LOWE * Signed by Fred R. Lowe as attorney-in-fact.

AmCOMP Incorporated

Schedule II—Condensed Financial Information of Parent Company

Condensed Balance Sheets

	December 31,
	2004	2003
	(In Thousands)
Assets
Cash and cash equivalents	$1,006	$2,765
Investment in subsidiaries	54,902	52,026
Surplus notes receivable from affiliates	25,500	25,500
Interest receivable on surplus notes receivable from affiliates	2,735	2,970
Receivable from affiliates	4,816	961
Other assets	115	151
Income tax recoverable	3,125	1,442

	$92,199	$85,815

Liabilities and Stockholders' Equity
Deferred taxes	$1,665	$432
Note payable	9,821	11,607
Payable to affiliated companies	22,378	18,992
Stockholders' Equity
Common stock	54	54
Preferred stock	23,098	23,098
Other stockholders' equity	35,183	31,632

	58,335	54,784

	$92,199	$85,815

See accompanying notes to condensed financial statements

AmCOMP Incorporated

Condensed Statements of Operations

	Years Ended December 31,
	2004	2003	2002
	(In Thousands)
Revenues
Interest income	$1,676	$1,141	$681

Expenses
Other operating expenses	835	46	36
Interest expense	380	410	352

Total expenses	1,215	456	388

Income before income taxes, equity in undistributed earnings of consolidated subsidiaries and cumulative effect of change in accounting principle	461	685	293
Income tax (benefit) expense	(214)	614	87
Equity in undistributed earnings of consolidated subsidiaries	4,355	864	3,175

Income before cumulative effect of change in accounting principle	5,030	935	3,381
Cumulative effect of change in accounting principle	—	—	2,455

Net Income	$5,030	$935	$5,836

See accompanying notes to condensed financial statements

AmCOMP Incorporated

Condensed Statements of Cash Flows

	Years Ended December 31,
	2004	2003	2002
	(In Thousands)
Operating Activities:
Net income	$5,030	$935	$5,836
Adjustments to net income provided by operating activities
Equity in earnings of subsidiaries	(4,355)	(864)	(3,175)
Cumulative effect of accounting change	—	—	(2,455)
Interest receivable	235	(1,120)	(1,850)
Deferred income taxes	1,233	421	(427)
Income taxes payable	(1,683)	(3,843)	2,039
Other assets and other liabilities	(14)	(1)	30
Payable to affiliated companies	(469)	12,193	5,447
Accounts payable and accrued expenses	50	(100)	(130)

Net cash provided by operating activities	27	7,621	5,315

Investing Activities:
Investment in subsidiary	—	(11,286)	(1,220)

Net cash used in investing activities	—	(11,286)	(1,220)

Financing activities:
Purchase of treasury stock	—	(13)	—
Payment of note payable	(1,786)	4,169	(2,875)

Net cash (used in) provided by financing activities	(1,786)	4,156	(2,875)

Net (decrease) increase in cash	(1,759)	491	1,220
Cash at beginning of year	2,765	2,274	1,054

Cash at end of the year	$1,006	$2,765	$2,274

See accompanying notes to condensed financial statements

AmCOMP Incorporated

Notes to Condensed Financial Statements

Years Ended December 31, 2004, 2003 and 2002

1.    Accounting Policies

  Organization

        AmCOMP Incorporated (the "Company") is a Delaware-domiciled holding company organized for the purpose of acquiring and managing insurance entities.

  Basis of Presentation

        The condensed financial statements and notes are prepared in accordance with accounting principles generally accepted in the United States.

        The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings (loss) of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

  Estimates and Assumptions

        Preparation of the condensed financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

2.    Note Payable

        On October 12, 2000, the Company entered into a credit facility (the "Loan") with a financial institution whereby the Company borrowed $11,250,000. The Loan calls for monthly interest payments at the 30-day LIBOR rate plus a margin. The expiration date of the loan is April 10, 2010. The Loan is collateralized by $25,500,000 of surplus notes issued by AmCOMP Preferred and AmCOMP Assurance and the stock of AmCOMP Preferred. During 2003, the Loan was refinanced whereby the Company borrowed an additional $5,531,000. At December 31, 2004 and 2003, the principal balance was $9,821,000 and $11,607,000, respectively. The interest rate was 4.87% at December 31, 2004.

        Maturities of the Loan at December 31, 2004 are as follows (in thousands):

2005	$1,786
2006	1,786
2007	1,786
2008	1,786
2009 and thereafter	2,677

Total	$9,821

AmCOMP Incorporated

Notes to Condensed Financial Statements (Continued)

Years Ended December 31, 2004, 2003 and 2002

3.    Related Party Transactions

        On December 31, 1996, the Company loaned $10.0 million to AmCOMP Preferred Insurance Company ("AmComp Preferred") and received a surplus note in the same amount. The note provides for quarterly interest payments beginning on March 31, 1997 and payment of the principal on August 15, 2009. Interest accrues at an annual rate of 100 basis points in excess of the prime rate, which was 5.0% at December 31, 2004. Both the payment of interest and principal require approval of the Florida Department of Financial Services ("FDFS"). Interest income was $500,000, $425,000 and $575,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Earned but unpaid interest as of December 31, 2004 was $925,000. To preserve the surplus position of AmCOMP Preferred, neither the Company nor AmCOMP Preferred has requested FDFS approval for the payment of additional interest beyond the aforementioned paid amounts.

        On December 31, 2000, the Company loaned $5.0 million to AmCOMP Assurance Corporation ("AmComp Assurance") and received a surplus note in the same amount. The note provides for quarterly interest payments beginning on March 31, 2001 and payment of the principal on March 31, 2006. Interest accrues at an annual rate of 10.0%. Both the payment of interest and principal require approval of the FDFS. Interest income was $500,000, $500,000 and $500,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Earned but unpaid interest as of December 31, 2004 was $1,000,000. To preserve the surplus position of AmCOMP Assurance, neither the Company nor AmCOMP Assurance has requested FDFS approval for the payment of additional interest beyond the aforementioned paid amounts.

        On December 31, 2002, the Company loaned $2.0 million to AmCOMP Assurance and received a surplus note in the same amount. The note provides for quarterly interest payments beginning on March 31, 2003 and payment of the principal on March 31, 2008. Interest accrues at an annual rate of 450 basis points in excess of the London Interbank Offered Rate ("LIBOR"), which was 6.1% at December 31, 2004. Both the payment of interest and principal require approval of the FDFS. Interest income was $117,000, $107,000 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively. No interest has been paid to date. Earned but unpaid interest as of December 31, 2004 was $224,000. To preserve the surplus position of AmCOMP Assurance, neither the Company nor AmCOMP Assurance has requested FDFS approval for the payment of interest amounts.

        On March 31, 2003, the Company loaned $2.0 million to AmCOMP Assurance and received a surplus note in the same amount. The note provides for quarterly interest payments beginning on June 30, 2003 and payment of the principal on March 31, 2008. Interest accrues at an annual rate of 450 basis points in excess of LIBOR, which was 6.1% at December 31, 2004. Both the payment of interest and principal require approval of the FDFS. No interest has been paid to date. Interest income was $117,000 and $88,000 for the years ended December 31, 2004 and 2003, respectively. Earned but unpaid interest as of December 31, 2004 was $205,000. To preserve the surplus position of AmCOMP Assurance, neither the Company nor AmCOMP Assurance has requested FDFS approval for the payment of interest amounts.

        On December 4, 2003, the Company loaned $6.5 million to AmCOMP Assurance and received a surplus note in the same amount. The note provides for quarterly interest payments beginning on March 31, 2004 and repayment of the principal on December 31, 2008. Interest accrues at an annual rate of 450 basis points in excess of LIBOR, which was 6.1% at December 31, 2004. Both the payment

AmCOMP Incorporated

Notes to Condensed Financial Statements (Continued)

Years Ended December 31, 2004, 2003 and 2002

3.    Related Party Transactions (Continued)

of interest and principal require approval of the FDFS. Interest income was $381,000 and $0 for the years ended December 31, 2004 and 2003 respectively. No interest has been paid to date. Earned but unpaid interest as of December 31, 2004 was $381,000. To preserve the surplus position of AmCOMP Assurance, neither the Company nor AmCOMP Assurance has requested FDFS approval for the payment of interest amounts.

        As the Company does not keep significant cash on hand, it may find it necessary to borrow funds from subsidiaries to make tax, debt or other payments. Additionally, as the Company files a consolidated tax return with its affiliates, it makes tax payments on behalf of subsidiaries, thereby creating a receivable from affiliates balance. The borrowings from affiliates, offset by receivables from affiliates, and interest receivable on surplus notes are recorded in the Payable to Affiliated Companies line item on the balance sheet. As of December 31, 2004 and 2003, the Company had recorded approximately $22,378,000 and $18,992,000, respectively, of net payables (receivables) to (from) affiliates.

4.    Federal and State Income Taxes

        Income tax expense (benefit) for the years ended December 31, 2004, 2003 and 2002 was allocated as follows:

	2004	2003	2002
Current expense (benefits)
Federal	$(227)	$103	$75
State	(506)	17	12

Total current (benefit) expense	(733)	120	87

Deferred expense
Federal	$471	$432	$—
State	48	62	—

Total deferred expense	519	494	—

Total tax (benefit) expense	$214	$614	$87

AmCOMP Incorporated

Notes to Condensed Financial Statements (Continued)

Years Ended December 31, 2004, 2003 and 2002

4.    Federal and State Income Taxes (Continued)

        AmCOMP's effective income tax rate differed from the statutory income tax rate for the years ended December 31, 2004, 2003 and 2002 as follows:

	2004	%	2003	%	2002	%
Statutory federal income tax rate	$157	34.0%	$240	35.0%	$103	35.0%
Increases (reductions) in tax resulting from:
Surplus notes interest income deferred	471	102.2	392	57.2	—	—
NOL Florida state tax	(835)	(181.1)	—	—	—	—
State tax	(7)	(1.5)	(18)	(2.6)	(16)	(5.5)

	$(214)	(46.4)%	$614	89.6%	$87	29.5%

        The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities included at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred Tax Liabilities:
Surplus Notes Interest Receivable	1,665	432

AmCOMP Incorporated and Subsidiaries

Schedule V—Valuation and Qualifying Accounts

		Additions
	Balance at beginning of period	Charged/ (credited) to costs and expenses	Charged to other accounts	Deductions (1)	Balance at end of period
Year ended December 31, 2004
Allowance for uncollectible:
Premiums in course of collection	$8,841	$156	$—	$(2,997)	$6,000

Year ended December 31, 2003
Allowance for uncollectible:
Premiums in course of collection	$7,423	$4,330	$—	$(2,912)	$8,841

Year ended December 31, 2002
Allowance for uncollectible:
	$7,783	$2,486	$—	$(2,846)	$7,423

(1)
Deductions include write-offs of amounts determined to be uncollectible.

See accompanying independent auditors' report

Exhibit Index

Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
**3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.
**3.2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.
**4.1	Specimen Certificate for the Registrant's common stock.
**4.2	Indenture, dated April 30, 2004, by and between AmCOMP Preferred Insurance Company and JP Morgan Chase Bank, as trustee.
**4.3	Indenture, dated May 26, 2004, by and between AmCOMP Preferred Insurance Company and JP Morgan Chase Bank, as trustee.
**4.4	Indenture, dated September 14, 2004, by and between AmCOMP Preferred Insurance Company and JP Morgan Chase Bank, as trustee.
5.1	Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.
**10.1	Registration Rights Agreement, dated as of January 26, 1996, by and among the Registrant and the stockholders party thereto.
**10.2	Amendment No. 1 to Stockholders Agreement and Registration Rights Agreement dated July 8, 1996 by and among the Registrant, Florida Administrators, Inc. and the stockholders party thereto.
**10.3	Loan Agreement, dated October 12, 2000, by and between the Registrant and AmSouth Bank.
**10.4	First Amendment to Loan Agreement, dated April 25, 2003, by and between the Registrant and AmSouth Bank.
**10.5	Second Amendment to Loan Agreement, dated April 23, 2004, by and between the Registrant and AmSouth Bank.
**10.6	Third Amendment to Loan Agreement, dated August 23, 2005, by and between the Registrant and AmSouth Bank.
**10.7	1996 Stock Option Plan of the Registrant, as amended.
10.8	Amended and Restated Directors' Stock Option Plan of the Registrant.
**10.9	Form of 2005 Stock Option Plan of the Registrant.
**10.10	Form of Stock Option Award Agreement of the Registrant for options granted under the Registrant's stock option plans.
**10.11	Amended and Restated Employment Agreement, dated as of August 22, 2005, by and between the Registrant and Fred R. Lowe.
**10.12	Amended and Restated Employment Agreement, dated as of August 22, 2005, by and between the Registrant and Debra Cerre-Ruedisili.
**10.13	Amended and Restated Employment Agreement dated as of August 22, 2005, by and between the Registrant and Kumar Gursahaney.
**10.14	Form of Executive Employment Agreement by and between the Registrant and other executive employees.
**10.15	Form of Indemnification Agreement by and between the Registrant and its directors and officers.

**10.16	Lease Agreement for North Palm Beach Facility, dated December 31, 2001, by and between 701 U.S. Highway 1, Inc. and AmCOMP Preferred Insurance Company.
**10.17	Office Lease Agreement for Maitland Facility, dated March 17, 1997, by and between Lincoln -300 Lincoln Place, Ltd. and Pinnacle Assurance Corporation.
**10.18	First Amendment to Lease Agreement for Maitland Facility, dated December 1, 2002, by and among Brookhaven (Maitland), LLC, Kpers Realty Holding Co. # 31, Inc. and AmCOMP Preferred Insurance Company.
**10.19	Second Amendment to Lease Agreement for Maitland Facility, dated May 25, 2004, by and between Kpers Realty Holding Co. # 31, Inc. and AmCOMP Preferred Insurance Company.
**10.20	Purchase Agreement, dated April 29, 2004, by and between AmCOMP Preferred Insurance Company and Dekania CDO II, Ltd.
**10.21	Floating Rate Surplus Note, dated April 29, 2004, from AmCOMP Preferred Insurance Company to Cede & Co., for $10.0 million.
**10.22	Purchase Agreement, dated May 26, 2004, by and between AmCOMP Preferred Insurance Company and Icons, Ltd.
**10.23	Floating Rate Surplus Note, dated May 26, 2004, from AmCOMP Preferred Insurance Company to JP Morgan Chase Bank, as trustee, for $12.0 million.
**10.24	Purchase Agreement, dated September 14, 2004, by and between AmCOMP Preferred Insurance Company and Alesco Preferred Funding V, Ltd.
**10.25	Floating Rate Surplus Note, dated September 14, 2004, from AmCOMP Preferred Insurance Company to Sigler & Co., for $10.0 million.
**10.26
Amended Tax Allocation Agreement, dated January 1, 1998, by and among the Registrant, AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation, Pinnacle Administrative Company and Pinnacle Benefits, Inc.
**10.27	Service Company Contract, dated April 7, 1995, by and between FAI and Compensation Benefits, Inc.
**10.28	Amendment to Service Company Contract, dated January 26, 1996, by and between FAI and Compensation Benefits, Inc.
**10.29	Second Amendment to Service Company Contract, dated January 1, 2000, by and between Pinnacle Administrative Company and Pinnacle Benefits, Inc.
**10.30	Third Amendment to Service Company Contract, dated December 16, 1997, by and between Pinnacle Administrative Company and Pinnacle Benefits, Inc.
**10.31	Fourth Amendment to Service Company Contract, dated January 1, 2000, by and between Pinnacle Administrative Company and Pinnacle Benefits, Inc.
**10.32	Management Company Contract, dated April 7, 1995, by and between Pinnacle Assurance Corporation and FAI.
**10.33	Amendment to Management Company Contract, dated January 26, 1996, by and between Pinnacle Assurance Corporation and FAI.
**10.34	Second Amendment to Management Company Contract, dated January 1, 2000, by and between Pinnacle Assurance Corporation and FAI.
**10.35	Management Company Contract, dated December 16, 1997 by and between AmCOMP Assurance Corporation and Pinnacle Administrative Company.
**10.36	Reinsurance Pooling Agreement, dated May 10, 2001, by and between AmCOMP Preferred Insurance Company and AmCOMP Assurance Corporation.
**10.37	First Amendment to Reinsurance Pooling Agreement, dated December 31, 2003, by and between AmCOMP Preferred Insurance Company and AmCOMP Assurance Corporation.

**10.38
Workers Compensation and Employers Liability Statutory Excess of Loss Reinsurance Agreement, effective January 1, 1999, issued to Pinnacle Assurance Corporation, AmComp Preferred Insurance Company, Thomas Jefferson Insurance Company and AmComp Insurance Company by Jardine Sayer & Company, Inc.
**10.39
Workers' Compensation and Employers Liability Quota Share Reinsurance Agreement between AmCOMP Assurance Company and/or AmCOMP Preferred Insurance Company, and/or Pinnacle Assurance Corporation, and/or Thomas Jefferson Insurance Company and Swiss Reinsurance America Corporation.
**10.40
Underlying Excess Workers' Compensation Reinsurance Contract, effective January 1, 2002, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group by American Re-Insurance Company.
**10.41
Excess Workers' Compensation Reinsurance Contract, effective January 1, 2002, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.42
Catastrophe Workers' Compensation Reinsurance Contract, effective January 1, 2002, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.43
Excess Workers' Compensation Reinsurance Contract, effective January 1, 2003, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.44
Catastrophe Workers' Compensation Reinsurance Contract, effective January 1, 2003, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.45
Excess Workers' Compensation Reinsurance Contract, effective January 1, 2004, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.46
Catastrophe Workers' Compensation Reinsurance Contract, effective January 1, 2004, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.47
Excess Workers' Compensation Reinsurance Contract, effective January 1, 2005, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**10.48
Catastrophe Workers' Compensation Reinsurance Contract, effective January 1, 2005, issued to AmCOMP Preferred Insurance Company, AmCOMP Assurance Corporation and any and all insurance companies which are now or hereafter come under the same ownership or management as the AmCOMP Group.
**21	Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP (contained in Exhibit 5).
**24	Powers of Attorney.
**99.1	Consent of Donald C. Stewart.
**99.2	Consent of Spencer L. Cullen, Jr.

**
Previously filed.

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PROSPECTUS SUMMARY
The Offering
Assumptions in this Prospectus
Summary Historical Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS
USE OF PROCEEDS
CAPITALIZATION
DIVIDEND POLICY
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Fiscal Year-End Option Values
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
AmCOMP INCORPORATED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2004 AND 2003 (In thousands)
AmCOMP INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (In thousands, except per share amounts)
AmCOMP INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2004 AND 2003 (In thousands)
AmCOMP INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002 (In thousands)
AmCOMP INCORPORATED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
AmCOMP INCORPORATED AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited, amounts in thousands)
AmCOMP INCORPORATED AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2004 (Unaudited, amounts in thousands, except per share amounts)
AmCOMP INCORPORATED AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (Unaudited, amounts in thousands)
AmCOMP INCORPORATED AND SUBSIDIARIES NOTES TO CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
AmCOMP Incorporated Schedule II—Condensed Financial Information of Parent Company Condensed Balance Sheets
AmCOMP Incorporated Condensed Statements of Operations
AmCOMP Incorporated Condensed Statements of Cash Flows
AmCOMP Incorporated Notes to Condensed Financial Statements Years Ended December 31, 2004, 2003 and 2002
AmCOMP Incorporated Notes to Condensed Financial Statements (Continued) Years Ended December 31, 2004, 2003 and 2002
AmCOMP Incorporated Notes to Condensed Financial Statements (Continued) Years Ended December 31, 2004, 2003 and 2002
AmCOMP Incorporated Notes to Condensed Financial Statements (Continued) Years Ended December 31, 2004, 2003 and 2002
AmCOMP Incorporated and Subsidiaries Schedule V—Valuation and Qualifying Accounts
Exhibit Index